Form 10-K405, Exhibit 13
period 1995-12-31
HEALTHCARE COMPARE CORP/DE/
filed 1996-03-29
CIK 812910

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     RESULTS OF OPERATIONS. The following table presents the percentages of the Company's revenues represented by certain statement of operations items.

                                       Years Ended December 31,
                                       1993      1994      1995
                                     --------  --------  --------
Revenues                                100%      100%      100%

Expenses:
  Cost of Services                       39        34        30
  Selling and Marketing                  13        12        12
  General and Administrative              6         5         5
  Depreciation and Amortization           5         6         5
  Interest Income, Net                   (3)       (3)       (4)
                                        ---       ---       ---
  Subtotal                               60        54        48
                                        ---       ---       ---
Income Before Income Taxes               40        46        52
                                        ---       ---       ---
Net Income                               24%       27%       31%
                                        ---       ---       ---

     REVENUES. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage of savings basis (PPO and fee schedule services) or on a predetermined contractual basis. The Company also derives revenue based upon a fixed monthly charge for each participant excluding covered dependents in a client-sponsored health care plan (capitated revenue).
     Total revenues increased $27,732,000 (15%) from 1994 to 1995 and $28,956,000 (18%) from 1993 to 1994. This growth is primarily attributable to:
     1) Increased utilization of the Company's PPO services by existing clients;
     2) Expansion and development of the Company's PPO networks, especially in secondary and tertiary markets; and
     3) New clients.
Revenue from clinical cost management services increased slightly from 1994 to 1995 as a result of growth in the number of clients. Revenue from clinical cost management services decreased from 1993 to 1994 as more insurance carriers and administrators served by the Company provided these services through their internal operations. Fee schedule services revenue increased from 1994 to 1995 due to new and expanded contract activity, particularly with General Motors Corporation and Liberty Mutual Insurance Company. Fee schedule services revenue had declined from 1993 to 1994 as the number of clients serviced by the Company was reduced, particularly in California where the Company elected not to decrease its prices in response to increased competition. Government contract revenue had increased from 1993 to 1994 as a result of broader services provided under the Company's contract with the Department of Defense. Government contract revenue decreased from 1994 to 1995 due to the successful completion of the regional utilization review portion of the same contract with the Department of Defense. Price increases have not been an important factor in the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS



Company's revenue growth. There can be no assurance that the Company will continue to experience revenue growth comparable to prior periods.
     The following table sets forth information with respect to the Company's sources of revenues for the years ended December 31, 1993, 1994 and 1995 and the percentage of total revenues represented thereby:

SOURCES OF REVENUES
                                               Years Ended December 31,
                                      1993      %      1994     %      1995     %
                                                   ($ In thousands)
                                   ------------------------------------------------
PPO Services                         $109,113    69% $140,201    75% $165,577    77%
Clinical cost management Services      27,133    17    25,425    14    25,909    12
Fee Schedule Services                  15,634    10    14,760     8    17,764     8
Government Contract Services            5,770     4     6,220     3     5,088     3
                                   ----------  ----  --------  ----  --------  ----
TOTAL                                $157,650   100% $186,606   100% $214,338   100%
                                   ==========  ====  ========  ====  ========  ====

     COST OF SERVICES. Cost of services consists primarily of salaries and related costs for personnel involved in PPO administration, development and expansion, clinical cost management programs, and other cost management services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. The largest increases in these expenses during 1993 to 1995 relate to costs for the development of hospital and outpatient care PPO networks in various locations, the development of new information systems required to service the Company's growth and the development of the Company's risk-based products. As a percentage of revenues, however, these costs have decreased from 39% in 1993 to 34% in 1994 and to 30% in 1995 due to substantial revenue growth and efficient management of various operating expenses.
     SELLING AND MARKETING. Selling and marketing expenses have increased primarily as a result of the hiring and training of new sales and marketing members. As a percentage of revenues, selling and marketing expenses have remained between 12% and 13% from 1993 to 1995.
     GENERAL AND ADMINISTRATIVE. General and administrative costs increased from 1993 to 1995 primarily due to the addition of staff in the executive and administrative areas as well as increased utilization of outside professional services in connection with the Company's efforts to create, develop and market insurance products. As a percentage of revenues, however, these costs declined from 6% of revenues in 1993 to 5% in 1994 and 1995.
     DEPRECIATION AND AMORTIZATION. These expenses increased significantly from 1993 to 1994 principally as a result of the purchase of additional computer hardware and software, office equipment and leasehold improvements. To a lesser extent, the increase is a result of shortening the useful lives of certain computer hardware and software in 1994 to reflect the Company's plans to replace these assets. Consequently, depreciation and amortization decreased from 1994 to 1995 as a result of the shortening of the useful lives which resulted in higher depreciation expense in 1994. As a percentage of revenues, these costs remained in the 5% to 6% range from 1993 to 1995.
     INTEREST INCOME, NET. The Company invests a significant portion of its available cash in various interest-bearing instruments. The net interest income realized from such investments represented 3% of revenues in 1993 and 1994 and 4% of revenues in 1995.
     INCOME TAXES. Income taxes were provided at an effective rate of 40% in 1994 and 1995 compared to 39% in 1993. The higher than statutory rate for 1993 to 1995 includes provisions for state income taxes.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS


     SEASONALITY. The Company has historically experienced increases in salaries and related training costs for nurse reviewers, physicians and PPO personnel, as well as associated equipment costs during its first and fourth calendar quarters in anticipation of an increase in the number of new participants in client-sponsored health care plans. Since health care plans typically have an open enrollment period for new participants during January of each year, the Company anticipates that its future first and fourth quarters will continue to reflect similar cost increases. The Company's future earnings could be adversely affected if the Company were to incur costs in excess of those necessary to service the actual number of new participants resulting from the open enrollment.
     INFLATION. Although inflation has not had a significant effect on the Company's operations to date, management believes that the rate at which health care costs have increased has contributed significantly to the demand for PPO, clinical cost management and other cost management services, including the services provided by the Company.
     OTHER INFORMATION. Since 1993, there has been considerable discussion of health care reform. Although specific features of any legislation that ultimately may be enacted into law cannot be predicted at this time, based on the Company's review of legislation previously considered by Congress and various state legislatures, management believes that the Company's existing programs and those under development provide a foundation that will enable the Company to continue to grow.
     LIQUIDITY AND CAPITAL RESOURCES. During the three year period ended December 31, 1995, the Company generated $194,002,000 of cash from operating activities. The Company had $157,124,000 of working capital at December 31, 1995, compared to $78,444,000 at December 31, 1994.
     Investment activities used $45,489,000 and $30,785,000 in cash during 1995 and 1994, respectively, reflecting net increases in investments of $36,812,000 in 1995 and $22,389,000 in 1994, and capital expenditures of $8,677,000 in 1995 and $8,396,000 in 1994.
     Cash provided by financing programs in 1995 consisted of $11,247,000 of proceeds from the issuance of common stock pursuant to Company stock option and stock purchase programs and was partially offset by $2,170,000 used to purchase shares of its outstanding common stock. Cash used for financing programs in 1994 consisted of $28,222,000 used to purchase shares of its outstanding common stock partially offset by $4,486,000 of proceeds from the issuance of common stock pursuant to Company stock option and stock purchase programs.
     The Company believes that its working capital, long-term investments and cash generated from future operations will be sufficient to fund the Company's anticipated operations and expansion plans.
     In February 1996, the Company acquired a small health and life insurance company, which is licensed in 26 states, in order to enable the Company to underwrite group health insurance. The maximum purchase price will be approximately $11.5 million subject to the satisfaction of certain contingencies. Additionally, the Company is seeking to acquire in 1996 an inactive insurance company that is broadly licensed in at least 40 states.