Form 10-K, Exhibit 13
period 1996-12-31
HEALTHCARE COMPARE CORP/DE/
filed 1997-03-31
CIK 812910

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements under this caption constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, which
involve risks and uncertainties.   The Company's actual results may differ
significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the captions "Seasonality" and "Other Information".
     The Company acquired American Life and Health Insurance Company ("American") and its subsidiary insurance company on February 1, 1996.
American is a small health and life insurer with licenses in 26 states. Under the terms of the acquisition, which was accounted for as a purchase, the Company will pay a maximum purchase price of approximately $11.5 million subject to the satisfaction of certain contingencies.
     RESULTS OF OPERATIONS. The following table presents the Company's sources of revenues and percentages of those revenues represented by certain statement of operations items.


SOURCES OF REVENUE                           Years Ended December 31,
                                    1994     %      1995     %      1996     %
                                                 ($ In Thousands)
                                  ----------------------------------------------
PPO Services                      $140,201   75%  $165,577   77%  $191,008   77%
Fee Schedule Services               14,760     8    17,764     8    26,669    11
Clinical Cost Mgmt. Services        25,425    14    25,909    12    20,861     8
Premiums, Net                           --    --        --    --     7,906     3
Government Contract Services         6,220     3     5,088     3     1,360     1
                                  --------  ----  --------  ----  --------  ----
TOTAL                             $186,606  100%  $214,338  100%  $247,804  100%
                                  ========  ====  ========  ====  ========  ====
PERCENT OF REVENUES                          Years Ended December 31,
                                    1994            1995            1996
                                  --------        --------        --------
Expenses:
Cost of Services                       34%             30%             29%
Selling and Marketing                   12              12              12
General and Administrative               5               5               5
Healthcare Benefits                     --              --               2
Depreciation and Amortization            6               5               5
Interest Income, Net                   (3)             (4)             (5)
                                  --------        --------        --------
Subtotal                                54              48              48
                                  --------        --------        --------
Income Before Income Taxes              46              52              52
                                  --------        --------        --------
Net Income                             27%             31%             32%
                                  --------        --------        --------

     REVENUES. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage of savings basis (PPO and fee schedule services) or on a predetermined contractual basis. The Company also derives revenue based upon a fixed monthly charge for each participant excluding covered dependents in a client-sponsored health care plan or on a per transaction basis.

      Total revenues increased $33,466,000 (16%) from 1995 to 1996 and $27,732,000 (15%) from 1994 to 1995. This growth is primarily attributable to:
      1)   Increased utilization of the Company's PPO services by
           existing clients;
      2)   Expansion and development of the Company's PPO networks,
           especially in secondary and tertiary markets;
      3)   New clients; and
      4)   Premium revenue earned in 1996 by American.
      Revenue from PPO services increased significantly from 1994 to 1996 as a result of increased utilization of the PPO network by existing clients, expansion of the PPO network and new client additions. Fee schedule services revenue increased from 1994 to 1996 due to new and expanded contract activity, particularly with General Motors Corporation and Liberty Mutual Insurance Company. Revenue from clinical cost management services decreased from 1995 to 1996 and increased slightly from 1994 to 1995 as the mix of clients who utilize these services has changed. Premium revenue was generated by the insurance company acquired in 1996. Government contract services revenue decreased from 1994 to 1996 due to the completion of the Company's CHAMPUS contract with the Department of Defense. Price increases have not been an important factor in the Company's revenue growth. As with any future event, future revenue growth may differ substantially from historical levels.
      COST OF SERVICES. Cost of services consists primarily of salaries and related costs for personnel involved in PPO administration, development and expansion, clinical management programs, and other cost management services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. The largest increases in these expenses during 1994 to 1996 relate to costs associated with the growth of the Company's fee schedule business and, to a lesser extent, expenses incurred in the development of the Company's risk-based products. As a percentage of revenues, however, these costs have decreased from 34% in 1994 to 30% in 1995 and to 29% in 1996 due to substantial revenue growth and efficient management of various operating expenses.
      SELLING AND MARKETING. Selling and marketing expenses have increased primarily as a result of the hiring and training of new sales and marketing members. To a lesser extent, the increase relates to commissions paid to agents and third party administrators by the Company's insurance entity. As a percentage of revenues, selling and marketing expenses have remained 12% from 1994 to 1996.
      GENERAL AND ADMINISTRATIVE. General and administrative costs increased from 1994 to 1996 primarily due to the addition of staff in the executive and administrative areas as well as increased utilization of outside professional services in connection with the Company's efforts to create, develop and administrate insurance products. As a percentage of revenues, however, these costs remained 5% from 1994 to 1996.
      HEALTHCARE BENEFITS. These expenses relate to medical losses incurred by insureds of the Company's insurance entity. The medical loss ratio (losses as a percent of premiums) was 69% for the year ended December 31, 1996.  Due to the small size of the insurance business, this expense is expected to be volatile until the Company is able to institute all of its managed care services and cost controls and increase the size of its insurance business.
      DEPRECIATION AND AMORTIZATION. These expenses increased significantly from 1994 to 1996 principally as a result of the purchase of additional computer hardware and software, office equipment and leasehold improvements. As a percentage of revenues, these costs remained in the 5% to 6% range from 1994 to 1996.
      INTEREST INCOME, NET. The Company invests a significant portion of its available cash in various interest -bearing instruments. The net interest income realized from such investments
represented 3% of revenues in 1994, 4% of revenues in 1995 and 5% of revenues in 1996 as a result of the increased positive cash flow from operations which provided additional investable funds.
     INCOME TAXES. Income taxes were provided at an effective rate of 38% in 1996 compared to 40% in 1994 and 1995. The higher than statutory rate for 1994 to 1996 includes provisions for state income taxes. The effective tax rate declined from 1995 to 1996 since the majority of the Company's investable funds were invested in tax-exempt and tax-advantaged securities.
     SEASONALITY. The Company has historically experienced increases in salaries and related costs during its first and fourth calendar quarters in anticipation of an increase in the number of new participants in client-sponsored health care plans. Since health care plans typically have an open enrollment period for new participants during January of each year, the Company anticipates that its future first and fourth quarters will continue to reflect similar cost increases. The Company's future earnings could be adversely affected if the Company were to incur costs in excess of those necessary to service the actual number of new participants resulting from the open enrollment.
     INFLATION. Although inflation has not had a significant effect on the Company's operations to date, management believes that the rate at which health care costs have increased has contributed significantly to the demand for PPO, clinical cost management and other cost management services, including the services provided by the Company.
     OTHER INFORMATION. Since 1993, there has been considerable discussion of health care reform. Although specific features of any legislation that ultimately may be enacted into law cannot be predicted at this time, based on the Company's review of legislation previously considered by Congress and various state legislatures, management believes that the Company's existing programs and those under development provide a foundation that will enable the Company to continue to grow.
     LIQUIDITY AND CAPITAL RESOURCES. The Company had $160,336,000 of working capital at December 31, 1996, compared to $157,124,000 at December 31, 1995 and
$78,444,000 at December 31, 1994.   Total cash and investments of the Company
amounted to $265,897,000 at December 31, 1996, $221,370,000 at December 31,
1995 and $138,684,000 at December 31, 1994.
     During the three year period ended December 31, 1996, the Company generated $238,763,000 of cash from operating activities.  Investment activities used $52,926,000, $45,489,000 and $30,785,000 in cash during 1996,
1995 and 1994, respectively; reflecting net purchases of investments of $28,201,000 in 1996, $36,812,000 in 1995 and $22,389,000 in 1994, and capital expenditures of $14,635,000, $8,677,000 and $8,396,000 in 1996, 1995 and 1994,
respectively.  The insurance company acquisition used $10,090,000 of cash in
1996.   Financing activities used $41,668,000 of cash in 1996 representing
$61,134,000 in purchases of treasury stock partially offset by $12,738,000 in proceeds from insuances of common stock and $6,728,000 in proceeds from the sale of put options. Financing activities generated $9,077,000 in cash during 1995 representing $11,247,000 in proceeds from issuances of common stock partially offset by $2,170,000 in purchases of treasury stock. Financing activities used $22,958,000 in cash during 1994 representing $28,222,000 in purchases of treasury stock partially offset by $4,486,000 in proceeds from insuances of common stock and $778,000 in proceeds from the sale of put options.
     The Company believes that its working capital, long-term investments and cash generated from future operations will be sufficient to fund the Company's anticipated operations and expansion plans.

     DERIVATIVE FINANCIAL INSTRUMENTS. As discussed in Note 11 to the financial statements, the Company uses derivative financial instruments to reduce interest rate risk and potentially increase the return on invested funds and to manage the cost of common stock repurchase programs. In addition, collaterized mortgage securities have been purchased that have relatively stable cash flow patterns in relation to interest rate changes. Investments in derivative financial instruments are approved by the Audit Committee or Board of Directors of the Company.