Form 10-K, Exhibit 13
period 1998-12-31
FIRST HEALTH GROUP CORP
filed 1999-03-29
CIK 812910


  SELECTED FINANCIAL DATA
                                          Years Ended December 31,
                                1994      1995     1996 1    1997 2     1998
                                    (in thousands except per share data)
Statement of operations
  data:
Revenues                     $186,606   $214,338  $247,804  $388,975  $503,077
Operating expenses:
  Cost of services             62,876     63,963    72,284   154,513   228,108
  Selling and marketing        22,456     26,000    29,148    42,376    49,574
  General and administrative   10,243     10,723    13,745    29,204    42,724
  Health care benefits            --         --      5,479     8,870    18,542
  In-process research and
   development                    --         --        --     80,000       --
  Depreciation and
   amortization                11,001     10,542    12,334    17,185    25,235
  Interest income              (4,993)    (7,984)  (13,581)  (15,013)  (20,470)
  Interest expense                --         --        --      6,273    12,642
                              -------    -------   -------   -------   -------
Total operating expenses      101,583    103,244   119,409   323,408   356,355

Income before income taxes     85,023    111,094   128,395    65,567   146,722
Income taxes                  (34,354)   (44,557)  (49,400)  (58,492)  (58,719)
                              -------    -------   -------   -------   -------
Net income                  $  50,669   $ 66,537  $ 78,995  $  7,075  $ 88,003
                              -------    -------   -------   -------   -------
Weighted average
 shares outstanding
  - basic 3                    68,844     68,630    68,886    65,048    61,670

Net income per common
 share - basic 3            $     .74   $    .97  $   1.15  $    .11  $   1.43

Weighted average
  shares outstanding
   - diluted 3                 70,004     70,246    70,488    66,832    62,658

Net income per common
  share - diluted 3         $     .72   $    .95  $   1.12  $    .11  $   1.40

Balance sheet data:
  Cash and investments      $ 138,684   $221,370  $265,897  $286,167  $199,776
  Working capital              78,444    157,124   167,544    80,524    15,409
  Total assets                215,009    297,194   360,546   707,878   557,879
  Total liabilities
   (excluding debt)            15,452     16,924    37,340   248,271   194,752
  Long-term debt                  --         --        --    200,000   225,000
  Stockholders' equity      $ 199,557   $280,270  $323,206  $259,607  $138,127


  1  On February 1, 1996, the Company completed the acquisition of American

   Life and Health Insurance Company and its subsidiary insurance  company.

   Under the  terms  of the  acquisition,  which  was accounted  for  as  a purchase,  the Company  paid  a  purchase  price  of  approximately  $12 million.

  2  On July 1, 1997, the Company completed the acquisition of FIRST HEALTH

   Strategies, Inc. ("Strategies")  and FIRST  HEALTH Services  Corporation

   ("Services),  excluding  the  stock  of  Viable  Information  Processing

   Systems,  Inc.,  a  wholly-owned  subsidiary  of  Services,  from  First

   Financial Management Corporation  and First Data  Corporation for a  net

   purchase price of approximately $196  million.  In connection with  this acquisition, the Company recorded a  one time charge of $80 million  for in-process research  and  development  costs which  had  no  alternative future use for the  Company.  The acquisition  was financed with a  $200 million credit agreement underwritten by the Company's bank group.

     On August 30, 1997, the Company  completed the acquisition of  Loyalty

   Life  Insurance Company  for  a  purchase  price  of  approximately  $12

   million in cash.   Both acquisitions  in 1997 were  accounted for  under

   the purchase method of accounting.   Consequently, prior period  results

   were not  restated.

  3  All  historical common  share data have  been adjusted  for a  2-for-1 stock split in the form  of a 100% stock  distribution paid on June  23,

   1998 to stockholders of record on June 2, 1998.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
  amended,  including  (without  limitation)  statements  with  respect  to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligations to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

       Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; shifts in customer demands; the timely completion of modifications to ensure that the Company's systems are Year 2000 compliant; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes and the continued availability of financing in the amounts and at the terms necessary to support the Company's future business. In addition, if the Company does not continue to successfully integrate FHC (as defined below) into its existing business, successfully implement new contracts and programs and control healthcare benefit expenses, the Company may not achieve its projected 1999 financial results (discussed below).

       Recent Developments. On July 1, 1997, the Company acquired all of the outstanding shares of capital stock of FIRST HEALTH Strategies, Inc. and FIRST HEALTH Services Corporation (collectively "FHC"), excluding the stock of Viable Information Processing Systems, Inc., a wholly-owned subsidiary of FIRST HEALTH Services Corporation, from First Financial Management Corporation and First Data Corporation for a purchase price of approximately $196 million. In connection with the acquisition, which was accounted for as a purchase, the Company recorded a charge to earnings of $80 million for purchased in-process research and development which was not deductible for income tax purposes. In-process research and development relates to the next generation of FHC's claims processing system software which had not yet reached the stage of technological feasibility and had no alternative future use; therefore, the ultimate revenue generating capability of these projects was uncertain. The research and development acquired will require additional development efforts, estimated to cost $15 million, to become commercially viable. Such modifications include the enhancement of various modules to perform claims adjudication, reporting, imaging and correspondence, and are expected to be completed within the next year, with a substantial portion of the expenditures being incurred by mid- to late-1999. Management believes the technology will be commercially viable subsequent to these modifications, and such technology will be fully operational on or about January 1, 2000. Use of this technology is expected to ultimately decrease claims processing costs by up to 20% per claim.

       At the date of acquisition, management estimated the Company would spend approximately $10 million in additional development expenditures over a 2 to 3 year period to make the purchased research and development commercially viable. Total development costs are now expected to approximate $15 million. The increase in estimated total costs is due to enhancements beyond those originally planned by the Company.

       The purchased research and development was valued by an independent appraiser using a discounted, risk-adjusted future income approach taking into account risks related to existing and future markets and an assessment of the life expectancy of the technology. The discount rate used in the appraisal was 12%, and the life expectancy of the technology was 10 years. The discount rate used was based on the Company's weighted average cost of capital, and the life expectancy of the technology was based on the Company's current services and products offered, the demand for claims processing, and the anticipated features and benefits of the new technology.

       Prior to the acquisition, First Data Corporation had spent in excess of $75 million on the research and development of the technology.

       On August 30, 1997, the Company acquired Loyalty Life Insurance Company ("Loyalty"), which is licensed to conduct health insurance business in 49 states, for a purchase price of approximately $12 million. The acquisition was accounted for as a purchase. On October 1, 1996, in anticipation of the acquisition, Loyalty entered into a reinsurance agreement with a former affiliate, National Farmers Union Life Insurance Company ("National Farmers"). Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty, which relate to reinsured policies, were transferred to National Farmers. Premiums and policy benefits, which are not material in amount, were ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Reinsurance recoverable and the related claim reserves are reported separately in the consolidated balance sheets. Loyalty continues to have primary liability as a direct insurer for risks reinsured. Loyalty is currently seeking approvals from the insurance regulators and policy holders, as necessary, which would permit the legal replacement of Loyalty by National Farmers. Such approvals would release Loyalty from future liability under its existing insurance policies and result in the removal of policy liabilities from the Company's consolidated balance sheets. The Company anticipates receiving the remainder of the approvals in 1999, although there can be no assurance that such approvals will be obtained. In 1998, Loyalty changed its name to First Health Life and Health Insurance Company. This name change is pending approval from a number of state insurance regulators.

            The Company acquired American Life and Health Insurance Company ("American") and its subsidiary insurance company on February 1, 1996. American is a small health and life insurer with licenses in 26 states. Under the terms of the acquisition, which was accounted for as a purchase, the Company paid a purchase price of approximately $12 million.

       Results of Operations. The following table presents the Company's sources of revenues and percentages of those revenues represented by certain statement of operations items.


  SOURCES OF REVENUE:               Years Ended December 31,
                           1996       %        1997       %        1998     %
                                       ($ in thousands)
                          -------    ---      -------     ---     -------  ---
  PPO services           $191,008    77%     $220,120     57%    $223,328  44%
  Claims administration       --     --%       94,135     24%     182,537  36%
  Clinical management
    services               22,221     9%       35,375      9%      44,094   9%
  Fee schedule services    26,669    11%       27,625      7%      30,981   6%
  Premiums, Net             7,906     3%       10,748      3%      18,991   4%
  Service                     --     --%          972     --%       3,146   1%
                          -------    ---      -------     ---     -------  ---
     Total               $247,804   100%     $388,975    100%    $503,077 100%
                          =======    ===      =======     ===     =======  ===


  PERCENT OF REVENUE:                   Years Ended December 31,
                              1996               1997              1998
                              ----               ----              ----
  Expenses:
   Cost of services            29%                40%               45%
   Selling and marketing       12%                11%               10%
   General and administrative   5%                 7%                8%
   Health care benefits         2%                 2%                4%
   In-process research &
    development                --%                21%               --%
   Depreciation and
    amortization                5%                 4%                5%
   Interest income            (5)%               (4)%              (4)%
   Interest expense            --%                 2%                3%
                              ----               ----              ----
   Subtotal                    48%                83%               71%
                              ----               ----              ----
  Income before income taxes   52%                17%               29%
                              ----               ----              ----
  Net income                   32%                 2%               17%
                              ----               ----              ----

       Revenues. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage of savings basis (PPO and fee schedule services) or on a predetermined contractual basis. The Company also derives revenues based upon a fixed monthly charge for each participant, excluding covered dependents, in a client-sponsored health care plan or on a per-transaction basis. As a result of the Company's insurance company acquisitions, revenues also include premium revenue.

       Total revenues increased  $114,102,000 (29%) from  1997 to 1998  and
  $141,171,000  (57%)  from  1996  to  1997.    This  growth  is  primarily
  attributable to:

       1) The inclusion of six months of FHC revenues in 1997 and twelve months of FHC revenues in 1998;

       2) Increased utilization of the Company's PPO services by existing clients;

       3) Expansion  and   development  of  the  Company's  PPO   networks,
          especially in secondary and tertiary markets;

       4) New clients; and

       5) Premium  revenue  earned  in 1997  and  1998  by  the   Company's
          insurance subsidiaries.

       Revenue from PPO services increased from 1996 to 1998 as a result of increased utilization of the PPO network by existing clients, expansion of the PPO network and new client additions. The increase from 1997 to 1998 was lower than expected due to the loss of a number of traditional FIRST HEALTH Strategies clients (see "FHC Integration Status" below) and to a lesser extent, some of the Company's traditional clients. Claims administration and related primarily represents FHC revenue earned from processing claims in client-sponsored health care plans. The increase from 1997 to 1998 is due primarily to the inclusion of twelve months of FHC operations included in the 1998 results compared with six months in 1997. Revenue from clinical management services increased from 1996 to 1998 due primarily to the acquisition of FHC. The increase in clinical management services in 1998 was also lower than expected due to the loss of business discussed above. Fee schedule services revenue increased from 1996 to 1998 due to new and expanded contract activity with several existing clients. Premium revenue increased from 1996 to 1998 due to new clients. Risk-related service revenue represents the Company's national HMO-like product for self-funded ERISA plans. The increase from 1997 to 1998 is due to new clients. Price increases have not been an important factor in the Company's revenue growth. As with any future event, future revenue growth may differ substantially from historical levels.

       Cost of Services. Cost of services consists primarily of salaries and related costs for personnel involved in claims administration, PPO administration, development and expansion, clinical management programs, fee schedule and other cost management and administrative services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. Cost of services as a percent of revenue increased from 29% in 1996, to 40% in 1997 to 45% in 1998. The dramatic increase in these expenses from 1996 to 1998 was related to the nature of FHC's business. Claims administration is a labor-intensive, high-volume, low-margin business. The Company has initiated cost cutting measures during the integration of FHC which are intended to make the operations more efficient. Cost of services may continue to increase as a percent of revenue as the Company fully integrates the FHC business into its operations.

       Selling and Marketing. Selling and marketing expenses have increased as a result of the hiring and training of new sales and marketing colleagues primarily associated with the FHC acquisition. To a lesser extent, the increase relates to commissions paid to agents and third-party administrators by the Company's insurance entities. As a percentage of revenues, selling and marketing expenses have decreased from 12% in 1996 to 11% in 1997 and 10% in 1998.

       General and Administrative. General and administrative costs increased from 5% of revenues in 1996 to 7% of revenues in 1997 to 8% of revenues in 1998 primarily due to the addition of FHC as well as growth in the Company's insurance subsidiaries.

       Health Care Benefits. These expenses represent medical losses incurred by insureds of the Company's insurance entities. The medical loss ratio (losses as a percent of premiums) was 69% for 1996, 83% for 1997 and 98% for 1998. The increase from 1996 relates to medical losses incurred for the Company's small group and stop loss clients.

       Depreciation and Amortization. These expenses increased from 1996 to 1998 principally as a result of the purchase of additional computer hardware and software as well as the purchase of the Company's Phoenix facility and amortization of goodwill associated with the FHC and Loyalty acquisitions. As a percentage of revenues, these costs remained in the 4% to 5% range from 1996 to 1998.

       Interest Income. The Company invests a significant portion of its available cash in various interest-bearing instruments. The net interest income realized from such investments represented 5% of revenues in 1996, 4% of revenues in 1997 and 4% of revenues in 1998. The Company expects interest income to substantially decrease in 1999 due to the repurchase of more than $200 million of the Company's common stock during 1998 and potential repurchases in 1999. These common stock repurchases are expected to result in a decrease in the balance of cash equivalents and investments in 1999 compared with 1998.

       Interest Expense. Interest expense represents interest paid on the revolving credit agreement entered into on July 1, 1997 to finance the FHC acquisition. The interest rate paid was approximately 6% during the last 6 months of 1997 and throughout the year ended December 31, 1998.

       Income Taxes. Income taxes were provided at an effective rate of 38% in 1996 compared to 89% in 1997 and 40% in 1998. The higher than statutory rate for 1996 and 1998 includes provisions for state income taxes. The tax rate in 1997 reflects the inclusion in income of $80,000,000 of non-deductible in-process research and development expenses. If these expenses were excluded, the effective tax rate would have been 40%, which is consistent with 1996 and 1998.

       Seasonality. The Company has historically experienced increases in salaries and related costs during its first and fourth calendar quarters in anticipation of an increase in the number of new participants in client-sponsored health care plans. Since group health care plans typically offer an open enrollment period for new participants during January of each year, the Company anticipates that its future first and fourth quarters will continue to reflect similar cost increases. The Company's future earnings could be adversely affected if the Company were to incur costs in excess of those necessary to service the actual number of new participants resulting from the open enrollment.

       Inflation. Although inflation has not had a significant effect on the Company's operations to date, management believes that the rate at which health care costs have increased has contributed to the demand for PPO, clinical cost management and other cost management services, including the services provided by the Company.

       Other Information. Since 1993, there has been considerable discussion of health care reform. Although specific features of any legislation that ultimately may be enacted into law cannot be predicted at this time, based on the Company's review of legislation previously considered by Congress and various state legislatures, management believes that the Company's existing programs and those under development provide a foundation that will prevent any material adverse affect on the operations of the Company.

       Liquidity and Capital Resources. The Company had $15,409,000 of working capital at December 31, 1998 compared to $80,524,000 at December 31, 1997 and $167,544,000 at December 31, 1996. The decrease is primarily attributable to the repurchase of 4,273,000 shares of Company common stock during 1997 for a total cost of $100,802,000 and the repurchase of 11,283,000 shares of Company common stock during 1998 for a total cost of $215,594,000 ($25,000,000 of which was payable at December 31, 1998 for trades not yet settled). Total cash and investments of the Company amounted to $199,776,000 at December 31, 1998, $286,167,000 at
  December 31, 1997 and $265,897,000 at December 31, 1996.

       During the three year period ended December 31, 1998, the Company generated $328,302,000 of cash from operating activities. Investment activities generated $353,000 in cash during 1998 representing net sales of investments of $52,954,000 partially offset by capital expenditures of $52,428,000. Investment activities used $222,740,000 in cash during 1997 representing net cash paid for acquisitions of $202,423,000 ($191,512,000 for FHC and $10,911,000 for Loyalty) and capital expenditures of $31,372,000 partially offset by net sales of investments of $11,055,000. Investment activities used $52,926,000 of cash in 1996 representing net purchases of investments of $28,201,000, capital expenditures of $14,635,000 and the acquisition of American for $10,090,000. Financing activities used $158,948,000 in cash during 1998 representing $204,219,000 in purchases of treasury stock (of which $159,919,000 was purchased on the open market with the balance being purchased through the exercise of put options and the funding of stock option exercises) partially offset by $25,000,000 in proceeds from the issuance of long-term debt and $20,894,000 in proceeds from the issuance of common stock. Financing activities provided $123,292,000 in cash during 1997 representing $200,000,000 in proceeds from the issuance of long-term debt, $14,163,000 in proceeds from sale of put options and $9,931,000 in proceeds from the issuance of common stock partially offset by $100,802,000 in purchases of treasury stock. Financing activities used $41,668,000 in cash during 1996 representing $61,134,000 in purchases of treasury stock partially offset by $12,738,000 in proceeds from the issuance of common stock and $6,728,000 in proceeds from sale of put options.

       On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate the acquisition of FHC. In August, 1997, the Agreement was amended to increase available borrowings to $350 million. As of December 31, 1998, $225 million was outstanding under the Agreement.

       The  Company   believes   that  its   working   capital,   long-term
  investments, amounts available under the credit agreement and cash generated from future operations will be sufficient to fund the Company's operations and anticipated expansion plans.

       Market Risk. Market risk is the risk that the Company will incur losses due to adverse changes in interest rates and prices. The Company's market risk exposure is limited to the $126,081,000 of marketable securities owned by the Company and the $225,000,000 of variable rate debt held by the Company. The Company does not hold any market risk sensitive instruments for trading purposes. The Company has established policies and procedures to manage sensitivity to interest rate and market risk. These procedures include the monitoring of the Company's level of exposure to each market risk and the use of derivative financial instruments to reduce risk.

       The Company's  marketable  equitable securities  are  classified  as available for sale and are recorded on the consolidated statements of financial condition at fair value with unrealized gains or losses reported as a separate component of other comprehensive income and stockholders' equity, net of applicable deferred taxes. As of December 31, 1998, the fair value of the Company's marketable securities portfolio was $126,081,000, consisting of $83,719,000 invested in debt securities and $42,362,000 invested in equity securities. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities, including derivative financial instruments. Assuming a hypothetical 20% increase in interest rates as of December 31, 1998, the estimated reduction in future earnings, net of tax, would be approximately $1.6 million. Equity price risk arises when the Company could incur economic losses due to adverse changes in a particular stock index or price. The Company's investments in equity securities are exposed to equity price risk and the fair value of the portfolio is correlated to the S&P 500. Management estimates that an immediate 10% change in the S&P 500 would affect the fair value of its equity securities by approximately $4.2 million.

       Derivative Financial Instruments. As discussed in Note 12 to the financial statements, the Company uses derivative financial instruments to reduce interest rate risk and potentially increase the return on invested funds and  to manage  the cost  of its  common stock  repurchase programs. In addition, collaterized mortgage securities have been purchased that have relatively stable cash flow patterns in relation to interest rate changes. Investments in derivative financial instruments are approved by the Audit Committee or Board of Directors of the Company. The Company's exposure related to such transaction risk, in the aggregate, is not material to the Company's financial position, results of operations and cash flows.

       FHC Integration Status. The Company currently estimates that the integration of FHC will be completed in early 1999. The Company is focusing FIRST HEALTH Strategies on the niche of serving multi-sited employers of 1,000 or more employees. As a result of this focus, the Company has sold several hundred client contracts that do not fit into this niche which represented approximately $20 million in annual revenue. The Company did not receive material consideration for this sale. The Company has closed sales and claims processing locations throughout the country to centralize activities and fully integrate duplicate support and administrative functions.

       The Company has completed the contract renewal phase with numerous traditional FIRST HEALTH Strategies clients including significant price increases, particularly for clients that have been paying fees at unacceptable profit levels. These actions have resulted in the loss of a significant number of clients. The Company is negotiating with current claims administration clients to provide its PPO, clinical management and pharmacy benefit management services to them. In addition, the Company is offering stop loss insurance where appropriate. The Company's inability to successfully complete the integration of FHC may have a material adverse impact on the Company's business.

       Traditional Business. In 1998, the Company lost some group health business particularly in the Federal Employee Health Benefit (FEHBA) area. The Company also anticipates realizing a loss in business from clients that have not instituted more aggressive managed care programs to better control escalating health care costs. As the Company prepares for 1999, it does not anticipate the loss of any additional business from its traditional client base which would have a material affect on its operations.

  1999 Outlook

       Currently, the Company anticipates that its earnings per share ("EPS") in 1999 will be comparable to 1998 with an estimated decline in revenue of approximately 5% from 1998. These expectations are driven by:

    PPO, which the Company expects to grow at a minimal rate.

    Fee Schedule growth is anticipated to exceed 20% as the workers' compensation business is the Company's fastest growing area. This growth is dependent on the addition of new clients with whom the Company is currently engaged in discussions.

    Utilization Management and Claims Administration revenue are estimated to decline by more than 10% due to the loss of customers resulting from the Company's renewal strategy which requires clients to purchase all services the Company offers and instituting substantial price increases. Management anticipates that numerous clients that are principally single-sited, such as school districts, hospitals and municipalities will not renew their contracts. Contract renewal by traditional First Health clients has progressed at a rate which is lower than previously anticipated; certain large clients that the Company had hoped to retain chose not to renew their contracts. Accordingly, the 1999 contract renewal process was not as successful as originally anticipated.

    Risk business revenue is anticipated to decline approximately 40% in 1999 as a result of the Company's implementation of substantial price increases. Consequently, the Company anticipates that certain current clients will not renew their contracts.

    Looking at each of the Company's products and services, management foresees the following:

    Total revenue in 1999 versus 1998 will decline with Group Health revenue declining in excess of 10% driven by a decrease in the number of clients served. However, growth in the workers' compensation and public sector business is anticipated.

    The remaining group health business is expected to be more profitable due to the various actions that have been undertaken during the last several months, including implementing an average price increase of approximately 10% on claims administration, displacing competitive PPO networks, streamlining operations and improving efficiency.

    The projected decrease in group health revenue is driven by four factors: 1) anticipated client losses; 2) fewer employers making new managed care commitments in 1999 and reduced new business opportunities resulting in increased price competition; 3) lower retention of the traditional First Health block of business than originally anticipated; and 4) delayed start-up and slower ramp-up of some new business.

    On the positive side, the Company expects that the business it has retained will be stable and more profitable than in 1998. The Company has succeeded in narrowing the focus of the First Health business to multi-sited national payers with more standardized requirements than existed at the time of the acquisition. These changes are expected to enable the Company to lower overall costs while improving service, which is anticipated to result in increased profitability.

    Workers' Compensation revenue is anticipated to grow in excess of 10%. The Company is negotiating several new contracts and forecasted revenue growth is dependent on the successful completion and implementation of these contracts.

    Public  Sector Business  - Medicaid  revenue  growth  is  expected   to
  increase in excess of 10% as a result of numerous contracts the Company is actively pursuing.

    Year 2000 Matters.

       General
         The Company has made significant progress on its company-wide Year 2000 ("Y2K") readiness project, and the project is currently on target to have the Company's significant information technology ("IT") and non-IT systems Y2K ready by the end of 1999. The Company defines a significant system as one which, if not Y2K ready, may have a material adverse impact on its results of operations, revenues, regulatory compliance or relationships with customers, vendors or others. The Company is using both internal and external resources to accomplish its Y2K project objectives. Modification of the source code for the Company's primary group health medical claims processing system has been completed and testing of the modified system has begun. Modification of the source code for the Company's pharmacy claims processing system is continuing and is expected to be completed by early 1999. The Company believes that significant IT systems are either currently Y2K ready, will be replaced with systems designed to be Y2K ready, or retired by the end of 1999. As a service provider, the Company's non-IT systems consist primarily of equipment typically found in commercial office buildings including electrical, fire alarm and suppression, security, HVAC and elevator systems, and the Company does not anticipate any material Y2K problems with the non-IT systems within its control. As part of its Y2K project, the Company is assessing, and developing contingency plans to address the most reasonably likely worst case scenarios which may result from the failure of a significant Company or a material third party system to be Y2K ready.

       Y2K Project

         The Company has instituted a corporate-wide Y2K readiness project to identify its IT and non-IT systems which will require modification or replacement and to establish appropriate remediation and contingency plans to avoid an impact on its ability to continue to provide its services. Current plans call for any necessary modifications, replacements and testing to support Year 2000 to be completed before the end of 1999, prior to any anticipated potential impact on the Company's services and operations. The Company's Y2K project is divided into three major sections: 1) IT Software Systems, 2) IT Hardware Systems and, 3) Non-IT Systems. For each major section, the Company has implemented the following five-phase approach:

       1.     Inventory Phase.  Inventory of significant systems.

       2.     Assessment   Phase.     Assessment of the  vulnerability of
         significant systems to the Y2K problem and development of correction and contingency plans.

       3.     Modification/Replacement Phase.  Modification  of  computer
         source code, and  software,  hardware  and  equipment   upgrade,
         retirement or replacement.

       4.     Testing  and Validation  Phase.   Testing (both  internally
         and  with  third   parties)  of   all   modified,  upgraded   or
         replaced components and interfaces.

       5.     Implementation   Phase.   Modified,  upgraded  or  replaced
         components are put into operation.


       The following chart graphically depicts the approximate current state of completion for each phase:



                                     Modification   Testing and
              Inventory Assessment  or Replacement  Validation  Implementation
                 Phase    Phase         Phase          Phase         Phase
------------- --------- ----------  --------------  ----------- --------------
IT Software      100%      98%           90%            60%            50%

IT Hardware      100%      100%          90%            90%            80%

Non-IT Systems   100%       90%          75%            70%            65%



       IT Software Systems

         The Company's IT software systems are comprised of both proprietary and commercial third party software applications which can be generally be divided into three categories: 1) database systems, 2) operational systems, and 3) claims administration systems. The Company has completed the inventory and assessment phases for all its IT software systems.

       Database Systems. As part of its ongoing efforts to update and enhance its IT resources, the majority of the Company's database systems currently utilize four digits to represent the year in date data (i.e., 02/02/1998). Consequently, nearly all database IT systems presently being used by the Company were created with the change of millennium in mind and no further modifications are necessary. The testing and validation phase is expected to be completed by the end of the third quarter of 1999. Concurrent with the completion of testing and validation, the remediated database systems will be implemented.

       Operational Systems. Approximately 95% of the roughly 350 operational systems (consisting primarily of third party software applications) have been assessed. Of those assessed, the Company has received assurances from approximately 85% of the third party vendors that their systems are currently Y2K ready. For those systems that may have a Y2K problem, the Company is assessing whether it will modify, upgrade, replace or retire such systems. The assessment phase is expected to be completed in the first quarter of 1999. The modification, testing, validation and implementation is expected to be completed by the end of the third quarter of 1999.

       Claims Administration Systems. The Company utilizes a number of different systems to process health benefits claims for its clients. The Company's primary group health and Medicaid medical claims administration system is proprietary to the Company. Utilizing both internal and external resources, modification of the source code for the group health system was completed in the third quarter of 1998. Testing of the modified system also began in the third quarter of 1998. As part of the testing phase, the Company communicated with clients and other third parties which interface with this system and established time frames to complete necessary testing and validation. The testing, validation and implementation phases are expected to be completed by the end of the second quarter of 1999.

         The Company also licenses medical claims administration systems from third party vendors, which are used primarily to process claims for specific clients. The Company has received written assurances that these systems are designed and programmed with the Year 2000 in mind, and that all updates and changes to the system continue to be Year 2000 compliant.

         To process pharmacy claims for clients, the Company utilizes Company-owned proprietary systems. Utilizing both internal and external resources, modification of the source code for these systems is continuing and is expected to be completed by the end of the second quarter of 1999. The testing and implementation phases are expected to be completed by the end of the third quarter of 1999.

         The Company utilizes customized Medicaid claims processing systems for its government (Medicaid) contracts. Utilizing both internal and external services, modification of the source code for these systems are estimated to be completed in early 1999. The testing, validation and implementation phases are being conducted consistent with the time frames required in Company contracts with the respective states and are expected to be completed by the end of the third quarter of 1999.

         Additionally, the Company has an agreement with Electronic Data Systems ("EDS") for access to certain EDS systems to enable the Company and EDS to provide certain workers' compensation bill repricing services to Company clients. The Company has received assurances from EDS that it is taking appropriate measures to ensure its systems will not be interrupted by a Y2K problem. The Company and EDS are also working together to ensure Company clients are notified of any EDS system changes and modifications that clients will need to make, and to establish any necessary testing and validation schedules. The testing, validation and implementation phases are expected to be completed by the end of the second quarter of 1999.

       IT Hardware Systems

         The Company has completed the inventory and assessment phases for its IT hardware systems. The testing phase is on target to be completed by the end of the second quarter of 1999. The majority of the effort in the implementation phase relates to an upgrade of the desktop environment, a process which is approximately 60% complete and on target to be completed by the end of the third quarter of 1999.

       Non-IT Systems

       The Company's non-IT systems are primarily comprised of systems typically found in commercial office buildings including, electrical, fire alarm and suppression, security, HVAC and elevator systems. The inventory and assessment phases for non-IT systems are almost complete with only a few small office sites remaining. The Company is on target to complete its modification, replacement and testing phases by third quarter of 1999. The Company has also received written assurances from the vast majority of its significant vendors and suppliers that the Y2K problem will not materially adversely effect their ability to continue to provide supplies or services, and continues to seek written assurances from the remainder. Additionally, the Company is on target to upgrade, by July 1999, its telecommunications equipment for which the Company has not received assurances from its vendors that the Y2K problem will not materially adversely effect their equipment. The Company continues to evaluate responses from owners/landlords of office spaces which the Company leases and from significant vendors/suppliers to determine their Year 2000 readiness. To date, no responses have indicated that any facilities or vendors/suppliers will have a Year 2000 problem which would have a material adverse effect on the Company.

       Costs

         The Company estimates the total cost of its Y2K readiness project to be approximately $16,000,000 which will be funded through operating cash flows. Of the total project cost, approximately $6,000,000 is attributable to the purchase of new hardware and software which will be capitalized. The remaining $10,000,000, which will be expensed as incurred, is not expected to have a material effect on the results of operations. As of December 31, 1998, the Company has incurred approximately $10,000,000 (63%) of its total estimated Year 2000 costs. The Company expects to receive reimbursement of at least 40% of the costs directly from a number of its clients due to the nature of the contractual arrangements with these entities.

            Year 2000 remediation costs represent approximately 15% of the Company's total IT budget and no material projects have been deferred due to the Company's Year 2000 efforts.

       Contingency Plans

         The Company's IT systems interface with numerous clients, medical service providers and regulatory agencies, and failure to correct a material Y2K problem could interrupt business activities and operations and materially adversely affect the Company's results of operations, revenues, regulatory compliance or relationships with customers, vendors or others. Not only must the Company ensure that its own IT and non-IT systems are Y2K ready, but it also must ascertain that the systems of third parties with whom the Company interfaces are both Y2K ready and that their solutions to the Y2K problem are compatible with those of the Company. As the Company assesses the Y2K readiness of its IT and non-IT systems, contingency plans are also being developed to address the most reasonably likely worst case scenarios which may result from the failure of a significant Company or material third party system to be Y2K ready. Contingency plans will continue to be modified and developed as the Company progresses in its Y2K readiness project.

         Projected completion dates for Y2K modifications, testing and implementation are based on current best estimates, derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. The Company believes its Y2K project will reduce the uncertainty about the Y2K readiness of its significant customers, vendors and suppliers and, therefore, its ability to continue to provide its services without significant interruptions in its normal business operations. However, due to the general uncertainty inherent in the Y2K problem, in particular the uncertainty of the Y2K readiness of customers and third-party suppliers such as utility and telecommunications companies, the Company is unable to determine at this time whether actual results will differ materially from those anticipated, whether third party systems on which the Company's systems rely will be converted in a timely manner, or that failure by a third party to convert its systems, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

    New Accounting Pronouncements. In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain internal payroll and payroll related costs should be capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company currently expenses these costs as incurred and is evaluating the effects of SOP 98-1 on its results of operations and financial position. The Company will implement SOP 98-1 as of January 1, 1999.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet determined the impact of SFAS No. 133 on its results of operations and financial position.

                       REPORT OF INDEPENDENT AUDITORS


  Board of Directors and Stockholders
  First Health Group Corp.
  Downers Grove, Illinois

  We have audited the consolidated balance sheets of First Health Group Corp. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, of comprehensive income, of cash flows and of stockholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Health Group Corp. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations, their comprehensive income and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

  DELOITTE & TOUCHE LLP
  Chicago, Illinois
  February 19, 1999

  *************************************************************************

                            REPORT BY MANAGEMENT

  Management is responsible for the preparation and integrity of the consolidated financial statements and financial comments appearing in this annual report. The financial statements were prepared in accordance with generally accepted accounting principles and include certain amounts based on management's best estimates and judgments. Other financial information presented in the annual report is consistent with the financial statements.

  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based upon written policies and procedures, appropriate divisions of responsibility and authority, and careful selection and training of personnel. Policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that business practices are to be conducted in a manner which is above reproach.

  Deloitte & Touche LLP, independent auditors, has audited the Company's consolidated financial statements and its report is presented herein. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate. The Board of Directors has an Audit Committee composed solely of outside Directors. The independent auditors have direct access to the Audit Committee and periodically meet with the Audit Committee to discuss accounting, auditing and financial reporting matters.

  First Health Group Corp.
  Downers Grove, Illinois
  February 19, 1999


  CONSOLIDATED BALANCE SHEETS
                                   ASSETS
                                                 December 31,
                                             1997           1998
                                          -----------    -----------
  Current assets:
    Cash and cash equivalents            $ 77,836,000   $ 50,264,000
    Short-term investments                  5,999,000        961,000
    Accounts receivable, less allowance
     for doubtful accounts of
     $10,064,000 and $11,151,000,
     respectively                          65,979,000     63,582,000
    Reinsurance recoverable               142,553,000     57,466,000
    Deferred taxes                         21,700,000     18,415,000
    Other current assets                   11,790,000     10,874,000
                                          -----------    -----------
    Total current assets                  325,857,000    201,562,000

  Long-term investments:
    Marketable securities                 175,938,000    125,120,000
    Other                                  26,394,000     23,431,000
                                          -----------    -----------
    Total long-term investments           202,332,000    148,551,000

  Property and equipment:
    Land, building and improvements        51,914,000     59,228,000
    Computer equipment and software        61,542,000     80,944,000
    Office furniture and equipment         23,131,000     13,617,000
                                          -----------    -----------
                                          136,587,000    153,789,000
    Less accumulated depreciation
     and amortization                     (63,567,000)   (49,805,000)
                                          -----------    -----------
    Total property and equipment, net      73,020,000    103,984,000

  Goodwill, less accumulated
   amortization of $1,937,000
   and $5,513,000, respectively           104,729,000    100,151,000
                                          -----------    -----------
  Other assets                              1,940,000      3,631,000
                                          -----------    -----------
                                         $707,878,000   $557,879,000
                                          ===========    ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                 December 31,
                                             1997            1998
                                          -----------    -----------
  Current liabilities:
    Accounts payable                     $ 49,342,000   $ 52,408,000
    Treasury stock purchase payable                --     25,000,000
    Accrued expenses                       45,474,000     33,545,000
    Claims reserves                       150,517,000     72,589,000
    Income taxes payable                           --      2,611,000
                                          -----------    -----------
    Total current liabilities             245,333,000    186,153,000

  Long-term debt                          200,000,000    225,000,000

  Other non-current liabilities             2,938,000      8,599,000
                                          -----------    -----------
    Total liabilities                     448,271,000    419,752,000

  Commitments and contingencies                    --             --

  Stockholders' equity:
    Preferred stock, par value $1.00;
      authorized 1,000,000 shares;
      none issued                                  --             --
    Common stock, par value $.01;
      authorized 155,000,000 shares;
      issued 75,134,000  and
      76,482,000 shares, respectively         376,000        765,000
    Additional paid-in capital            157,173,000    182,842,000
    Retained earnings                     296,140,000    384,143,000
    Unrealized holding gain (loss)
      on marketable securities              3,223,000     (3,099,000)
    Treasury stock, at cost;
      11,244,000 and 23,019,000 shares,
      respectively                       (197,305,000)  (426,524,000)
                                          -----------    -----------
    Total stockholders' equity            259,607,000    138,127,000
                                          -----------    -----------
                                         $707,878,000   $557,879,000
                                          ===========    ===========

               See Notes to Consolidated Financial Statements.

               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Years Ended December 31,

                                          1996           1997          1998
                                       -----------    -----------   -----------
Revenues                              $247,804,000   $388,975,000  $503,077,000

Operating expenses:
  Cost of services                      72,284,000    154,513,000   228,108,000
  Selling and marketing                 29,148,000     42,376,000    49,574,000
  General and administrative            13,745,000     29,204,000    42,724,000
  Health care benefits                   5,479,000      8,870,000    18,542,000
  In-process research and development           --     80,000,000            --
  Depreciation and amortization         12,334,000     17,185,000    25,235,000
  Interest income                      (13,581,000)   (15,013,000)  (20,470,000)
  Interest expense                              --      6,273,000    12,642,000
                                       -----------    -----------   -----------
                                       119,409,000    323,408,000   356,355,000
                                       -----------    -----------   -----------
Income before income taxes             128,395,000     65,567,000   146,722,000
Income taxes                           (49,400,000)   (58,492,000)  (58,719,000)
                                       -----------    -----------   -----------
Net income                            $ 78,995,000   $  7,075,000  $ 88,003,000


Weighted average shares
 outstanding - basic                    68,886,000     65,048,000    61,670,000
                                       -----------    -----------   -----------
Net income per common share - basic   $       1.15   $        .11  $       1.43
                                       ===========    ===========   ===========
Weighted average shares
 outstanding - diluted                  70,488,000     66,832,000    62,658,000
                                       ===========    ===========   ===========

Net income per common share - diluted $       1.12   $        .11  $       1.40
                                       ===========    ===========   ===========

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                Years Ended December 31,

                                            1996          1997         1998
                                          ----------    ----------   ----------
Net income                               $78,995,000   $ 7,075,000  $88,003,000
                                          ----------    ----------   ----------
Other comprehensive income, before tax:
  Unrealized gains (losses) on securities:
     Unrealized holding gains (losses)
        arising during period              1,599,000     3,331,000   (7,640,000)
     Less: reclassification adjustment
        for gains (losses) included in
        net income                          (163,000)       41,000   (2,759,000)
                                          ----------    ----------   ----------
Other comprehensive income (loss),
  before tax                               1,436,000     3,372,000  (10,399,000)

Income tax benefit (expense) related
   to items of other comprehensive
   income (loss)                            (553,000)   (1,274,000)   4,077,000
                                          ----------    ----------   ----------
Other comprehensive income (loss)            883,000     2,098,000   (6,322,000)
                                          ----------    ----------   ----------
Comprehensive income                     $79,878,000   $ 9,173,000  $81,681,000
                                          ==========    ==========   ==========


                  See Notes to Consolidated Financial Statements.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Years Ended December 31,
                                            1996         1997          1998
                                        -----------   -----------   -----------
Cash flows from operating activities:
  Cash received from customers         $244,504,000  $390,755,000  $508,355,000
  Cash paid to suppliers and employees (116,302,000) (238,773,000) (335,923,000)
  Health care benefits paid              (4,660,000)   (7,146,000)  (10,230,000)
  Interest paid                              (2,000)   (5,738,000)  (12,639,000)
  Interest income received               13,029,000    16,570,000    17,010,000
  Income taxes paid, net                (39,135,000)  (55,823,000)  (35,550,000)
                                        -----------   -----------   -----------
  Net cash provided by operating
    activities                           97,434,000    99,845,000   131,023,000
                                        -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of investments             (174,379,000) (231,334,000) (284,961,000)
  Sales or maturities of investments    146,178,000   242,389,000   337,915,000
  Acquisition of businesses, net of
    cash acquired                       (10,090,000) (202,423,000)     (173,000)
  Purchases of property and equipment   (14,635,000)  (31,372,000)  (52,428,000)
                                        -----------   -----------   -----------
  Net cash provided by (used in)
    investing activities                (52,926,000) (222,740,000)      353,000
                                        -----------   -----------   -----------
Cash flows from financing activities:
  Proceeds from issuance of
    long-term debt                               --   200,000,000    25,000,000
  Purchase of treasury stock            (61,134,000) (100,802,000) (204,219,000)
  Proceeds from issuance of
    common stock                         12,738,000     9,931,000    20,894,000
  Exercises of put options on
    common stock                                 --            --    (1,763,000)
  Proceeds from sales of put
    options on common stock               6,728,000    14,163,000     1,140,000
                                        -----------   -----------   -----------
  Net cash provided by (used in)
    financing activities                (41,668,000)  123,292,000  (158,948,000)
                                        -----------   -----------   -----------
Net increase (decrease) in cash and
  cash equivalents                        2,840,000       397,000   (27,572,000)
Cash and cash equivalents, beginning
  of period                              74,599,000    77,439,000    77,836,000
                                        -----------   -----------   -----------
Cash and cash equivalents, end
  of period                            $ 77,439,000  $ 77,836,000  $ 50,264,000
                                        ===========   ===========   ===========


Supplemental cash flow data:

Acquisition of businesses:
  Fair value of assets acquired        $ 19,246,000  $361,850,000  $         --
  Cost in excess of net assets acquired   3,048,000   103,206,000       173,000
  Fair value of liabilities assumed     (11,204,000) (342,633,000)           --
  In-process research and development            --    80,000,000            --
  Future payments on acquisition         (1,000,000)           --            --
                                        -----------   -----------   -----------
  Net cash paid                        $ 10,090,000  $202,423,000  $    173,000
                                        ===========   ===========   ===========

Non-cash financing activity:
  Treasury stock purchase payable      $         --  $         --  $ 25,000,000
                                        ===========   ===========   ===========

           See Notes to Consolidated Financial Statements.

           CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

                                        Years Ended December 31,
                                           1996          1997          1998
                                        -----------   -----------   -----------
Reconciliation of net income
 to net cash provided by
 operating activities:

Net income                             $ 78,995,000  $  7,075,000  $ 88,003,000
Adjustments to reconcile net income
 to net cash provided by
 operating activities:
  In-process research and development          --      80,000,000            --
  Change in provision for
    uncollectible accounts receivable      (234,000)      519,000     1,087,000
  Depreciation and amortization          12,334,000    17,185,000    25,235,000
  Amortization of bond premiums           1,758,000       945,000       302,000
  Provision for deferred income taxes     5,011,000     4,035,000    14,937,000
  Tax benefits from stock
    options exercised                     4,726,000     3,936,000     5,787,000
  Gains on sales of investments          (1,106,000)     (423,000)   (3,857,000)
  Other, net                               (359,000)   (1,347,000)   (1,383,000)

Changes in assets and liabilities (net
 of effects from acquired businesses):
  Accounts receivable                    (2,026,000)   (3,257,000)    1,310,000
  Other current assets                     (883,000)    8,111,000       916,000
  Reinsurance recoverable                        --   105,610,000    85,087,000
  Accounts payable and accrued expenses  (1,029,000)  (17,672,000)  (8,863,000)
  Claims reserves                           162,000  (106,396,000)  (77,928,000)
  Income taxes payable                           --            --     2,611,000
  Non-current assets and liabilities         85,000     1,524,000   (2,221,000)
                                        -----------   -----------   -----------
Total adjustments                        18,439,000    92,770,000    43,020,000
                                        -----------   -----------   -----------
Net cash provided by operating
 activities                            $ 97,434,000  $ 99,845,000  $131,023,000
                                        ===========   ===========   ===========

          See Notes to Consolidated Financial Statements.

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                         Unrealized
                                                                                           Holding
                                                                                            Gain
                                          Common Stock      Additional                    (Loss) On         Treasury Stock
                                          ------------        Paid-In       Retained     Marketable         --------------
                                       Shares     Amount      Capital       Earnings     Securities     Shares         Amount
                                     ----------   --------  -----------    -----------    ---------    ---------    -----------
Balance, January 1, 1996             36,608,000  $ 366,000 $104,961,000   $210,070,000   $  242,000    1,973,000   $(35,369,000)
  Issuance of Common Stock
    Through Stock Option and
    Purchase Plans                      574,000      6,000   12,732,000             --           --           --             --
  Purchase of Treasury Stock                 --         --           --             --           --    1,512,000    (61,134,000)
  Tax Benefit Related to Stock
    Options Exercised                        --         --    4,726,000             --           --           --             --
  Change in Unrealized Holding
    Gain on Marketable Securities            --         --           --             --      883,000           --             --
  Sale of Put Options on Common
    Stock                                    --         --    6,728,000             --           --           --             --
  Net Income                                 --         --           --     78,995,000           --           --             --
                                     ----------   --------  -----------    -----------    ---------    ---------    -----------
Balance, December 31, 1996           37,182,000    372,000  129,147,000    289,065,000    1,125,000    3,485,000    (96,503,000)
  Issuance of Common Stock
    Through Stock Option and
    Purchase Plans                      385,000      4,000    9,927,000             --           --           --             --
  Purchase of Treasury Stock                 --         --           --             --           --    2,137,000   (100,802,000)
  Tax Benefit Related to Stock
    Options Exercised                        --         --    3,936,000             --           --           --             --
  Change in Unrealized Holding
    Gain on Marketable Securities            --         --           --             --    2,098,000           --             --
  Sale of Put Options on
    Common Stock                             --         --   14,163,000             --           --           --             --
  Net Income                                 --         --           --      7,075,000           --           --             --
                                     ----------   --------  -----------    -----------    ---------    ---------    -----------
Balance, December 31, 1997           37,567,000    376,000  157,173,000    296,140,000    3,223,000    5,622,000   (197,305,000)
  2-for-1 Stock Split
    Effective June 23, 1998          37,567,000    376,000    (376,000)             --           --    5,622,000             --
  Issuance of Common Stock
    Through Stock Option and
    Purchase Plans                    1,348,000     13,000  20,881,000              --           --           --             --
  Purchase of Treasury Stock                 --         --          --              --           --   11,775,000   (229,219,000)
  Tax Benefit Related to Stock
    Options Exercised                        --         --   5,787,000              --           --           --             --
  Change in Unrealized Holding
    Loss on Marketable Securities            --         --          --              --   (6,322,000)          --             --
  Sale of Put Options on
    Common Stock                             --         --   1,140,000              --           --           --             --
  Exercise of Put Options on
     Common Stock                            --         --  (1,763,000)             --           --           --             --
  Net Income                                 --         --          --      88,003,000           --           --             --
                                     ----------   --------  -----------    -----------    ---------    ---------    -----------
Balance, December 31, 1998           76,482,000  $ 765,000 $182,842,000   $384,143,000  $(3,099,000)  23,019,000  $(426,524,000)
                                     ==========   ========  ===========    ===========   ==========   ==========   ============

            See Notes to Consolidated Financial Statements.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1.   Summary of Significant Accounting Policies:

       The Company: First  Health Group Corp.  (the "Company")  is a  full-
  service national health benefits company. The Company specializes in serving large, national employers with a single source for their group health programs -- providing comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees nationwide. Through its workers' compensation service line, the Company provides a full range of auto managed care and workers' compensation services for insurance carriers, state insurance funds, third party administrators and large, self-insured national employers. Through its First Health Services service line, the Company provides services to various state Medicaid and entitlement programs for claims administration, pharmacy benefit management programs and medical management and quality review services.

       Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. Material intercompany balances and transactions have been eliminated.

       Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Cash and cash equivalents and investments: Cash and cash equivalents are defined as all highly liquid investments with original maturities of three months or less at date of purchase.

       Investments with maturities between three months and twelve months and other investments needed for current cash requirements are classified as short-term investments. All remaining investments are classified as long-term. Investments, which are classified as available-for-sale securities, are reported at fair value. The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. The difference between amortized cost and fair value is recorded as an adjustment to stockholders' equity and other comprehensive income, net of applicable deferred taxes. Realized gains and losses from sales of investments are based upon the specific identification method.

       Property and equipment: Property and equipment are stated at cost. Expenditures for the maintenance and repair of property and equipment are charged to expense as incurred. Expenditures for major replacement or betterment are capitalized. Land, buildings and improvements include approximately $4.3 million in construction-in-progress amounts as of December 31, 1998.

       Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. These lives range from 5 years to 31.5 years for buildings and improvements, 1.5 years to 5 years for computer equipment and software and 3 years to 5 years for office furniture and equipment. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

       Long-lived assets: The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

       Fair value of financial instruments: The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. The fair value of marketable securities and investments is discussed in Note 3 to the consolidated financial statements. The carrying value of long-term debt is a reasonable estimate of its fair value as amounts are borrowed at current market rates.

       Revenue recognition: The Company receives revenues for PPO services, claims administration services, fee schedule services, clinical cost management and other services on a predetermined contractual basis (such as a percentage of the derived savings) or hourly rate. Revenues on a percentage of savings basis for PPO and fee schedule services are recognized based upon client claims processed. Additionally, the Company records revenues based upon a fixed fee per covered participant, and the fee varies depending upon the programs selected or on a per-transaction basis.

       Insurance operations: Insurance premiums are earned on a pro rata basis over the terms of the policies.

       Claims Reserves - Claims reserves include traditional life insurance, such as whole life insurance, term life insurance and accident and health insurance, as well as universal life insurance policies and annuity contracts which do not have significant mortality or morbidity risk. Reserves for future policy benefits on traditional life insurance policies are computed using a net level premium method based upon historical experience of investment yields, mortality and withdrawals, including provisions for possible adverse deviation. Reserves for universal life-type and annuity contracts are equal to the accumulated policyholder account values, determined in accordance with the terms of the underlying policies.

       Reinsurance Recoverable--Reinsurance recoverable represents the amount due from other insurance companies as a result of the cession of a portion of the Company's insurance risk to such companies. Substantially all of this balance is due from National Farmers Union Life Insurance Company ("National Farmers").

       Reinsurance recoverable and the related claim reserves are reported separately in the consolidated balance sheets.

       Net income per common share: Net income per common share-basic is based on the weighted average number of common shares outstanding during the period. Net income per common share-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share by 1,602,000, 1,784,000 and 988,000 for 1996, 1997 and 1998, respectively, due to the effect of stock options. Net income per share decreased by $0.03 for 1996, did not change in 1997 and decreased by $0.03 for 1998.

       All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 23, 1998 to stockholders of record on June 2, 1998.

       New Accounting Pronouncements: In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Comprehensive income represents the change in equity from transactions and other events from non-owner sources. The Company's only component of other comprehensive income is unrealized holding gains and losses on marketable securities. Total other comprehensive income (loss) net of income taxes was $883,000 in 1996, $2,098,000 in 1997 and $(6,322,000) in 1998. The Company has added the statement of comprehensive income to its financial statements to present the required disclosures regarding comprehensive income.

       In 1998, the Company also adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company has determined it currently operates in one reportable segment as defined by SFAS No. 131. Each of the Company's products and services have similar long-term financial performance and have similar economic characteristics. All of the Company's products and services relate to programs that provide the Company's customers with a single source for all of their group health programs, providing comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees.

       In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain internal payroll and payroll related costs should be capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company currently expenses these costs as incurred and is evaluating the effects of SOP 98-1 on its results of operations and financial position. The Company will implement SOP 98-1 as of January 1, 1999.

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities on the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company has not yet determined the impact of SFAS No. 133 on its results of operations and financial position.

  2.   Acquisitions:

       The Company acquired American Life and Health Insurance Company ("American") and its subsidiary insurance company on February 1, 1996. Under the terms of the acquisition, the Company paid a purchase price of approximately $12 million. The acquisition was accounted for by the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired being amortized over 20 years. The purchase price and the results of operations of American prior to the acquisition were not material to the consolidated financial statements. This transaction was financed with cash on hand.

       On July 1, 1997, the Company acquired all the outstanding shares of capital stock of First Health Strategies, Inc. ("Strategies") and First Health Services Corporation ("Services") (collectively, "FHC"), excluding the stock of Viable Information Processing Systems, Inc., a wholly-owned subsidiary of Services, from First Financial Management Corporation and First Data Corporation for a purchase price of approximately $196 million. Strategies, based in Salt Lake City, Utah, and Services, based in Richmond, Virginia, provide independent health care administration services such as claims administration and associated health care management services to the self-insured corporate and government markets. The acquisition was financed with a $200 million credit agreement underwritten by the Company's bank group.

       Based on the terms of the acquisition, the transaction was accounted for as a purchase of FHC by the Company for financial reporting and accounting purposes. Accordingly, the consolidated statements of operations include FHC's results since the date of acquisition. The Company revalued the basis of FHC's acquired assets and assumed liabilities to fair value at the date of purchase. The purchase price of FHC was calculated as the net cash paid plus the Company's transaction costs. The difference between the purchase price and the fair value of the identifiable tangible and intangible assets acquired, the amount allocated to in-process research and development, and the liabilities assumed and incurred was recorded as goodwill and will be amortized over a period of 30 years. The allocation of the purchase price was as follows:

            Purchase price                                    $196,430,000
            Transaction costs                                    3,000,000
                                                               -----------
            Total purchase price                              $199,430,000
                                                              ============
            Purchase price has been allocated as follows:
              Fair value of assets acquired                   $ 87,214,000
              Goodwill                                          95,317,000
              In-process research and development               80,000,000
              Liabilities assumed                              (40,039,000)
              Liability for restructuring and
                 integration costs                             (23,062,000)
                                                               -----------
                                                              $199,430,000
                                                               ===========

       In-process research and development represents projects related to the next generation of FHC's claims processing system. These projects represent FHC's research and development efforts prior to the acquisition, which had not yet reached the stage of technological feasibility and had no alternative future use; therefore, the ultimate revenue generating capability of these projects was uncertain. The purchased research and development was valued by an independent appraiser using a discounted, risk-adjusted future income approach taking into account risks related to existing and future markets and an assessment of the life expectancy of the technology. The discount rate used in the appraisal was 12%, and the life expectancy of the technology was 10 years. The 1997 consolidated statement of operations included an $80 million charge for the purchased research and development which was not deductible for income tax purposes. The research and development acquired will require additional development efforts, estimated to cost $15 million, to become commercially viable. Such modifications include the enhancement of various modules to perform claims adjudication, reporting, imaging and correspondence, and are expected to be completed within the next year, with a substantial portion of the expenditures being incurred by mid-1999.

       The following unaudited pro forma information reflects the results of the Company's operations as if the acquisition had occurred at the beginning of the periods presented adjusted for (i) the effect of recurring charges related to the acquisition, primarily the amortization of goodwill, recording of interest expense on the borrowings to finance the acquisition and a reduction of depreciation expense due to the write-down to fair value of fixed assets, (ii) the removal of revenues and related cost of services and expenses for the portions of the acquired businesses that were held for sale, and (iii) the exclusion of the effects of the non-recurring charge of $80 million for purchased in-process research and development recorded by the Company in fiscal 1997 following the consummation of the acquisition.


                                           Twelve Months Ended December 31
                                                 1996           1997
                                                 ----           ----
   Pro forma:
     Revenue                                $506,321,000   $508,417,000
     Net income                               88,589,000     86,738,000
     Net income per common share - basic            1.29           1.33
     Net income per common share - diluted  $       1.26   $       1.30


       These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the periods presented, nor do they purport to represent results of future operations of the merged companies.

       On August 30, 1997 the Company acquired Loyalty Life Insurance Company ("Loyalty"), which is licensed to conduct health insurance business in 49 states for a purchase price of approximately $12 million in cash. Based upon the terms of the acquisition, the transaction was accounted for as a purchase of Loyalty by the Company for financial reporting and accounting purposes. In 1998, Loyalty changed its name to First Health Life and Health Insurance Company. This name change is pending approval from a number of state insurance regulators.

  3.   Marketable Securities and Investments:

       Information related to the Company's marketable securities and investments at December 31 is as follows:



                                           1997                         1998
                        Amortized Cost  Fair Value  Amortized Cost   Fair Value
                          -----------   -----------   -----------   -----------
United States
  Government securities  $ 33,346,000  $ 33,612,000  $ 16,768,000  $ 17,324,000
State and municipal
  securities                3,785,000     3,817,000     6,925,000     7,065,000
Foreign government
  securities                  954,000       972,000     1,709,000     1,732,000
Corporate securities       69,576,000    71,104,000    47,669,000    48,524,000
Mortgage and asset-
  backed securities         9,430,000     9,560,000     9,074,000     9,074,000
                          -----------   -----------   -----------   -----------
Total debt securities     117,091,000   119,065,000    82,145,000    83,719,000
Equity securities          59,210,000    62,872,000    48,381,000    42,362,000
                          -----------   -----------   -----------   -----------
Total                    $176,301,000  $181,937,000  $130,526,000  $126,081,000
                          ===========   ===========   ===========   ===========

Less-classified as current                5,999,000                     961,000
                                        -----------                 -----------
Classified as long-term                $175,938,000                $125,120,000
                                        ===========                 ===========

       Gross unrealized gains and (losses) were $6,446,000 and $(810,000), respectively, at December 31, 1997 and $3,231,000 and $(7,676,000),
  respectively, at December 31, 1998.

       Contractual maturities of marketable debt securities at December 31 are as follows:

                                           1997                         1998
                        Amortized Cost  Fair Value  Amortized Cost   Fair Value
                          -----------   -----------   -----------   -----------
Due in one year or less  $  6,042,000  $  5,999,000  $    879,000  $    961,000
Due after one year
 through five years        31,474,000    31,729,000    37,517,000    38,362,000
Due after five years
 through ten years         55,084,000    56,103,000    22,223,000    22,415,000
Due after ten years        24,491,000    25,234,000    21,526,000    21,981,000
                          -----------   -----------   -----------   -----------

Total debt securities    $117,091,000  $119,065,000  $ 82,145,000  $ 83,719,000
                          ===========   ===========   ===========   ===========

       Gross realized gains and (losses) on sales or maturities of marketable securities were $651,000 and $(518,000), respectively, for the year ended December 31, 1996, $1,857,000 and $(1,186,000), respectively, for the year ended December 31, 1997 and $5,717,000 and $(2,289,000), respectively, for the year ended December 31, 1998.

       Included in other long-term investments on the consolidated balance sheet at December 31, 1997 was a $12,561,000 investment in a limited partnership which, in turn, invests in a variety of marketable securities. The investment was accounted for on the cost basis because the Company owned less than 5% of the limited partnership's assets and had no influence on the general partner's investment decisions. The general partner reported to the Company that its cumulative share of the unrealized gain in the investment assets, before any applicable income taxes, was $3,083,000 at December 31, 1997. This investment was liquidated in 1998. The Company received $13,131,000 in proceeds from the sale and expects to receive additional funds after the completion of the audit of the partnership books.

       Included in other long-term investments at December 31, 1997 and 1998 is an investment in a limited partnership which invests in equipment which is leased to third parties. The initial investment is accounted for on the equity method since the Company owns 20% of a particular tranche of the limited partnership. The partnership reported to the Company that its share of income attributable to this tranche was $583,000 in 1997 and $590,000 in 1998. The total investment in this tranche was $8,673,000 at December 31, 1997 and $8,674,000 at December 31, 1998. In the second quarter of 1997, the Company made an additional investment of approximately $4.2 million in this limited partnership for a 25% interest in another tranche of the limited partnership. This investment is also accounted for on the equity method. The partnership reported to the Company that its share of income attributable to this tranche was $150,000 in 1997 and $339,000 in 1998. The total investment in this tranche was $4,184,000 at December 31, 1997 and $4,013,000 at December 31, 1998. In 1998, the Company made an additional investment of approximately $8.3 million in this limited partnership for a 20% interest in another tranche of the limited partnership. The new investment is also accounted for on the equity method. The partnership reported to the Company that its share of income attributable to this tranche was $293,000 in 1998. The total investment in this tranche was $8,328,000 at December 31, 1998.

  4.   Reinsurance:

       On October 1, 1996, in anticipation of the Company's acquisition, Loyalty entered into a reinsurance agreement whereby it ceded 100 percent of its life insurance and annuity contracts in force ("pre-acquisition business") to a former affiliate, National Farmers. Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty which relate to pre-acquisition business are transferred to National Farmers. Additionally, the cash and investments transferred by Loyalty to National Farmers which support ceded insurance liabilities are held in escrow for the benefit of Loyalty's policy holders.

       Premiums and policy benefits, which are not material in amount, are ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Loyalty is currently seeking approvals from the insurance regulators and policy holders of each state, as necessary, which would result in the legal replacement of Loyalty by National Farmers. Such approvals would release Loyalty from future liability for its pre-acquisition business and result in the removal of such policy liabilities from the Company's consolidated balance sheets. The Company anticipates receiving the remainder of the approvals in 1999, although there can be no assurance that such approvals will be obtained.

       The Company also assumes and cedes reinsurance with other insurance companies in the normal course of business. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. The Company continues to have primary liability as the direct insurer for all ceded risks. Reinsurance is assumed to increase the Company's revenues and to provide additional diversification of its insured risks. The effects of reinsurance on premiums and contract charges earned are as follows:


                                        Years Ended December 31,
                                     1996          1997          1998
                                  ----------    ----------    ----------
       Life and health premiums
         and contract charges:
            Direct               $14,467,000   $18,470,000   $28,384,000
            Assumed                1,231,000     2,241,000     2,093,000
            Ceded                 (7,792,000)   (9,963,000)  (11,486,000)
                                  ----------    ----------    ----------
            Net                  $ 7,906,000   $10,748,000   $18,991,000
                                  ==========    ==========    ==========

       The recoverable  amounts  at  December  31,  1998  include  $193,000 related to  losses paid  by  the Company  and  billed to  reinsurers  and
  $57,273,000 estimated by the Company with respect to ceded unpaid  losses
  (including claims incurred but not reported) which are not billable until
  the losses are paid.   Estimating amounts  of reinsurance recoverable  is
  impacted by  the  uncertainties involved  in  the establishment  of  loss
  reserves.    Management  believes  the  recoverables  are   appropriately
  established; however,  the amount  ultimately recoverable  may vary  from amounts currently recorded.

  5.   Accrued Expenses:

       Accrued  expenses  at  December   31,  1997  include   approximately
  $28,166,000 for  merger-related  restructuring expenses;  $4,966,000  for accrued salaries,  wages  and  benefits;  and  $1,903,000  for  insurance
  accruals.   Accrued expenses at  December 31, 1998 include  approximately
  $15,303,000 for  merger-related  restructuring expenses;  $5,728,000  for accrued salaries,  wages  and  benefits;  and  $1,961,000  for  insurance accruals.

  6.   Long-Term Obligations:

       On July 1, 1997, the Company  entered into a $200 million  revolving credit agreement (the "Agreement") to facilitate the acquisition of  FHC.
  In  August  1997,  the  Agreement  was  amended  to  increase   available
  borrowings to $350 million.   As of December  31, 1998, $225 million  was
  outstanding under the Agreement.  The revolving credit facility is due on
  June 30, 2002.   The Agreement  provides for interest  at the LIBOR  rate
  adjusted for the ratio of outstanding  debt to earnings before  interest,
  taxes, depreciation  and amortization.   As  of  December 31,  1998,  the
  interest rate was approximately 6% per  annum.  The credit facility  also has a compensating  fee arrangement calculated  at approximately .2%  per annum of the unused balance.

       The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on investments, dividend payments and incurrence of additional indebtedness. At December
  31, 1998, $350,000,000 was available for dividend distributions under these provisions.

  7.   Income Taxes:

       Components of the provision for income taxes are as follows:



                                          Years Ended December 31,
                                      1996         1997         1998
                                   ----------   ----------   ----------
       Current provision:
       Federal                    $38,430,000  $44,582,000  $36,717,000
       State                        5,959,000    9,875,000    7,065,000
                                   ----------   ----------   ----------
                                   44,389,000   54,457,000   43,782,000
                                   ----------   ----------   ----------
       Deferred provision:
       Federal                      4,871,000    2,901,000   12,135,000
       State                          140,000    1,134,000    2,802,000
                                   ----------   ----------   ----------
                                    5,011,000    4,035,000   14,937,000
                                   ----------   ----------   ----------
       Provision for income taxes $49,400,000  $58,492,000  $58,719,000
                                   ==========   ==========   ==========

       Deferred tax assets and (liabilities) comprise the following, as of December 31, 1997 and 1998:

                                                  1997          1998
                                               ----------    ----------
       Current Assets:
          Purchase accounting reserves        $11,852,000   $ 6,100,000
          Revenue adjustments                   3,174,000     3,681,000
          Allowance for doubtful accounts       4,154,000     4,460,000
          Vacation accrual                      1,679,000     2,414,000
          Other, net                              841,000     1,760,000
                                               ----------    ----------
       Total current assets                    21,700,000    18,415,000
                                               ----------    ----------

       Non-current assets (liabilities):
          Depreciation                         10,260,000     8,584,000
          Intangible assets                     3,411,000     1,998,000
          Tax benefit of limited partnership
           investment                         (10,689,000)  (19,623,000)
          Market value adjustment              (2,103,000)    1,974,000
          Other, net                           (2,737,000)       15,000
                                               ----------    ----------
       Total non-current liabilities           (1,858,000)   (7,052,000)
                                               ----------    ----------

       Net deferred tax assets                $19,842,000   $11,363,000
                                               ==========    ==========


       Income tax benefits associated with the exercise of stock options were $4,726,000 in 1996, $3,936,000 in 1997 and $5,787,000 in 1998. Such
  amounts are credited to additional paid-in-capital.


                                           Years Ended December 31,
                                           1996         1997        1998
                                        ----------   ----------  ----------
       Provision for income taxes
        at federal statutory rate      $44,938,000  $22,948,000 $51,353,000
       State taxes, net of federal
        benefit                          6,822,000    3,410,000   7,336,000
       Expenses not deductible for
        income tax purposes                 13,000   33,796,000   1,109,000
       Non-taxable interest income and
         dividends                      (2,373,000)  (1,662,000) (1,079,000)
                                        ----------   ----------  ----------
       Provision for income taxes      $49,400,000  $58,492,000 $58,719,000
                                        ==========   ==========  ==========

  8.   Employment Agreements:

       The Company has employment agreements which expire between 1999 and 2001 with certain officers and key employees. The agreements provide for, among other things, annual base salaries aggregating $2,845,000 plus additional incentive compensation. The incentive compensation is at the discretion of the Board of Directors. The Company recorded discretionary incentive compensation to certain key officers and employees in the aggregate amount $706,000 in 1996, $1,050,000 in 1997 and $471,000 in
  1998.

  9.   Stockholders' Equity:

       Employee Stock Purchase Plan: The Company maintains an Employee Stock Purchase Plan which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e., February 28 and August 31 of each year) at a purchase price which is 85% of the closing sale price of the shares as quoted on Nasdaq on the first or last day of such purchase period, whichever is lower. A maximum of 2,000,000 shares has been authorized for issuance under the plan. As of December 31, 1998, 1,241,000 shares had been issued pursuant to the plan.

       Stock options: The Company maintains an Employee Stock Option Plan which provides for the granting of options to employees and consultants of the Company and its subsidiaries to purchase up to 4,000,000 shares of common stock at a price not less than 85% of fair market value at date of grant. In 1998, the Company adopted a new Employee Stock Option Plan which provides for the granting of additional options to employees and consultants of the Company and its subsidiaries to purchase up to 2,800,000 shares of common stock at a price not less than 85% of fair market value at date of grant. Outstanding options expire between 1999 and 2008 under the first plan. There are no outstanding options under the 1998 plan.

       The Company also maintains a Stock Option Plan which provides for the granting of options to purchase 660,000 shares of common stock at fair market value at date of grant, which expire between 2001 and 2008, to non-employee members of its Board of Directors. In 1998, the Company adopted a new Stock Option Plan which provides for the granting of additional options to purchase 200,000 shares of common stock at fair market value at date of grant to non-employee members of its Board of Directors. Options granted under this new plan expire in 2008. The Company has also granted options to certain of its employees and members of its Board of Directors under individual option agreements, which expire in 2000.

       The following table summarizes changes in common stock under option plans.


                                         Years Ended December 31,
                                1996              1997               1998
                        ------------------  ---------------   -----------------
                                   Wtd.Avg.          Wtd.Avg.           Wtd.Avg.
                           # of    Exercise   # of   Exercise    # of   Exercise
                          Shares    Price    Shares   Price     Shares   Price
                        ----------   -----  ---------  ----   ----------  -----
Number of Shares:
Outstanding at
 beginning of the year   4,256,000  $11.95  3,788,000 $14.01   6,682,000 $18.95
Granted                    758,000   21.21  3,756,000  22.79     845,000  23.26
Exercised               (1,080,000)  10.72   (706,000) 12.42  (1,243,000) 15.14
Canceled                  (146,000)  15.41   (156,000) 20.97    (235,000) 24.60
                        ----------   -----  ---------  ----   ----------  -----
Outstanding at end
 of the year             3,788,000   14.01  6,682,000  18.95   6,049,000  20.11
                        ----------   -----  ---------  ----   ----------  -----
Exercisable at
 December 31             2,326,000  $12.89  2,816,000 $15.86   3,118,000 $18.73
Available for grant      3,578,000            732,000          3,111,000
                        ----------   -----  ---------  ----   ----------  -----


     The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:


                         Options Outstanding            Options Exercisable
                      -----------------------------      -----------------
                                Wtd. Avg.
     Range of                   Remaining   Wtd. Avg.              Wtd. Avg.
     Exercise                  Contractual  Exercise               Exercise
      Price           Shares  Life In Years   Price      Shares      Price
      -----           ------  -------------   -----      ------      -----
 $ 1.00 to $10.00     280,000      3.91      $  7.92     280,000    $  7.92
 $10.01 to $20.00   1,307,000      5.48       $13.89   1,087,000     $14.30
 $20.01 to $30.00   4,462,000      5.46       $22.69   1,751,000     $23.20

       The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). The following table presents pro forma financial results if compensation cost had been recorded consistent with the provisions of SFAS No. 123:

                                             Years ended December 31,

                                           1996         1997          1998
                                        ----------    ---------    ---------
 [S]                                   [C]           [C]          [C]
 Compensation cost - pretax            $ 4,136,000   $5,813,000   $11,923,000
 Net income                             76,450,000    3,599,000    80,849,000
 Net income per common share - basic          1.11          .06          1.31
 Net income per common share - diluted $      1.09   $      .05   $      1.29



       The weighted average fair values at date of grant for options granted during 1996, 1997 and 1998 were $9.86, $8.21 and $9.11, respectively, and were estimated using the Black-Scholes option pricing model with the following assumptions:

                                             Years ended December 31,

                                          1996        1997         1998
                                         ------      ------       ------
       Risk-free interest rate            6.42%       6.27%        4.85%
       Dividend yield                      --          --           --
       Expected volatility               34.18%      29.57%       34.03%
       Expected life in years            1 to 9      1 to 9       1 to 8

       Treasury Stock:  The Company's Board  of Directors has approved  the repurchase of up to 30 million shares of the Company's outstanding common
  stock.   Purchases may  be made  from time  to time  depending on  market
  conditions and other  relevant factors.   The  Company had  approximately
  13.2  million  shares  available  for  repurchase  under  its  repurchase authorizations as of December 31, 1998.

       During  1996,  the  Company   purchased  2,824,000  shares  of   its
  outstanding common  stock  in  the  open  market  for  a  total  cost  of
  $56,095,000.  During 1997, the Company purchased 4,273,000 shares of  its outstanding common  stock  in  the  open  market  for  a  total  cost  of
  $100,802,000.  During 1998, the Company purchased 9,983,000 shares of its outstanding common  stock  on  the  open  market  for  a  total  cost  of approximately $184,919,000  or  an  average price  of  $18.52  (of  which
  $25,000,000 is payable on  December 31, 1998).   The stock purchased  was
  recorded as  treasury  stock,  at cost,  and  is  available  for  general
  corporate purposes.    In connection  with  the exercise  of  options  to
  purchase 486,000 shares of common  stock, during 1996, certain  employees paid the exercise price  by delivering to the  Company 200,000 shares  of previously owned common stock. In connection with exercise of options  to purchase 850,000 shares of common stock  during 1998, a certain  employee paid the  exercise  price  by delivering  to  the  Company  approximately
  492,000 shares  of  previously  owned stock.    These  shares  were  also
  recorded as  treasury  stock, at  cost,  and are  available  for  general corporate purposes.

       In connection with  its stock  repurchase program,  at December  31,
  1998, the Company had outstanding put options which obligate the Company, at the election  of the  option holders,  to repurchase  up to  2,050,000 shares of common stock at prices ranging from $14.50 to $24.00 per share.
  The outstanding options expire  at various dates from  March 17, 1999  to
  December 17, 1999.  During 1998, 1,300,000 shares were put to the Company
  at a total cost of $30,675,000.   These shares were recorded as  treasury
  stock, at cost,  and are available  for general corporate  purposes.   In
  addition, the Company  settled 200,000 puts  by delivering $1,763,000  in cash to the option holders.

       Employee  Benefit  Plan:  The   Company  maintains  a  Savings   and
  Investment Plan which allows eligible employees to allocate up to 15%  of their salary, through payroll deductions, among various mutual funds. The
  Company matches 75% of  the employee's contribution, up  to 6% of his  or her salary. The cost of this plan (net of forfeitures) was $1,374,000  in
  1996, $2,874,000 in 1997 and $3,970,000 in 1998.

  10.  Commitments and Contingencies:

       Litigation:  The Company and its subsidiaries are subject to various claims arising in  the ordinary  course of  business and  are parties  to various legal proceedings which  constitute litigation incidental to  the
  business of the  Company and  its subsidiaries.   In the  opinion of  the
  Company's management,  only one  matter is  potentially material  to  the business or the financial condition of  the Company.  On August 6,  1998, amended counterclaims  were asserted  against the  Company in  a  lawsuit pending in the United States District Court for the Northern District  of
  Illinois.  The Company had initiated a lawsuit against United Payors  and
  United Providers ("UP  & UP"), a  network of hospital  and other  medical providers, on April 26, 1996 asserting claims for trademark  infringement and state law claims for deceptive  trade practices, fraud and  deceptive business practices and for intentional interference with contracts.

       At this time,  the Company  alleges that UP  & UP  has employed  and continues  to  employ  false  and  misleading  statements  and  practices concerning the nature of  its own services  and relationships with  payor
  clients,  as  well  as   the  nature  of   the  Company's  services   and
  relationships with  its  payor  clients, among  other  related  subjects.
  Specifically, the  Company  alleges that  UP  & UP  misled  hospitals  to believe that the benefits of joining UP & UP's network would  principally include the likelihood of an increased market share of patient visits  by mandatory commitments from UP & UP's payor clients to implement financial incentives and to otherwise influence its clients' covered  beneficiaries to select a provider in UP &  UP's network.  The Company further  alleges that UP  &  UP representatives  made  false representations  claiming  an affiliation or association  with the Company's  own proprietary  network,
  The AFFORDABLE Medical Networks.

       In answering the Company's lawsuit, UP  & UP denied the  allegations
  and asserted  defenses.   UP &  UP  also asserted  counterclaims  seeking
  damages  for  alleged   "false  advertising"  by   the  Company,   unfair
  competition  and  deceptive   trade  practices,  defamation,   commercial
  disparagement,  and  seeking  equitable  cancellation  of  the  Company's
  service mark "AFFORDABLE."   Among other  specific allegations,  UP &  UP
  alleges that various statements made by  the Company concerning the  acts of UP & UP, which are the subject  of the claims summarized above, and  a mailing by the Company attaching a letter from the Director of the Office of Personnel Management in which  UP & UP is  identified as a "silent  or non-directed preferred provider  organization" constitute defamation  per se and commercial disparagement and deceptive trade practices.

       The  Company  replied  to  UP  &  UP's  counterclaims  denying   the
  allegations, and  asserting  defenses.    The  action  at  this  time  is
  proceeding through the discovery phase.   The Company is prosecuting  and
  defending its interests vigorously.  At  this time, the Company does  not believe that  the counterclaims  will have  a probable  material  adverse effect on the Company's financial position or future operating results.

       Leases: The Company leases office facilities under leases through 2009. At December 31, 1998, future minimum annual rental commitments under these leases were as follows:

       Years Ending December 31,       Amount
               1999                $ 8,788,000
               2000                  6,107,000
               2001                  4,880,000
               2002                  3,743,000
               2003                  3,439,000
               Thereafter           17,115,000
                                    ----------
               Total               $44,072,000
                                    ==========

       Total rent expense, recognized under the straight-line method, was $1,380,000 in 1996, $5,264,000 in 1997 and $7,908,000 in 1998.

       Agreement  with  EDS:  The  Company  has  an  agreement  (the   "EDS
  Agreement") with Electronic Data  Systems Corporation ("EDS"),  primarily
  for  the  purpose  of  developing  and  jointly  marketing  medical   and
  administrative cost management services to workers' compensation  payers.
  The initial term of the EDS Agreement is  to January 1, 2005, and may  be
  extended until 2015  upon mutual agreement  of the Company  and EDS.  EDS provides data processing,  electronic claims  transmission and  marketing support services to the Company. Compensation paid by the Company to  EDS for its medical cost management services  is based upon the greater of  a specified minimum  annual  payment  ($1,875,000  subject  to  adjustments computed from changes in  the Consumer Price Index),  or a percentage  of savings method.

       EDS processes all of the workers' compensation fee schedule claims for the Company. Although there are other data processing service organizations available, a loss of EDS's services would adversely affect the operating results of the Company's fee schedule service business.

  11.  Major Customers:

       During 1996, 1997 and 1998, the Company had no customers which individually accounted for 10% or more of revenues.

  12.  Derivative Financial Instruments:

       The use of derivatives by the Company has not been material although they have been used to reduce  interest rate risks, potentially  increase the return  on  invested  funds  and manage  the  cost  of  common  stock repurchase programs.  During 1996 through 1998, the Company had  invested
  $12,561,000 in  a limited  partnership fund  which  uses long  and  short
  positions,  leverage,  and  certain   derivative  securities  to   manage
  portfolio and interest rate risk. The investment was accounted for on the cost basis as the Company owned less than 5% of the assets of the limited partnership.  The investment was liquidated in 1998 for $13,131,000, plus expected additional  proceeds after  the partnership  audit is  complete.
  Investments in derivative  financial instruments are  approved by  either the Audit Committee or the Board of Directors of the Company.

  13.  Quarterly Financial Data (Unaudited):

       The following is a  summary of unaudited  results of operations  (in thousands except per share  data) for the years  ended December 31,  1997 and 1998.



       Year Ended December 31, 1997

                                    First     Second    Third    Fourth
                                   Quarter   Quarter   Quarter   Quarter
     Revenue                      $ 64,921  $ 68,834  $126,194  $129,026
     Net income (loss)            $ 20,834  $ 21,444  $(57,888) $ 22,685
     Net income (loss) per
      common share - basic        $    .31  $    .33  $   (.91) $    .36
     Weighted average shares
      outstanding - basic           67,052    65,228    63,556    63,828
     Net income (loss) per common
        share - diluted           $    .31  $    .32  $   (.91) $    .34
     Weighted average shares
       outstanding - diluted        68,314    66,614    63,556    66,112


     Year Ended December 31, 1998

                                    First     Second    Third     Fourth
                                   Quarter   Quarter   Quarter   Quarter

     Revenue                      $127,758  $126,742  $125,962  $122,615
     Net income                   $ 23,103  $ 23,322  $ 22,250  $ 19,328
     Net income per common
       share - basic              $    .36  $    .37  $    .36  $    .33
     Weighted average shares
       outstanding - basic          63,710    63,095    62,468    58,075
     Net income per common
       share - diluted            $    .36  $    .36  $    .35  $    .33
     Weighted average shares
       outstanding - diluted        64,884    64,195    63,573    58,552


  CORPORATE AND INVESTOR INFORMATION

  Independent Auditors
  Deloitte & Touche LLP
  Chicago, Illinois

  Corporate Counsel
  Neal, Gerber & Eisenberg
  Chicago, Illinois

  Transfer Agent & Registrar
  The LaSalle National Bank of Chicago
  Chicago, Illinois

  Form 10-K. The Company has filed an Annual Report on Form 10-K for the year ended December 31, 1998 with the Securities and Exchange Commission.
  Stockholders may obtain a copy of this report, without charge, by writing: Joseph E. Whitters, Chief Financial Officer, First Health Group
  Corp., 3200 Highland Avenue, Downers Grove, IL 60515.

  Common Stock. First  Health Group  Corp. Common  Stock is  quoted on  the
  Nasdaq National Market under the symbol FHCC. The following tables show the quarterly range of high and low sales prices of the Common Stock during the calendar periods indicated:



                                    High        Low
                                   -------    -------
  1997
  First Quarter                   $22.3125   $19.375
  Second Quarter                   27.8125    18.8125
  Third Quarter                    32.0625    25.875
  Fourth Quarter                   32.7815    24.50

  1998
  First Quarter                   $28.00     $22.625
  Second Quarter                   30.875     27.00
  Third Quarter                    30.125     19.125
  Fourth Quarter                   24.5625    13.625

  1999
  Through March 8                 $17.188    $13.625



  As of March 8, 1999, the Company had 960 stockholders of record.

  Dividend Policy. The  Company has not  paid any dividends  on its  Common
  Stock and expects that its earnings will continue to be retained for use in the operation and expansion of its business.

