Form 10-K, Exhibit 13
period 1999-12-31
FIRST HEALTH GROUP CORP
filed 2000-03-24
CIK 812910

Exhibit 13


  Selected Financial Data
                                                  Years Ended December 31
  (in thousands except per share data)   1995      1996      1997      1998      1999
  -------------------------------------------------------------------------------------
  Statement of operations data:

  Revenues                             $214,338  $247,804  $388,975  $503,077  $458,493
  -------------------------------------------------------------------------------------
  Operating expenses:
     Cost of services                    63,963    72,284   154,513   228,108   215,480
     Selling and marketing               26,000    29,148    42,376    49,574    45,588
     General and administrative          10,723    13,745    29,204    42,724    36,549
     Health care benefits                     -     5,479     8,870    18,542     6,192
     In-process research and
        development                           -         -    80,000         -         -
     Depreciation and amortization       10,542    12,334    17,185    25,235    29,445
     Interest income                     (7,984)  (13,581)  (15,013)  (20,470)   (6,293)
     Interest expense                         -         -     6,273    12,642    15,017
  -------------------------------------------------------------------------------------
  Total operating expenses              103,244   119,409   323,408   356,355   341,978
  -------------------------------------------------------------------------------------
  Income before income taxes            111,094   128,395    65,567   146,722   116,515
  Income taxes                          (44,557)  (49,400)  (58,492)  (58,719)  (47,218)
  -------------------------------------------------------------------------------------
  Net income                           $ 66,537  $ 78,995  $  7,075  $ 88,003  $ 69,297
  -------------------------------------------------------------------------------------
  Weighted average shares
     outstanding-basic(3)                68,630    68,886    65,048    61,670    50,270
  Net income per common
     share - basic(3)                  $    .97  $   1.15  $    .11  $   1.43  $   1.38
  -------------------------------------------------------------------------------------
  Weighted average shares
     outstanding - diluted(3)            70,246    70,488    66,832    62,658    51,003
  Net income per common
     share - diluted(3)                $    .95  $   1.12   $   .11  $   1.40  $   1.36
  -------------------------------------------------------------------------------------
  Balance sheet data:
  -------------------------------------------------------------------------------------
     Cash and investments              $221,370  $265,897  $286,167  $199,776  $128,596
     Working capital                    157,124   167,544    80,524    15,409    31,425
     Total assets                       297,194   360,546   707,878   557,879   488,734
     Total liabilities
       (excluding debt)                  16,924    37,340   248,271   194,752   162,002
     Long-term debt                           -         -   200,000   225,000   240,000
     Stockholders' equity              $280,270  $323,206  $259,607  $138,127  $ 86,732
  -------------------------------------------------------------------------------------

  (1) On February 1, 1996, the Company completed the acquisition of American Life and Health Insurance Company and its subsidiary insurance company. Under the terms of the acquisition, which was accounted for as a purchase, the Company paid a purchase price of approximately $12 million.

  (2) On July 1, 1997, the Company completed the acquisition of FIRST HEALTH Strategies, Inc. ("Strategies") and FIRST HEALTH Services Corporation ("Services"), excluding the stock of Viable Information Processing Systems, Inc., a wholly-owned subsidiary of Services, from First Financial Management Corporation and First Data Corporation for a net purchase price of approximately $196 million. In connection with this acquisition, the Company recorded a one-time non-cash charge of $80 million for in-process research and development costs which had no alternative future use for the Company. The acquisition was financed with a $200 million credit agreement underwritten by the Company's bank group. On August 30, 1997, the Company completed the acquisition of Loyalty Life Insurance Company for a purchase price of approximately $12 million in cash. Both acquisitions in 1997 were accounted for under the purchase method of accounting. Consequently, prior period results were not restated.

  (3) All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 23, 1998 to stockholders of record on June 2, 1998.

  Management's Discussion and Analysis of Financial Condition and Results of Operations

  This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligations to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

  Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; shifts in customer demands; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business. In addition, if the Company does not continue to achieve the improved operating results that are anticipated with the recent completion of the consolidation and rationalization of the Company's commercial claims processing business, successfully implement new contracts and programs and control healthcare benefit expenses, the Company may not achieve its projected 2000 financial results (discussed below).

  Recent Developments. On July 20, 1999, the Company announced it had entered into a contract with CNA to provide PPO services to the Mail Handlers Benefit Plan, one of the largest federal employee health benefit plans with over 400,000 members and one million participants. When fully implemented, this contract is expected to be one of the Company's largest in terms of revenue generated.

  On July 1, 1997, the Company acquired all of the outstanding shares of capital stock of FIRST HEALTH Strategies, Inc. and FIRST HEALTH Services Corporation (collectively "FHC"), excluding the stock of Viable Information Processing Systems, Inc., a wholly-owned subsidiary of FIRST HEALTH Services Corporation, from First Financial Management Corporation and First Data Corporation for a purchase price of approximately $196 million. In connection with the acquisition, which was accounted for as a purchase, the Company recorded a charge to earnings of $80 million for purchased in-process research and development which was not deductible for income tax purposes. In-process research and development relates to the next generation of FHC's claims processing system software which had not yet reached the stage of technological feasibility and had no alternative future use; therefore, the ultimate revenue generating capability of these projects was uncertain. The research and development acquired will require additional development efforts, estimated to cost $15 million, to become commercially viable. Such modifications include the enhancement of various modules to perform claims adjudication, reporting, imaging, and correspondence, and are expected to be substantially completed within the next 18 to 24 months. Management believes the technology will be commercially viable subsequent to these modifications, and such technology will be fully implemented into operations on or about June 2002. Use of this technology is expected to ultimately decrease claims processing costs by up to 20% per claim.

  At the date of acquisition, management estimated the Company would spend approximately $10 million in additional development expenditures over a 2 to 3 year period to make the purchased research and development commercially viable. Total development costs are now expected to approximate $15 million of which approximately $4 million has been expended as of December 31, 1999. The increase in estimated total costs is due to enhancements beyond those originally planned by the Company.

  On August 30, 1997, the Company acquired Loyalty Life Insurance Company ("Loyalty"), which is licensed to conduct health insurance business in 49 states, for a purchase price of approximately $12 million. The acquisition was accounted for as a purchase. On October 1, 1996, in anticipation of the acquisition, Loyalty entered into a reinsurance agreement with a former affiliate, National Farmers Union Life
  Insurance Company ("National Farmers"). Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty, which relate to reinsured policies, were transferred to National Farmers. In 1998, Loyalty changed its name to First Health Life and Health Insurance Company. This name change is pending approval from two state insurance regulators.

  Results of Operations. The following table presents the Company's sources of revenues and percentages of those revenues represented by certain statement of operations items.

  SOURCES OF REVENUE:                   Years Ended December 31,
                          ---------------------------------------------------
 ($ in thousands)          1997       %        1998       %      1999      %
   --------------------------------------------------------------------------
  PPO services            $220,120   57%      $223,328    44%   $223,143  49%
  Claims administration     94,135   24%       182,537    36%    158,388  35%
  Clinical management
    services                35,375    9%        44,094     9%     33,768   7%
  Fee schedule services     27,625    7%        30,981     6%     33,062   7%
  Premiums, net             10,748    3%        18,991     4%      7,673   2%
  Service                      972   - %         3,146     1%      2,459  - %
  ---------------------------------------------------------------------------
     Total                $388,975  100%      $503,077   100%   $458,493 100%
  ---------------------------------------------------------------------------

  PERCENT OF REVENUE:                   Years Ended December 31,
                              -----------------------------------------
                              1997               1998              1999
                              ----               ----              ----
  Expenses:
    Cost of services           40 %               45 %              47 %
    Selling and marketing      11 %               10 %              10 %
    General and administrative  7 %                8 %               8 %
    Health care benefits        2 %                4 %               1 %
    In-process research &
      development              21 %                - %               - %
    Depreciation and
      amortization              4 %                5 %               6 %
    Interest income            (4)%               (4)%              (1)%
    Interest expense            2 %                3 %               3 %
                              ----               ----              ----
  Subtotal                     83 %               71 %              74 %
                              ----               ----              ----
  Income before income taxes   17 %               29 %              26 %
                              ----               ----              ----
  Net income                    2 %               17 %              15 %
                              ----               ----              ----

      Revenues. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage of savings basis (PPO) or on a predetermined contractual basis. As a result of the Company's insurance company acquisitions, revenues also include premium revenue.

       Total revenues decreased $44,584,000 (9%) from 1998 to 1999 and increased $114,102,000 (29%) from 1997 to 1998. The decrease in revenues from 1998 to 1999 is due primarily to the Company's focus on larger multi-sited national employers in the group health area (discussed later in "FHC Integration Status"). The growth from 1997 to 1998 was primarily attributable to:

     1) The inclusion of six months of FHC revenues in 1997 and twelve months of FHC revenues in 1998;

     2) Increased utilization of the Company's PPO services by existing clients;

     3) Expansion  and   development  of  the   Company's  PPO  networks,
        especially in secondary and tertiary markets;

     4) New clients; and

     5) Increased revenue earned by the Company's insurance subsidiaries.

      Revenue from PPO services increased slightly from 1997 to 1999 as a result of increased utilization of the PPO network by existing clients, expansion of the PPO network and new client additions. The increase from 1997 to 1998 was lower than expected due to the loss of a number of traditional FIRST HEALTH Strategies clients (see "FHC Integration Status" below) and, to a lesser extent, some of the Company's traditional clients. Claims administration primarily represents FHC revenue earned from processing claims in client-sponsored health care plans. The decrease from 1998 to 1999 reflects the loss of business as discussed under "FHC Integration Status". The increase from 1997 to 1998 is due primarily to the inclusion of twelve months of FHC operations included in the 1998 results compared with only six months in 1997. Revenue from clinical management services decreased from 1998 to 1999 and increased from 1997 to 1998. The decrease in 1999 is due to the loss of business discussed above. The increase in clinical management services in 1998 was also lower than expected due to the loss of business discussed above. Fee schedule services revenue increased from 1997 to 1999 due to new and expanded contract activity with several existing clients. Premium revenue decreased from 1998 to 1999 and increased from 1997 to 1998. The decrease from 1998 to 1999 was due primarily to the planned loss of several clients as a result of price increases implemented by the Company. The increase from 1997 to 1998 was due primarily to new clients. The majority of risk-related service revenue represents the Company's national HMO-like product for self-funded ERISA plans. The decrease in this revenue during 1999 reflects the planned termination of unprofitable business. Management estimates that the majority of risk-based revenue will be attributable to stop loss insurance for the foreseeable future. As with any future event, future revenue growth may differ substantially from historical levels.

       Cost of Services. Cost of services consists primarily of salaries and related costs for personnel involved in claims administration, PPO administration, development and expansion, clinical management programs, fee schedule, information technology and other cost management and administrative services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. Cost of services as a percent of revenue increased from 40% in 1997 to 45% in 1998 to 47% in 1999. The dramatic increase in these expenses from 1997 to 1999 was related to the nature of FHC's business. Claims administration is a labor-intensive, high-volume, low-margin business. The Company has initiated cost cutting measures during the integration of FHC which are intended to make the operations more efficient. These cost cutting measures began to show positive earnings effects particularly in the second half of 1999.

       Selling and Marketing. Selling and marketing expenses decreased $3,986,000 (8%) from 1998 to 1999 due primarily to the consolidation of FHC sales activities into the traditional Company sales activities. Selling and marketing expenses increased from 1997 to 1998 as a result of the addition of sales and marketing colleagues primarily associated with the FHC acquisition. To a lesser extent, the increase relates to commissions paid to agents and third-party administrators by the Company's insurance entities. As a percentage of revenues, selling and marketing expenses have decreased from 11% in 1997 to 10% in 1998 and 1999.

       General and Administrative. General and administrative costs increased from 7% of revenues in 1997 to 8% of revenues in 1998 and 1999 primarily due to the acquisition of FHC as well as growth in the Company's insurance subsidiaries.

       Health Care Benefits. These expenses represent medical losses incurred by insureds of the Company's insurance entities. The medical loss ratio (health care benefits as a percent of premiums) was 83% for 1997, 98% for 1998 and 81% for 1999. The improvement in the loss ratio during 1999 is due to termination of unprofitable business, improved experience in the remaining book of business and the addition of clients in the more profitable employer stop loss insurance business.

       Depreciation and Amortization. These expenses increased from 1997 to 1999 principally as a result of the purchase of additional computer hardware and software as well as the purchase of the Company's Phoenix facility and amortization of goodwill associated with the FHC and Loyalty acquisitions. As a percentage of revenues, these costs increased from 4% in 1997 to 5% in 1998 to 6% in 1999. Depreciation expense will continue to grow primarily as a result of continuing investments the Company is making in its information technology infrastructure.

       Interest Income. The Company invests a significant portion of its available cash in various interest-bearing instruments. The net interest income realized from such investments represented 4% of revenues in 1997, 4% of revenues in 1998 and 1% of revenues in 1999. Interest income substantially decreased in 1999 due to the repurchase of approximately $229 million of the Company's common stock during 1998 and approximately $123 million of Company common stock in 1999. These common stock repurchases resulted in a decrease in the balance of cash equivalents and investments in 1999 compared with 1998.

       Interest Expense. Interest expense represents interest incurred on the revolving credit agreement entered into on July 1, 1997 to finance the FHC acquisition. The floating interest rate incurred was between 6% and 7% from 1997 to 1999.

       Income Taxes. Income taxes were provided at an effective rate of 89% in 1997 compared to 40% in 1998 and 41% in 1999. The higher than statutory rate for 1998 and 1999 includes provisions for state income taxes. The tax rate in 1997 reflects the inclusion in income of $80,000,000 of non-deductible in-process research and development expenses. If these expenses were excluded, the effective tax rate would have been 40%, which is consistent with 1998.

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

       Other Information. Since 1993, there has been considerable discussion of health care reform. Although specific features of any legislation that ultimately may be enacted into law cannot be predicted at this time, based on the Company's review of legislation previously considered by Congress and various state legislatures, management believes that the Company's existing programs and those under development provide a foundation that will prevent any material adverseaffect on the operations of the Company.

       Liquidity and Capital Resources. The Company had $31,425,000 of working capital at December 31, 1999 compared to $15,409,000 at December 31, 1998 and $80,524,000 at December 31, 1997. The decrease from 1997 to 1999 is primarily attributable to the repurchase of 11,283,000 shares of Company common stock during 1998 for a total cost of $215,594,000 and the repurchase of 6,301,000 shares of Company common stock during 1999 for a total cost of $123,077,000. Total cash and investments of the Company amounted to $128,596,000 at December 31, 1999, $199,776,000 at December 31, 1998 and $286,167,000 at December
  31, 1997.

       During the three-year period ended December 31, 1999, the Company generated $342,955,000 of cash from operating activities. Investment activities provided $3,765,000 in cash during 1999 representing net sales of investments of $53,436,000 partially offset by capital expenditures of $49,671,000. Investment activities generated $353,000 in cash during 1998 representing net sales of investments of $52,954,000 partially offset by capital expenditures of $52,428,000. Investment activities used $222,740,000 in cash during 1997 representing net cash paid for acquisitions of $202,423,000 ($191,512,000 for FHC and $10,911,000 for Loyalty) and capital expenditures of $31,372,000 partially offset by net sales of investments of $11,055,000. Financing activities used $130,477,000 in cash during 1999 representing $148,077,000 in purchases of treasury stock (of which $125,185,000 was purchased on the open market including $25,000,000 payable at December 31, 1998 with the balance being purchased through the exercise of put options for common stock), $15,000,000 in reductions to long-term debt, $4,429,000 in exercises of put options for cash and $2,859,000 in loans to employees to finance the exercise of stock options partially offset by $30,000,000 in proceeds from the issuance of long-term debt, $6,632,000 in proceeds from issuance of common stock and $3,256,000 in sales of put options. Financing activities used $158,948,000 in cash during 1998 representing $204,219,000 in purchases of treasury stock (of which $159,919,000 was purchased on the open market with the balance being purchased through the exercise of put options for common stock and the funding of stock option exercises) partially offset by $25,000,000 in proceeds from the issuance of long-term debt and $20,894,000 in proceeds from the issuance of common stock. Financing activities provided $123,292,000 in cash during 1997 representing $200,000,000 in proceeds from the issuance of long-term debt, $14,163,000 in proceeds from sale of put options and $9,931,000 in proceeds from the issuance of common stock partially offset by $100,802,000 in purchases of treasury stock. On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate the acquisition of FHC. In August 1997, the Agreement was amended to increase available borrowings to $350 million. As of December 31, 1999, $240 million was outstanding under the Agreement.

        The Company believes that its working capital, long-term investments, amounts available under the credit agreement and cash generated from future operations will be sufficient to fund the Company's operations and anticipated expansion plans.

       Market Risk. Market risk is the risk that the Company will incur losses due to adverse changes in interest rates and prices. The Company's market risk exposure is limited to the $61,115,000 and $126,081,000 of marketable securities owned by the Company at
  December 31, 1999 and 1998 respectively, and the $240,000,000 and $225,000,000 of variable rate debt held by the Company at December 31, 1999 and 1998 respectively. The Company does not hold any market risk sensitive instruments for trading purposes. The Company has established policies and procedures to manage sensitivity to interest rate and market risk. These procedures include the monitoring of the

  Company's level of exposure to each market risk and the use of derivative financial instruments to reduce risk. The Company's marketable equity and debt securities are classified as available for sale and are recorded in the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of other comprehensive income and stockholders' equity, net of applicable deferred taxes. As of December 31, 1999, the fair value of the Company's marketable securities was $61,115,000, consisting of $53,163,000 invested in debt securities and $7,952,000 invested in equity securities. As of December 31, 1998, the fair value of the Company's marketable securities was $126,081,000, consisting of $83,719,000 invested in debt securities and $42,362,000 invested in equity securities. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities, including derivative financial instruments. Assuming a hypothetical 20% increase in interest rates as of December 31, 1999,the estimated reduction in future earnings, net of tax, would be less than $1.0 million. Assuming the same 20% increase in interest rates as of December 31, 1998,the estimated reduction in future earnings, net of tax would have been approximately $1.6 million. Equity price risk arises when the Company could incur economic losses due to adverse changes in a particular stock index or price. The Company's investments in equity securities are exposed to equity price risk and the fair value of the portfolio is correlated to the S&P 500. At December 31, 1999, management estimates that an immediate 10% change in the S&P 500 would result in a decrease in the fair value of its equity securities of less than $1.0 million. Management estimated that a 10% change in the S&P 500 at December 31, 1998 would have affected the fair value of its equity securities by approximately $4.2 million.

       Derivative Financial Instruments. As discussed in Note 12 to the financial statements, the Company uses derivative financial instruments to reduce interest rate risk and potentially increase the return on invested funds and to manage the cost of its common stock repurchase programs. In addition, collateralized mortgage securities have been purchased that have relatively stable cash flow patterns in relation to interest rate changes. Investments in derivative financial instruments are approved by the Audit Committee or Board of Directors of the Company.

       FHC Integration Status. The integration of the acquisition of FHC was completed in 1999. The Company focused First Health Strategies on the niche of serving multi-sited employers of 1,000 or more employees. As a result of this focus, the Company has sold several hundred client contracts that do not fit into this niche which represented approximately $20 million in annual revenue. The Company did not receive material consideration for this sale. The Company instituted significant price increases particularly for clients that have been paying fees at unreasonably low margins. These actions have resulted in the loss of a significant number of clients. Management expects these actions will result in increased efficiency of its operations.

       Traditional Business. In 1998, the Company lost some group health business particularly in the Federal Employee Health Benefit area. However, the Company did not encounter the loss of any meaningful business from its traditional client base in 1999.

  2000 Outlook. Currently, the Company anticipates that its earnings per share ("EPS") in 2000 will grow in the 20% area with revenue growth of approximately 10%. Revenue growth will be lead by the addition of the Mail Handlers Benefit Plan to our PPO business. Additionally, the Company has announced numerous new client contracts which should provide additional revenue growth. Expenses are forecasted to grow at a lower rate than revenue so EPS growth is targeted in the high teen area.

       Potential Managed Care Litigation. Much has been recently written about the plaintiff's bar attacking managed care organizations. We believe First Health is very well positioned to avoid litigation for the following reasons:

     Counsel for class action plaintiffs is sophisticated and understands the differences between HMOs, which offer little or no choice to their subscribers regarding provider selection, and the PPO services the Company provides.

     The Company does not incent or penalize its network physicians through capitation, risk sharing, cash incentive bonuses or other methods for denying or limiting care. Its "control" over physicians is limited to qualifying them for participation in the network based on objective criteria related only to their credentials, licensure, malpractice history, insurance, etc. Network physicians are truly independent contractors, solely responsible for the health care of their patients.

     Consistent with many state law requirements and national accreditation standards, there is no direct or indirect financial bonus or remuneration paid to individuals involved in the recommendation of medical care based on medical necessity.

       Most importantly, participants in our customers' plans have choice. Commonly, our customers offer 2 or more plan options, the PPO option alone inherently provides choice with a meaningful (but compared to an HMO, modest) benefit differential. The choice of medical specialists is solely within the control of the treating physician and the patient.

       As a result of all these factors, the Company believes it is in an advantageous position concerning potential managed care litigation.

       Year 2000 Matters. General overview. The Company has completed its Year 2000 ("Y2K") readiness project The Company has not experienced any material adverse impact on its operations or in its relationships customers, vendors or others as a result of Y2K issues. The Company used internal and external resources to accomplish its objectives. As part of its Y2K project, the Company developed contingency plans to address the most reasonably likely worst case scenarios which could have resulted from the failure of a significant or a material third party system to be Y2K ready (with none being experienced).

       Costs. The Company estimates the total cost of its Y2K readiness project was approximately $16,000,000 which was funded through operating cash flows. Of the total project cost, approximately $6,000,000 was attributable to the purchase of new hardware and software which was capitalized. The remaining $10,000,000, which was expensed as incurred, did not have a material effect on the results of operations. As of December 31, 1999, the Company had incurred all of its total estimated Y2K costs. The Company received reimbursement of at least 40% of the costs directly from a number of its clients due to the nature of the contractualarrangements with these entities.

      Y2K  remediation  costs  represented  approximately   15%   of  the
  Company's total IT budget for 1999 and no material projects were deferred due to the Company's Y2K efforts.

      Contingency plans. The Company's IT systems interface with numerous clients, medical service providers and regulatory agencies, and failure to correct a material Y2K problem could interrupt business activities and operations and materially adversely affect the Company's results of operations, revenues, regulatory compliance or relationships with customers, vendors or others. Not only must the Company ensure that its own IT and non-IT systems are Y2K ready, but it also must ascertain that the systems of third parties with whom the Company interfaces are both Y2K ready and that their solutions to the Y2K problem are compatible with those of the Company. As the Company assessed the Y2K readiness of its IT and non-IT systems, contingency plans were developed to address the most reasonably likely worst case scenarios which could have resulted from the failure of a significant Company or material third party system to be Y2K ready. Contingency plans will continue to be modified and developed as situations arise in the normal course of business. No material adverse effects have occurred as of March 10, 2000.

       New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of SFAS No. 133, but does not expect this statement to have a material effect on its results of operations and financial position.

                       REPORT OF INDEPENDENT AUDITORS


  Board of Directors and Stockholders,
  First Health Group Corp.
  Downers Grove, Illinois

  We have audited the consolidated balance sheets of First Health Group Corp. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, of comprehensive income, of cash flows and of stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Health Group Corp. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

  /s/ Deloitte & Touche

  Deloitte & Touche LLP
  Chicago, Illinois
  February 18, 2000

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

  First Health Group Corp.
  Downers Grove, Illinois
  February 18, 2000


  CONSOLIDATED BALANCE SHEETS

                                                   December 31,
  ASSETS                                       1998           1999
  -------------------------------------------------------------------
  Current assets:
    Cash and cash equivalents             $ 50,264,000   $ 35,639,000
    Short-term investments                     961,000         78,000
    Accounts receivable, less allowance
     for doubtful accounts of $11,151,000
     and $10,844,000, respectively          63,582,000     59,482,000
    Deferred taxes                          18,415,000     14,925,000
    Other current assets                    12,361,000     10,609,000
  -------------------------------------------------------------------
    Total current assets                   145,583,000    120,733,000
  -------------------------------------------------------------------
  Long-term investments:
    Marketable securities                  125,120,000     61,037,000
    Other                                   23,431,000     31,842,000
  -------------------------------------------------------------------
    Total long-term investments            148,551,000     92,879,000
  -------------------------------------------------------------------
  Property and equipment:
    Land, building and improvements         59,228,000     64,765,000
    Computer equipment and software         80,944,000    124,614,000
    Office furniture and equipment          13,617,000     14,235,000
  -------------------------------------------------------------------
                                           153,789,000    203,614,000
    Less accumulated depreciation
       and amortization                    (49,805,000)   (75,602,000)
  -------------------------------------------------------------------
    Total property and equipment, net      103,984,000    128,012,000
  -------------------------------------------------------------------
  Goodwill, less accumulated
    amortization of $5,513,000
    and $8,701,000, respectively           100,151,000     93,629,000
  Reinsurance recoverable - non-current     55,979,000     50,810,000
  Other assets                               3,631,000      2,671,000
  -------------------------------------------------------------------
                                          $557,879,000   $488,734,000
  -------------------------------------------------------------------

                                                 December 31,

  LIABILITIES AND STOCKHOLDERS' EQUITY         1998            1999
  -------------------------------------------------------------------
  Current liabilities:
    Accounts payable                      $ 52,408,000   $ 49,507,000
    Treasury stock purchase payable         25,000,000        --
    Accrued expenses                        33,545,000     27,680,000
    Claims reserves                         16,610,000     10,628,000
    Income taxes payable                     2,611,000      1,493,000
  -------------------------------------------------------------------
    Total current liabilities              130,174,000     89,308,000
  -------------------------------------------------------------------
  Long-term debt                           225,000,000    240,000,000
  Claims reserves - non-current             55,979,000     50,810,000
  Deferred taxes                             7,052,000     20,306,000
  Other non-current liabilities              1,547,000      1,578,000
  -------------------------------------------------------------------
    Total liabilities                      419,752,000    402,002,000
  -------------------------------------------------------------------
  Commitments and contingencies                     --             --

  Stockholders' equity:
    Preferred stock, par value $1.00;
     authorized1,000,000 shares;
     none issued                                    --             --
    Common stock, par value $.01;
     authorized 155,000,000 shares;
     issued 76,482,000 and
     76,976,000 shares, respectively           765,000        770,000
    Additional paid-in capital             182,842,000    189,383,000
    Retained earnings                      384,143,000    450,581,000
    Accumulated other comprehensive
      income                                (3,099,000)    (4,401,000)
    Treasury stock, at cost; 23,019,000
     and 29,320,000 shares, respectively  (426,524,000)  (549,601,000)
  -------------------------------------------------------------------
    Total stockholders' equity             138,127,000     86,732,000
  -------------------------------------------------------------------
                                          $557,879,000   $488,734,000
  -------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.

  CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Years Ended December 31,
                                          1997           1998          1999
  -----------------------------------------------------------------------------
  Revenues                            $388,975,000   $503,077,000  $458,493,000
  Operating expenses:
    Cost of services                   154,513,000    228,108,000   215,480,000
    Selling and marketing               42,376,000     49,574,000    45,588,000
    General and administrative          29,204,000     42,724,000    36,549,000
    Health care benefits                 8,870,000     18,542,000     6,192,000
    In-process research and
       development                      80,000,000             --            --
    Depreciation and amortization       17,185,000     25,235,000    29,445,000
    Interest income                    (15,013,000)   (20,470,000)   (6,293,000)
    Interest expense                     6,273,000     12,642,000    15,017,000
  -----------------------------------------------------------------------------
                                       323,408,000    356,355,000   341,978,000
  -----------------------------------------------------------------------------
  Income before income taxes            65,567,000    146,722,000   116,515,000
  Income taxes                         (58,492,000)   (58,719,000)  (47,218,000)
  -----------------------------------------------------------------------------
  Net income                          $  7,075,000   $ 88,003,000  $ 69,297,000
  -----------------------------------------------------------------------------
  Weighted average shares
   outstanding - basic                  65,048,000     61,670,000    50,270,000
  -----------------------------------------------------------------------------
  Net income per common
   share - basic                      $        .11   $       1.43  $       1.38
  -----------------------------------------------------------------------------
  Weighted average shares
   outstanding - diluted                66,832,000     62,658,000    51,003,000
  -----------------------------------------------------------------------------
  Net income per common
   share - diluted                    $        .11   $       1.40  $       1.36
  -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                              Years Ended December 31,
                                         1997           1998          1999
-----------------------------------------------------------------------------
Net income                           $ 7,075,000   $ 88,003,000  $ 69,297,000
Other comprehensive income,
  before tax:
  Unrealized gains (losses) on
    securities:
  Unrealized holding gains (losses)
    arising during period              3,331,000     (7,640,000)     (356,000)
  Less: reclassification adjustment
    for gains (losses)included
    in net income                         41,000     (2,759,000)   (1,833,000)
-----------------------------------------------------------------------------
Other comprehensive income
  (loss), before tax                   3,372,000    (10,399,000)   (2,189,000)

Income tax benefit (expense)
   related to items of other
   comprehensive income (loss)        (1,274,000)     4,077,000       887,000
-----------------------------------------------------------------------------
Other comprehensive income (loss)      2,098,000     (6,322,000)   (1,302,000)
-----------------------------------------------------------------------------
Comprehensive income                 $ 9,173,000   $ 81,681,000  $ 67,995,000
-----------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Years Ended December 31,
                                           1997           1998         1999
------------------------------------------------------------------------------
Cash flows from operating activities:
  Cash received from customers        $390,755,000  $508,355,000  $466,325,000
  Cash paid to suppliers and
   employees                          (238,773,000) (335,923,000) (303,559,000)
  Health care benefits paid             (7,146,000)  (10,230,000)  (10,423,000)
  Interest paid                         (5,738,000)  (12,639,000)  (14,697,000)
  Interest income received              16,570,000    17,010,000     7,126,000
  Income taxes paid, net               (55,823,000)  (35,550,000)  (32,685,000)
------------------------------------------------------------------------------
    Net cash provided by operating
      activities                        99,845,000   131,023,000   112,087,000
------------------------------------------------------------------------------
  Cash flows from investing activities:
    Purchases of investments          (231,334,000) (284,961,000)  (62,290,000)
    Sales or maturities of
      investments                      242,389,000   337,915,000   115,726,000
    Acquisition of businesses, net
       of cash acquired               (202,423,000)     (173,000)           --
    Purchases of property and
      equipment                        (31,372,000)  (52,428,000)  (49,671,000)
------------------------------------------------------------------------------
    Net cash provided by (used in)
      investing activities            (222,740,000)      353,000     3,765,000
------------------------------------------------------------------------------
  Cash flows from financing activities:
    Proceeds from issuance of
      long-term debt                   200,000,000    25,000,000    30,000,000
    Principle payments of
      long-term debt                            --            --   (15,000,000)
    Purchase of treasury stock        (100,802,000) (204,219,000) (148,077,000)
    Stock option loans to employees,
      net of payments                           --            --    (2,859,000)
    Proceeds from issuance
      of common stock                    9,931,000    20,894,000     6,632,000
    Exercises of put options
      on common stock                           --    (1,763,000)   (4,429,000)
    Proceeds from sales of put
      options on common stock           14,163,000     1,140,000     3,256,000
------------------------------------------------------------------------------
    Net cash provided by (used in)
      financing activities             123,292,000  (158,948,000) (130,477,000)
------------------------------------------------------------------------------
  Net increase (decrease) in cash and
      cash equivalents                     397,000   (27,572,000)  (14,625,000)
  Cash and cash equivalents,
      beginning of period               77,439,000    77,836,000    50,264,000
------------------------------------------------------------------------------
  Cash and cash equivalents,
     end of period                    $ 77,836,000  $ 50,264,000  $ 35,639,000
------------------------------------------------------------------------------

  Supplemental cash flow data:
------------------------------------------------------------------------------
  Acquisitions of businesses:
    Fair value of assets acquired     $361,850,000  $         --  $         --
    Cost in excess of net assets
      acquired                         103,206,000       173,000            --
    Fair value of liabilities assumed (342,633,000)           --            --
    In-process research and
      development                       80,000,000            --            --
------------------------------------------------------------------------------
    Net cash paid                     $202,423,000  $    173,000  $         --
------------------------------------------------------------------------------
  Non-cash financing activity:
    Treasury stock purchase payable   $         --  $ 25,000,000  $         --
------------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                              Years Ended December 31,
                                           1997           1998         1999
------------------------------------------------------------------------------
Reconciliation of net income
 to net cash provided by
 operating activities:

Net income                            $  7,075,000  $ 88,003,000  $ 69,297,000
------------------------------------------------------------------------------
Adjustments to reconcile net income
 to net cash provided by
 operating activities:
  In-process research and development   80,000,000            --            --
  Change in provision for
   uncollectible accounts receivable       519,000     1,087,000      (307,000)
  Depreciation and amortization         17,185,000    25,235,000    29,445,000
  Amortization of bond premiums            945,000       302,000       568,000
  Provision for deferred income taxes    4,035,000    14,937,000    14,202,000
  Tax benefits from stock
   options exercised                     3,936,000     5,787,000     1,087,000
  (Gains) losses on sales
   of investments                         (423,000)   (3,857,000)    2,195,000
  Other, net                            (1,347,000)   (1,383,000)   (1,240,000)
Changes in assets and liabilities
 (net of effects from
 acquired businesses):
  Accounts receivable                   (3,257,000)    1,310,000     4,407,000
  Other current assets                   8,111,000       916,000     1,752,000
  Reinsurance recoverable              105,610,000    85,087,000     5,169,000
  Accounts payable and
   accrued expenses                    (17,672,000)   (8,863,000)   (8,766,000)
  Claims reserves                     (106,396,000)  (77,928,000)  (11,151,000)
  Income taxes payable                          --     2,611,000    (1,118,000)
  Non-current assets and
   liabilities                           1,524,000    (2,221,000)    6,547,000
------------------------------------------------------------------------------
  Total adjustments                     92,770,000    43,020,000    42,790,000
------------------------------------------------------------------------------
  Net cash provided by
   operating activities               $ 99,845,000  $131,023,000  $112,087,000
------------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                          Accumulated Other
                                           Common Stock        Additional       Retained    Comprehensive      Treasury Stock
                                         Shares      Amount  Paid-In Capital    Earnings        Income      Shares        Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997              37,182,000  $  372,000  $129,147,000   $289,065,000   $ 1,125,000   3,485,000   $ (96,503,000)
  Issuance of common stock through
    stock option and purchase plans      385,000       4,000     9,927,000           -             -           -               -
  Purchase of treasury stock                -           -             -              -             -      2,137,000    (100,802,000)
  Tax benefit related to stock
    options exercised                       -           -        3,936,000           -             -           -               -
  Change in unrealized holding gain
    on marketable securities                -           -             -              -        2,098,000        -               -
  Sale of put options on common stock       -           -       14,163,000           -             -           -               -
  Net income                                -           -             -         7,075,000          -           -               -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997            37,567,000     376,000   157,173,000    296,140,000     3,223,000    5,622,000   (197,305,000)
  2-for-1 stock split effective
    June 23, 1998                     37,567,000     376,000      (376,000)          -             -       5,622,000           -
  Issuance of common stock through
    stock option and purchase plans    1,348,000      13,000    20,881,000           -             -            -              -
  Purchase of treasury stock                -           -             -              -             -      11,775,000   (229,219,000)
  Tax benefit related to stock
    options exercised                       -           -        5,787,000           -             -            -              -
  Change in unrealized holding loss
    on marketable securities                -           -             -              -       (6,322,000)        -              -
  Sale of put options on common stock       -           -        1,140,000           -             -            -              -
  Exercise of put options on common
    stock                                   -           -       (1,763,000)          -             -            -              -
  Net income                                -           -             -        88,003,000          -            -              -
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1998           76,482,000     765,000   182,842,000    384,143,000    (3,099,000)  23,019,000   (426,524,000)
  Issuance of common stock through
    stock option and purchase plans      494,000       5,000     6,627,000           -             -            -              -
  Purchase of treasury stock                -           -             -              -             -       6,301,000   (123,077,000)
  Tax benefit related to stock
    options exercised                       -           -        1,087,000           -             -            -              -
  Change in unrealized holding loss
    on marketable securities                -           -             -              -       (1,302,000)        -              -
  Sale of put options on common stock       -           -        3,256,000           -             -            -              -
  Exercise of put options on common
    stock                                   -           -       (4,429,000)          -             -            -              -
  Loans granted to employees to
    exercise stock options                  -           -             -        (2,859,000)         -            -              -
  Net income                                -           -             -        69,297,000          -            -              -
-----------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 1999          76,976,000  $  770,000  $189,383,000   $450,581,000   $(4,401,000)  29,320,000  $(549,601,000)
-----------------------------------------------------------------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.

  Notes to Consolidated Financial Statements


  1. Summary of Significant Accounting Policies:

  The Company: First Health Group Corp. (the "Company") is a full-service integrated national health benefits company. The Company specializes in serving large, national employers with a single source for their group health programs - providing integrated comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees nationwide. Through its workers' compensation service line, the Company provides a full range of auto managed care and workers' compensation services for insurance carriers, state insurance funds, third-party administrators and large, self-insured national employers. Through its First Health Services service line, the Company provides services to various state Medicaid and entitlement programs for claims administration, pharmacy benefit management programs and medical management and quality review services.

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

  Property and equipment: Property and equipment are stated at cost. Expenditures for the maintenance and repair of property and equipment are charged to expense as incurred. Expenditures for major replacement or betterment are capitalized. Computer software includes approximately $22.0 million of work-in-progress as of December 31, 1999 related to internally developed software programs. There were approximately $3.9 million of such work-in-progress amounts as of December 31, 1998. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. These lives range from 5 years to 31.5 years for buildings and improvements, 1.5 years to 5 years for computer equipment and software and 3 years to 5 years for office furniture and equipment. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

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

  Revenue recognition: The Company receives revenues for PPO services, claims administration services, fee schedule services, clinical cost management and other services on a predetermined contractual basis (such as a percentage of the derived savings). Revenues on a percentage of savings basis for PPO services are recognized based upon client claims processed. Additionally, the Company records revenues based upon a fixed fee per covered participant, and the fee varies depending upon the programs selected or on a per-transaction basis.

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

  Reinsurance Recoverable - Reinsurance recoverable represents the amount due from other insurance companies as a result of the cession of a portion of the Company's insurance risk to such companies. All of this balance is due from National Farmers Union Life Insurance Company ("National Farmers").

  Reinsurance recoverable and the related claim reserves are reported separately in the consolidated balance sheets.

  Net income per common share: Net income per common share-basic is based on the weighted average number of common shares outstanding during the period. Net income per common share-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share by 1,784,000, 988,000 and 733,000 for 1997, 1998 and 1999, respectively, due to the effect of stock options. Diluted net income per share did not change in 1997, decreased by $0.03 for 1998 and decreased by $0.02 for 1999.

  All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 23, 1998 to stockholders of record on June 2, 1998.

  Segment information: The Company has determined it currently operates in one reportable segment. Each of the Company's products and services have similar long-term financial performance and have similar economic characteristics. All of the Company's products and services relate to programs that provide the Company's customers with a single source for all of their group health programs, providing comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees.

  New accounting pronouncements: In 1999, the Company adopted Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain internal payroll and payroll related costs should be capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company capitalized approximately $5.4 million of such internal costs during 1999 that would have previously been expensed.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of SFAS No. 133, but does not expect this statement to have a material effect on its results of operations and financial position.

  Reclassifications: Certain reclassifications have been made to 1998 information to conform to the classifications used in the current year.

  2. Acquisitions:

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

  The allocation of the purchase price was as follows:
  ----------------------------------------------------

  Purchase price                 $196,430,000
  Transaction costs                 3,000,000
  -------------------------------------------
  Total purchase price           $199,430,000
  -------------------------------------------


  Purchase price has been allocated as follows:
  --------------------------------------------

  Fair value of assets acquired  $ 87,214,000
  Goodwill                         93,405,000
  In-process research and
    development                    80,000,000
  Liabilities assumed             (38,127,000)
  Liability for restructuring and
  integration costs               (23,062,000)
  -------------------------------------------
                                 $199,430,000
  -------------------------------------------

  In-process research and development represents projects related to the next generation of FHC's claims processing system. These projects represent FHC's research and development efforts prior to the acquisition, which had not yet reached the stage of technological feasibility and had no alternative future use; therefore, the ultimate revenue generating capability of these projects was uncertain. The 1997 consolidated statement of operations included an $80 million charge for the purchased research and development which was not deductible for income tax purposes. The research and development acquired needed additional development efforts, estimated to cost $15 million, to become commercially viable. Such modifications include the enhancement of various modules to perform claims adjudication, reporting, imaging, and correspondence, and are expected to be substantially completed within the next 18 to 24 months. Management believes the technology will be commercially viable subsequent to these notifications and such technology will be fully implemented into operations on or about June 2002. At the date of acquisition, management estimated the Company would spend approximately $10 million in additional development expenditures. The increase in development costs to $15 million is due to enhancements beyond those originally planned by the Company. As of December 31, 1999, the Company has expended approximately $4 million of the expected total.

  On August 30, 1997 the Company acquired Loyalty Life Insurance Company ("Loyalty"), which is licensed to conduct health insurance business in 49 states for a purchase price of approximately $12 million in cash. Based upon the terms of the acquisition, the transaction was accounted for as a purchase of Loyalty by the Company for financial reporting and accounting purposes. In 1998, Loyalty changed its name to First Health Life and Health Insurance Company. This name change is pending approval from two state insurance regulators.

  3. Marketable Securities and Investments:

  Information  related  to  the   Company's  marketable  securities   and
  investments at December 31 is as follows:


                                                    1998                          1999
                                      Amortized Cost     Fair Value  Amortized Cost   Fair Value
  ----------------------------------------------------------------------------------------------
  United States Government securities  $  16,768,000  $  17,324,000  $  18,399,000  $ 18,101,000
  State and municipal securities           6,925,000      7,065,000      4,956,000     4,561,000
  Foreign government securities            1,709,000      1,732,000        455,000       431,000
  Corporate securities                    47,669,000     48,524,000     30,878,000    30,070,000
  Mortgage and asset-backed securities     9,074,000      9,074,000           -             -
  ----------------------------------------------------------------------------------------------
  Total debt securities                   82,145,000     83,719,000     54,688,000    53,163,000
  Equity securities                       48,381,000     42,362,000     12,818,000     7,952,000
  ----------------------------------------------------------------------------------------------
  Total                                $ 130,526,000  $ 126,081,000  $  67,506,000  $ 61,115,000
  Less-classified as current                                961,000                       78,000
  ----------------------------------------------------------------------------------------------
  Classified as long-term                             $ 125,120,000                 $ 61,037,000
  ----------------------------------------------------------------------------------------------

  Gross unrealized gains and (losses) were $3,231,000 and $(7,676,000), respectively, at December 31, 1998 and $289,000 and $(6,680,000),
  respectively, at December 31, 1999.

  Contractual maturities of marketable debt securities at December 31 are as follows:

                                                    1998                          1999
                                      Amortized Cost     Fair Value  Amortized Cost   Fair Value
  ----------------------------------------------------------------------------------------------
  Due in one year or less               $    879,000  $    961,000   $     90,000   $     78,000
  Due after one year through five years   37,517,000    38,362,000     34,144,000     33,694,000
  Due after five years through ten years  22,223,000    22,415,000     11,653,000     11,200,000
  Due after ten years                     21,526,000    21,981,000      8,801,000      8,191,000
  ----------------------------------------------------------------------------------------------
  Total debt securities                 $ 82,145,000  $ 83,719,000   $ 54,688,000   $ 53,163,000
  ----------------------------------------------------------------------------------------------


  Gross realized gains and (losses) on sales or maturities of marketable securities were $1,857,000 and $(1,186,000), respectively, for the year ended December 31, 1997, $5,717,000 and $(2,289,000), respectively, for the year  ended  December  31, 1998  and  $1,564,000  and  $(5,510,000)
  respectively, for the year ended December 31, 1999.

  Included in other long-term investments on the consolidated balance sheet at December 31, 1997 was a $12,561,000 investment in a limited partnership which, in turn, invests in a variety of marketable securities. The investment was accounted for on the cost basis because the Company owned less than 5% of the limited partnership's assets and had no influence on the general partner's investment decisions. The general partner reported to the Company that its cumulative share of the unrealized gain in the investment assets, before any applicable income taxes, was $3,083,000 at December 31, 1997. This investment was liquidated in 1998. The Company received $14,797,000 in proceeds from the sale of which $1,666,000 was received in 1999 and included in interest income.

  Included in other long-term investments at December 31, 1997, 1998 and 1999 is an investment in a limited partnership which invests in equipment which is leased to third parties. The investment is accounted for on the equity method since the Company owns between 20% and 25% of each particular tranche of the limited partnership. The total investment in this limited partnership was $21,015,000 at December 31, 1998 and $28,218,000 at December 31, 1999 including $6,667,000 invested during 1999. The Company's proportionate share of the partnership's income was $733,000 in 1997, $1,222,000 in 1998 and $1,605,000 in 1999,
  and is included in interest income.

  4. Reinsurance:

  On October 1, 1996, in anticipation of the Company's acquisition, Loyalty entered into a reinsurance agreement whereby it ceded 100 percent of its life insurance and annuity contracts in force ("pre-acquisition business") to a former affiliate, National Farmers. Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty which relate to pre-acquisition business are transferred to National Farmers. Additionally, the cash and investments transferred by Loyalty to National Farmers which support ceded insurance liabilities are held in escrow for the benefit of Loyalty's policy holders. Premiums and policy benefits, which are not material in amount, are ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Loyalty is currently seeking approvals from the insurance regulators and policy holders of each state, as necessary, which would result in the legal replacement of Loyalty by National Farmers. Such approvals would release Loyalty from future liability for its pre-acquisition business and result in the removal of such policy liabilities from the Company's consolidated balance sheets. The Company anticipates that it will take several years to receive the remainder of these approvals.

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

    Years Ended December 31,
                                     1997           1998         1999
    ---------------------------------------------------------------------
    Life and health premiums and contract charges:

    Direct                        $18,470,000    $28,384,000  $15,588,000
    Assumed                         2,241,000      2,093,000    1,483,000
    Ceded                          (9,963,000)   (11,486,000)  (9,398,000)
    ---------------------------------------------------------------------
    Net                           $10,748,000    $18,991,000  $ 7,673,000
    ---------------------------------------------------------------------

  The recoverable amounts at December 31, 1999 include $50,810,000 estimated by the Company with respect to ceded unpaid losses (including claims incurred but not reported) which are not billable until the losses are paid. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, the amount ultimately recoverable may vary from amounts currently recorded.

  5. Accrued Expenses:

  Accrued expenses at December 31, 1998 include approximately $15,303,000 for merger-related restructuring expenses; $5,728,000 for accrued salaries, wages and benefits; and $1,961,000 for insurance accruals. Accrued expenses at December 31, 1999 include approximately $5,149,000 for merger-related restructuring expenses; $10,355,000 for accrued salaries, wages and benefits; and $3,703,000 for insurance accruals.

  6. Long-Term Obligations:

  On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate the acquisition of FHC. In August 1997, the Agreement was amended to increase available borrowings to $350 million. As of December 31, 1999, $240 million was outstanding under the Agreement. The revolving credit facility is due on June 30, 2002. The Agreement provides for interest at the LIBOR rate adjusted for the ratio of outstanding debt to earnings before interest, taxes, depreciation and amortization. As of December 31, 1999, the interest rate was approximately 6.5% per annum. The credit facility also has a compensating fee arrangement calculated at approximately .2% per annum of the unused balance.

  The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on investments, dividend payments and incurrence of additional indebtedness. At December 31, 1999, $350,000,000 was available for dividend distributions under these provisions.

  7.  Income Taxes:

  Components of the provision for income taxes are as follows:

                                           Years Ended December 31,
                                   1997            1998            1999
  -------------------------------------------------------------------------
  Current provision:
    Federal                    $ 44,582,000    $ 36,717,000    $ 27,667,000
    State                         9,875,000       7,065,000       5,349,000
  -------------------------------------------------------------------------
                                 54,457,000      43,782,000      33,016,000
  -------------------------------------------------------------------------
  Deferred provision:
    Federal                       2,901,000      12,135,000      11,515,000
    State                         1,134,000       2,802,000       2,687,000
  -------------------------------------------------------------------------
                                  4,035,000      14,937,000      14,202,000
  -------------------------------------------------------------------------
  Provision for income taxes  $  58,492,000    $ 58,719,000    $ 47,218,000
  -------------------------------------------------------------------------

  Deferred tax assets and (liabilities) comprise the following, as of December 31, 1998 and 1999:

                                                   1998            1999
  -------------------------------------------------------------------------
  Current assets:
    Purchase accounting reserves              $   6,100,000   $   2,061,000
    Revenue adjustments                           3,681,000       2,853,000
    Allowance for doubtful accounts               4,460,000       4,340,000
    Vacation accrual                              2,414,000       2,752,000
    Other, net                                    1,760,000       2,919,000
  -------------------------------------------------------------------------
  Total current assets                           18,415,000      14,925,000
  -------------------------------------------------------------------------
  Non-current assets (liabilities):
    Depreciation                                  8,584,000       3,200,000
    Intangible assets                             1,998,000       1,668,000
    Tax benefit of limited
       partnership investment                   (19,623,000)    (29,426,000)
    Market value adjustment                       1,974,000       2,538,000
    Other, net                                       15,000       1,714,000
  -------------------------------------------------------------------------
  Total non-current liabilities                  (7,052,000)    (20,306,000)
  -------------------------------------------------------------------------
  Net deferred tax assets (liabilities)       $  11,363,000   $  (5,381,000)
  -------------------------------------------------------------------------

  Income tax benefits associated with the exercise of stock options were $3,936,000 in 1997, $5,787,000 in 1998 and $1,087,000 in 1999. Such
  amounts are credited to additional paid-in-capital.

                                           Years Ended December 31,
                                     1997            1998            1999
  -------------------------------------------------------------------------
  Provision for income taxes at
    federal statutory rate       $ 22,948,000   $ 51,353,000   $ 40,780,000
  State taxes, net of federal
    benefit                         3,410,000      7,336,000      5,584,000
  Expenses not deductible for
    income tax purposes            33,796,000      1,109,000      1,269,000
  Non-taxable interest income
    and dividends                  (1,662,000)    (1,079,000)      (415,000)
  -------------------------------------------------------------------------
  Provision for income taxes     $ 58,492,000   $ 58,719,000   $ 47,218,000
  -------------------------------------------------------------------------

  8. Employment Agreements:

  The Company has employment agreements which expire between 2001 and 2002 with certain officers and key employees. The agreements provide for, among other things, annual base salaries aggregating $3,393,000 plus additional incentive compensation. The incentive compensation is partially at the discretion of the Board of Directors. The Company recorded incentive compensation to certain key officers and employees in the aggregate amount $1,050,000 in 1997 and $471,000 in 1998. No incentive compensation was recorded in 1999.

  9. Stockholders' Equity:

  Employee stock purchase plan: The Company maintains an Employee Stock Purchase Plan which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e., February 28 and August 31 of each year) at a purchase price which is 85% of the closing sale price of the shares as quoted on Nasdaq on the first or last day of such purchase period, whichever is lower. A maximum of 2,000,000 shares has been authorized for issuance under the plan. As of December 31, 1999, 1,382,000 shares had been issued pursuant to the plan.

  Stock options: The Company maintains an Employee Stock Option Plan which provides for the granting of options to employees and consultants of the Company and its subsidiaries to purchase up to 4,000,000 shares of common stock at a price not less than 85% of fair market value at date of grant. In 1998, the Company adopted a new Employee Stock Option Plan which provides for the granting of additional options to employees and consultants of the Company and its subsidiaries to purchase up to 2,800,000 shares of common stock at a price not less than 85% of fair market value at date of grant. Outstanding options expire between 2000 and 2009 under these option plans. The Company also maintains a Stock Option Plan which provides for the granting of options to purchase 660,000 shares of common stock at fair market value at date of grant, which expire between 2001 and 2009, to non-employee members of its Board of Directors. In 1998, the Company adopted a new Stock Option Plan which provides for the granting of additional options to purchase 200,000 shares of common stock at fair market value at date of grant to non-employee members of its Board of Directors. Options granted under this new plan expire between 2000 and 2009. The Company has also granted options to certain of its employees and members of its Board of Directors under individual option agreements, which expire between 2000 and 2007.

  The following table summarizes changes in common stock under option plans.

                                         Years Ended December 31,
                                1997               1998                1999
--------------------------------------------------------------------------------
                                   Wtd.Avg.          Wtd.Avg.           Wtd.Avg.
                           # of    Exercise   # of   Exercise    # of   Exercise
                          Shares    Price    Shares   Price     Shares   Price
--------------------------------------------------------------------------------
Number of Shares:
Outstanding at beginning
   of the year          3,788,000  $14.01  6,682,000  $18.95   6,049,000  $20.11
Granted                 3,756,000   22.79    845,000   23.26   3,533,000   17.95
Exercised                (706,000   12.42 (1,243,000)  15.14    (352,000)  13.33
Canceled/expired         (156,000)  20.97   (235,000)  24.60    (700,000)  22.66
--------------------------------------------------------------------------------
Outstanding at end
  of the year           6,682,000   18.95  6,049,000   20.11   8,530,000   19.27
--------------------------------------------------------------------------------
Exercisable at
  December 31           2,816,000  $15.86  3,118,000  $18.73   3,859,000 $ 19.60
Available for grant       732,000          3,111,000             268,000
--------------------------------------------------------------------------------

  The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

                           Options Outstanding           Options Exercisable
--------------------------------------------------------------------------------
                                   Wtd. Avg.
                                   Remaining                           Wtd. Avg.
        Range of                  Contractual      Wtd. Avg.            Exercise
    Exercise Price     Shares   Life In Years  Exercise Price   Shares   Price
--------------------------------------------------------------------------------
 $  1.00 to $ 10.00    219,000        3.05         $  7.88     219,000   $  7.88
 $ 10.01 to $ 20.00  3,406,000        5.74           15.56   1,153,000   $ 14.46
 $ 20.01 to $ 30.00  4,905,000        5.58         $ 22.36   2,487,000   $ 23.02

  The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). The following table presents pro forma financial results if compensation cost had been recorded consistent with the provisions of SFAS No. 123:

                                               Years ended December 31,
                                            1997         1998         1999
  ---------------------------------------------------------------------------
  Compensation cost - pretax            $ 5,813,000  $11,923,000  $12,687,000
  Net income                              3,599,000   80,849,000   61,751,000
  Net income per common share - basic           .06         1.31         1.23
  Net income per common share - diluted $       .05  $      1.29  $      1.21

  The weighted average fair values at date of grant for options granted during 1997, 1998 and 1999 were $8.21, $9.11 and $7.51, respectively, and were estimated using the Black-Scholes option pricing model with the following assumptions:

                                       Years ended December 31,
                                  1997            1998             1999
  -----------------------------------------------------------------------
  Risk-free interest rate         6.27%           4.85%             5.08%
  Dividend yield                   -               -                 -
  Expected volatility            29.57%          34.03%            47.21%
  Expected life in years         1 to 9          1 to 8            1 to 5

  Treasury stock: The Company's Board of Directors has approved the repurchase of up to 30 million shares of the Company's outstanding common stock. Purchases may be made from time to time depending on market conditions and other relevant factors. The Company had approximately 7.0 million shares available for repurchase under its repurchase authorizations as of December 31, 1999. During 1997, the Company purchased 4,273,000 shares of its outstanding common stock in the open market for a total cost of $100,802,000. During 1998, the Company purchased 9,983,000 shares of its outstanding common stock on the open market for a total cost of approximately $184,919,000 or an average price of $18.52 (of which $25,000,000 was payable on December 31, 1998). During 1999, the Company purchased 5,324,000 shares of its outstanding common stock in the open market for a total cost of $100,185,000. The stock purchased was recorded as treasury stock, at cost, and is available for general corporate purposes. In connection with the exercise of options to purchase 850,000 shares of common stock during 1998, a certain employee paid the exercise price by delivering to the Company approximately 492,000 shares of previously owned stock. These shares were also recorded as treasury stock, at cost, and are available for general corporate purposes.

  In connection with its stock repurchase program, at December 31, 1999, the Company had outstanding put options which obligate the Company, at the election of the option holders, to repurchase up to 1,500,000 shares of common stock at prices ranging from $20.50 to $21.00 per share. The outstanding options expire at various dates from March 15, 2000 to May 17, 2000. During 1998, 1,300,000 shares were put to the Company at a total cost of $30,675,000. During 1999, 977,000 shares were put to the Company at a total cost of $22,892,000. These shares were recorded as treasury stock, at cost, and are available for general corporate purposes. In addition, during 1998, the Company settled 200,000 puts by delivering $1,763,000 in cash to the option holders. In 1999, the Company settled 573,000 puts by delivering $4,429,000 in cash to the option holders.

  Employee benefit plan: The Company maintains a Savings and Investment Plan which allows eligible employees to allocate up to 15% of their salary, through payroll deductions, among various mutual funds. The Company matches 75% of the employee's contribution, up to 6% of his or her salary. The cost of this plan (net of forfeitures) was $2,874,000 in 1997, $3,970,000 in 1998 and $3,708,000 in 1999.

  10. Commitments and Contingencies:

  Litigation: The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings which constitute litigation incidental to the business of the Company and its subsidiaries. In the opinion of the Company's management, only one matter is potentially material to the business or the financial condition of the Company. On August 6, 1998, amended counterclaims were asserted against the Company in a lawsuit pending in the United States District Court for the Northern District of Illinois. The Company had initiated a lawsuit against United Payors and United Providers ("UP & UP"), a network of hospital and other medical providers, on April 26, 1996 asserting claims for trademark infringement, false advertising and state law claims for deceptive trade practices, fraud and deceptive business practices and for intentional interference with contracts. At this time, the Company alleges that UP & UP has employed and continues to employ false and misleading statements and practices concerning the nature of its own services and relationships with payor clients, as well as the nature of the Company's services and relationships with its payor clients, among other related subjects. Specifically, the Company alleges that UP & UP misled hospitals to believe that the benefits of joining UP & UP's network would principally include the likelihood of an increased market share of patient visits by mandatory commitments from UP & UP's payor clients to implement financial incentives and to otherwise influence its clients' covered beneficiaries to select a provider in UP & UP's network. The Company further alleges that UP & UP representatives made false representations claiming an affiliation or association with the Company's own proprietary network, The AFFORDABLE[R] Medical Networks. The Company seeks injunctive and other relief based on this conduct, including damages for interference with a client relationship.

  In answering the Company's lawsuit, UP & UP denied the allegations and asserted defenses. UP & UP has amended its counterclaims and remedies including damages for alleged "false advertising" by the Company, unfair competition and deceptive trade practices and commercial disparagement.

  The Company replied to UP & UP's counterclaims denying the allegations, and asserting defenses. The discovery phase of the litigation is over and the parties have filed various motions for full and partial relief on many of the claims and counterclaims. The Company is prosecuting and defending its interests vigorously. At this time, the Company does not believe that the counterclaims will have a material adverse effect on the Company's financial position or future operating results.

  Leases: The Company leases office facilities under leases through 2009. At December 31, 1999, future minimum annual rental commitments under these leases were as follows:

   Years Ending December 31,Amount
   -------------------------------------
   2000                    $   8,499,000
   2001                        6,001,000
   2002                        4,429,000
   2003                        3,391,000
   2004                        3,307,000
   Thereafter                 14,595,000
   -------------------------------------
   Total                   $  40,222,000
   -------------------------------------

  Total rent expense, recognized under the straight-line method, was $5,264,000 in 1997, $7,908,000 in 1998 and $7,336,000 in 1999.
  Agreement with EDS: The Company has an agreement (the "EDS Agreement") with Electronic Data Systems Corporation ("EDS"), primarily for the purpose of developing and jointly marketing medical and administrative cost management services to workers' compensation payers. The initial term of the EDS Agreement was to January 1, 2005, and has been extended to at least 2010. EDS provides data processing, electronic claims transmission and marketing support services to the Company. Fees paid by the Company to EDS for its medical cost management services is based upon the greater of a specified minimum annual payment ($1,875,000 subject to adjustments computed from changes in the Consumer Price Index), or a percentage of savings method. EDS processes all of the workers' compensation fee schedule claims for the Company. Although there are other data processing service organizations available, a loss of EDS's services would adversely affect the operating results of the Company's fee schedule service business.

  11. Major Customers:

  During 1997, 1998 and 1999, the Company had no customers which individually accounted for 10% or more of revenues.

  12. Derivative Financial Instruments:

  The use of derivatives by the Company has not been material although they have been used to reduce interest rate risks, potentially increase the return on invested funds and manage the cost of common stock repurchase programs. During 1997 through 1998, the Company had invested $12,561,000 in a limited partnership fund which used long and short positions, leverage, and certain derivative securities to manage portfolio and interest rate risk. The investment was accounted for on the cost basis as the Company owned less than 5% of the assets of the limited partnership. The investment was liquidated in 1998 for $14,797,000 of which $1,666,000 was received in 1999. Investments in derivative financial instruments are approved by either the Audit Committee or the Board of Directors of the Company.

  13. Quarterly Financial Data (Unaudited):

  The following is a summary of unaudited results of operations (amounts in thousands except per share data) for the years ended December 31, 1998 and 1999.

                                       Year Ended December 31, 1998
                                 First     Second       Third       Fourth
                                Quarter    Quarter     Quarter      Quarter
  --------------------------------------------------------------------------
  Revenue                     $ 127,758   $ 126,742   $ 125,962    $ 122,615
  Net income                  $  23,103   $  23,322   $  22,250    $  19,328
  Net income per common
    share - basic             $     .36   $     .37   $     .36    $     .33
  Weighted average shares
    outstanding - basic          63,710      63,095      62,468       58,075
  Net income per common
    share- diluted            $     .36   $     .36   $     .35    $     .33
  Weighted average shares
    outstanding - diluted        64,884      64,195      63,573       58,552
  --------------------------------------------------------------------------

                                       Year Ended December 31, 1999
                                 First     Second       Third       Fourth
                                Quarter    Quarter     Quarter      Quarter
  --------------------------------------------------------------------------
  Revenue                     $ 117,361   $ 115,430   $ 113,421    $ 112,281
  Net income                  $  17,580   $  16,950   $  17,149    $  17,618
  Net income per common
    share - basic             $     .33   $     .34   $     .35    $     .37
  Weighted average shares
    outstanding - basic          52,752      50,426      49,599       48,042
  Net income per common
    share - diluted           $     .33   $     .33   $     .34    $     .36
  Weighted average shares
    outstanding - diluted        53,108      50,787      50,388       49,321
  --------------------------------------------------------------------------

  A Representative Listing of Our Distinguished Clients

  Academy of General Dentistry              Borma - City of Willard
  Advanced Drainage Systems Inc.            Brunswick Hospital
  Adventist Health Systems West             Burger King Corporation
  Agilent Technologies, Inc.                Butler International
  AIG Claim Services, Inc.
  Alabama Department of Mental Health       C.P. Distribution, Inc.
  and Mental Retardation                    Cablevision
  Alameda County Schools Insurance Group    Care Cab
  Alaska Division of Medical Assistance     Carlson Restaurants Worldwide
  Albertson's, Inc.                         Caterpillar Inc.
  Alliance Health Benefit Plan              CCC Information Services, Inc.
  Amalgamated Life Insurance Co.            CDK Contracting
  American Association of Christian         Celotex Corporation
  Schools                                   Central Parking System, Inc.
  American Association of Orthodontists     Central States Insurance Company
  American Banknote                         Centris Risk Management
  American Bar Insurance                    Cerner Corporation
  American Cellular Corp.                   Chyron Corporation
  American Chiropractic Association         Citizens Insurance Company of America
  American Compensation                     Clare Rose
  Insurance Company                         Clear Channel Communications, Inc.
  American Contractors Insurance Group      CMC Steel Group
  American Freightways                      CNA Insurance Company/Claims
  American Institute of Architects          Administration Corporation
  American Postal Workers Union             Coastline Distribution, Inc.
  Health Plan                               College of American Pathologists
  American Psychological Association        Colonial Group International, LTD
  American Society of Civil Engineers       Colorado Department of
  American Society of Petroleum Geologists  Health Care Policy and Financing
  American Technical Ceramics Corp.         Command Security
  American Veterinary Medical               Commercial Envelope
  Association, GHLIT                        ConAgra, Inc.
  Amoco Fabrics and Fibers Company,         Consolidated Stores Inc.
  A Business Unit of BP Amoco               Continental Material
  ARAMARK Uniform                           Crawford & Company
  and Career Apparel, Inc.
  Arbitrade Holdings                        Dairy Farmers of America
  Archdiocese of Chicago                    Dakotas and Western Minnesota Electrical
  Arkansas Department of Human Services     Industry Health and Welfare Fund
  Arthur J. Gallagher & Co.                 Danisco US, Inc.
  Associated Food Stores, Inc.              Dayton Area Health Plan
  Association Group Insurance Trust         Delphi Automotive Systems
  Aurora East School District #131          Desco Corporation
  Aurora Health Care                        Deseret Mutual Benefit Administrators
  Automotive Investment Group               Designtex Fabrics, Inc.
                                            DHL Airways, Inc.
  Bay Area Schools                          Diamond Auto Glass Works
  Insurance Cooperative Trust               Discovery Health
  Benchmark Management Company              District of Columbia
  Benefit Administrative Systems            Medical Assistance Administration
  Berkley Risk Administrators Co., Inc.     Dow Corning Corporation
  BEST Life Assurance Company               Dynatech
  Bethpage Federal Credit Union
                                            Eagle Insurance Group
  Blue Cross and Blue Shield                Eastern Alloy's, Inc.
  of North Carolina                         Eaton Corporation
  Blue Cross and Blue Shield of Tennessee   EBC-Edmond Lindop School District #92
  Blue Cross of Northeastern Pennsylvania   EBC-Lisle School Dist. #202
  Boilermakers National                     EBC-Marquardt School Dist. #15
  Health & Welfare Fund                     EBC-River Forest School District #90
  Borma - City of Harrison                  Educators Mutual Life
  Borma - City of Sandusky

  Electronic Data Systems                   Interstate Hotels Corp.
  Engineering & Scientific Association      IPRO
  Accident and Health Insurance Trust       Isle of Capri Casinos, Inc.
  Entergy Services Inc.
                                            J.D. Edwards & Company
  FCCI Insurance Group                      Jenkins & Gilchrist
  Festo Corporation                         Jockey International, Inc.
  Fidelity National Title Insurance
  Company                                   Kathpal Technologies
  Fine Host                                 Kemper National Services
  Fireman's Fund Insurance Company          Kentucky Department of Medical Services
  First Health                              Keystone Foods
  Florida Office of                         Koch Industries, Inc.
  Medicaid Program Development              Krispy Kreme Doughnut Corporation
  Friends Academy
                                            Labor Ready, Inc.
  Gallagher Bassett Services, Inc.          Laborers Health and Welfare Trust Fund
  Gallagher Benefit Administrators, Inc.    for Southern California
  Gemaire Distributing Inc.                 Laborers International Union of
  Gencor Industries, Inc.                   North America Local 231 Welfare Fund
  General Motors Corporation                Land O Frost
  General Scientific Corporation            Les Schwab Independent Member Dealers
  Genex Services, Inc.                      Les Schwab Tire Centers
  Georgia Department of Medical Assistance  Levitz Furniture Corporation
  Georgia Department of Mental Health       Liberty Mutual Group
  and Mental Retardation                    Liberty Northwest Companies
  Georgia Department of Mental Health,      Life University (formerly Life College)
  Mental Retardation, & Substance Abuse     Lincoln Automotive
  Geraghty & Miller, Inc.                   Lincoln Industrial
  Getz Brothers and Company Incorporated    Lincolnway Area Affiliation of
  GFT (USA) Corp.                           Participating School Districts
  Global                                    Line Construction Benefit Fund
  Gold Coast Joint Benefits Trust           Litton/Ingalls Shipbuilding, Inc.
  Grand Court Lifestyles, Inc.              Local 25, S.E.I.U. Welfare Fund
  Great Lakes Dredge & Dock Company         Los Angeles County
  Greenway Electric, Inc.                   Community Health Plan
  Grimes Aerospace Company                  Lumbermen's Underwriting Alliance
  Grinnell Mutual Reinsurance Company       Lynch Management Forum

  H. Stern Jewelers                         Majestic Insurance Company
  Hardee's Food System, Inc.                Marchon
  Harrington Benefit Services               Maryland Department of
  Harrington Services Corporation           Health and Mental Hygiene
  Health Management Associates, Inc.        Massachusetts Bar Association
  Health Midwest                            Masters, Mates and Pilots
  Health Plan of San Joaquin                Health and Benefit Plan
  Helmsman Management Services, Inc.        McDermott, Will & Emery
  Hewitt, Coleman and Associates, Inc.      McDonald's Corporation
  Hewlett-Packard Company                   McGean-Rohco, Inc.
  Homestead House Inc.                      Medical Mutual of Ohio
  Hotel/Motel Associates, Inc.              Mendocino Coast District Hospital
  Hyatt Hotels Corporation                  Metromedia Restaurant Group
                                            Milwaukee Painters Local 781 Health Fund
  Illinois County Risk Management Trust     Mission Plus
  Indiana Conference of Teamsters           Missouri Consolidated Health Care Plan
  Health & Welfare Fund                     Missouri Division of Medical Services
  Indy Plus                                 Missouri State Colleges and Universities
  Ingram Industries                         Group Insurance Consortium, Inc.
  Inland Empire Health Plan                 Missouri State Medical Association
  Inland Truck Parts Company                Modern Italian Bakery
  International Medical Group               Morton College
  International Mission Board               Mueller Industries
  Interra Reinsurance


  Musicland Group, Inc.                     RIMS
                                            Rival Company
  N.Y. Annual Conference of the             Rockline Industries, Inc.
  United Methodist Church                   Rosenbluth International, Inc.
  Nalco Chemical Company                    Roundy's, Inc.
  National Association of                   RxCare of Tennessee
  Letter Carriers Health Benefit Plan       Ryan International Airlines
  National Casualty Company
  National League of Postmasters            Safeco Insurance Company
  of the United States                      Samuel Bingham Company
  National Telephone Cooperative            Santa Clara Family Health Plan
  Association                               SCI Management Corporation
  National Travelers Life                   Seasonal Concepts
  National-Standard Company                 SEIU Local #25 Welfare Fund
  Nebraska Department of Public             Select Providers, Inc.
  Institutions                              Sentry Insurance
  Nebraska Department of Social Services    Service Management Corp.
  NECA-IBEW Florida Benefit Fund            Services Group of America
  Network Multi-Family Security             Shell Oil
  New Jersey Division of Medical            Shippers Transport
  Assistance and Health Services            Sound Enhancements
  New York Early Intervention Program       South Carolina Health and
  New York Life Insurance Company           Human Services Finance Commission
  New York State EPIC Program               Southern California Dairy Industry
  NMU Pension and Welfare Plan              Security Trust Fund
  North American Health Plans, Inc.         Southern Container
  North Carolina Division                   Special Agents Mutual Benefit
  of Medical Assistance                     Association
  North Dakota Medical Services Division    Spectrum Managed Care
                                            St. Francis Preparatory School
  Ohio Department of Human Services,        State Farm Insurance Companies
  Bureau of Medicaid Policy                 Sun Healthcare Group, Inc.
  Ohio Medicaid Behavioral Health           Swift Newspapers
  Oregon Office of                          Swifty Serve Corporation
  Medical Assistance Programs
  Outside Electrical Welfare Fund           T C Industries
  Owen Industries, Inc.                     Tandy Corporation
  Oxford Health Plans, Inc.                 Teamsters Joint Council No. 83 of
                                            Virginia Health and Welfare Fund
  PACE Industry Health and Welfare Fund     Teamsters Miscellaneous
  Pacific Atlantic Administrators           Security Trust Fund
  PacifiCare Life & Health Insurance Co.    Telex Communications, Inc.
  PacificSource Health Plans                Tennessee Division of
  Pall Corporation                          Mental Health Services
  Pennsylvania PACE Program                 Tennessee TennCare Bureau
  PEP of Matagorda                          Texas Instruments Employees
  Performance Bankers                       Health Benefit Trust
  Pictorial Offset Corporation              Texwipe
  Pinnacle Broadcasting Company             The American College of Surgeons
  Placer County                             Insurance Trust
  PRC, Inc.                                 The American Jewish Committee
  Progressive Casualty Insurance Company    The Cretex Companies, Inc.
                                            The Episcopal Church Medical Trust
  Quoizel                                   The Hanover Insurance Company
                                            The Hartford
  RaceTrac Petroleum, Inc.                  The Marmon Group, Inc.
  Rallye Motors, Inc.                       The NPD GROUP
  Raychem Corporation                       The Pillsbury Company
  Real Estate Appraisers                    The PMA Insurance Group
  Rexel, Inc.                               The Quaker Oats Company
  Rhanda Corporation                        The RETA Trust
  Richland Memorial Hospital                The Salvation Army
  Richmond Bakery Workers                   The Sherwin-Williams Company
  Health and Welfare Fund                   The Stony Brook School


  The Stroh Brewery Company
  The Texas Society of
  Certified Public Accountants
  The TPA, Inc.
  The Wilderness Society
  Tishman Realty & Construction Co., Inc.
  TJ International, Inc.
  Tokio Marine Management, Inc.
  Trans Union
  Travelers Property Casualty
  Troy Community Consolidated
  School District 30-C
  TTX Company
  Tyson Foods, Inc.

  U.S. Cable Television Group
  U.S. Home Corporation
  Underwriters Safety & Claims, Inc.
  Union Tank Car Company
  United States Banknote Co.
  Universal Underwriters Group
  USF Dugan, Inc.
  USF Reddaway, Inc.

  Vahl, Inc.
  Viajero International
  Village of Elk Grove Village
  Virginia Department of
  Medical Assistance Services

  Ward North America, Inc.
  Wausau Insurance Companies
  Wecmo Inc.
  Wells Fargo & Company
  Wesleyan Church
  Westbury Transport, Inc.
  White Way Signs
  Willis Administrative Services
  Corporation
  Wilsey Bennett Company
  Wisconsin Health Fund
  Wisconsin UFCW Unions and
  Employers Health Plan
  World Insurance Company
  World Travel Protection Canada Inc.

  Xerxes Corporation


  Board of Directors                        Corporate Officers

  Thomas J. Pritzker                        James C. Smith
  Chairman of the Board, President and CEO  President and Chief Executive Officer
  Hyatt Corporation
  (Diversified real estate and hotel        Daniel S. Brunner
  management company)                       Executive Vice President, Government
                                            Affairs
  Michael J. Boskin, Ph.D.
  Tully M. Friedman Professor of Economics  Mary Anne Carpenter
  and Senior Fellow, Hoover Institution,    Executive Vice President, Service
  Stanford University, Adjunct Scholar,     Products
  American Enterprise Institute and
  Research Associate, National Bureau of    A. Lee Dickerson
  Economic Research                         Executive Vice President, Provider
                                            Networks
  Daniel S. Brunner
  Executive Vice President, Government      Patrick G. Dills
  Affairs                                   Executive Vice President, Sales
  First Health
                                            Susan M. Fleming
  Robert S. Colman                          Vice President, Product Mangement
  Principal
  Colman Partners, llc                      Ronald H. Galowich
  (Merchant banking firm)                   Secretary

  Ronald H. Galowich                        Lottie A. Kurcz
  Chairman                                  Senior Vice President, Strategic
  Madison Group Holdings, Inc.              Business Development
  (Business and real estate development)
                                            Jerry L. Seiler
  Harold S. Handelsman                      Controller
  Senior Vice President, General Counsel,
  Secretary                                 Susan T. Smith, Esq.
  Hyatt Corporation                         Assistant Secretary and General Counsel
  (Diversified real estate and hotel
  management company)                       David R. Studenmund
                                            Vice President, Strategic Planning
  Burton W. Kanter
  Chairman                                  Joseph E. Whitters
  Walnut Capital Corp.                      Vice President, Finance and Chief
  (Private venture capital firm)            Financial Officer

  Don Logan                                 Edward L. Wristen
  Chairman and CEO                          Executive Vice President and Chief
  Time, Inc.                                Operating Officer
  (Diversified publishing and marketing
  company)
                                            Corporate Information
  David E. Simon
  CEO                                       The annual meeting is scheduled
  Simon Property Group                      for May 16, 2000 at the
  (Shopping center development)             Company's corporate headquarters.
                                            Corporate Headquarters
  James C. Smith                            First Health
  President and Chief Executive Officer     3200 Highland Avenue
  First Health                              Downers Grove, Illinois 60515
                                            (630) 737-7900

                                            www.firsthealth.com

  Corporate and Investor Information
  Form 10-K. The Company has filed an
  Annual Report on Form 10-K for the year   Independent Auditors
  ended December 31, 1999 with the          Deloitte & Touche LLP
  Securities and Exchange Commission.       Chicago, Illinois
  Stockholders may obtain a copy of this
  report, without charge, by writing:       Corporate Counsel
  Joseph E. Whitters, Chief Financial       Neal, Gerber & Eisenberg
  Officer, First Health Group Corp., 3200   Chicago, Illinois
  Highland Avenue, Downers Grove, IL
  60515.                                    Transfer Agent & Registrar
  Common Stock. First Health Group Corp.    The LaSalle National Bank of Chicago
  common stock is quoted on the Nasdaq      Chicago, Illinois
  National Market under the symbol FHCC.
  The following tables show the quarterly
  range of high and low sales prices of
  the common stock during the calendar
  periods indicated:

                      High       Low
  1998
  First Quarter     $ 28.00    $ 22.625
  Second Quarter      30.875     27.00
  Third Quarter       30.125     19.125
  Fourth Quarter      24.5625    13.625
  1999
  First Quarter     $ 17.1875  $ 13.625
  Second Quarter      21.75      14.5625
  Third Quarter       23.875     19.625
  Fourth Quarter      27.6875    20.75
  2000
  Through March 9   $ 30.875   $ 21.50

  As of March 9, 2000, the Company had
  850 stockholders of record.
                                            [C]  2000 First Health Group Corp. All
  Dividend Policy. The Company has not      rights reserved. Reproduction without
  paid any dividends on its common stock    permission is prohibited. First
  and expects that its earnings will        Health[R] and AFFORDABLE[R] are
  continue to be retained for use in the    registered service marks of First Health
  operation and expansion of its business.  Group Corp.