Form 10-K, Exhibit 13
period 2000-12-31
FIRST HEALTH GROUP CORP
filed 2001-03-22
CIK 812910

EXHIBIT 13

  Selected Financial Data
  -----------------------
                                                 Years Ended December 31,
  (in thousands except per share data)    1996(1)  1997(2)     1998      1999    2000
  -------------------------------------------------------------------------------------
  Statement of operations data:
  -------------------------------------------------------------------------------------
  Revenues                             $247,804  $388,975  $503,077  $458,493  $506,741
  -------------------------------------------------------------------------------------
  Operating expenses:
     Cost of services                    72,284   154,513   228,108   215,480   225,783
     Selling and marketing               29,148    42,376    49,574    45,588    48,377
     General and administrative          13,745    29,204    42,724    36,549    34,201
     Health care benefits                 5,479     8,870    18,542     6,192    13,044
     In-process research and
      development                             -    80,000         -         -         -
     Depreciation and amortization       12,334    17,185    25,235    29,445    38,389
     Interest income                    (13,581)  (15,013)  (20,470)   (6,293)   (6,639)
     Interest expense                         -     6,273    12,642    15,017    14,731
  -------------------------------------------------------------------------------------
  Total operating expenses              119,409   323,408   356,355   341,978   367,886
  -------------------------------------------------------------------------------------
  Income before income taxes            128,395    65,567   146,722   116,515   138,855
  Income taxes                          (49,400)  (58,492)  (58,719)  (47,218)  (56,236)
  -------------------------------------------------------------------------------------
  Net income                           $ 78,995  $  7,075  $ 88,003  $ 69,297  $ 82,619
  -------------------------------------------------------------------------------------
  Weighted average shares
   outstanding-basic(3)                  68,886    65,048    61,670    50,270    47,849

  Net income per common
   share-basic (3)                     $   1.15  $    .11  $   1.43  $   1.38  $   1.73
  -------------------------------------------------------------------------------------
  Weighted average shares
  outstanding-diluted (3)                70,488    66,832    62,658    51,003    49,870

  Net income per common
   share-diluted (3)                   $   1.12  $    .11  $   1.40  $   1.36  $   1.66
  -------------------------------------------------------------------------------------
  Balance sheet data:
  -------------------------------------------------------------------------------------
     Cash and investments              $265,897  $286,167  $199,776  $128,596  $127,582

     Working capital                    167,544    80,524    15,409    31,425    40,270

     Total assets                       360,546   707,878   557,879   488,734   491,596

     Total liabilities
       (excluding debt)                  37,340   248,271   194,752   162,002   182,683

     Long-term debt                           -   200,000   225,000   240,000   127,500

     Stockholders' equity              $323,206  $259,607  $138,127  $ 86,732  $181,413
  -------------------------------------------------------------------------------------

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

 Management's Discussion and Analysis
 of Financial Condition and Results of Operations

 This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
 Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "could" and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

 Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; the ability to achieve improved operating results that are anticipated with the completion of the consolidation of the commercial claims processing business; shifts in customer demands; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business. In addition, if the Company does not continue to successfully implement new contracts and programs and control healthcare benefit expenses, the Company may not achieve its projected 2001 financial results (discussed below).

 Recent Developments.  On July  1,  1997, the  Company  acquired all  of  the outstanding shares of capital stock of FIRST HEALTH Strategies, Inc. and FIRST HEALTH Services Corporation (collectively "FHC"), excluding the stock of Viable Information Processing Systems, Inc., a wholly-owned subsidiary of FIRST HEALTH Services Corporation, from First Financial Management Corporation and First Data Corporation for a purchase price of approximately $196 million. In connection with the acquisition, which was accounted for as a purchase, the Company recorded a charge to earnings of $80 million for purchased in-process research and development which was not deductible for income tax purposes. In-process research and development relates to the next generation of FHC's claims processing system software which had not yet reached the stage of technological feasibility and had no alternative future use; therefore, the ultimate revenue generating capability of these projects was uncertain. The research and development acquired required additional development efforts, to become commercially viable. Such modifications include the enhancement of various modules to perform claims adjudication, reporting, imaging, and correspondence, and are expected to be substantially completed within the next 6 to 12 months. Management believes the technology will be commercially viable subsequent to these modifications, and such technology will be fully implemented into operations on or about June 2002. Use of this technology is expected to ultimately decrease claims processing costs by up to 20% per claim.

 At the date of acquisition, management estimated the Company would spend approximately $10 million in additional development expenditures over a 2 to 3 year period to make the purchased research and development commercially viable. Total development costs are now expected to approximate $15 million of which approximately $11 million has been expended as of December 31, 2000. The increase in estimated total costs is due to enhancements beyond those originally planned by the Company.


 Results of Operations. The following table presents the Company's sources of revenues and percentages of those revenues represented by certain statement of operations items.

                                        Years Ended December 31,
 --------------------------------------------------------------------------
 Sources of revenue:
   ($ in thousands):        1998      %        1999      %       2000     %
 --------------------------------------------------------------------------
 PPO services            $ 223,328   44     $ 223,143   49    $ 272,196  54
 Claims administration     182,537   36       158,388   35      152,901  30
 Clinical management
   services                 44,094    9        33,768    7       31,715   6
 Fee schedule services      30,981    6        33,062    7       36,848   7
 Premiums, net              18,991    4         7,673    2       12,175   3
 Service                     3,146    1         2,459    -          906   -
 --------------------------------------------------------------------------
 Total                   $ 503,077  100     $ 458,493  100    $ 506,741 100
 --------------------------------------------------------------------------

                                                 Years Ended December 31,
 --------------------------------------------------------------------------
 Percent of revenue:        1998                1999           2000
 --------------------------------------------------------------------------
 Expenses:
   Cost of services           45  %              47  %           45  %
   Selling and marketing      10                 10              10
   General and administrative  8                  8               7
   Health care benefits        4                  1               2
   Depreciation and
     amortization              5                  6               7
   Interest income            (4)                (1)             (1)
   Interest expense            3                  3               3
 --------------------------------------------------------------------------
 Subtotal                     71                 74              73
 --------------------------------------------------------------------------
 Income before income taxes   29                 26              27
 --------------------------------------------------------------------------
 Net income                   17  %              15  %           16  %
 --------------------------------------------------------------------------

 Revenues. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage of savings basis (PPO) or on a predetermined contractual basis (claims administration, fee schedule, pharmacy benefit management and clinical management services). As a result of the Company's insurance company acquisitions, revenues also include premium revenue. Total revenues increased $48,248,000 (11%) from 1999 to 2000 and decreased $44,584,000 (9%) from 1998 to 1999. The increase in revenues from 1999 to 2000 is due primarily to strong growth in PPO revenue (from CNA for the Mailhandlers Benefit Plan along with numerous other clients) and fee schedule revenue which are the Company's most profitable services. The decrease in revenue from 1998 to 1999 was due primarily to the Company's focus on larger multi-sited national employers in the group health area.

 Revenue from PPO services increased from 1998 to 2000 as a result of increased utilization of the PPO network by existing clients, expansion of the PPO network and new client additions such as CNA. Claims administration primarily represents revenue earned from processing claims in client-sponsored health care plans. The decrease from 1998 to 2000 reflects the planned loss of business due to the Company's focus on serving multi-sited, national employers. Revenue from clinical management services decreased from 1998 to 2000 also due to this loss of business. Fee schedule services revenue increased from 1998 to 2000 due to new and expanded contract activity with several existing clients. Premium revenue increased from 1999 to 2000 and decreased from 1998 to 1999. The increase from 1999 to 2000 is due primarily to new stop loss insurance clients. The decrease from 1998 to 1999 was due primarily to this planned loss of several clients as a result of price increases implemented by the Company. The majority of risk-related service revenue stop loss insurance for self-funded ERISA plans. The decrease in this revenue from 1998 to 2000 reflects the planned termination of unprofitable business. Management estimates that the majority of risk-based revenue will be attributable to stop loss insurance for the foreseeable future.

 Cost of  Services.  Cost of  services  consists primarily  of  salaries  and related costs for personnel involved in claims administration, PPO administration, development and expansion, clinical management programs, fee schedule, information technology and other cost management and administrative services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. Cost of services as a percent of revenue increased from 45% in 1998 to 47% in 1999 but decreased to 45% in 2000. The decrease from 1999 to 2000 is due to cost cutting measures the Company initiated in 1999 and continued in 2000. The Company has made significant technology infrastructure investments between 1998 and 2000 which are intended to further improve the efficiency of its operations. Historically, the Company has invested 10% to 12% of revenue in its technology infrastructure and currently expects to continue this level of investment.

 Selling and Marketing. Selling and marketing expenses increased $2,789,000 (6%) from 1999 to 2000 due primarily to the focused national marketing campaign the Company introduced in the first quarter of 2000. Selling and marketing expenses decreased $3,986,000 (8%) from 1998 to 1999 due to the consolidation of FHC sales activities into the traditional Company sales activities. As a percentage of revenues, selling and marketing expenses have remained approximately 10% from 1998 to 2000.

 General and Administrative. General and administrative costs decreased from 8% of revenues in 1998 and 1999 to 7% of revenues in 2000 primarily due to the elimination of duplicate functions within the Company and increased efficiency.

 Health Care Benefits. These expenses represent medical losses incurred by insureds of the Company's insurance entities. The medical loss ratio (healthcare benefits as a percent of premiums) was 98% for 1998, 81% for 1999 and 107% for 2000. The Company's insurance business is small and volatile, so the loss ratio is somewhat unpredictable. The Company has reviewed this book of business and is taking measures to reduce the loss ratio in subsequent years.

 Depreciation and Amortization. These expenses increased from 1998 to 2000 principally as a result of the significant technology infrastructure investments made over the past several years. As a percentage of revenues, these costs increased from 5% in 1998 to 6% in 1999 to 7% in 2000. Depreciation expense will continue to grow primarily as a result of continuing investments the Company is making in its information technology infrastructure.

 Interest Income. The Company invests a significant portion of its available cash in various interest-bearing instruments. The net interest income realized from such investments represented 4% of revenues in 1998, 1% of revenues in 1999 and 1% of revenues in 2000. Interest income decreased substantially in 1999 due to the repurchase of approximately $229 million of the Company's common stock during 1998 and approximately $123 million of Company common stock in 1999. These common stock repurchases resulted in a decrease in the balance of cash equivalents and investments in 1999 compared with 1998. Interest income was comparable between 1999 and 2000 as cash equivalents and investments remained fairly constant.

 Interest Expense. Interest expense represents interest incurred on the revolving credit agreement entered into on July 1, 1997 to finance the FHC acquisition. The floating interest rate incurred was between 6% and 7.5% from 1998 to 2000.

 Income Taxes. Income taxes were provided at an effective rate of 40% in 1998 compared to 40.5% in 1999 and 2000. The higher than statutory rate for the three years includes provisions for state income taxes and expenses that are not deductible for income tax purposes.

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

 Liquidity and Capital Resources. The Company had $40,270,000 of working capital at December 31, 2000 compared to $31,425,000 at December 31, 1999 and $15,409,000 at December 31, 1998. The increase from 1998 to 2000 is due primarily to the timing of common stock repurchases as the Company repurchased $25,000,000 of its common stock at the end of 1998 which it did not do in 1999 or 2000. Otherwise, working capital would be consistent between 1998 and 2000. Total cash and investments of the Company amounted to $127,582,000 at December 31, 2000, $128,596,000 at December 31, 1999 and
 $199,776,000 at December 31, 1998.

 During the three year period ended December 31, 2000, the Company generated $414,323,000 of cash from operating activities. Investment activities used $67,270,000 in cash during 2000 representing net purchases of investments of $4,828,000 and capital expenditures of $62,442,000. Investment activities generated $3,765,000 in cash during 1999 representing net sales of investments of $53,436,000 partially offset by capital expenditures of $49,671,000. Investment activities generated $353,000 in cash during 1998 representing net sales of investments of $52,954,000 partially offset by capital expenditures of $52,428,000. Financing activities used $116,044,000 in cash during 2000 representing $112,500,000 in net reductions of long-term debt and $46,059,000 in purchases of treasury stock partially offset by $40,907,000 in proceeds from the issuance of common stock, $1,228,000 in repayments of loans to employees to finance the exercise of stock options (net of $3,637,000 in loans extended to employees) and $380,000 in sales of put options. Financing activities used $130,477,000 in cash during 1999 representing $148,077,000 in purchases of treasury stock (of which $125,185,000 was purchased on the open market including $25,000,000 payable at December 31, 1998 with the balance being purchased through the exercise of put options for common stock), $4,429,000 in exercises of put options for cash and $2,859,000 in loans to employees to finance the exercise of stock options (net of $180,000 in repayments of loans) partially offset by $15,000,000 in net proceeds from the issuance of long-term debt, $6,632,000 in proceeds from issuance of common stock and $3,256,000 in sales of put options. Financing activities used $158,948,000 in cash during 1998 representing $190,594,000 in purchases of treasury stock (of which $159,919,000 was purchased on the open market with the balance being purchased through the exercise of put options for common stock) partially offset by $25,000,000 in proceeds from the issuance of long-term debt and $7,269,000 in proceeds from the issuance of common stock.

 On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate the acquisition of FHC. In August 1997, the Agreement was amended to increase available borrowings to $350 million. As of December 31, 2000, $127.5 million was outstanding under the Agreement.

 The Company  believes  that  its  working  capital,  long-term  investments, amounts available under the Agreement and cash generated from future operations will be sufficient to fund the Company's operations and anticipated expansion plans.

 Market Risk. Market risk is the risk that the Company will incur losses due to adverse changes in interest rates and prices. The Company's market risk exposure is limited to the $60,257,000 and $61,115,000 of marketable securities owned by the Company at December 31, 2000 and 1999, respectively, and the $127,500,000 and $240,000,000 of variable rate debt held by the Company at December 31, 2000 and 1999, respectively. The Company does not hold any market risk sensitive instruments for trading purposes. The Company has established policies and procedures to manage sensitivity to interest rate and market risk. These procedures include the monitoring of the Company's level of exposure to each market risk and the use of derivative financial instruments to reduce risk.

 The Company's  marketable  equity  and debt  securities  are  classified  as available for sale and are recorded in the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of other comprehensive income(loss) in stockholders' equity, net of applicable deferred taxes. As of December 31, 2000, the fair value of the Company's marketable securities was $60,257,000, consisting of $52,893,000 invested in debt securities and $7,364,000 invested in equity securities. As of December 31, 1999, the fair value of the Company's marketable securities was $61,115,000, consisting of $53,163,000 invested in debt securities and $7,952,000 invested in equity securities. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities, including derivative financial instruments. Assuming a hypothetical 20% increase in interest rates as of December 31, 2000, the estimated reduction in future earnings, net of tax, would be less than $1.0 million. Assuming the same 20% increase in interest rates as of December 31, 1999, the estimated reduction in future earnings, net of tax, would also have been less than $1.0 million. Equity price risk arises when the Company could incur economic losses due to adverse changes in a particular stock index or price. The Company's investments in equity securities are exposed to equity price risk and the fair value of the portfolio is correlated to the S&P 500. At December 31, 2000, management estimates that an immediate 10% decrease in the S&P 500 would result in a decrease in the fair value of its equity securities of less than $1.0 million. Management estimated that a 10% decrease in the S&P 500 at December 31, 1999 would have affected the fair value of its equity securities by less than $1.0 million.

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

 2001 Outlook. The Company currently anticipates that its earnings per share ("EPS") in 2001 will grow in the high teen area with revenue growth of approximately 10%. The Company currently estimates revenue in 2001 of approximately $560 million and EPS of $1.95.

 Revenue growth will be led by the PPO business which is expected to grow in the mid teen area. It is currently anticipated that the claims administration business will grow in the low double digits area and that fee schedule revenue will either be flat or slightly decline due to a loss of business from General Motors.

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

 HIPAA Administrative Simplification. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") directs the Department of Health and Human Services ("HHS") to issue regulations setting standards for the electronic exchange of health care claims information among health care providers, payers, and plans ("EDI"), as well as security for the exchange of information via the internet ("E-Commerce"). This directive is commonly referred to as "HIPAA Administrative Simplification". HHS has issued its first final rule with an implementation date of October 16, 2002 ("First Final Rule"). The Company is in the process of reviewing its readiness to implement the First Final Rule and anticipated future rules.

 The Company has instituted a corporate HIPAA Administrative Simplification Committee and Workgroup to identify processes, systems or policies that will require modification and to implement appropriate remediation and contingency plans to avoid any adverse impact on its ability to perform services in accordance with the applicable standards. The Company will also be communicating with significant third-party business partners to assess their readiness and the extent to which the Company will need to modify its relationship with these third parties when conducting EDI or E-commerce.

 The cost for this compliance effort has not been determined, but it is expected that the cost will not be material and that portions of the expenses are already included in the Company's current EDI and E-Commerce initiatives. However, there can be no guarantee that the costs will not materially differ from those anticipated or that the Company will not be materially impacted. Additionally, the Company expects to receive reimbursement directly from a number of its clients due to the nature of the contractual arrangement with these entities.

 Year 2000 Matters. The Company has not experienced any material adverse impact on its operations or in its relationships with customers, vendors or others as a result of Y2K issues. The Company did not incur any material Y2K costs during the twelve months ended December 31, 2000, nor does it expect to incur any material Y2K costs going forward.

 New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 ("SFAS No. 133"), Accounting For Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. This statement is effective for the Company beginning January 1, 2001. The Company has prepared an inventory of derivative instruments and has determined that SFAS No. 133 will not have a material effect on its results of operations and financial position.

 Legal Proceedings. The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings which constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's (the "District") Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, has acted as the program's fiscal agent intermediary for 20 years. The OIG report included allegations that from 1993 to 1996 Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the claim or the investigation will have a material adverse affect on the Company's business or financial condition.

 Report of Independent Auditors
 ------------------------------

 Board of Directors and Stockholders,
 First Health Group Corp., Downers Grove, Illinois

 We have audited the consolidated balance sheets of First Health Group Corp. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, of comprehensive income, of cash flows and of stockholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Health Group Corp. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

 Deloitte & Touche LLP
 Chicago, Illinois
 February 19, 2001

 Report by Management
 --------------------

 Management is responsible for the preparation and integrity of the consolidated financial statements and financial comments appearing in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on management's best estimates and judgments. Other financial information presented in the annual report is consistent with the financial statements.

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


 First Health Group Corp.
 Downers Grove, Illinois
 February 19, 2001

 Consolidated Balance Sheets
 ---------------------------
                                                 December 31,
 Assets                                      1999            2000
 -------------------------------------------------------------------
 Current assets:
   Cash and cash equivalents             $ 35,639,000   $ 23,538,000
   Short-term investments                      78,000      2,015,000
   Accounts receivable, less allowances
    for doubtful accounts of $10,844,000
    and $10,811,000, respectively          59,482,000     57,137,000
   Deferred taxes                          14,925,000     16,480,000
   Other current assets                    10,609,000     14,443,000
 -------------------------------------------------------------------
   Total current assets                   120,733,000    113,613,000
 -------------------------------------------------------------------
 Long-term investments:
   Marketable securities                   61,037,000     58,242,000
   Other                                   31,842,000     43,787,000
 -------------------------------------------------------------------
   Total long-term investments             92,879,000    102,029,000
 -------------------------------------------------------------------
 Property and equipment:
   Land, building and improvements         64,765,000     71,135,000
   Computer equipment and software        124,614,000    148,846,000
   Office furniture and equipment          14,235,000     16,597,000
 -------------------------------------------------------------------
                                          203,614,000    236,578,000
   Less accumulated depreciation
     and amortization                     (75,602,000)   (80,861,000)
 -------------------------------------------------------------------
   Total property and equipment, net      128,012,000    155,717,000
 -------------------------------------------------------------------
 Goodwill, less accumulated
   amortization of $8,701,000
   and $12,355,000, respectively           93,629,000     89,975,000
 Reinsurance recoverable                   50,810,000     28,215,000
 Other assets                               2,671,000      2,047,000
 -------------------------------------------------------------------
                                         $488,734,000   $491,596,000
 -------------------------------------------------------------------

                                                 December 31,
 Liabilities and Stockholders' Equity        1999            2000
 -------------------------------------------------------------------
 Current liabilities:
   Accounts payable                      $ 49,507,000   $ 31,727,000
   Accrued expenses                        27,680,000     28,603,000
   Claims reserves                         10,628,000     13,013,000
   Income taxes payable                     1,493,000              -
 -------------------------------------------------------------------
   Total current liabilities               89,308,000     73,343,000
 -------------------------------------------------------------------
 Long-term debt                           240,000,000    127,500,000
 Claims reserves                           50,810,000     28,215,000
 Deferred taxes                            20,306,000     58,621,000
 Other non-current liabilities              1,578,000     22,504,000
 -------------------------------------------------------------------
   Total liabilities                      402,002,000    310,183,000
 -------------------------------------------------------------------
 Commitments and contingencies                  -              -
 Stockholders' equity:
   Preferred stock, par value $1.00;
    authorized 1,000,000 shares;
    none issued                                 -              -
   Common stock, par value $.01;
    authorized 155,000,000 shares;
    issued 76,796,000 and
    79,501,000 shares, respectively           770,000        795,000
   Additional paid-in capital             189,383,000    252,092,000
   Retained earnings                      450,581,000    534,428,000
   Accumulated other comprehensive loss    (4,401,000)    (1,509,000)
   Treasury stock, at cost;
     29,320,000 and 31,298,000
      shares, respectively               (549,601,000)  (604,393,000)
 -------------------------------------------------------------------
   Total stockholders' equity              86,732,000    181,413,000
 -------------------------------------------------------------------
                                         $488,734,000   $491,596,000
 -------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

  Consolidated Statements of Operations
  -------------------------------------
                                                Years Ended December 31,
                                           1998           1999          2000
  -----------------------------------------------------------------------------
  Revenues                            $503,077,000   $458,493,000  $506,741,000

  Operating expenses:

   Cost of services                    228,108,000    215,480,000   225,783,000
   Selling and marketing                49,574,000     45,588,000    48,377,000
   General and administrative           42,724,000     36,549,000    34,201,000
   Health care benefits                 18,542,000      6,192,000    13,044,000
   Depreciation and amortization        25,235,000     29,445,000    38,389,000
   Interest income                     (20,470,000)    (6,293,000)   (6,639,000)
   Interest expense                     12,642,000     15,017,000    14,731,000
  -----------------------------------------------------------------------------
                                       356,355,000    341,978,000   367,886,000
  -----------------------------------------------------------------------------
  Income before income taxes           146,722,000    116,515,000   138,855,000
  Income taxes                         (58,719,000)   (47,218,000)  (56,236,000)
  -----------------------------------------------------------------------------
  Net income                          $ 88,003,000   $ 69,297,000  $ 82,619,000
  -----------------------------------------------------------------------------
  Weighted average shares
   outstanding-basic                    61,670,000     50,270,000    47,849,000
  -----------------------------------------------------------------------------
  Net income per common
   share-basic                        $       1.43   $       1.38  $       1.73
  -----------------------------------------------------------------------------
  Weighted average shares
   outstanding-diluted                  62,658,000     51,003,000    49,870,000
  -----------------------------------------------------------------------------
  Net income per common
   share-diluted                      $       1.40   $       1.36  $       1.66
  -----------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.


  Consolidated Statements of Comprehensive Income
  -----------------------------------------------

                                                Years Ended December 31,
                                           1998           1999          2000
  -----------------------------------------------------------------------------
  Net income                          $ 88,003,000   $ 69,297,000  $ 82,619,000

  Other comprehensive income
   (loss), before tax:

  Unrealized gains (losses)
   on securities:

    Unrealized holding gains (losses)
     arising during period              (7,640,000)     (356,000)     5,119,000

    Less: reclassification adjustment
     for losses included in net income  (2,759,000)   (1,833,000)      (313,000)
  -----------------------------------------------------------------------------
  Other comprehensive income (loss),
   before tax                          (10,399,000)   (2,189,000)     4,806,000

  Income tax benefit (expense)
   related to items of other
   comprehensive income (loss)           4,077,000       887,000     (1,914,000)
  -----------------------------------------------------------------------------
  Other comprehensive income (loss)     (6,322,000)   (1,302,000)     2,892,000
  -----------------------------------------------------------------------------
  Comprehensive income                $ 81,681,000  $ 67,995,000   $ 85,511,000
  -----------------------------------------------------------------------------

  See Notes to Consolidated Financial Statements.


 Consolidated Statements of Cash Flows
 -------------------------------------
                                               Years Ended December 31,
                                           1998           1999          2000
-------------------------------------------------------------------------------
Cash flows from operating activities:
   Cash received from customers       $508,355,000  $466,325,000   $510,915,000
   Cash paid to suppliers and
     employees                        (335,923,000) (303,559,000)  (310,540,000)
   Health care benefits paid           (10,230,000)  (10,423,000)    (8,486,000)
   Interest paid                       (12,639,000)  (14,697,000)   (14,506,000)
   Interest income received             17,010,000     7,126,000      5,357,000
   Income taxes paid, net              (35,550,000)  (32,685,000)   (11,527,000)
-------------------------------------------------------------------------------
   Net cash provided by operating
     activities                        131,023,000   112,087,000    171,213,000
-------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of investments           (284,961,000)   (62,290,000)  (25,242,000)
   Sales or maturities of investments  337,915,000    115,726,000    20,414,000
   Acquisition of businesses,
     net of cash acquired                 (173,000)             -             -
   Purchases of property and equipment (52,428,000)   (49,671,000)  (62,442,000)
-------------------------------------------------------------------------------
   Net cash provided by (used in)
     investing activities                  353,000      3,765,000   (67,270,000)
-------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of
     long-term debt                     25,000,000     30,000,000    25,000,000
   Principal payments of long-term debt          -    (15,000,000) (137,500,000)
   Purchase of treasury stock         (190,594,000)  (148,077,000)  (46,059,000)
   Stock option loans to employees               -     (3,039,000)   (3,637,000)
   Stock option loan repayments                  -        180,000     4,865,000
   Proceeds from issuance of
     common stock                        7,269,000      6,632,000    40,907,000
   Exercises of put options
     on common stock                    (1,763,000)    (4,429,000)            -
   Proceeds from sales of put
      options on common stock            1,140,000      3,256,000       380,000
-------------------------------------------------------------------------------
   Net cash used in financing
     activities                       (158,948,000)  (130,477,000) (116,044,000)
-------------------------------------------------------------------------------
 Net decrease in cash and
   cash equivalents                    (27,572,000)   (14,625,000)  (12,101,000)

 Cash and cash equivalents,
   beginning of period                  77,836,000     50,264,000    35,639,000
-------------------------------------------------------------------------------
 Cash and cash equivalents,
   end of period                      $ 50,264,000   $ 35,639,000   $23,538,000
-------------------------------------------------------------------------------

 Supplemental cash flow data:
 ----------------------------
 Non-cash financing activity:
   Treasury stock purchase payable    $ 25,000,000   $         -    $         -
   Stock options exercised
     in exchange for common stock     $ 13,625,000   $         -    $ 8,733,000
-------------------------------------------------------------------------------


                                                    Years Ended December 31,
                                           1998           1999          2000
-------------------------------------------------------------------------------
Reconciliation of net income to net
 cash provided by operating activities:

Net income                            $ 88,003,000  $ 69,297,000   $ 82,619,000
-------------------------------------------------------------------------------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Change in provision for
    uncollectible accounts receivable    1,087,000      (307,000)       (33,000)
   Depreciation and amortization        25,235,000    29,445,000     38,389,000
   Provision for deferred income taxes  14,937,000    14,202,000     34,846,000
   Tax benefits from stock options
    exercised                            5,787,000     1,087,000     12,714,000
   (Gains) losses on sales
    of investments                      (3,857,000)    2,195,000        329,000
   Other, net                           (1,081,000)     (672,000)    (1,779,000)

Changes in assets and liabilities:
   Accounts receivable                   1,310,000     4,407,000      2,378,000
   Other current assets                    916,000     1,752,000     (3,834,000)
   Reinsurance recoverable              85,087,000     5,169,000     22,595,000
   Accounts payable and accrued
    expenses                            (8,863,000)   (8,766,000)     4,342,000
   Claims reserves                     (77,928,000)  (11,151,000)   (20,210,000)
   Income taxes payable                  2,611,000    (1,118,000)    (1,493,000)
   Non-current assets and liabilities   (2,221,000)    6,547,000        350,000
-------------------------------------------------------------------------------
 Total adjustments                      43,020,000    42,790,000     88,594,000
-------------------------------------------------------------------------------
 Net cash provided by operating
  activities                          $131,023,000  $112,087,000   $171,213,000
-------------------------------------------------------------------------------
 See Notes to Consolidated Financial Statements.


 Consolidated Statements Of Stockholders' Equity
                                                                                            Accumulated
                                            Common Stock        Additional                     Other          Treasury Stock
                                            ------------          Paid-In      Retained    Comprehensive      --------------
                                         Shares      Amount       Capital      Earnings    Income (loss)   Shares         Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1998              37,567,000  $  376,000  $157,173,000   $296,140,000   $ 3,223,000   5,622,000   $(197,305,000)
   2-for-1 stock split
    Effective June 23, 1998           37,567,000     376,000      (376,000)             -             -   5,622,000               -
   Issuance of common stock through
    stock option and purchase plans    1,348,000      13,000    20,881,000              -             -           -               -
   Purchase of treasury stock                  -           -             -              -             -  11,775,000    (229,219,000)
   Tax benefit related to stock
     options exercised                         -           -     5,787,000              -             -           -               -
   Change in unrealized holding loss
    on marketable securities                   -           -             -              -    (6,322,000)          -               -
   Sale of put options on
    common stock                               -           -     1,140,000              -             -           -               -
   Exercise of put options on common
    stock                                      -           -    (1,763,000)             -             -           -               -
   Net income                                  -           -             -     88,003,000             -           -               -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998            76,482,000     765,000   182,842,000    384,143,000    (3,099,000) 23,019,000    (426,524,000)
   Issuance of common stock through
    stock option and purchase plans      494,000       5,000     6,627,000              -             -           -               -
   Purchase of treasury stock                  -           -             -              -             -   6,301,000    (123,077,000)
   Tax benefit related to stock
    options exercised                          -           -     1,087,000              -             -           -               -
   Change in unrealized holding loss
    on marketable securities                   -           -             -              -    (1,302,000)          -               -
   Sale of put options on
    common stock                               -           -     3,256,000              -             -           -               -
   Exercise of put options on common
    stock                                      -           -    (4,429,000)             -             -           -               -
   Loans granted to employees to
    exercise stock options                     -           -             -     (3,039,000)            -           -               -
   Repayment of employee stock option
    loans                                      -           -             -        180,000             -           -               -
   Net income                                  -           -             -     69,297,000             -           -
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999            76,976,000     770,000   189,383,000    450,581,000    (4,401,000) 29,320,000    (549,601,000)
-----------------------------------------------------------------------------------------------------------------------------------
   Issuance of common stock through
    stock option and purchase plans    2,525,000      25,000    49,615,000              -             -           -               -
   Purchase of treasury stock                  -           -             -              -             -   1,978,000     (54,792,000)
   Tax benefit related to stock
    options exercised                          -           -    12,714,000              -             -           -               -
   Change in unrealized holding loss
    on marketable securities                   -           -             -              -     2,892,000           -               -
   Sale of put options on
    common stock                               -           -       380,000              -             -           -               -
   Loans granted to employees to
    exercise stock options                     -           -             -     (3,637,000)            -           -               -
   Repayment of employee stock option
    loans                                      -           -             -      4,865,000             -           -               -
   Net income                                  -           -             -     82,619,000             -           -               -
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2000           79,501,000  $  795,000  $252,092,000   $534,428,000   $(1,509,000) 31,298,000   $(604,393,000)
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

 Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. Material inter-company balances and transactions have been eliminated.

 Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and cash equivalents and investments: Cash and cash equivalents are defined as all highly liquid investments with original maturities of three months or less at date of purchase.

 Investments with maturities between three months and twelve months and other investments needed for current cash requirements are classified as short-term investments. All remaining investments are classified as long-term. Investments, which are classified as available-for-sale securities, are reported at fair value. The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. The difference between amortized cost and fair value is recorded as an adjustment to stockholders' equity and other comprehensive income(loss), net of applicable deferred taxes. Realized gains and losses from sales of investments are based upon the specific identification method.

 Property and equipment: Property and equipment are stated at cost. Expenditures for the maintenance and repair of property and equipment are charged to expense as incurred. Expenditures for major replacement or betterment are capitalized. Computer equipment and software includes approximately $24.7 million of work-in-progress as of December 31, 2000 related to internally developed software programs. There were approximately $22.0 million of such work-in-progress amounts as of December 31, 1999. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. These lives range from 5 years to
 31.5 years for buildings and improvements, 1.5 years to 5 years for computer equipment and software and 3 years to 5 years for office furniture and equipment. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

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

 Fair value of financial instruments: The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. The fair value of marketable securities and investments is discussed in Note 2 to the consolidated financial statements. The carrying value of long-term debt is a reasonable estimate of its fair value as amounts are borrowed at current market rates.

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

 Net income per common share: Net income per common share-basic is based on the weighted average number of common shares outstanding during the period. Net income per common share-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share by 988,000, 733,000 and 2,021,000 for 1998, 1999 and 2000, respectively, due to the effect of stock options. Diluted net income per share decreased by $0.03 for 1998, decreased by $0.02 for 1999 and decreased by $0.07 for 2000.

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

 New Accounting Pronouncements: In 1999, the Company adopted Statement of Position 98-1, ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain internal payroll and payroll related costs should be capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company capitalized approximately $4.9 million of such internal costs during 2000 and $5.4 million of such costs during 1999 that would have previously been expensed.

 In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. This statement is effective for the Company beginning January 1, 2001. The Company has prepared an inventory of derivative instruments and has determined that SFAS No. 133 will not have a material effect on its results of operations and financial position.

 2. Marketable Securities and Investments:

 Information related to the Company's marketable securities and investments at December 31 is as follows:

                                                         1999                         2000
                                      Amortized Cost  Fair Value    Amortized Cost  Fair Value
 ----------------------------------------------------------------------------------------------
 United States Government securities  $ 18,399,000   $ 18,101,000   $ 15,810,000   $ 16,078,000
 State and municipal securities          4,956,000      4,561,000      4,429,000      4,052,000
 Foreign government securities             455,000        431,000        460,000        440,000
 Corporate securities                   30,878,000     30,070,000     31,813,000     31,641,000
 Mortgage and asset-backed securities            -              -        684,000        682,000
 ----------------------------------------------------------------------------------------------
 Total debt securities                  54,688,000     53,163,000     53,196,000     52,893,000
 Equity securities                      12,818,000      7,952,000      8,652,000      7,364,000
 ----------------------------------------------------------------------------------------------
 Total                                $ 67,506,000   $ 61,115,000    $61,848,000    $60,257,000
 Less-classified as current                                78,000                     2,015,000
 ----------------------------------------------------------------------------------------------
 Classified as long-term                             $ 61,037,000                  $ 58,242,000
 ----------------------------------------------------------------------------------------------

 Gross unrealized gains and (losses) were $289,000 and $(6,680,000), respectively, at December 31, 1999 and $896,000 and $(2,487,000),
 respectively, at December 31, 2000.

 Contractual maturities of marketable debt securities at December 31 are as follows:
                                                         1999                         2000
                                      Amortized Cost  Fair Value    Amortized Cost  Fair Value
 ----------------------------------------------------------------------------------------------
 Due in one year or less              $     90,000   $     78,000   $  2,038,000   $  2,015,000
 Due after one year through five years  34,144,000     33,694,000     34,156,000     34,538,000
 Due after five years through ten years 11,653,000     11,200,000      8,470,000      8,200,000
 Due after ten years                     8,801,000      8,191,000      8,532,000      8,140,000
 ----------------------------------------------------------------------------------------------
 Total debt securities                $ 54,688,000   $ 53,163,000   $ 53,196,000   $ 52,893,000
 ----------------------------------------------------------------------------------------------

 Gross realized gains and (losses) on sales or maturities of marketable securities were $5,717,000 and $(2,289,000), respectively, for the year ended December 31, 1998, $1,564,000 and $(5,510,000), respectively, for the year ended December 31, 1999 and $1,795,000 and $(2,124,000) respectively, for the year ended December 31, 2000.

 Included in other long-term investments at December 31, 1998, 1999 and 2000 is an investment in a limited partnership which invests in equipment which is leased to third parties. The investment is accounted for on the equity method since the Company owns between a 20% and 25% in each particular tranche of the limited partnership. The total investment in this limited partnership was $28,218,000 at December 31, 1999 and $39,203,000 at December 31, 2000 including $10,000,000 invested during 2000. The Company's proportionate share of the partnership's income was $1,222,000 in 1998, $1,605,000 in 1999 and $2,300,000 in 2000, and is included in interest income.

 3. Reinsurance:

 On October 1, 1996, in anticipation of being acquired by the Company, Loyalty Life Insurance Company ("Loyalty") entered into a reinsurance agreement whereby it ceded 100 percent of its life insurance and annuity contracts in force ("pre-acquisition business") to a former affiliate, National Farmers. Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty which relate to pre-acquisition business are transferred to National Farmers. Additionally, the cash and investments transferred by Loyalty to National Farmers which support ceded insurance liabilities are held in escrow for the benefit of Loyalty's policy holders. Premiums and policy benefits, which are not material in amount, are ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Loyalty is currently seeking approvals from the insurance regulators and policy holders of each state, as necessary, which would result in the legal replacement of Loyalty by National Farmers. Such approvals would release Loyalty from future liability for its pre-acquisition business and result in the removal of such policy liabilities from the Company's consolidated balance sheets. The Company anticipates that it will take several years to receive the remainder of these approvals.

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

                              Years Ended December 31,
                       1998             1999            2000
    ------------------------------------------------------------
    Life and health premiums and contract charges:

    Direct        $ 28,384,000     $ 15,588,000     $ 17,678,000
    Assumed          2,093,000        1,483,000        1,256,000
    Ceded          (11,486,000)      (9,398,000)      (6,759,000)
    ------------------------------------------------------------
    Net           $ 18,991,000     $  7,673,000     $ 12,175,000
    ------------------------------------------------------------

 The recoverable amounts at December 31, 2000 include $28,215,000 estimated by the Company with respect to ceded unpaid losses (including claims incurred but not reported) which are not billable until the losses are paid. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, the amount ultimately recoverable may vary from amounts currently recorded.

 4. Accrued Expenses:

 Accrued expenses at December 31, 1999 include approximately $5,149,000 for merger-related restructuring expenses; $10,355,000 for accrued salaries, wages and benefits; and $3,703,000 for insurance accruals. Accrued expenses at December 31, 2000 include approximately $4,249,000 for merger-related restructuring expenses; $12,917,000 for accrued salaries, wages and benefits; and $3,025,000 for insurance accruals.

 5. Long-Term Obligations:

 On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate the acquisition of FHC. In August 1997, the Agreement was amended to increase available borrowings to $350 million. As of December 31, 2000, $127.5 million was outstanding under the Agreement. The revolving credit facility expires on June 30, 2002. The Agreement provides for interest at the LIBOR rate adjusted for the ratio of outstanding debt to earnings before interest, taxes, depreciation and amortization. As of December 31, 2000, the interest rate was approximately 7.1% per annum. The credit facility also has a compensating fee arrangement calculated at approximately .2% per annum of the total amount of the available borrowings.

 The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on investments, dividend payments and incurrence of additional indebtedness. At December 31, 2000, $350,000,000 was available for dividend distributions under these provisions.

 6. Income Taxes:

 Components of the provision for income taxes are as follows:

                                       Years Ended December 31,
                                  1998           1999           2000
 ----------------------------------------------------------------------
 Current provision:
    Federal                 $  36,717,000  $  27,667,000  $  17,556,000
    State                       7,065,000      5,349,000      3,834,000
 ----------------------------------------------------------------------
                               43,782,000     33,016,000     21,390,000
 ----------------------------------------------------------------------
 Deferred provision:
    Federal                    12,135,000     11,515,000     28,771,000
    State                       2,802,000      2,687,000      6,075,000
 ----------------------------------------------------------------------
                               14,937,000     14,202,000     34,846,000
 ----------------------------------------------------------------------
 Provision for income taxes $  58,719,000  $  47,218,000  $  56,236,000
 ----------------------------------------------------------------------

 Deferred tax assets and (liabilities) comprise the following, as of December
 31, 1999 and 2000:

                                             1999                  2000
 -------------------------------------------------------------------------
 Current assets:
    Purchase accounting reserves       $   2,061,000         $   1,680,000
    Revenue adjustments                    2,853,000             5,612,000
    Allowance for doubtful accounts        4,340,000             4,272,000
    Vacation accrual                       2,752,000             3,068,000
    Other, net                             2,919,000             1,848,000
 -------------------------------------------------------------------------
 Total current assets                     14,925,000            16,480,000
 -------------------------------------------------------------------------
 Non-current assets (liabilities):
    Tax benefit of limited partnership
     investment                          (29,426,000)          (46,774,000)
    Internally developed software                 --           (19,179,000)
    Depreciation                           3,200,000             4,094,000
    Intangible assets                      1,668,000             1,301,000
    Market value adjustment                2,538,000               624,000
    Other, net                             1,714,000             1,313,000
 -------------------------------------------------------------------------
 Total non-current liabilities           (20,306,000)          (58,621,000)
 -------------------------------------------------------------------------
 Net deferred tax liabilities          $  (5,381,000)         $(42,141,000)
 -------------------------------------------------------------------------

 Income tax benefits associated with the exercise of stock options were $5,787,000 in 1998, $1,087,000 in 1999 and $12,714,000 in 2000. Such amounts are credited to additional paid-in-capital.

                                           Years Ended December 31,
                                       1998          1999          2000
 -------------------------------------------------------------------------
 Provision for income taxes at
  federal statutory rate          $ 51,353,000  $ 40,780,000  $ 48,599,000
 State taxes, net of federal
  benefit                            7,336,000     5,584,000     6,506,000
 Expenses not deductible for
  income tax purposes                1,109,000     1,269,000     1,339,000
 Non-taxable interest income
  and dividends                     (1,079,000)     (415,000)     (208,000)
 -------------------------------------------------------------------------
 Provision for income taxes       $ 58,719,000  $ 47,218,000  $ 56,236,000
 -------------------------------------------------------------------------

 7. Employment Agreements:

 The Company has employment agreements which expire between 2001 and 2002 with certain officers and key employees. The agreements provide for, among other things, annual base salaries aggregating $3,243,000 plus additional incentive compensation. The Company recorded incentive compensation to certain key officers and employees in the aggregate amount of $471,000 in 1998 and $2,487,000 in 2000. No incentive compensation was recorded in 1999.

 8. Stockholders' Equity:

 Employee Stock Purchase Plan: The Company maintains an Employee Stock Purchase Plan which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e., February 28 or 29 and August 31 of each year) at a purchase price which is 85% of the closing sale price of the shares as quoted on the Nasdaq national market on the first or last day of such purchase period, whichever is lower. A maximum of 2,000,000 shares has been authorized for issuance under the plan. As of December 31, 2000, 1,478,000 shares had been issued pursuant to the plan.

 Stock options: The Company maintains an Employee Stock Option Plan which provides for the granting of options to employees and consultants of the Company and its subsidiaries to purchase common stock at a price not less than 85% of fair market value at date of grant. These grants have contractual lives that range from 5 to 10 years.

 The Company also maintains a Stock Option Plan which provides for the granting of options to purchase common stock at fair market value at date of grant to non-employee members of its Board of Directors. These grants have a 10-year contractual life. The Company has also granted options to certain of its employees and members of its Board of Directors under individual option agreements, which expire between 2001 and 2007.

 The following table summarizes changes in common stock under option plans.

                                         Years Ended December 31,
                                1998              1999               2000
--------------------------------------------------------------------------------
                                   Wtd.Avg.          Wtd.Avg.           Wtd.Avg.
                           # of    Exercise   # of   Exercise    # of   Exercise
                          Shares    Price    Shares   Price     Shares   Price
--------------------------------------------------------------------------------
Number of Shares:
Outstanding at beginning
  of the year           6,682,000  $ 18.95 6,049,000 $ 20.11  8,530,000  $ 19.27
Granted                   845,000    23.26 3,533,000   17.95    777,000    33.31
Exercised              (1,243,000)   15.14  (352,000)  13.33 (2,429,000)   19.64
Canceled/expired         (235,000)   24.60  (700,000)  22.66   (231,000)   22.20
--------------------------------------------------------------------------------
Outstanding at end of
 the year               6,049,000    20.11 8,530,000   19.27  6,647,000    20.68
--------------------------------------------------------------------------------
Exercisable at
 December 31            3,118,000  $ 18.73 3,859,000 $ 19.60  2,908,000  $ 21.45
Available for grant     3,111,000            268,000            838,000
--------------------------------------------------------------------------------

 The following table summarizes information about stock options outstanding and exercisable at December 31, 2000:


                           Options Outstanding           Options Exercisable
--------------------------------------------------------------------------------
                                   Wtd. Avg.
                                   Remaining                           Wtd. Avg.
        Range of                  Contractual      Wtd. Avg.            Exercise
    Exercise Price     Shares   Life In Years  Exercise Price   Shares   Price
--------------------------------------------------------------------------------
 $ 1.00 to $10.00      158,000        2.24         $  8.45     158,000   $  8.45

 $10.01 to $20.00    2,678,000        5.07           16.11     724,000     17.25

 $20.01 to $30.00    3,076,000        5.17           22.25   1,782,000     22.81

 $30.01 to $40.00      685,000        7.18           32.27     244,000     32.31

 $40.01 to $50.00       50,000        6.93          $48.39          --   $    --

 The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). The following table presents pro forma financial results if compensation cost had been recorded consistent with the provisions of SFAS No. 123:


                                          Years ended December 31,
                                     1998           1999           2000
  ---------------------------------------------------------------------------
  Compensation cost - pretax      $ 11,923,000   $ 12,687,000    $ 18,091,000
  Proforma net income               80,849,000     61,751,000      71,855,000
  Proforma net income per
    common share - basic                  1.31           1.23            1.50
  Proforma net income per
   common share - diluted         $       1.29   $       1.21    $       1.44


 The weighted average fair values at date of grant for options granted during 1998, 1999 and 2000 were $9.11, $7.51 and $16.09, respectively, and were estimated using the Black-Scholes option pricing model with the following assumptions:

                                         Years ended December 31,

                                     1998           1999           2000
  ---------------------------------------------------------------------------
 Risk-free interest rate              4.85%          5.08%          6.06%
 Dividend yield                         -              -              -
 Expected volatility                 34.03%         47.21%         49.03%
 Expected life in years              1 to 8         1 to 5         1 to 7


 Treasury Stock: The Company's Board of Directors has approved the repurchase of up to 15 million shares of the Company's outstanding common stock under its current authorization. Purchases may be made from time to time depending on market conditions and other relevant factors. The Company had approximately 5.2 million shares available for repurchase under its current repurchase authorization as of December 31, 2000.

 During 1998, the Company repurchased 9,983,000 shares of its outstanding common stock on the open market for a total cost of approximately $184,919,000 (of which $25,000,000 was payable on December 31, 1998). During 1999, the Company repurchased 5,324,000 shares of its outstanding common stock in the open market for a total cost of $100,185,000. During 2000, the Company repurchased 1,705,000 shares of its outstanding common stock in the open market for a total cost of $46,059,000. The repurchased stock was recorded as treasury stock, at cost, and is available for general corporate purposes. In connection with the exercise of options to purchase 850,000 shares of common stock during 1998, a certain employee paid the exercise price by delivering to the Company approximately 492,000 shares of previously acquired stock. In connection with the exercise of options to purchase 416,000 shares of common stock during 2000, certain employees paid the exercise price by delivering to the Company approximately 273,000 shares of previously acquired stock. These shares were also recorded as treasury stock, at cost, and are available for general corporate purposes.

 In connection with its stock repurchase program, at December 31, 1999, the Company had outstanding put options which obligated the Company, at the election of the option holders, to repurchase up to 1,500,000 shares of common stock at prices ranging from $20.50 to $21.00 per share. No such put options are outstanding as of December 31, 2000. During 1998, 1,300,000 shares were put to the Company at a total cost of $30,675,000. During 1999, 977,000 shares were put to the Company at a total cost of $22,892,000. These shares were recorded as treasury stock, at cost, and are available for general corporate purposes. In addition, during 1998, the Company settled 200,000 puts by delivering $1,763,000 in cash to the option holders. In
 1999, the Company settled 573,000 puts by delivering $4,429,000 in cash to the option holders.

 Employee Benefit Plan: The Company maintains a Savings and Investment Plan which allows eligible employees to allocate up to 15% of their salary, through payroll deductions, among various mutual funds. The Company matches 75% of the employee's contribution, up to 6% of his or her salary. The cost of this plan (net of forfeitures) was $3,970,000 in 1998, $3,708,000 in 1999 and $3,442,000 in 2000.

 9. Commitments  and  Contingencies:

 The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings which constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's (the "District") Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, has acted as the program's fiscal agent intermediary for 20 years. The OIG report included allegations that from 1993 to 1996 Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the claim or the investigation will have a material adverse affect on the Company's business or financial condition.


 Leases: The Company leases office facilities under leases through 2010. At December 31, 2000, future minimum annual rental commitments under these leases were as follows:

   -------------------------------------
   Years Ending December 31,     Amount
   -------------------------------------
      2001                  $  7,790,000
      2002                     6,288,000
      2003                     4,548,000
      2004                     4,433,000
      2005                     4,365,000
      Thereafter              15,672,000
   -------------------------------------
      Total                 $ 43,096,000
   -------------------------------------

 Total rent expense, recognized under the straight-line method was $7,908,000 in 1998, $7,336,000 in 1999 and $7,849,000 in 2000.

 Agreement with EDS: The Company has an agreement (the "EDS Agreement") with Electronic Data Systems Corporation ("EDS"), primarily for the purpose of developing and jointly marketing medical and administrative cost management services to workers' compensation payers. The initial term of the EDS Agreement was to January 1, 2005, and has been extended to at least 2010. EDS provides data processing, electronic claims transmission and marketing support services to the Company. Fees paid by the Company to EDS for its medical cost management services is based upon the greater of a specified minimum annual payment (based on 1999 fees paid), or a per-bill charge plus percentage of savings method.

 EDS processes all of the workers' compensation fee schedule claims for the Company. Although there are other data processing service organizations available, a loss of EDS's services would adversely affect the operating results of the Company's fee schedule service business.

 10. Major Customers:

 During 1998, 1999 and 2000, the Company had no customers which individually accounted for 10% or more of revenues.

 11. Derivative Financial Instruments:

 The use of derivatives by the Company has not been material although they have been used to reduce interest rate risks, potentially increase the return on invested funds and manage the cost of common stock repurchase programs. During 1998, the Company had invested $12,561,000 in a limited partnership fund which used long and short positions, leverage, and certain derivative securities to manage portfolio and interest rate risk. The investment was accounted for on the cost basis as the Company owned less than 5% of the assets of the limited partnership. The investment was liquidated in 1998 for $14,797,000 of which $1,666,000 was received in 1999. Investments in derivative financial instruments are approved by either the Audit Committee or the Board of Directors of the Company.

 12. Quarterly Financial Data (Unaudited):

 The following is a summary of unaudited results of operations ($ in thousands except per share data) for the years ended December 31, 1999 and 2000.

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
  --------------------------------------------------------------------------

                                       Year Ended December 31, 2000
                                 First     Second       Third       Fourth
                                Quarter    Quarter     Quarter      Quarter
  --------------------------------------------------------------------------
  Revenue                     $ 122,475   $ 125,884   $ 128,065    $ 130,317
  Net income                  $  19,612   $  20,533   $  20,753    $  21,721
  Net income per common
    share - basic             $     .41   $     .43   $     .43    $     .45
  Weighted average shares
    outstanding - basic          47,712      47,970      47,894       47,790
  Net income per common
    share - diluted           $     .40   $     .41   $     .42    $     .43
  Weighted average shares
    outstanding - diluted        49,531      49,984      49,875       50,034
  --------------------------------------------------------------------------

 Corporate and Investor Information
 ----------------------------------

 Form 10-K. The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2000 with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:
 Joseph E. Whitters, Vice President, Finance and Chief Financial Officer, First Health Group Corp., 3200 Highland Avenue, Downers Grove, IL 60515.

 Common Stock.  First Health Group Corp. common stock is quoted on the Nasdaq
 National Market under the symbol FHCC. The following tables show the quarterly range of high and low sales prices of the common stock during the calendar periods indicated:

                      High       Low
   --------------------------------------
   1999
   First Quarter     $ 17.1875  $ 13.625
   Second Quarter      21.75      14.5625
   Third Quarter       23.875     19.625
   Fourth Quarter      27.6875    20.75
   --------------------------------------
   2000
   First Quarter$      32.25$     21.50
   Second Quarter      37.25      28.0625
   Third Quarter       35.0625    21.625
   Fourth Quarter      49.625     32.375
   --------------------------------------
   2001
   Through March 6   $ 47.25    $ 34.625

 As of March 6, 2001, the Company had 780 stockholders of record.

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