Form 10-K, Exhibit 13
period 2001-12-31
FIRST HEALTH GROUP CORP
filed 2002-03-29
CIK 812910

                                                                   EXHIBIT 13


 Selected Financial Data
 -----------------------
                                                   Years Ended December 31,
 (in thousands except per share data)    1997(1)   1998      1999      2000      2001
 --------------------------------------------------------------------------------------
 Statement of operations data:
 Revenues                             $ 388,975 $ 503,077 $ 458,493 $ 506,741 $ 593,108
 --------------------------------------------------------------------------------------
 Operating expenses:
     Cost of services                   154,513   228,108   215,480   225,783   261,985
     Selling and marketing               42,376    49,574    45,588    48,377    58,416
     General and administrative          29,204    42,724    36,549    34,201    39,598
     Health care benefits                 8,870    18,542     6,192    13,044    13,293
     In-process research and
       development                       80,000         -         -         -         -
     Depreciation and amortization       17,185    25,235    29,445    38,389    46,527
     Interest income                    (15,013)  (20,470)   (6,293)   (6,639)   (6,844)
     Interest expense                     6,273    12,642    15,017    14,731     7,152
 --------------------------------------------------------------------------------------
 Total operating expenses               323,408   356,355   341,978   367,886   420,127
 --------------------------------------------------------------------------------------
 Income before income taxes              65,567   146,722   116,515   138,855   172,981
 Income taxes                           (58,492)  (58,719)  (47,218)  (56,236)  (70,061)
 --------------------------------------------------------------------------------------
 Net income                           $   7,075  $ 88,003 $  69,297 $  82,619 $ 102,920
 --------------------------------------------------------------------------------------
 Weighted average shares
   outstanding-basic(2)                 130,096   123,340   100,540    95,698    98,333
 Net income per common
   share-basic(2)                     $     .05  $    .71 $     .69 $     .86 $    1.05
 --------------------------------------------------------------------------------------
 Weighted average shares
   outstanding-diluted(2)               133,664   125,316   102,006    99,740   103,055
 Net income per common
   share-diluted(2)                   $     .05  $    .70 $     .68 $     .83 $    1.00
 --------------------------------------------------------------------------------------
 Balance sheet data:
 --------------------------------------------------------------------------------------
      Cash and investments            $ 286,167 $ 199,776 $ 128,596 $ 127,582 $ 137,353
      Working capital                    80,524    15,409    31,425    40,270  (159,130)
      Total assets                      707,878   557,879   488,734   491,596   780,734
      Total liabilities
        (excluding debt)                248,271   194,752   162,002   182,683   243,935
      Debt outstanding                  200,000   225,000   240,000   127,500   197,500
      Stockholders' equity            $ 259,607 $ 138,127 $  86,732 $ 181,413 $ 339,299
 --------------------------------------------------------------------------------------

(1) On July 1, 1997, the  Company completed the  acquisition of First  Health
   Strategies,  Inc.  and First  Health  Services  Corporation,excluding  the stock  of Viable  Information Processing  Systems,  Inc., a  wholly  owned subsidiary of  Services, from First  Financial Management Corporation  and
   First Data  Corporation for  a net  purchase price  of approximately  $196 million. In connection with this acquisition, the Company recorded a  one-
   time  non-cash  charge   of  $80  million  for  in-process  research   and
   development costs  which had no  alternative future use  for the  Company.
   The  acquisition  was  financed  with  a  $200  million  credit  agreement underwritten by the Company's bank group.

   On August 30, 1997, the Company completed the acquisition of Loyalty  Life
   Insurance Company  for a purchase  price of approximately  $12 million  in cash. Both  acquisitions in  1997 were  accounted for  under the  purchase
   method  of  accounting.  Consequently,  prior  period  results  were   not
   restated.

(2) All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 23, 1998 to stockholders of record on June 2, 1998.

   All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 25, 2001 to stockholders of record on June 4, 2001.


 Management's Discussion and Analysis
 ------------------------------------
 of Financial Condition and Results of Operations
 ------------------------------------------------

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

 Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; the ability to achieve improved operating results that are anticipated with the completion of the consolidation of the commercial claims processing business; shifts in customer demands; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business. In addition, if the Company does not continue to successfully implement new contracts and programs, successfully implement its restructuring and integration plan and achieve the operational and cost synergies anticipated as a result of the acquisition of CCN Managed Care, Inc., add CCN providers to the First Health Medical Network on a timely basis and control healthcare benefit expenses, the Company may not achieve its projected 2002 financial results (discussed below).

 Recent Developments. On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA-The Healthcare Company and VH Holdings, Inc. (collectively, the "Sellers") for a purchase price of $195 million in cash, plus a working capital adjustment which increased the purchase price to $198 million. The acquisition was effected pursuant to the terms of a Stock Purchase Agreement, dated as of May 18, 2001 (as amended as of August 16,
 2001), among the Company and the Sellers. The acquisition was financed from borrowings under the Company's existing line of credit. The Company reviewed the various businesses comprising the CCN Companies and determined to hold PW and the Resource Opportunity, Inc. ("ROI") businesses of CCN for sale. The Company completed the sale of ROI on December 28, 2001 for a sale price of $9 million.

 In conjunction with the acquisition, the Company recorded as part of the purchase price a $41.1 million reserve for restructuring and integration costs as part of an overall plan to reduce operating expenses and integrate the businesses of the acquired companies. The specific actions included in the restructuring plan are expected to be substantially complete by December 31, 2002. The actions taken to implement the restructuring plan are expected to generate in excess of $25 million in annualized savings for the Company from lower salaries and benefits costs and lower overall operating expenses, beginning in 2002. Components of the purchase reserve are as follows:


                                       Total        Amount        Balance
 (Dollars in thousands)               Charges      Incurred       12/31/01
 ----------------------               -------      --------       --------
 Severance and related benefits       $13,712      $(7,681)       $  6,031
 Facilities integration                10,370         (842)          9,528
 Contract losses                       10,000         (250)          9,750
 Other reserves                         7,031           (3)          7,028
                                      -------      --------       --------
 Total                                $41,113      $(8,776)       $ 32,337
                                      =======      ========       ========

 The restructuring plan includes the reduction of employees from various offices within the United States. The Company expects to reduce the number of employees of CCN from approximately 1,300 at the time of the acquisition of CCN to approximately 650 at December 31, 2002. Approximately $7.7 million has been paid for severance and related employee benefits of which $.9 million was paid in the fourth quarter. The severance and related benefits accrued at December 31, 2001 represent costs for payments over the next twelve months for headcount reductions already incurred and for future reductions of employees.

 Facilities integration costs represent the costs the Company expects to incur to integrate CCN's facilities into the Company's existing operations. The majority of the facilities integration costs will be incurred to consolidate CCN's former corporate headquarters and various sales offices throughout the United States. Approximately $.8 million of costs for facilities integration have been charged to the purchase reserve as of December 31, 2001, with the vast majority charged in the fourth quarter.

 Contract losses relate to the anticipated net loss to be incurred on an assumed contract to provide certain screening services to individuals who have agreed to be bound by a proposed settlement in a legal matter. CCN signed a contract in March, 2000 to provide these services for four years and the Company has agreed to have its network providers provide these services after the acquisition of CCN. The Company estimates that as many as 250,000 covered persons may seek such screening services and that the Company will incur a significant administrative burden in completing claims to the satisfaction of the contractual terms. Approximately $.3 million of costs of this contract have been charged to the purchase reserve as of December 31, 2001, all of which was charged in the fourth quarter.

 Other reserves represent various operational and tax liabilities the Company has incurred to fully integrate CCN into the Company's operations.
 Approximately $3,000 has been charged to the reserve as of December 31, 2001.

 On May 22, 2001, The Company's Board of Directors authorized a 2-for-1 common stock split in the form of a 100% stock distribution. The split was payable on June 25, 2001 to stockholders of record on June 4, 2001. Treasury shares were not split. However, an adjustment was made to the stockholders' equity section of the Consolidated Balance Sheet to split the cost of treasury stock (in effect, a cancellation of treasury shares by reducing paid-in-capital and retained earnings). All historical common share amounts, per share amounts and stock option data for all periods presented have been restated to give effect to this 100% stock distribution.

 Results of Operations. The following table presents the Company's sources of revenues and percentages of those revenues represented by certain statement of operations items.
                                     Years Ended December 31,
 --------------------------------------------------------------------------
 Sources of revenue:
   ($ in thousands):        1999      %      2000       %      2001       %
 --------------------------------------------------------------------------
 PPO services            $ 223,143   49   $ 272,196    54   $ 346,944    59
 Claims administration     160,847   35     153,807    30     167,905    28
 Fee schedule services      33,062    7      36,848     7      35,262     6
 Clinical management
   services                 33,768    7      31,715     6      28,325     5
 Premiums, net               7,673    2      12,175     3      14,672     2
 --------------------------------------------------------------------------
 Total                   $ 458,493  100   $ 506,741   100   $ 593,108   100
 --------------------------------------------------------------------------

                                        Years Ended December 31,
 --------------------------------------------------------------------------
 Percent of revenue:              1999             2000             2001
 --------------------------------------------------------------------------
 Expenses:
   Cost of services                47%              45%              44%
   Selling and marketing           10               10               10
   General and administrative       8                7                7
   Health care benefits             1                2                2
   Depreciation and amortization    6                7                8
   Interest income                 (1)              (1)              (1)
   Interest expense                 3                3                1
 --------------------------------------------------------------------------
 Subtotal                          74               73               71
 --------------------------------------------------------------------------
 Income before income taxes        26               27               29
 --------------------------------------------------------------------------
 Net income                        15%              16%              17%
 --------------------------------------------------------------------------

 Revenues. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage of savings basis (PPO) or on a predetermined contractual basis (claims administration, fee schedule, pharmacy benefit management and clinical management services). As a result of the Company's insurance company acquisitions, revenues also include premium revenue. Total revenues increased $86,367,000 (17%) from 2000 to 2001 and increased $48,248,000 (11%) from 1999 to 2000. The increase in revenues from 2000 to 2001 is due primarily to strong growth in PPO revenue as well as the CCN acquisition. The increase in revenue from 1999 to 2000 was also due primarily to strong growth in PPO revenue (from CNA for the Mail Handlers Benefit Plan along with numerous other clients) as well as growth in fee schedule revenue.

 Revenue from PPO services increased from 1999 to 2001 as a result of numerous new clients such as Mail Handlers Benefit Plan, existing clients utilizing more PPO services, the addition of new medical providers to the PPO network and to approximately $30 million of PPO revenue from CCN. Claims administration primarily represents revenue earned from processing claims in client-sponsored health care plans. The increase from 2000 to 2001 reflects the addition of new business particularly in the commercial sector. The decrease from 1999 to 2000 reflects the expected loss of business due to the Company's focus on serving multi-sited, national employers. Fee schedule services revenue decreased from 2000 to 2001 due to the loss of General Motors and some smaller workers' compensation carriers who have exited the business. This loss of business was partially offset by approximately $6 million in CCN revenue. Fee schedule services revenue increased from 1999 to 2000 due primarily to new client activity. Revenue from clinical management services decreased from 1999 to 2001 due to the loss of business from focusing on multi-sited, national employers as well as the termination of various healthcare management contracts with various state Medicaid programs. Premium revenue increased from 1999 to 2001 as a result of new and existing clients that were sold stop-loss insurance contracts.

 Cost of  Services.  Cost of  services  consists primarily  of  salaries  and related costs for personnel involved in claims administration, PPO administration, development and expansion, clinical management programs, fee schedule, information technology and other cost management and administrative services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. Cost of services as a percent of revenue decreased from 47% in 1999 to 45% in 2000 to 44% in 2001. The decrease from 1999 to 2001 is due to cost cutting measures the Company initiated in 1999 and continued through 2001.

 Management expects to achieve significant operating efficiencies as CCN is substantially integrated into the Company's business over the next 12 to 24 months. The Company has made significant infrastructure investments between 1998 and 2001 which are intended to further improve the efficiency of its operations. Historically, the Company has invested 10% to 12% of revenue in its infrastructure and currently expects to continue this level of investment.

 Selling and Marketing. Selling and marketing expenses increased $10,039,000 (21%) from 2000 to 2001 due primarily to increased expenditures for the Company's focused national marketing campaign and to the addition of CCN sales personnel. Selling and marketing increased $2,789,000 (6%) from 1999 to 2000 due primarily to the focused national marketing campaign introduced in the first quarter of 2000. As a percentage of revenues, selling and marketing expenses have remained approximately 10% from 1999 to 2001.

 General and Administrative. General and administrative costs decreased from 8% of revenues in 1999 to 7% of revenues in 2000 and 2001 primarily due to increased efficiencies achieved over the past 2 years. Management expects to achieve additional efficiencies as CCN is completely integrated into the Company's business.

 Health Care Benefits. These expenses represent medical losses incurred by insureds of the Company's insurance entities. The medical loss ratio (healthcare benefits as a percent of premiums) was 81% for 1999, 107% for 2000 and 91% for 2001. The Company's insurance business is small and volatile, so the loss ratio is somewhat unpredictable. The Company has reviewed its book of business and is taking measures to reduce the loss ratio in subsequent years. Stop-loss insurance is related to the PPO business and is used as a way to attract additional PPO business which is the Company's most profitable product. The Company anticipates it will complete the sale of the life insurance business of one of its insurance subsidiaries during the first quarter of 2002. The sale will not have a material impact on the Company's financial position or its results of operations.

 Depreciation and Amortization. These expenses increased from 1999 to 2001 principally as a result of the significant infrastructure investments made over the past several years and, to a lesser extent, amortization of intangible contract costs associated with the CCN acquisition. As a percentage of revenues, these costs increased from 6% in 1999 to 7% in 2000 to 8% in 2001. Depreciation expense will continue to grow primarily as a result of continuing investments the Company is making in its infrastructure. In accordance with a new accounting standard, the Company will no longer amortize goodwill effective January 1, 2002.

 Interest Income. The Company invests a significant portion of its available cash in various interest-bearing instruments. The net interest income realized from such investments represented 1% of revenues in 1999, 2000 and 2001. Interest income was comparable between 1999 and 2001 as cash equivalents and investments remained fairly constant.

 Interest Expense. Interest expense represents interest incurred on the revolving credit agreement entered into on July 1, 1997 to finance the FHC acquisition. The floating interest rate incurred was between 3% and 7.5% from 1999 to 2001.

 Income Taxes. Income taxes were provided at an effective rate of 40.5% from 1999 to 2001. The higher than statutory rate for the three years includes provisions for state income taxes and expenses that are not deductible for income tax purposes.

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

 Other Information. There continues to be considerable discussion of health care reform. Although specific features of any legislation that ultimately may be enacted into law cannot be predicted at this time, based on the Company's review of legislation previously considered by Congress and various state legislatures, management believes that the Company's existing programs and those under development provide a foundation that will help prevent any material adverse affect on the operations of the Company.

 Liquidity and Capital Resources. The Company had negative working capital of $159,130,000 at December 31, 2001 compared to positive working capital of $40,270,000 at December 31, 2000 and $31,425,000 at December 31, 1999. The
 decrease is a result of all outstanding debt being classified as a current liability as the credit facility expires within the next six months. Management, however, is working to finalize a renewed credit facility prior to the expiration date which will refinance the debt on a long-term basis. Total cash and investments of the Company amounted to $137,353,000 at December 31, 2001, $127,582,000 at December 31, 2000 and $128,596,000 at
 December 31, 1999.

 During the three year period ended December 31, 2001, the Company generated $434,648,000 of cash from operating activities. Investment activities used $267,547,000 in cash during 2001 representing $189,645,000 used to acquire the CCN Companies (net of $9,000,000 received for the sale of ROI), net purchases of investments of $14,248,000 and capital expenditures of $63,654,000. Investment activities used $67,270,000 in cash during 2000 representing net purchases of investments of $4,828,000 and capital expenditures of $62,442,000. Investment activities generated $3,765,000 in cash during 1999 representing net sales of investments of $53,436,000 offset by capital expenditures of $49,671,000. Financing activities provided $106,662,000 in cash during 2001 representing $70,000,000 in net proceeds from issuance of long-term debt and $36,807,000 in proceeds from issuance of common stock partially offset by $145,000 in loans to employees to finance the exercise of stock options (net of $1,594,000 in loan repayments).
 Financing activities used $116,044,000 in cash during 2000 representing $112,500,000 in net reductions of long-term debt and $46,059,000 in purchases of treasury stock partially offset by $40,907,000 in proceeds from the issuance of common stock, $1,228,000 in repayments of loans to employees to finance the exercise of stock options (net of $3,637,000 in loans extended to employees) and $380,000 in sales of put options. Financing activities used $130,477,000 in cash during 1999 representing $148,077,000 in purchases of treasury stock (of which $125,185,000 was purchased on the open market including $25,000,000 payable at December 31, 1998, with the balance being purchased through the exercise of put options for common stock), $4,429,000 in exercises of put options for cash and $2,859,000 in loans to employees to finance the exercise of stock options (net of $180,000 in repayments of loans) partially offset by $15,000,000 in net proceeds from the issuance of long-term debt, $6,632,000 in proceeds from issuance of common stock and $3,256,000 in sales of put options.

 On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate an acquisition. In August 1997, the Agreement was amended to increase available borrowings to $350 million. The Agreement expires on June 30, 2002, but management is working on a renewed long-term credit facility to be put in place prior to the expiration date of the current facility. As of December 31, 2001, $197.5 million was outstanding under the Agreement.

 The Company believes that its working capital, long-term investments, amounts available under a renewed credit facility and cash generated from future operations will be sufficient to fund the Company's operations and anticipated expansion plans.

 Market Risk. Market risk is the risk that the Company will incur losses due to adverse changes in interest rates and prices. The Company's market risk exposure is limited to the $68,147,000 and $60,257,000 of marketable securities owned by the Company at December 31, 2001 and 2000, respectively, and the $197,500,000 and $127,500,000 of variable rate debt held by the Company at December 31, 2001 and 2000, respectively. The Company does not hold any market risk sensitive instruments for trading purposes. The Company has established policies and procedures to manage sensitivity to interest rate and market risk. These procedures include the monitoring of the Company's level of exposure to each market risk and the use of derivative financial instruments to reduce risk.

 The Company's  marketable  equity  and debt  securities  are  classified  as available for sale and are recorded in the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss) in stockholders' equity, net of applicable deferred taxes. As of December 31, 2001, the fair value of the Company's marketable securities was $68,147,000, consisting of $61,113,000 invested in debt securities and $7,034,000 invested in equity securities. As of December 31, 2000, the fair value of the Company's marketable securities was $60,257,000, consisting of $52,893,000 invested in debt securities and $7,364,000 invested in equity securities. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities, including derivative financial instruments. Assuming a hypothetical 20% increase in interest rates as of December 31, 2001, the estimated reduction in future earnings, net of tax, would be less than $1.0 million. Assuming the same 20% increase in interest rates as of December 31, 2000, the estimated reduction in future earnings, net of tax, would also have been less than $1.0 million. Equity price risk arises when the Company could incur economic losses due to adverse changes in a particular stock index or price. The Company's investments in equity securities are exposed to equity price risk and the fair value of the portfolio is correlated to the S&P 500. At December 31, 2001, management estimates that an immediate 10% decrease in the S&P 500 would result in a decrease in the fair value of its equity securities of less than $1.0 million. Management estimated that a 10% decrease in the S&P 500 at December 31, 2000 would have affected the fair value of its equity securities by less than $1.0 million.

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

 HIPAA Administrative Simplification. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") directs the Department of Health and Human Services ("HHS") to issue regulations setting standards for the electronic exchange of health care claims information among health care providers, payors, and plans ("EDI"), as well as security for the exchange of information via the internet ("E-Commerce"). This directive is commonly referred to as "HIPAA Administrative Simplification". HHS has issued several rules with various implementation dates in 2002 and 2003. Management anticipates the Company will meet all the current implementation dates and continues to monitor HHS activity for future decisions which may affect the Company's business operations.

 The Company has instituted a corporate HIPAA Administrative Simplification Committee and Workgroup to identify processes, systems or policies that will require modification and to implement appropriate remediation and contingency plans to avoid any adverse impact on its ability to perform services in accordance with the applicable standards. The Company is also communicating with significant third-party business partners to assess their readiness and the extent to which the Company will need to modify its relationship with these third parties when conducting EDI or E-commerce.

 The cost for this compliance effort is expected to be approximately $3 million and is already included in the Company's current EDI and E-Commerce initiatives. However, there can be no guarantee that the costs will not materially differ from those anticipated or that the Company will not be materially impacted. Additionally, the Company expects to receive reimbursement directly from a number of its clients due to the nature of the contractual arrangement with these entities.

 New Accounting Pronouncements. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. There was no material effect on the Company's results of operations or financial position as a result of the adoption of SFAS No. 133.

 In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective for the Company January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization effective December 31, 2001. In addition, the standard includes provisions for the reassessment of the useful lives of existing recognized intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

 In accordance with these pronouncements, the Company accounted for the acquisition of CCN as a purchase and allocated the purchase price to all identifiable tangible and intangible assets and liabilities. The goodwill resulting from this acquisition of approximately $171 million has not been amortized. Goodwill of approximately $102 million acquired in business combinations completed before July 1, 2001 has been amortized through December 31, 2001. The Company recorded goodwill amortization expense of $3.2 million, $3.6 million and $5.0 million in 1999, 2000 and 2001, respectively. In accordance with SFAS 142, none of the Company's $273 million in goodwill will be amortized beginning January 1, 2002. The Company is currently assessing the transitional goodwill impairment provisions of SFAS 142, but anticipates that adoption of these provisions will not have a material impact on the Company's financial position and results of operations.

 On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for the Company January 1, 2002. SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, and establishes a single accounting model for long-lived assets to be disposed of by sale. The Company is evaluating this pronouncement to determine its impact on the financial position and results of operations of the Company.

 Legal Proceedings. The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings which constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, has acted as the program's fiscal agent intermediary for 20 years. The OIG report included allegations that from 1993 to 1996 Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the outcome of the claim or the investigation will have a material adverse affect on the Company's business or financial position.

 Report of Independent Auditors
 ------------------------------

 Board of Directors and Stockholders,
 First Health Group Corp., Downers Grove, Illinois

 We have audited the consolidated balance sheets of First Health Group Corp. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, of comprehensive income, of cash flows and of stockholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of First Health Group Corp. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

 Deloitte & Touche LLP
 Chicago, Illinois
 February 18, 2002

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

 First Health Group Corp.
 Downers Grove, Illinois
 February 18, 2002


 Consolidated Balance Sheets
 ---------------------------
 (in thousands, except share amounts)
                                                   December 31,
 Assets                                        2000           2001
 -------------------------------------------------------------------
 Current assets:
   Cash and cash equivalents                $  23,538      $  14,001
   Short-term investments                       2,015          2,381
   Accounts receivable, less allowances
     for doubtful accounts of $10,811
     and $14,327, respectively                 57,137         78,793
   Deferred taxes                              16,480         27,429
   Other current assets                        14,443         20,757
   Assets held for sale                             -          6,958
 -------------------------------------------------------------------
   Total current assets                       113,613        150,319
 -------------------------------------------------------------------
 Long-term investments:
   Marketable securities                       58,242         65,766
   Other                                       43,787         55,205
 -------------------------------------------------------------------
   Total long-term investments                102,029        120,971
 -------------------------------------------------------------------
 Property and equipment:
   Land, building and improvements             71,135         87,468
   Computer equipment and software            148,846        180,152
   Office furniture and equipment              16,597         20,282
 -------------------------------------------------------------------
                                              236,578        287,902
   Less accumulated depreciation
     and amortization                         (80,861)      (105,393)
 -------------------------------------------------------------------
   Total property and equipment, net          155,717        182,509
 -------------------------------------------------------------------
 Goodwill, less accumulated amortization
   of $12,355 and $17,341, respectively        89,975        255,855
 Intangible assets, less accumulated
   amortization $0 and $955, respectively           -         42,859
 Reinsurance recoverable                       28,215         26,140
 Other assets                                   2,047          2,081
 -------------------------------------------------------------------
                                            $ 491,596      $ 780,734
 -------------------------------------------------------------------

                                                   December 31,
 Liabilities and Stockholders' Equity          2000           2001
 -------------------------------------------------------------------
 Current liabilities:
   Accounts payable                         $  31,727      $  33,257
   Accrued expenses                            28,603         66,384
   Claims reserves                             13,013         12,308
   Current maturities of long-term debt             -        197,500
 -------------------------------------------------------------------
   Total current liabilities                   73,343        309,449
 -------------------------------------------------------------------
 Long-term debt                               127,500              -
 Claims reserves                               28,215         26,140
 Deferred taxes                                58,621         84,828
 Other non-current liabilities                 22,504         21,018
 -------------------------------------------------------------------
   Total liabilities                          310,183        441,435
 -------------------------------------------------------------------
 Commitments and contingencies                      -              -
 Stockholders' equity:
   Preferred stock, par value $1.00;
     authorized 1,000,000 shares;
     none issued                                    -              -
   Common stock, par value $.01; authorized
     155,000,000 shares; issued 127,704,000
     and 131,320,000 shares, respectively         795          1,313
   Additional paid-in capital                 252,092        255,489
   Retained earnings                          534,428        384,533
   Accumulated other comprehensive
     income (loss)                             (1,509)           161
   Treasury stock, at cost; 31,298,000
     and 31,298,000 shares, respectively     (604,393)      (302,197)
 -------------------------------------------------------------------
   Total stockholders' equity                 181,413        339,299
 -------------------------------------------------------------------
                                            $ 491,596      $ 780,734
 -------------------------------------------------------------------
 See Notes to Consolidated Financial Statements.


 Consolidated Statements of Operations
 -------------------------------------
 (in thousands, except share amounts)

                                                   Years Ended December 31,
                                                1999        2000        2001
 -----------------------------------------------------------------------------
 Revenues                                    $ 458,493   $ 506,741   $ 593,108
 -----------------------------------------------------------------------------
 Operating expenses:
   Cost of services                            215,480     225,783     261,985
   Selling and marketing                        45,588      48,377      58,416
   General and administrative                   36,549      34,201      39,598
   Health care benefits                          6,192      13,044      13,293
   Depreciation and amortization                29,445      38,389      46,527
   Interest income                              (6,293)     (6,639)     (6,844)
   Interest expense                             15,017      14,731       7,152
 -----------------------------------------------------------------------------
                                               341,978     367,886     420,127
 -----------------------------------------------------------------------------
 Income before income taxes                    116,515     138,855     172,981
 Income taxes                                  (47,218)    (56,236)    (70,061)
 -----------------------------------------------------------------------------
 Net income                                  $  69,297   $  82,619   $ 102,920
 -----------------------------------------------------------------------------
 Weighted average shares outstanding-basic     100,540      95,698      98,333
 -----------------------------------------------------------------------------
 Net income per common share-basic           $     .69   $     .86   $    1.05
 -----------------------------------------------------------------------------
 Weighted average shares outstanding-diluted   102,006      99,740     103,055
 -----------------------------------------------------------------------------
 Net income per common share-diluted         $     .68   $     .83   $    1.00
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


 Consolidated Statements of Comprehensive Income
 (in thousands)

                                                   Years Ended December 31,
                                                1999        2000        2001
 -----------------------------------------------------------------------------
 Net income                                  $  69,297   $  82,619   $ 102,920

 Other comprehensive income
   (loss), before tax:

   Unrealized gains (losses) on securities:
     Unrealized holding gains (losses)
       arising during period                      (356)      5,119       3,125
     Less: reclassification adjustment for
       losses included in net income            (1,833)       (313)       (479)
 -----------------------------------------------------------------------------
 Other comprehensive income
   (loss), before tax                           (2,189)      4,806       2,646
 Income tax benefit (expense) related to
   items of other comprehensive income (loss)      887      (1,914)       (976)
 -----------------------------------------------------------------------------
 Other comprehensive income (loss)              (1,302)      2,892       1,670
 -----------------------------------------------------------------------------
 Comprehensive income                        $  67,995   $  85,511    $104,590
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


 Consolidated Statements of Cash Flows
 -------------------------------------
 (in thousands)

                                                   Years Ended December 31,
                                                1999        2000        2001
 -----------------------------------------------------------------------------
 Cash flows from operating activities:
   Cash received from customers              $ 466,325   $ 510,915   $ 585,175
   Cash paid to suppliers and employees       (303,559)   (310,540)   (376,823)
   Health care benefits paid                   (10,423)     (8,486)    (15,369)
   Interest paid                               (14,697)    (14,506)     (7,713)
   Interest income received                      7,126       5,357       4,571
   Income taxes paid, net                      (32,685)    (11,527)    (38,493)
 -----------------------------------------------------------------------------
   Net cash provided by operating activities   112,087     171,213     151,348
 -----------------------------------------------------------------------------
 Cash flows from investing activities:
   Acquisition of businesses, net
     of cash acquired                                -           -    (198,645)
   Purchases of investments                    (62,290)    (25,242)    (50,233)
   Sales or maturities of investments          115,726      20,414      35,985
   Sale of business held for sale                    -           -       9,000
   Purchases of property and equipment         (49,671)    (62,442)    (63,654)
 -----------------------------------------------------------------------------
   Net cash provided by (used in)
     investing activities                        3,765     (67,270)   (267,547)
 -----------------------------------------------------------------------------
 Cash flows from financing activities:
   Proceeds from issuance of long-term debt     30,000      25,000     215,000
   Principal payments of long-term debt        (15,000)   (137,500)   (145,000)
   Purchase of treasury stock                 (148,077)    (46,059)          -
   Stock option loans to employees              (3,039)     (3,637)     (1,739)
   Stock option loan repayments                    180       4,865       1,594
   Proceeds from issuance of common stock        6,632      40,907      36,807
   Exercises of put options on common stock     (4,429)          -           -
   Proceeds from sales of put options
     on common stock                             3,256         380           -
 -----------------------------------------------------------------------------
   Net cash provided by (used in)
     financing activities                     (130,477)   (116,044)    106,662
 -----------------------------------------------------------------------------
 Net decrease in cash and cash equivalents     (14,625)    (12,101)     (9,537)
 Cash and cash equivalents,
   beginning of period                          50,264      35,639      23,538
 -----------------------------------------------------------------------------
 Cash and cash equivalents, end of period    $  35,639   $  23,538   $  14,001
 -----------------------------------------------------------------------------


 Supplemental cash flow data:
 ---------------------------
 Acquisition of businesses:
   Fair value of assets acquired,
     net of cash acquired                    $       -   $       -   $  47,742
   Goodwill                                          -           -     171,315
   Intangible assets                                 -           -      43,814
   Fair value of liabilities assumed                 -           -     (64,226)
                                              --------    --------    --------
   Net cash paid                             $       -   $       -   $ 198,645
                                              ========    ========    ========
 Stock options exercised in
   exchange for common stock                 $       -   $   8,733   $       -
                                              ========    ========    ========
 -----------------------------------------------------------------------------


                                                   Years Ended December 31,
                                                1999        2000        2001
 -----------------------------------------------------------------------------
 Reconciliation of net income to net
   cash provided by operating activities:

 Net income                                  $  69,297   $  82,619   $ 102,920
 -----------------------------------------------------------------------------
 Adjustments to reconcile net income to net
   cash provided by operating activities:

   Change in provision for uncollectible
     accounts receivable                          (307)        (33)       (487)
   Depreciation and amortization                29,445      38,389      46,527
   Provision for deferred income taxes          14,202      34,846      26,858
   Tax benefits from stock options exercised     1,087      12,714      16,634
   Losses on sales of investments                2,195         329         399
   Other, net                                     (672)     (1,779)     (1,988)

 Changes in assets and liabilities (net of effects of acquired businesses):

   Accounts receivable                           4,407       2,378     (10,764)
   Other current assets                          1,752      (3,834)    (10,401)
   Reinsurance recoverable                       5,169      22,595       2,075
   Accounts payable and accrued expenses        (8,766)      4,342     (16,337)
   Claims reserves                             (11,151)    (20,210)     (2,780)
   Income taxes payable                         (1,118)     (1,493)          -
   Non-current assets and liabilities            6,547         350      (1,308)
 -----------------------------------------------------------------------------
 Total adjustments                              42,790      88,594      48,428
 -----------------------------------------------------------------------------
 Net cash provided by operating activities   $ 112,087   $ 171,213   $ 151,348
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


 Consolidated Statements Of Stockholders' Equity
 (in thousands)

                                                                               Accumulated
                                       Common Stock     Additional                Other         Treasury Stock
                                       ------------      Paid-In    Retained  Comprehensive   ------------------
                                      Shares   Amount    Capital    Earnings  Income (loss)   Shares      Amount
 ----------------------------------------------------------------------------------------------------------------
 Balance, January 1, 1999             76,482  $  765   $ 182,842   $ 384,143    $ (3,099)       23,019  $(426,524)

   Issuance of common stock
     through stock option and
     purchase plans                      494       5       6,627           -           -             -          -
   Purchase of treasury stock              -       -           -           -           -         6,301   (123,077)
   Tax benefit related to
     stock options exercised               -       -       1,087           -           -             -          -
   Change in unrealized holding
     loss on marketable securities         -       -           -           -      (1,302)            -          -
   Sale of put options on
     common stock                          -       -       3,256           -           -             -          -
   Exercise of put options on
     common stock                          -       -      (4,429)          -           -             -          -
   Loans granted to employees
     to exercise stock options             -       -           -      (3,039)          -             -          -
   Repayment of employee stock
     option loans                          -       -           -         180           -             -          -
   Net income                              -       -           -      69,297           -             -          -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 1999           76,976  $  770   $ 189,383   $ 450,581    $ (4,401)       29,320  $(549,601)

   Issuance of common stock
     through stock option and
     purchase plans                    2,525      25      49,615           -           -             -          -
   Purchase of treasury stock              -       -           -           -           -         1,978    (54,792)
   Tax benefit related to
     stock options exercised               -       -      12,714           -           -             -          -
   Change in unrealized holding
     loss on marketable securities         -       -           -           -       2,892             -          -
   Sale of put options on
     common stock                          -       -         380           -           -             -          -
   Loans granted to employees
     to exercise stock options             -       -           -      (3,637)          -             -          -
   Repayment of employee stock
     option loans                          -       -           -       4,865           -             -          -
   Net income                              -       -           -      82,619           -             -          -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2000           79,501  $  795   $ 252,092   $ 534,428    $ (1,509)       31,298  $(604,393)

   2-for-1 stock split
     Effective June 25, 2001          48,203     482     (50,008)   (252,670)          -             -    302,196
   Issuance of common stock
     through stock option and
     purchase plans                    3,616      36      36,771           -           -             -          -
   Tax benefit related to
     stock options exercised               -       -      16,634           -           -             -          -
   Change in unrealized holding
     gain on marketable securities         -       -           -           -       1,670             -          -
   Loans granted to employees
     to exercise stock options             -       -           -      (1,739)          -             -          -
   Repayment of employee stock
     option loans                          -       -           -       1,594           -             -          -
   Net income                              -       -           -     102,920           -             -          -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2001          131,320  $1,313   $ 255,489   $ 384,533     $   161        31,298  $(302,197)
 ----------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


 Notes to Consolidated Financial Statements


 1. Summary of Significant Accounting Policies:

 The Company: First Health Group Corp. (the "Company") is a full-service integrated national health benefits company. The Company specializes in serving large, national employers with a single source for their group health programs - providing integrated comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees nationwide. Through its workers' compensation service line, the Company provides a full range of services for insurance carriers, state insurance funds, third party administrators, auto insurers and large, self-insured national employers. Through its First Health Services service line, the Company provides services to various state Medicaid and entitlement programs for claims administration, pharmacy benefit management programs and medical management and quality review services. Through its insurance subsidiaries, the Company provides insurance products, primarily stop-loss insurance.

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

 Investments with maturities between three months and twelve months and other investments needed for current cash requirements are classified as short-term investments. All remaining investments are classified as long-term. Investments, which are classified as available-for-sale securities, are reported at fair value. The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. The difference between amortized cost and fair value is recorded as an adjustment to accumulated other comprehensive income
 (loss), net of applicable deferred taxes. Realized gains and losses from sales of investments are based upon the specific identification method.

 Property and equipment: Property and equipment are stated at cost. Expenditures for the maintenance and repair of property and equipment are charged to expense as incurred. Expenditures for major replacement or betterment are capitalized. Computer equipment and software includes approximately $19.7 million of work-in-progress as of December 31, 2001 related to internally developed software programs. There were approximately $24.7 million of such work-in-progress amounts as of December 31, 2000.

 In 1999, the Company adopted Statement of Position 98-1, ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. Specifically, certain internal payroll and payroll related costs should be capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company capitalized approximately $5.3 million of such internal costs during 2001, $4.9 million of such costs during 2000 and $5.4 million of such costs during 1999 that would have previously been expensed.

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

 Claims Reserves - Claims reserves include traditional life insurance, such as whole life insurance, term life insurance, stop loss insurance and accident and health insurance, as well as universal life insurance policies and annuity contracts which do not have significant mortality or morbidity risk. The vast portion of life insurance reserves represent business ceded to National Farmers Union Life Insurance Company ("National Farmers"). Stop loss reserves and accident and health reserves are established based on medical claims payment history adjusted for specific benefit plan elements (such as deductibles) and expected savings generated by utilization of the First Health[R] Network.

 Reinsurance Recoverable - Reinsurance recoverable represents the amount due from other insurance companies as a result of the cession of a portion of the Company's insurance risk to such companies. All of this balance is due from National Farmers.

 Reinsurance  recoverable  and  the  related  claim  reserves  are   reported
 separately in the consolidated balance sheets.

 Net income per common share: Net income per common share-basic is based on the weighted average number of common shares outstanding during the period. Net income per common share-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share by 1,466,000, 4,042,000 and 4,722,000 for 1999,
 2000 and 2001, respectively, due to the effect of stock options. Diluted net income per share decreased by $0.01 for 1999, decreased by $0.03 for 2000 and decreased by $0.05 for 2001.

 All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 25, 2001 to stockholders of record on June 4, 2001. Treasury shares were not split. However, an adjustment was made to the stockholders' equity section of the Consolidated Balance Sheet to split the cost of treasury stock (in effect, a cancellation of treasury shares by reducing paid-in-capital and retained earnings).

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

 New Accounting Pronouncements: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recognized as either assets or liabilities in the balance sheet and that derivative instruments be measured at fair value. This statement also requires changes in the fair value of derivatives to be recorded each period in current earnings or comprehensive income depending on the intended use of the derivatives. There was no material effect on the Company's results of operations or financial position as a result of the adoption of SFAS No. 133.

 In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective for the Company January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization effective December 31, 2001. In addition, the standard includes provisions for the reassessment of the useful lives of existing recognized intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

 In accordance with these pronouncements, the Company accounted for the acquisition of CCN as a purchase and allocated the purchase price to all identifiable tangible and intangible assets and liabilities. The goodwill resulting from this acquisition of approximately $171 million has not been amortized. Goodwill and intangible assets of approximately $102 million acquired in business combinations completed before July 1, 2001 has been amortized through December 31, 2001. The Company recorded goodwill amortization expense of $3.2 million, $3.6 million and $5.0 million in 1999, 2000 and 2001, respectively. In accordance with SFAS 142, none of the Company's $273 million in goodwill will be amortized beginning January 1, 2002. The Company is currently assessing the transitional goodwill impairment provisions of SFAS 142, but anticipates that adoption of these provisions will not have a material impact on the Company's financial position and results of operations.

 On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for the Company January 1, 2002. SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, and establishes a single accounting model for long-lived assets to be disposed of by sale. The Company is evaluating this pronouncement to determine its impact on the financial position and results of operations of the Company.

 2. Acquisition:

 On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA-The Healthcare Company and VH Holdings, Inc. (collectively, the "Sellers") for a purchase price of $195 million in cash, plus a working capital adjustment which increased the purchase price to $198 million. The acquisition was effected pursuant to the terms of a Stock Purchase Agreement, dated as of May 18, 2001 (as amended as of August 16, 2001), among the Company and the Sellers. The acquisition was financed from borrowings under the Company's existing credit agreement.

 The transaction was accounted for as a purchase of the CCN Companies by the Company for financial reporting and accounting purposes. Accordingly, the Company revalued the basis of acquired assets and assumed liabilities to fair value. The purchase price of the CCN Companies was calculated as cash paid, including the working capital adjustment, plus the Company's transaction costs. The difference between the purchase price and the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed is recorded as goodwill, which will not be amortized (See Note 1). The preliminary allocation of the purchase price is subject to completion of the Company's integration and merger plan and the sale of the acquired businesses that are held for sale. Changes to the preliminary purchase price allocation resulting from the finalization of these items may be material. The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is as follows:

     (Dollars in thousands)
     ----------------------
     Purchase price                                      $195,000
     Working capital adjustment                             3,514
     Transaction costs                                      2,000
                                                          -------
     Total estimated purchase price                      $200,514
                                                          -------


     Purchase price has been allocated as follows:

     Fair value of assets acquired                       $ 33,611
     Assets held for sale                                  16,000
     Goodwill                                             171,315
     Intangible assets acquired                            43,814
     Liabilities assumed                                  (23,113)
     Liability for restructuring and integration costs    (41,113)
                                                          -------
                                                         $200,514
                                                          -------


 In conjunction with the acquisition, the Company recorded as part of the purchase price a $41.1 million reserve for restructuring and integration costs as part of an overall plan to reduce operating expenses and integrate the businesses of the acquired companies. The specific actions included in the restructuring plan are expected to be substantially complete by December 31, 2002. Components of the purchase reserve are as follows:

                                  Total          Amount           Balance
 (Dollars in thousands)          Charges        Incurred         12/31/01
 ----------------------           ------         -------          -------
 Severance and related
   benefits                      $13,712        $ (7,681)        $  6,031
 Facilities integration           10,370            (842)           9,528
 Contract losses                  10,000            (250)           9,750
 Other reserves                    7,031              (3)           7,028
                                  ------         -------          -------
 Total                           $41,113        $ (8,776)        $ 32,337
                                  ======         =======          =======


 The restructuring plan includes the reduction of employees from various offices within the United States. The Company expects to reduce the number of employees from approximately 1,300 at the time of the acquisition to approximately 650 at December 31, 2002. Approximately $7.7 million has been paid for severance and related employee benefits of which $.9 million was paid in the fourth quarter. The severance and related benefits accrued at December 31, 2001 represent costs for payments over the next twelve months for headcount reductions already incurred and for future reductions of employees.

 Facilities integration costs represent the costs the Company expects to incur to integrate CCN's facilities into the Company's existing operations. The majority of the facilities integration costs will be incurred to consolidate CCN's former corporate headquarters and various sales offices throughout the United States. Approximately $.8 million of costs for facilities integration has been charged to the purchase reserve as of December 31, 2001, with the vast majority charged in the fourth quarter.

 Contract losses relate to the anticipated net loss to be incurred on an assumed contract to provide certain screening services to individuals who have agreed to be bound by a proposed settlement in a legal matter. CCN signed a contract in March 2000 to provide these services for four years and the Company has agreed to have its network providers provide these services after the acquisition of CCN. The Company estimates that as many as 250,000 covered persons may seek such screening services and that the Company will incur a significant administrative burden in completing claims to the satisfaction of the contractual terms. Approximately $.3 million of costs of this contract have been charged to the purchase reserve as of December 31, 2001, all of which was charged in the fourth quarter.

 Other reserves represent various operational and tax liabilities the Company has incurred to fully integrate CCN into the Company's operations.
 Approximately $3,000 has been charged to the reserve as of December 31, 2001.

 The Company reviewed the various businesses comprising the CCN Companies and determined to hold PW and the Resource Opportunity, Inc. ("ROI") businesses of CCN for sale. The sale of ROI was completed on December 28, 2001 for a sale price of $9 million. The following unaudited pro forma information reflects the results of the Company's operations as if the acquisition had occurred at the beginning of the period presented adjusted for (i) the effect of recurring charges related to the acquisition, primarily the amortization of intangible assets over estimated useful lives of 15 or 20 years, as appropriate, recording of interest expense on borrowings to finance the acquisition, the reduction of depreciation expense due to the write-down to fair value of fixed assets, the reduction of amortization expense related to the CCN Companies' preexisting goodwill at the date of acquisition and the elimination of compensation and benefit expenses for certain executives of the CCN Companies who were terminated at or immediately subsequent to the acquisition and will not be replaced, and
 (ii) the removal of revenues and related cost of services and expenses for acquired businesses that are held for sale.

                                               Year Ended December 31,
                                               -----------------------
                                         (In thousands except per share data)
                                               2000               2001
 Pro forma:                                   -------            -------
    Revenue                                  $604,394           $655,455
    Net income                                 79,018            103,564
    Net income per common share - basic           .83               1.05
    Net income per common share - diluted         .79               1.00


 These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of the periods presented, nor do they purport to represent results of future operations of the merged companies.


 3. Marketable Securities and Investments:

 Information related to the Company's marketable securities and investments at December 31 is as follows:

                                                  2000                   2001
                                     Amortized    Fair     Amortized     Fair
 (in thousands)                         Cost     Value        Cost      Value
 -----------------------------------------------------------------------------
 United States Government securities  $15,810   $16,078     $19,600    $20,130
 State and municipal securities         4,429     4,052       6,379      6,437
 Foreign government securities            460       440         479        438
 Corporate securities                  31,813    31,641      29,137     30,134
 Mortgage and asset-backed securities     684       682       3,955      3,974
 -----------------------------------------------------------------------------
 Total debt securities                 53,196    52,893      59,550     61,113
 Equity securities                      8,652     7,364       7,522      7,034
 -----------------------------------------------------------------------------
 Total                                $61,848   $60,257     $67,072    $68,147
 Less-classified as current                       2,015                  2,381
 -----------------------------------------------------------------------------
 Classified as long-term                        $58,242                $65,766
 -----------------------------------------------------------------------------

 Gross unrealized gains and (losses) were $896,000 and $(2,487,000), respectively, at December 31, 2000 and $2,178,000 and $(1,105,000),
 respectively, at December 31, 2001.

 Contractual maturities of marketable debt securities at December 31 are as follows:

                                                  2000                   2001
                                     Amortized    Fair     Amortized     Fair
 (in thousands)                         Cost     Value        Cost      Value
 -----------------------------------------------------------------------------
 Due in one year or less             $ 2,038    $ 2,015     $ 2,362   $  2,381
 Due after one year through
   five years                         34,156     34,538      35,990     37,319
 Due after five years through
   ten years                           8,470      8,200       8,015      8,116
 Due after ten years                   8,532      8,140      13,183     13,297
 -----------------------------------------------------------------------------
 Total debt securities               $53,196    $52,893     $59,550    $61,113
 -----------------------------------------------------------------------------

 Gross realized gains and (losses) on sales or maturities of marketable securities were $1,564,000 and $(5,510,000), respectively, for the year ended December 31, 1999 and $1,795,000 and $(2,124,000) respectively, for the year ended December 31, 2000 and $672,000 and $(1,071,000) respectively, for the year ended December 31, 2001.

 Included in other long-term investments at December 31, 1999, 2000 and 2001 is an investment in a limited partnership which invests in equipment which is leased to third parties. The investment is accounted for on the equity method. The total investment in this limited partnership was $39,203,000 at December 31, 2000 and $47,054,000 at December 31, 2001 including $6,667,000 invested during 2001. The Company's proportionate share of the partnership's income was $1,605,000 in 1999, $2,300,000 in 2000 and $2,851,000 in 2001,
 and is included in interest income. Approximately 90% of this partnership is owned by parties related to a member of the Company's Board of Directors. All transactions are made on an arms-length basis at equal terms between all limited partners.

 4. Reinsurance:

 On October 1, 1996, in anticipation of being acquired by the Company, First Health Life and Health Insurance Company, formerly known as Loyalty Life Insurance Company ("Loyalty"), entered into a reinsurance agreement whereby it ceded 100 percent of its life insurance and annuity contracts in force ("pre-acquisition business") to a former affiliate, National Farmers. Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty which relate to pre-acquisition business are transferred to
 National Farmers. Additionally, the cash and investments transferred by Loyalty to National Farmers which support ceded insurance liabilities are held in escrow for the benefit of Loyalty's policy holders. Premiums and policy benefits, which are not material in amount, are ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Loyalty is currently seeking approvals from the insurance regulators and policy holders of each state, as necessary, which would result in the legal replacement of Loyalty by National Farmers. Such approvals would release Loyalty from future liability for its pre-acquisition business and result in the removal of such policy liabilities from the Company's consolidated balance sheets. The Company anticipates that it will take several years to receive the remainder of these approvals.

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

                                   Years Ended December 31,
 (in thousands)                   1999       2000       2001
 ------------------------------------------------------------
 Life and health premiums
  and contract charges:
 Direct                        $ 15,588   $ 17,678   $ 18,620
 Assumed                          1,483      1,256        944
 Ceded                           (9,398)    (6,759)    (4,892)
 ------------------------------------------------------------
 Net                           $  7,673   $ 12,175   $ 14,672
 ------------------------------------------------------------

 The recoverable amounts at December 31, 2001 include $26,140,000 estimated by the Company with respect to ceded unpaid losses (including claims incurred but not reported) which are not billable until the losses are paid. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, the amount ultimately recoverable may vary from amounts currently recorded.

 5. Accrued Expenses:

 Accrued expenses at December 31, 2000 include approximately $4,249,000 for merger-related restructuring expenses; 12,917,000 for accrued salaries, wages and benefits; and $3,025,000 for insurance accruals. Accrued expenses at December 31, 2001 include approximately $36,475,000 for merger-related restructuring expenses; $17,564,000 for accrued salaries, wages and benefits; and $4,586,000 for insurance accruals.

 6. Long-Term Obligations:

 On July 1, 1997, the Company entered into a $200 million revolving credit agreement (the "Agreement") to facilitate an acquisition. In August 1997, the Agreement was amended to increase available borrowings to $350 million. As of December 31, 2001, $197.5 million was outstanding under the Agreement. The revolving credit facility expires on June 30, 2002, however, management is working to finalize a renewed credit facility to be put in place prior to the expiration date which will refinance the debt on a long-term basis. The Agreement provides for interest at the LIBOR rate adjusted for the ratio of outstanding debt to earnings before interest, taxes, depreciation and amortization. As of December 31, 2001, the interest rate was approximately 4% per annum. The credit facility also has a compensating fee arrangement calculated at approximately 0.3% per annum of the total amount of the available borrowings.

 The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on investments, dividend payments and incurrence of additional indebtedness. At December 31, 2001, $350 million was available for dividend distributions under these provisions.

 7. Income Taxes:

 Components of the provision for income taxes are as follows:

                                        Years Ended December 31,
 (in thousands)                    1999           2000           2001
 ----------------------------------------------------------------------
 Current provision:
    Federal                      $ 27,667       $ 17,556       $ 33,216
    State                           5,349          3,834          9,987
 ----------------------------------------------------------------------
                                   33,016         21,390         43,203
 ----------------------------------------------------------------------
 Deferred provision:
    Federal                        11,515         28,771         24,974
    State                           2,687          6,075          1,884
 ----------------------------------------------------------------------
                                   14,202         34,846         26,858
 ----------------------------------------------------------------------
 Provision for income taxes      $ 47,218       $ 56,236       $ 70,061
 ----------------------------------------------------------------------

 Deferred tax assets and (liabilities) comprise the following, as of December 31:

 (in thousands)                              2000                  2001
 ----------------------------------------------------------------------
 Current assets:
    Purchase accounting reserves         $  1,680              $  7,259
    Revenue adjustments                     5,612                 6,275
    Allowance for doubtful accounts         4,272                 5,664
    Vacation accrual                        3,068                 4,248
    Other, net                              1,848                 3,983
 ----------------------------------------------------------------------
 Total current assets                      16,480                27,429
 ----------------------------------------------------------------------
 Non-current assets (liabilities):
    Tax benefit of limited
      partnership investment              (46,774)              (55,245)
    Internally developed software         (19,179)              (23,561)
    Intangible assets                       1,301               (16,480)
    Purchase accounting reserves                -                 5,087
    Depreciation                            4,094                 4,656
    Market value adjustment                   624                  (352)
    Other, net                              1,313                 1,067
 ----------------------------------------------------------------------
 Total non-current liabilities            (58,621)              (84,828)
 ----------------------------------------------------------------------
 Net deferred tax liabilities            $(42,141)             $(57,399)
 ----------------------------------------------------------------------


 Income tax benefits associated with the exercise of stock options were $1,087,000 in 1999, $12,714,000 in 2000 and $16,634,000 in 2001. Such
 amounts are credited to additional paid-in-capital.

                                        Years Ended December 31,
 (in thousands)                    1999           2000           2001
 ----------------------------------------------------------------------
 Provision for income taxes
   at federal statutory rate     $ 40,780       $ 48,599       $ 60,545
 State taxes, net of
   federal benefit                  5,584          6,506          7,548
 Expenses not deductible
   for income tax purposes          1,269          1,339          2,127
 Non-taxable interest
   income and dividends              (415)          (208)          (159)
 ----------------------------------------------------------------------
 Provision for income taxes      $ 47,218       $ 56,236       $ 70,061
 ----------------------------------------------------------------------

 8. Employment Agreements:

 The Company has employment agreements which expire between 2001 and 2003 with certain officers and key employees. The agreements provide for, among other things, annual base salaries aggregating $3,284,000 plus additional incentive compensation. The Company recorded incentive compensation to certain key officers and employees in the aggregate amount of $2,487,000 and $3,150,000 in 2000 and 2001, respectively. No incentive compensation was recorded in 1999.

 9. Stockholders' Equity:

 Employee Stock Purchase Plan: The Company maintains an Employee Stock Purchase Plan which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e., February 28 or 29 and August 31 of each year) at a purchase price which is 85% of the closing sale price of the shares as quoted on the Nasdaq national market on the first or last day of such purchase period, whichever is lower. A maximum of 4,000,000 shares has been authorized for issuance under the plan. As of December 31, 2001, 3,191,000 shares had been issued pursuant to the plan.

 Stock options: The Company maintains an Employee Stock Option Plan which provides for the granting of options to employees and consultants of the Company and its subsidiaries to purchase common stock at a price not less than 85% of fair market value at date of grant. These grants have contractual lives that range from 5 to 10 years.

 The Company also maintains a Stock Option Plan which provides for the granting of options to purchase common stock at fair market value at date of grant to non-employee members of its Board of Directors. These grants have a 10-year contractual life. The Company has also granted options to certain of its employees and members of its Board of Directors under individual option agreements, which expire between 2001 and 2008.

 The Company has extended loans to various members of management to enable them to exercise options to purchase shares of Company common stock. Each loan is secured by the common stock purchased and the Company has full recourse in the event of default. There were $1.6 million and $1.8 million of such loans outstanding at December 31, 2000 and 2001, respectively.

 The following table summarizes changes in common stock under option plans.


                                            Years Ended December 31,
(in thousands except price)          1999             2000               2001
--------------------------------------------------------------------------------
                                   Wtd.Avg.          Wtd.Avg.           Wtd.Avg.
                           # of    Exercise   # of   Exercise    # of   Exercise
                          Shares    Price    Shares   Price     Shares   Price
--------------------------------------------------------------------------------
Number of Shares:
Outstanding at beginning
  of the year             12,098   $10.06    17,060  $ 9.64     13,294   $10.34
Granted                    7,066     8.98     1,554   16.66      3,705    26.40
Exercised                   (704)    6.67    (4,858)   9.82     (3,457)    9.97
Canceled/expired          (1,400)   11.33      (462)  11.10       (164)   14.13
--------------------------------------------------------------------------------
Outstanding at end
  of the year             17,060     9.64    13,294   10.34     13,378    14.83
--------------------------------------------------------------------------------
Exercisable at
  December 31              7,718   $ 9.80     5,816  $10.73      5,331   $12.40
Available for grant          536              1,676              4,429
--------------------------------------------------------------------------------


 The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:


(# of shares in thousands)  Options Outstanding          Options Exercisable
----------------------------------------------------------------------------
                                  Wtd. Avg.
                                  Remaining    Wtd. Avg.          Wtd. Avg.
        Range of                Contractual    Exercise           Exercise
    Exercise Price     Shares  Life In Years    Price    Shares    Price
----------------------------------------------------------------------------
 $ 1.00 to $10.00      4,114        4.01       $ 7.73      775    $ 7.25

 $10.01 to $20.00      5,474        4.40        12.20    4,166     12.05

 $20.01 to $30.00      3,790        6.74       $26.34      390    $26.36


 The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). The following table presents pro forma financial results if compensation cost had been recorded consistent with the provisions of SFAS No. 123:

                                               Years ended December 31,
 (in thousands except per share amounts) 1999           2000           2001
 ---------------------------------------------------------------------------
 Compensation cost - pretax           $ 12,687       $ 18,091       $ 15,982
 Proforma net income                    61,751         71,855         93,105
 Proforma net income per
   common share - basic                    .61            .75            .95
 Proforma net income per
   common share - diluted             $    .61       $    .72       $    .91

 The weighted average fair values at date of grant for options granted during 1999, 2000 and 2001 were $7.51, $16.09 and $12.20, respectively, and were estimated using the Black-Scholes option pricing model with the following assumptions:

                                              Years ended December 31,
                                         1999           2000           2001
 ---------------------------------------------------------------------------
 Risk-free interest rate                 5.08%          6.06%          4.16%
 Dividend yield                             -              -             -
 Expected volatility                    47.21%         49.03%         47.37%
 Expected life in years                 1 to 5         1 to 7         1 to 7

 Treasury Stock: The Company's Board of Directors has approved the repurchase of up to 15 million shares of the Company's outstanding common stock under its current authorization. Purchases may be made from time to time depending on market conditions and other relevant factors. The Company had approximately 5.2 million shares available for repurchase under its current repurchase authorization as of December 31, 2001.

 During 1999, the Company repurchased 5,324,000 shares of its outstanding common stock in the open market for a total cost of $100,185,000. During 2000, the Company repurchased 1,705,000 shares of its outstanding common stock in the open market for a total cost of $46,059,000. The Company did not repurchase any common stock shares during 2001. The repurchased stock was recorded as treasury stock, at cost, and is available for general corporate purposes. In connection with the exercise of options to purchase 832,000 shares of common stock during 2000, certain employees paid the exercise price by delivering to the Company approximately 273,000 shares of previously acquired stock.

 In connection with its stock repurchase program, at December 31, 1999, the Company had outstanding put options which obligated the Company, at the election of the option holders, to repurchase up to 1,500,000 shares of common stock at prices ranging from $20.50 to $21.00 per share. No such put options were outstanding as of December 31, 2000 or December 31, 2001. During 1999, 977,000 shares were put to the Company at a total cost of $22,892,000. These shares were recorded as treasury stock, at cost, and are available for general corporate purposes. In 1999, the Company settled 573,000 puts by delivering $4,429,000 in cash to the option holders.

 Employee Benefit Plan: The Company maintains a Savings and Investment Plan which allows eligible employees to allocate up to 15% of their salary, through payroll deductions, among various mutual funds. The Company matches 75% of the employee's contribution, up to 6% of his or her salary. The cost of this plan (net of forfeitures) was $3,708,000 in 1999, $3,442,000 in 2000 and $4,180,000 in 2001.

 10. Commitments and Contingencies:

 The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings which constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health
 Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, has acted as the program's fiscal agent intermediary for 20 years. The OIG report included allegations that from 1993 to 1996 Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the outcome of the claim or the investigation will have a material adverse affect on the Company's business or financial position.

 Leases: The Company leases office facilities under leases through 2010. At December 31, 2001, future minimum annual rental commitments, gross of amounts under contractual sublease agreements, were as follows:


      (in thousands)
      ------------------------------------
      Years Ending December 31,     Amount
      ------------------------------------
      2002                       $  11,973
      2003                           9,064
      2004                           5,791
      2005                           5,077
      2006                           4,503
      Thereafter                    13,240
      ------------------------------------
      Total                      $  49,648
      ------------------------------------

 Total rent expense, recognized under the straight-line method, was $7,336,000 in 1999, $7,849,000 in 2000 and $9,904,000 in 2001.

 Agreement with EDS: The Company has an agreement (the "EDS Agreement") with Electronic Data Systems Corporation ("EDS"), primarily for the purpose of developing and jointly marketing medical and administrative cost management services to workers' compensation payers. The initial term of the EDS Agreement was to January 1, 2005, and has been extended to at least 2010. EDS provides data processing, electronic claims transmission and marketing support services to the Company. Fees paid by the Company to EDS for its medical cost management services is based upon the greater of a specified minimum annual payment (based on 1999 fees), or a per-bill charge plus percentage of savings method.

 EDS processes all of the workers' compensation fee schedule claims for the Company. Although there are other data processing service organizations available, a loss of EDS's services would adversely affect the operating results of the Company's fee schedule service business.

 11. Major Customers:

 During 1999 and 2000 the Company had no customers which individually accounted for 10% or more of revenues. During 2001, the Company had one customer (Mail Handlers Benefit Plan) which accounted for 12.7% of revenues.

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

 13. Quarterly Financial Data (Unaudited):

 The following is a summary of unaudited results of operations ($ in thousands except per share data) for the years ended
 December 31, 2000 and 2001.

                                       Year Ended December 31, 2000
                                First      Second       Third       Fourth
                               Quarter     Quarter     Quarter      Quarter
 ---------------------------------------------------------------------------
 Revenue                      $122,475    $125,884    $128,065      $130,317
 Net income                   $ 19,612    $ 20,533    $ 20,753      $ 21,721
 Net income per common
   share - basic              $    .21    $    .21    $    .22      $    .23
 Weighted average shares
   outstanding - basic          95,424      95,940      95,788        95,580
 Net income per common
   share - diluted            $    .20    $    .21    $    .21      $    .22
 Weighted average shares
   outstanding - diluted        99,062      99,968      99,750       100,068
 ---------------------------------------------------------------------------


                                       Year Ended December 31, 2001
                                First      Second       Third       Fourth
                               Quarter     Quarter     Quarter      Quarter
 ---------------------------------------------------------------------------
 Revenue                      $136,984    $138,949    $152,207      $164,968
 Net income                   $ 24,400    $ 25,329    $ 26,364      $ 26,827
 Net income per common
   share - basic              $    .25    $    .26    $    .27      $    .27
 Weighted average shares
   outstanding - basic          96,726      97,765      99,280        99,698
 Net income per common
   share - diluted            $    .24    $    .25    $    .25      $    .26
 Weighted average shares
   outstanding - diluted       101,698     102,396     103,946       104,343
 ---------------------------------------------------------------------------


 Corporate and Investor Information

 Form 10-K. The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2001 with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:
 Joseph E. Whitters, Vice President, Finance and Chief Financial Officer, First Health Group Corp., 3200 Highland Avenue, Downers Grove, IL 60515.

 Common Stock. First Health Group Corp. common stock is quoted on the Nasdaq National Market under the symbol FHCC. The following tables show the quarterly range of high and low sales prices of the common stock during the calendar periods indicated:
                      High       Low
   ----------------------------------
   2000
   First Quarter    $ 16.13   $ 10.75
   Second Quarter     18.63     14.03
   Third Quarter      17.53     10.81
   Fourth Quarter     24.81     16.19
   ----------------------------------
   2001
   First Quarter    $ 23.63   $ 17.31
   Second Quarter     28.80     21.38
   Third Quarter      30.40     23.38
   Fourth Quarter     29.33     21.35
   ----------------------------------
   2002
   Through March 14  $25.98    $22.00

 As of March 14, 2002, the Company had 826 stockholders of record.

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