Form 10-K, Exhibit 13
period 2002-12-31
FIRST HEALTH GROUP CORP
filed 2003-03-26
CIK 812910

EXHIBIT 13


 Selected Financial Data
 -----------------------
                                                   Years Ended December 31,
 (in thousands except per share data)    1998      1999      2000      2001      2002
 --------------------------------------------------------------------------------------
 Statement of operations data:
 Revenues                             $ 503,077 $ 458,493 $ 506,741 $ 593,108 $ 759,966
 --------------------------------------------------------------------------------------
 Operating expenses:
     Cost of services                   228,108   215,480   225,783   261,985   336,094
     Selling and marketing               49,574    45,588    48,377    58,416    77,878
     General and administrative          42,724    36,549    34,201    39,598    55,057
     Health care benefits                18,542     6,192    13,044    13,293    15,455
     Depreciation and amortization       25,235    29,445    38,389    46,527    56,077
     Interest income                    (20,470)   (6,293)   (6,639)   (6,844)   (6,698)
     Interest expense                    12,642    15,017    14,731     7,152     5,454
 --------------------------------------------------------------------------------------
 Total operating expenses               356,355   341,978   367,886   420,127   539,317
 --------------------------------------------------------------------------------------
 Income before income taxes             146,722   116,515   138,855   172,981   220,649
 Income taxes                           (58,719)  (47,218)  (56,236)  (70,061)  (87,711)
 --------------------------------------------------------------------------------------
 Net income                           $  88,003 $  69,297 $  82,619 $ 102,920 $ 132,938
 --------------------------------------------------------------------------------------
 Weighted average shares
   outstanding-basic(1)                 123,340   100,540    95,698    98,333   100,697
 Net income per common
   share-basic(1)                     $     .71 $     .69 $     .86 $    1.05 $    1.32
 --------------------------------------------------------------------------------------
 Weighted average shares
   outstanding-diluted(1)               125,316   102,006    99,740   103,055   104,258
 Net income per common
   share-diluted(1)                   $     .70 $     .68 $     .83 $    1.00 $    1.28
 --------------------------------------------------------------------------------------
 Balance sheet data:
 --------------------------------------------------------------------------------------
      Cash and investments            $ 199,776 $ 128,596 $ 127,582 $ 137,353 $ 152,712
      Working capital                    15,409    31,425    40,270  (159,130)    1,199
      Total assets                      557,879   488,734   491,596   780,734   843,361
      Total liabilities
        (excluding debt)                194,752   162,002   182,683   243,935   309,215
      Debt outstanding                  225,000   240,000   127,500   197,500   120,000
      Stockholders' equity            $ 138,127 $  86,732 $ 181,413 $ 339,299 $ 414,146
 --------------------------------------------------------------------------------------
 (1) All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 23, 1998 to stockholders of record on June 2, 1998.

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

 Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; competition from other managed care companies; customer contract cancellations; the ability to expand certain areas of the Company's business; shifts in customer demands; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business. In addition, if the Company does not continue to successfully implement new contracts, programs and control healthcare benefit expenses; or if the Company does not successfully integrate the recently acquired Mail Handlers Benefit Plan administrative assets (discussed below); then the Company may not achieve its anticipated 2003 financial results.

 Significant  Developments.

    Overview.   The following  information  concerning  significant  business developments during 2002 is important to understanding the Company's 2002 financial results.

    Mail Handlers Benefit Plan On April 16, 2002, the Company increased its business relationship with the National Postal Mail Handlers Union (the "Union"), the sponsors of the Mail Handlers Benefit Plan (the "Plan"). As a result of the Company's acquisition of Claims Administration Corporation ("CAC"), the prior underwriter and claims administrator of the Plan, the Company was able to assume underwriting and claims administration services to the Union and Plan in mid-2002. The new arrangements were built on an existing contract through which the Company provides The First Health[R] Network to the Plan's members. Through two important new contracts effective January 1, 2003, the Company and its wholly-owned subsidiary insurance companies, First Health Life and Health Insurance Company and Cambridge Life Insurance Company, will continue to be the underwriter and the claims administration provider to the Plan and, in addition, provide health benefit services to the Plan. Health benefit services include PPO and clinical management services. In addition, the Union has notified us that we have been awarded a third contract for Pharmacy Benefit Administration services, effective January 1, 2003, and that contract is being negotiated with the Union. The Plan has nearly 400,000 federal employees and annuitants representing approximately one million members nationwide, and is one of the nation's largest health plans. The Plan is the Company's largest customer with revenues earned of approximately $160 million or 21% of total Company revenue in 2002. The Company expects the Plan to constitute approximately 25% of the 2003 revenue (discussed later in the MD&A section of this report).

 On July 1, 2002, the Company acquired the stock of CAC, a subsidiary of Continental Casualty Company, which was the provider of many of the services required by the Plan (see Note 2 to the Consolidated Financial Statements), for a purchase price of $18 million. In connection with this acquisition, the Company assumed the responsibility for supporting the Plan effective July 1, 2002. The acquisition includes the transfer of approximately 1,000 CAC employees and related assets which support the Plan in various offices throughout the United States. These employees have assumed the same function for First Health, providing the Company with an experienced team of personnel already accustomed to administering the one-million-member Plan. The Company believes this acquisition significantly reduced the need for typical implementation efforts related to these new contracts. The acquisition was financed from borrowings under the Company's line of credit.

    CCN Acquisition On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA-The Healthcare Company and VH Holdings, Inc. (collectively, the "Sellers") for a purchase price of $195 million in cash, plus a working capital adjustment which increased the purchase price to $198 million. The acquisition was closed pursuant to the terms of a Stock Purchase Agreement, dated as of May 18, 2001 (as amended as of August 16,
 2001), among the Company and the Sellers. The acquisition was financed from borrowings under the Company's line of credit. At the date of acquisition, the Company reviewed the various businesses comprising the CCN Companies and determined to hold PW and the Resource Opportunity, Inc. ("ROI") business of CCN for sale. The Company completed the sale of ROI on December 28, 2001 for a gross sales price of $9 million. The sale of PW was completed on June 28, 2002 for a gross sales price of $4.1 million. The Company realized approximately $10  million  from  these sales  after  selling  expenses  and liabilities assumed. The Company increased the goodwill on the CCN acquisition by $6 million as a result of the completion of these sales.

 In conjunction with the acquisition, the Company recorded as part of the purchase price a $41.1 million reserve for restructuring and integration costs as part of an overall plan to reduce operating expenses and integrate the business of the acquired companies. During the third quarter of 2002, the Company reduced the reserve by $14.4 million. This reserve reduction is due primarily to revisions in the cost of facilities integration and a reduction in losses on assumed contracts as discussed below. The specific actions included in the restructuring plan were substantially completed by December 31, 2002. The actions taken to implement the restructuring plan generated in excess of $30 million in annualized savings for the Company primarily from lower salaries and benefits costs and, to a lesser extent, lower overall operating expenses during 2002. Components of the purchase reserve are as follows:

                             Accrual
 (in thousands)     Total    Balance              Amount              Balance
 --------------    Charges  12/31/01  Adjustment   Paid     Reclass  12/31/02
                    ------   -------    -------   ------    -------    ------
 Severance and
  related          $13,712  $  6,031   $     --  $(4,495)  $     --   $ 1,536
 Facilities
  integration       10,370     9,528     (4,685)  (3,726)        --     1,117
 Contract losses    10,000     9,750     (9,257)    (197)        --       296
 Other reserves      7,031     7,028       (481)    (279)    (5,237)    1,031
                    ------   -------    -------   ------    -------    ------
 Total             $41,113  $ 32,337   $(14,423) $(8,697)  $ (5,237)  $ 3,980
                    ======   =======    =======   ======    =======    ======

 The restructuring plan included the reduction of employees from various offices within the United States. The Company has reduced the number of CCN employees from approximately 1,300 at the time of the acquisition of CCN to approximately 580 at December 31, 2002. Approximately $12.2 million has been paid for severance and related employee benefits as of December 31, 2002. The severance and related benefits accrued at December 31, 2002 represent costs for payments over the next twelve months for headcount reductions already incurred.

 Facilities integration costs represent the costs to integrate CCN's facilities into the Company's existing operations. The majority of the facilities integration costs have been incurred to consolidate CCN's former corporate headquarters and various sales offices throughout the United States. During the quarter ended September 30, 2002, the Company reduced the reserve for facilities integration by $4.7 million as the Company has capitalized a substantial amount of integration work as internally developed software that has future use in accordance with SOP 98-1,"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs were originally included in the purchase accounting reserve. Approximately $4.6 million of costs for facilities integration have been charged to the purchase accounting reserve as of December 31, 2002. The majority of the remaining facilities integration costs are expected to be incurred during 2003.

 Contract losses relate to the anticipated net loss to be incurred on an assumed contract to provide certain screening services to individuals who have agreed to be bound by a proposed settlement in a legal matter. CCN signed a contract in March 2000 to provide these services for four years and the Company has agreed to have its network providers provide these services after the acquisition of CCN. The Company currently estimates that as many as 325,000 covered persons may seek such screening services. During the quarter ended September 30, 2002, the Company reduced the reserve for contract losses by $9.3 million. This reduction was due primarily to operational efficiencies the Company has achieved in the completion of these screening services. Approximately $0.4 million of costs of this contract have been charged to the purchase reserve as of December 31, 2002.

 Other reserves represent various operational liabilities the Company has incurred to fully integrate the Company's operations. During the quarter ended September 30, 2002, the Company reduced other reserves by $0.5 million as the Company has revised several operational liability assumptions associated with the acquisition. During the quarter ended December 31, 2002, the Company reclassed $5.2 million of reserves for pre-acquisition tax contingencies to the deferred tax liabilities amount in the Consolidated Balance Sheet. Approximately $0.3 has been charged to the reserve as of December 31, 2002. The majority of the remaining other reserves are expected to be utilized in 2003.

    HCVM Acquisition On May 1, 2002, the Company completed the acquisition of HealthCare Value Management ("HCVM") for an initial purchase price of $24 million plus additional amounts to be paid upon the completion of certain financial performance measures. The Company will pay $3.1 million in March 2003 and anticipates paying an additional $3.3 million in 2003 for contractual obligations based on financial performance measures that HCVM has met. HCVM is a New England based PPO company, headquartered in suburban Boston. The acquisition was financed from borrowings under the Company's line of credit. The integration of the HCVM operations was substantially completed by December 31, 2002.

    Stock Split On May 22, 2001, the Company's Board of Directors authorized a 2-for-1 common stock split in the form of a 100% stock distribution. The split was payable on June 25, 2001 to stockholders of record on June 4, 2001. Treasury shares were not split. However, an adjustment was made to the stockholders' equity section of the Consolidated Balance Sheet to split the cost of treasury stock (in effect, a cancellation of treasury shares by reducing paid-in-capital and retained earnings). All historical common share amounts, per share amounts and stock option data for all periods presented have been restated to give effect to this 100% stock distribution.

 Results of Operations. The following table presents the Company's sources of revenues and percentages of those revenues represented by certain statement of operations items.

                                                   Years Ended December 31,
 --------------------------------------------------------------------------
 Sources of revenue:
   ($ in thousands):        2000      %      2001       %      2002       %
 --------------------------------------------------------------------------
 PPO services            $ 272,196   54   $ 346,944    59   $ 437,822    58
 Claims administration     153,807   30     167,905    28     237,473    31
 Fee schedule services      36,848    7      35,262     6      40,476     5
 Clinical management
   services                 31,715    6      28,325     5      28,654     4
 Premiums, net              12,175    3      14,672     2      15,541     2
 --------------------------------------------------------------------------
 Total                   $ 506,741  100   $ 593,108   100   $ 759,966   100
 --------------------------------------------------------------------------

                                        Years Ended December 31,
 --------------------------------------------------------------------------
 Percent of revenue:              2000             2001             2002
 --------------------------------------------------------------------------
 Expenses:
   Cost of services                45%              44%              44%
   Selling and marketing           10               10               10
   General and administrative       7                7                7
   Health care benefits             2                2                2
   Depreciation and amortization    7                8                8
   Interest income                 (1)              (1)              (1)
   Interest expense                 3                1                1
 --------------------------------------------------------------------------
 Subtotal                          73               71               71
 --------------------------------------------------------------------------
 Income before income taxes        27               29               29
 --------------------------------------------------------------------------
 Net income                        16%              17%              17%
 --------------------------------------------------------------------------

 Revenues. The Company's revenues consist primarily of fees for cost management services provided under contracts on a percentage of savings basis (PPO services) or on a predetermined contractual basis (claims administration, fee schedule, clinical management services and, to a lesser extent, PPO services). Revenues also include a small amount of premium revenue. Total revenues increased $166,858,000 (28%) from 2001 to 2002 and increased $86,367,000 (17%) from 2000 to 2001. The increase in revenues from 2001 to 2002 is due primarily to growth in PPO revenue and to revenue from the administration of the Plan associated with the acquisition of CAC. The increase in revenue from 2000 to 2001 was also due primarily to growth in PPO revenue as well as the CCN acquisition.

 Revenue from PPO services increased from 2000 to 2002 as a result of numerous new clients such as Mail Handlers Benefit Plan, existing clients utilizing more PPO services, the addition of new medical providers to the PPO network and to the addition of CCN and HCVM revenue. Claims administration primarily represents revenue earned from processing claims in client-sponsored health care plans. The increase from 2001 to 2002 reflects the CAC business discussed above. The increase from 2000 to 2001 reflects the addition of new business particularly in the commercial sector. Fee schedule services revenue increased from 2001 to 2002 due primarily to the inclusion of CCN business. Fee schedule services revenue decreased from 2000 to 2001 due to the loss of General Motors and some smaller workers' compensation carriers who have exited the business. This loss of business was partially offset by approximately $6 million in CCN revenue. Revenue from clinical management services increased from 2001 to 2002 due primarily to new business. Revenue from clinical management services decreased from 2000 to 2001 due to the loss of business from focusing on multi-sited, national employers as well as the termination of various healthcare management contracts with various state Medicaid programs. Premium revenue increased from 2000 to 2002 as a result of new and existing clients that were sold stop-loss insurance contracts.

 Change in Revenue Reporting. Effective for the quarter ending March 31, 2003, the Company will report its revenue as follows:

        Group Health Revenue
        Workers' Compensation Revenue
        Public Sector Revenue

 Additionally, its group health and workers' compensation revenue will be further broken down between PPO Services and PPO plus Administrative Services. The Company believes this revenue presentation represents how the Company currently sells its services. The Company is selling a predominance of its group health PPO services coupled with administrative services (especially claims administration) and, to a lesser extent, its workers' compensation PPO services are often coupled with fee schedule services. If the Company had used this presentation methodology for the years 2000 through 2002, its revenues would have been presented as follows:

                                           Years ended December 31,
   (in thousands)                     2000           2001           2002
   --------------                    -------        -------        -------
   Group Health
      PPO                           $152,496       $200,497       $210,846
      PPO plus Admin Services        140,576        145,877        255,341
                                     -------        -------        -------
      Total Group Health             293,072        346,374        466,187

   Workers' Compensation
      PPO                             29,707         40,429         54,961
      PPO plus Admin Services         77,106         90,297        106,363
                                     -------        -------        -------
      Total Workers' Compensation    106,813        130,726        161,324

   Public Sector                     106,856        116,008        132,455
                                     -------        -------        -------
   Total Revenue                    $506,741       $593,108       $759,966
                                     =======        =======        =======

 Cost of Services. Cost of services increased $74,109,000 (28%) from 2001 to 2002 due primarily to the inclusion of CCN costs, HCVM costs and the costs associated with the administration of the Plan. Cost of services increased $36,202,000 (16%) from 2000 to 2001 due primarily to the inclusion of CCN costs for the last four months of 2001. Cost of services consists primarily of salaries and related costs for personnel involved in claims administration, PPO administration, development and expansion, clinical management programs, fee schedule, information technology and other cost management and administrative services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. Cost of services as a percent of revenue decreased from 45% in 2000 to 44% in 2001 and 2002. The Company has achieved significant operating efficiencies as CCN has been substantially integrated into the Company's business. The Company has made significant technology infrastructure investments between 2000 and 2002 which are intended to further improve the efficiency of its operations. Historically, the Company has invested approximately 10% of revenue in its infrastructure and currently expects to continue this level of investment.

 Selling and Marketing. Selling and marketing expenses increased $19,462,000 (33%) from 2001 to 2002 due primarily to increased expenditures for the Company's national marketing campaign and to the addition of CCN costs. The Company began a national consumer advertising campaign in the third quarter of 2002 designed to increase name recognition. The campaign includes television commercials, print ads and billboard ads in a number of markets. To a lesser extent, the increase in selling and marketing costs is due to costs associated with the administration of the Plan. Selling and marketing expenses increased $10,039,000 (21%) from 2000 to 2001 due primarily to increased expenditures for the Company's national marketing campaign and to the addition of CCN sales personnel. As a percentage of revenues, selling and marketing expenses have remained approximately 10% from 2000 to 2002.

 General and Administrative. General and administrative expenses increased $15,459,000 (39%) from 2001 to 2002 due primarily to the inclusion of CCN costs and costs associated with the administration of the Plan. General and administrative expenses increased $5,397,000 (16%) from 2000 to 2001 due primarily to the inclusion of CCN costs.

 Health Care Benefits. Healthcare benefit expenses increased $2,162,000 (16%) from 2001 to 2002 and $249,000 (2%) from 2000 to 2001. These expenses represent medical losses incurred by insureds of the Company's insurance entities. The medical loss ratio (healthcare benefits as a percent of premiums) was 107% for 2000, 91% for 2001 and 99% for 2002. The Company's insurance business is small and volatile, so the loss ratio is somewhat unpredictable. Management continues to review the book of business in detail to minimize the loss ratio. Stop-loss insurance is related to the PPO and claims administration businesses and is used as a way to attract additional PPO business which is the Company's most profitable product.

 Depreciation and Amortization. Depreciation and amortization expenses increased $9,550,000 (21%) from 2001 to 2002 and $8,138,000 (21%) from 2000 to 2001. These expenses increased from 2000 to 2002 principally as a result of the significant infrastructure investments made over the past several years and, to a lesser extent, amortization of intangible assets related to the various acquisitions the Company has made. As a percentage of revenues, these costs increased from 7% in 2000 to 8% in 2001 and 8% in 2002.
 Depreciation expense will continue to grow primarily as a result of continuing investments the Company is making in its infrastructure. The increase was partially offset by the reduction in goodwill amortization of $4,986,000 in 2002 due to the adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and other Intangible Assets"(see
 Note 1 to the Consolidated Financial Statements).

 Interest Income. Interest income decreased $146,000 (2%) from 2001 to 2002 and increased $205,000 (3%) from 2000 to 2001. Interest income represented 1% of revenues in 2000, 2001 and 2002. Interest income has remained fairly constant as the Company has used much of its available cash to repay debt and repurchase its common stock.

 Interest Expense. Interest expense decreased $1,698,000 (24%) from 2001 to 2002 and $7,579,000 (51%) from 2000 to 2001 due primarily to the debt repayment the Company has made with its available cash. Interest expense represents interest incurred on the Company's revolving credit agreement. The floating interest rate incurred was between 3% and 7% from 2000 to 2002.

 Income Taxes. Income taxes were provided at an effective rate of approximately 40% from 2000 to 2002. The higher than statutory rate for the three years includes provisions for state income taxes and expenses that are not deductible for income tax purposes.

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

 Other Information. There continues to be discussion of health care reform. Although specific features of any legislation that ultimately may be enacted into law cannot be predicted at this time, based on the Company's review of legislation previously considered by Congress and various state legislatures, management believes that the Company's existing programs and those under development provide a foundation that will help prevent any material adverse affect on the operations of the Company.

 Liquidity and Capital Resources. The Company had positive working capital of $ 1,199,000 at December 31, 2002 compared to negative working capital of $159,130,000 at December 31, 2001 and positive working capital of $40,270,000 at December 31, 2000. All of the Company's outstanding debt at December 31, 2001 was classified as a current liability as the Company's credit facility was due to expire on June 30, 2002. On April 23, 2002, the Company obtained a new credit facility which matures in 2007; consequently, the outstanding debt is now classified as long-term. Total cash and investments of the Company amounted to $152,712,000 at December 31, 2002, $137,353,000 at December 31, 2001 and $127,582,000 at December 31, 2000.

 For the three year period ended December 31, 2002, the Company generated $600,092,000 of cash from operating activities. During 2002, investment activities used $117,965,000 in cash representing capital expenditures of $71,583,000, acquisitions of $42,959,000 and net purchases of investments of $4,346,000 partially offset by $923,000 in changes in assets held for sale (relating to the sales of ROI and PW). Investment activities used $267,547,000 in cash during 2001 representing $189,645,000 used to acquire the CCN Companies (net of $9,000,000 received for the sale of ROI), net purchases of investments of $14,248,000 and capital expenditures of $63,654,000. Investment activities used $67,270,000 in cash during 2000 representing net purchases of investments of $4,828,000 and capital expenditures of $62,442,000. Financing activities used $152,715,000 in cash during 2002 representing $77,500,000 in repayment of long-term debt (net of $240,000,000 in debt issuance) and $109,322,000 in purchases of Company common stock (representing 4,515,000 shares) partially offset by $32,243,000 in proceeds from issuance of common stock (representing 3,163,000 shares), $1,489,000 in stock option loan repayments (net of $2,272,000 in stock option loans granted) and $375,000 in proceeds from the sale of put options. Financing activities provided $106,662,000 in cash during 2001 representing $70,000,000 in net proceeds from issuance of long-term debt (net of $145,000,000 in repayment of debt) and $36,807,000 in proceeds from issuance of common stock (representing 3,616,000 shares) partially offset by $145,000 in stock option loans to employees (net of $1,594,000 in loan repayments). Financing activities used $116,044,000 in cash during 2000 representing $112,500,000 in net reductions of long-term debt and $46,059,000 in purchases of treasury stock (representing 1,705,000 shares) partially offset by $40,907,000 in proceeds from the issuance of common stock (representing 1,693,000 shares), $1,228,000 in stock option loan repayments (net of $3,637,000 in stock option loans granted) and $380,000 in sales of put options.

 The Company had a revolving line of credit in the amount of $350 million which was due to expire on June 30, 2002. On April 23, 2002, the Company obtained a new $400 million revolving line of credit that replaced the previous credit facility. The new facility has a five-year term and provides for interest at a Euro dollar rate (which approximates LIBOR) plus a variable margin and a facility fee that fluctuate based on the Company's debt rating. As of December 31, 2002, $120 million was outstanding under the new facility.

 The following table summarizes the contractual obligations the Company has outstanding as of December 31, 2002:

     (in thousands)                            Revolving
     Years Ending December 31,     Leases   Line of Credit    Total
     -------------------------     ------       -------       -------
     2003                         $12,922      $     --      $ 12,922
     2004                          10,344            --        10,344
     2005                           8,242            --         8,242
     2006                           4,957            --         4,957
     2007                           3,848       120,000       123,848
     Thereafter                     7,282            --         7,282
                                   ------       -------       -------
     Total                        $47,595      $120,000      $167,595
                                   ======       =======       =======

 The Company believes that its working capital, long-term investments, credit facility and cash generated from future operations will be sufficient to fund the Company's operations and anticipated expansion plans.

 Company Stock Options. The Company maintains employee and director stock option plans that provide for the granting of options to employees, directors and consultants of the Company and its subsidiaries to purchase common stock at the fair market value at date of grant. The Company has granted stock options to all employees meeting certain defined performance requirements annually since 1988. Management believes this plan has been invaluable in finding, attracting, retaining and providing incentive to employees by offering them an ownership interest in the Company.

 The Company elected the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148. The Company continues to account for its employee and director stock compensation under the intrinsic valve method in accordance with APB No. 25.

 Market Risk. Market risk is the risk that the Company will incur losses due to adverse changes in interest rates and prices. The Company's market risk exposure is limited to the $69,184,000 and $68,147,000 of marketable securities owned by the Company at December 31, 2002 and 2001, respectively, and the $120,000,000 and $197,500,000 of variable rate debt owed by the Company at December 31, 2002 and 2001, respectively. The Company does not hold any market risk sensitive instruments for trading purposes. The Company has established policies and procedures to manage sensitivity to interest rate and market risk. These procedures include the monitoring of the Company's level of exposure to each market risk and the use of derivative financial instruments to reduce risk.

 The Company's  marketable  equity  and debt  securities  are  classified  as available for sale and are recorded in the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss) in stockholders' equity, net of applicable deferred taxes. As of December 31, 2002, the fair value of the Company's marketable securities was $69,184,000, consisting of $64,904,000 invested in debt securities and $4,280,000 invested in equity securities. As of December 31, 2001, the fair value of the Company's marketable securities was $68,147,000, consisting of $61,113,000 invested in debt securities and $7,034,000 invested in equity securities. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities, including derivative financial instruments. Assuming a hypothetical 20% increase in interest rates as of December 31, 2002, the estimated reduction in future earnings, net of tax, would be less than $1.0 million. Assuming the same 20% increase in interest rates as of December 31, 2001, the estimated reduction in future earnings, net of tax, would also have been less than $1.0 million. Equity price risk arises when the Company could incur economic losses due to adverse changes in a particular stock index or price. The Company's investments in equity securities are exposed to equity price risk and the fair value of the portfolio is correlated to the S&P 500. At December 31, 2002, management estimates that an immediate 10% decrease in the S&P 500 would result in a decrease in the fair value of its equity securities of less than $1.0 million. Management estimated that a 10% decrease in the S&P 500 at December 31, 2001 would have affected the fair value of its equity securities by less than $1.0 million.

 Critical Accounting Policies. The consolidated financial statements are prepared with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on the Company's financial position or results of operations. However, to the extent that the estimates used differ from actual results, adjustments to the statement of operations and the balance sheet would be necessary. Some of the more significant estimates include the recognition of revenue, allowance for doubtful accounts and insurance claim reserves. The Company uses the following techniques to determine estimates:

 Revenue recognition - The Company receives revenues for PPO services, claims administration services, fee schedule services, clinical cost management and other services on a predetermined contractual basis (such as a percentage of the derived savings). Revenues on a percentage of savings basis for PPO services are recognized based upon client claims processed. Additionally, the Company records revenues based upon a fixed fee per covered participant, and the fee varies depending upon the programs selected or on a per-transaction basis. Within the Company's fiscal agent business, the Company has certain contracts to develop software for Medicaid claims adjudication. The Company's policy is to recognize revenue for services under these contracts as milestones are met and customer acknowledgment of such achievement of milestones is received.

 PPO revenue and, to a lesser extent, claims administration revenue are recognized net of estimated fees associated with claims that a client is not responsible for reimbursing (such as claims from ineligible members, non-insured services and other insurance being the primary payor). In a limited number of cases, client contracts include performance guarantees. Adjustments to revenue related to guarantee amounts are recognized as known and/or earned. In other cases, estimates are made of the annual savings rates and revenues are recognized in accordance with these estimates. Periodically, specific client-related accounts receivable issues may impact revenue recognition including issues where a client disputes specific items from the current year's monthly billings.

 Allowance for doubtful accounts - The allowance for doubtful accounts is maintained at an amount management considers appropriate in relation to the outstanding receivable balance based on factors such as portfolio credit risk quality, historical loss experience and current economic circumstances. These factors require management judgment; different assumptions or changes in economic circumstances could result in changes to the allowance for doubtful accounts.

 Insurance claim reserves - Claims reserves are developed based on medical claims payment history adjusted for specific benefit plan elements (such as deductibles) and expected savings generated by utilization of The First Health [R] Network. Based upon this process, management believes that the insurance claims reserves are appropriate; however, actual claims incurred and actual settlement values of claims may differ from the original estimates requiring adjustments to the reserves.

 Derivative Financial Instruments. As discussed in Note 13 to the consolidated financial statements, the Company may use derivative financial instruments to reduce interest rate risk and potentially increase the return on invested funds and to manage the cost of its common stock repurchase programs. In addition, collateralized mortgage securities have been purchased that have relatively stable cash flow patterns in relation to interest rate changes. Investments in derivative financial instruments are approved by the Board of Directors of the Company. The Company has no derivatives outstanding at December 31, 2002.

 HIPAA Administrative Simplification. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") directed the Department of Health and Human Services ("HHS") to issue regulations setting standards for the electronic exchange of health care claims information among health care providers, payors, and plans ("EDI"), as well as security for the exchange of information via the internet ("E-Commerce"). This directive is commonly referred to as "HIPAA Administrative Simplification". HHS has issued several rules with various implementation dates in 2002 and 2003. The Company has met and management anticipates the Company will meet all the current and future implementation dates and continues to monitor HHS activity for future decisions which may affect the Company's business operations.

 The Company has instituted a corporate HIPAA Administrative Simplification Committee and Workgroup to identify processes, systems or policies that will require modification and to implement appropriate remediation and contingency plans to avoid any adverse impact on its ability to perform services in accordance with the applicable standards. The Company is also communicating with significant third-party business partners to assess their readiness and the extent to which the Company will need to modify its relationship with these third parties when conducting EDI (Electronic Data Interchange) or E-commerce.

 The cost for this compliance effort is expected to be approximately $5 million and is already included in the Company's current EDI and E-Commerce initiatives. However, there can be no guarantee that the costs will not materially differ from those anticipated or that the Company will not be materially impacted. Additionally, the Company expects to receive reimbursement directly from a number of its clients due to the nature of the contractual arrangement with these entities.

 New Accounting Pronouncements.

 In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB also issued SFAS 142, "Goodwill and Other Intangible Assets", which the Company adopted effective January 1, 2002. SFAS 142 specifies that goodwill and certain intangible assets will not be amortized, but rather be subject to periodic impairment testing.

 In accordance with these pronouncements, the Company accounted for the acquisitions of the CCN companies, HCVM and CAC as purchases and allocated the purchase price to all identifiable tangible and intangible assets and liabilities. The goodwill resulting from these acquisitions of approximately $195 million has not been amortized. Goodwill of approximately $102 million acquired in business combinations completed before July 1, 2001 was amortized through December 31, 2001. In accordance with SFAS 142, none of the Company's $279.4 million in goodwill was amortized in 2002. The Company recorded goodwill amortization expense of $3.6 million and $5.0 million in 2000 and 2001, respectively.

 In accordance with the provisions of SFAS 142, the Company completed a transitional goodwill impairment test within six months of the date of adoption. The Company used standard valuation techniques including an analysis of expected business performance and analysis of recent acquisitions within the healthcare industry. There was no impairment in goodwill amounts as a result of this transitional impairment test. The Company will perform an annual impairment test during the third quarter of each year or at such earlier time that circumstances warrant an interim valuation. There was no impairment in goodwill amounts as a result of the annual impairment test performed during the third quarter of 2002.

 Effective January 1, 2002, the Company adopted SFAS No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, and establishes a single accounting model for long-lived assets to be disposed of by sale. The adoption of this pronouncement did not have a material impact on the financial position and results of operations of the Company.

 In June 2002, the FASB issued SFAS No. 146, ("SFAS 146") "Accounting for Costs Associated with Exit or Disposal Activities" , which requires companies to recognize costs associated with exit or disposal activities when the liabilities are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS 146 will have a material impact on the Company's financial position, results of operations or cash flows.

 In November 2002, the FASB issued Interpretation No. 45, (FIN 45") "Guarantees, Including Indirect Guarantees of Indebtedness to Others", which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective immediately and have been considered for purposes of the Company's footnote disclosures. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

 In December 2002, the FASB issued SFAS No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and disclosure provisions of SFAS 148 are effective as of the December 31, 2002 financial statements (see Note 10 to the consolidated financial statements).

 Commitments and Contingencies. The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings which constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, had acted as the program's fiscal agent intermediary for more than 20 years. The OIG report included allegations that from 1993 to 1996, Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the outcome of the claim or the investigation will have a material adverse affect on the Company's business or financial position.

 The Company's largest client (Mail Handlers Benefit Plan) generated revenue of approximately $160 million in 2002 or 21% of total revenues. This amount is net of a reserve established by the Company for various issues associated with the potential disallowance of certain expenses charged to the Plan. In addition, the provisions of the contract with the Plan's sponsor, the National Postal Mail Handlers Union, require that the Company fund any deficits in the Plan after the Plan's reserves have been fully utilized. As of December 31, 2002, the Plan has approximately $313 million in reserves to cover Plan expenses which may exceed the premiums charged and collected from the Plan participants by the Plan sponsor. Management believes that these reserves are adequate to cover any Plan deficits as of December 31, 2002. There are no known Plan deficits as of December 31, 2002.

 FIN 45 requires the Company to disclose certain guarantees, including contractual indemnifications, it has assumed. The Company generally declines to provide indemnification to its customers. In limited circumstances, to secure long-term customer contracts at favorable rates, the Company may negotiate risk allocation through mutual indemnification provisions that, in the Company's judgment, appropriately allocate risk relative to the value of the customer. Management believes that any liability under these indemnification provisions would not be material.

 Independent Auditors' Report
 ----------------------------

 Board of Directors and Stockholders,
 First Health Group Corp.
 Downers Grove, Illinois

 We have audited the consolidated balance sheets of First Health Group Corp. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, of comprehensive income, of cash flows and of stockholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of First Health Group Corp. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

 As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets,".

 Deloitte & Touche LLP
 Chicago, Illinois
 February 14, 2003



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

 First Health Group Corp.
 Downers Grove, Illinois
 February 14, 2003

 Consolidated Balance Sheets
 ---------------------------
 (in thousands, except share amounts)
                                                   December 31,
 Assets                                        2001           2002
 -------------------------------------------------------------------
 Current assets:
   Cash and cash equivalents                $  14,001      $  20,852
   Short-term investments                       2,381          1,304
   Accounts receivable, less allowances
     for doubtful accounts of $14,327
     and $14,782, respectively                 78,793         69,981
   Deferred taxes                              27,429         35,255
   Other current assets                        20,757         16,183
   Assets held for sale                         6,958              -
 -------------------------------------------------------------------
   Total current assets                       150,319        143,575
 -------------------------------------------------------------------
 Long-term investments:
   Marketable securities                       65,766         67,880
   Other                                       55,205         62,676
 -------------------------------------------------------------------
   Total long-term investments                120,971        130,556
 -------------------------------------------------------------------
 Property and equipment:
   Land, building and improvements             87,468         97,826
   Computer equipment and software            180,152        222,796
   Office furniture and equipment              20,282         34,518
 -------------------------------------------------------------------
                                              287,902        355,140
   Less accumulated depreciation
     and amortization                        (105,393)      (149,637)
 -------------------------------------------------------------------
   Total property and equipment, net          182,509        205,503
 -------------------------------------------------------------------
 Goodwill                                     255,855        279,447
 Intangible assets, less accumulated
   amortization $955 and $4,541,
   respectively                                42,859         54,086
 Reinsurance recoverable                       26,140         26,185
 Other assets                                   2,081          4,009
 -------------------------------------------------------------------
                                            $ 780,734      $ 843,361
 -------------------------------------------------------------------

                                                   December 31,
 Liabilities and Stockholders' Equity          2001           2002
 -------------------------------------------------------------------
 Current liabilities:
   Accounts payable                         $  33,257      $  50,841
   Accrued expenses                            66,384         53,535
   Claims reserves                             12,308         14,235
   Income taxes payable                             -         23,765
   Current maturities of long-term debt       197,500              -
 -------------------------------------------------------------------
   Total current liabilities                  309,449        142,376
 -------------------------------------------------------------------
 Long-term debt                                     -        120,000
 Claims reserves                               26,140         26,185
 Deferred taxes                                84,828        114,692
 Other non-current liabilities                 21,018         25,962
 -------------------------------------------------------------------
   Total liabilities                          441,435        429,215
 -------------------------------------------------------------------
 Commitments and contingencies                      -              -
 Stockholders' equity:
   Preferred stock, par value $1.00;
     authorized 1,000,000 shares;
     none issued                                    -              -
   Common stock, par value $.01; authorized
     155,000,000 shares; issued 131,320,000
     and 134,491,000 shares, respectively       1,313          1,344
   Additional paid-in capital                 255,489        304,663
   Retained earnings                          384,533        518,960
   Accumulated other comprehensive income         161            764
   Treasury stock, at cost; 31,298,000
     and 35,815,000 shares, respectively     (302,197)      (411,585)
 -------------------------------------------------------------------
   Total stockholders' equity                 339,299        414,146
 -------------------------------------------------------------------
                                            $ 780,734      $ 843,361
 -------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

 Consolidated Statements of Operations
 -------------------------------------
 (in thousands, except share amounts)

                                                   Years Ended December 31,
                                                2000        2001        2002
 -----------------------------------------------------------------------------
 Revenues                                    $ 506,741   $ 593,108   $ 759,966
 -----------------------------------------------------------------------------
 Operating expenses:
   Cost of services                            225,783     261,985     336,094
   Selling and marketing                        48,377      58,416      77,878
   General and administrative                   34,201      39,598      55,057
   Health care benefits                         13,044      13,293      15,455
   Depreciation and amortization                38,389      46,527      56,077
   Interest income                              (6,639)     (6,844)     (6,698)
   Interest expense                             14,731       7,152       5,454
 -----------------------------------------------------------------------------
                                               367,886     420,127     539,317
 -----------------------------------------------------------------------------
 Income before income taxes                    138,855     172,981     220,649
 Income taxes                                  (56,236)    (70,061)    (87,711)
 -----------------------------------------------------------------------------
 Net income                                  $  82,619   $ 102,920   $ 132,938
 -----------------------------------------------------------------------------
 Weighted average shares outstanding-basic      95,698      98,333     100,697
 -----------------------------------------------------------------------------
 Net income per common share-basic           $     .86   $    1.05   $    1.32
 -----------------------------------------------------------------------------
 Weighted average shares outstanding-diluted    99,740     103,055     104,258
 -----------------------------------------------------------------------------
 Net income per common share-diluted         $     .83   $    1.00   $    1.28
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

 Consolidated Statements of Comprehensive Income
 -----------------------------------------------
 (in thousands)

                                                   Years Ended December 31,
                                                2000        2001        2002
 -----------------------------------------------------------------------------
 Net income                                  $  82,619   $ 102,920   $ 132,938
 Other comprehensive income, before tax:
   Unrealized gains on securities:
     Unrealized holding gains arising
       during period                             5,119       3,125         989
     Less: reclassification adjustment
       for losses included in net income          (313)       (479)        (35)
 -----------------------------------------------------------------------------
 Other comprehensive income, before tax          4,806       2,646         954
 Income tax expense related to items of
   other comprehensive income                   (1,914)       (976)       (351)
 -----------------------------------------------------------------------------
 Other comprehensive income                      2,892       1,670         603
 -----------------------------------------------------------------------------
 Comprehensive income                        $  85,511   $ 104,590   $ 133,541
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

 Consolidated Statements of Cash Flows
 (in thousands)

                                                   Years Ended December 31,
                                                2000        2001        2002
 -----------------------------------------------------------------------------
 Cash flows from operating activities:
   Net income                                $  82,619   $ 102,920   $ 132,938
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
      Change in provision for uncollectible
        accounts receivable                        (33)       (487)      3,455
      Depreciation and amortization             38,389      46,527      56,077
      Provision for deferred income taxes       34,846      26,858      10,448
      Tax benefits from stock options
        exercised                               12,714      16,634      16,521
      Other, net                                (1,450)     (1,589)     (2,797)
   Changes in assets and liabilities (net
     of effects of acquired businesses):
      Accounts receivable                        2,378     (10,764)     13,495
      Other current assets                      (3,834)    (10,401)      4,920
      Reinsurance recoverable                   22,595       2,075         (45)
      Accounts payable and accrued expenses      4,342     (16,337)     13,833
      Claims reserves                          (20,210)     (2,780)      1,972
      Income taxes payable                      (1,493)          -      23,698
      Non-current assets and liabilities           350      (1,308)      3,016
 -----------------------------------------------------------------------------
   Net cash provided by operating activities   171,213     151,348     277,531
 -----------------------------------------------------------------------------

 Cash flows from investing activities:
   Acquisition of businesses, net of
     cash acquired                                   -    (198,645)    (42,959)
   Purchases of investments                    (25,242)    (50,233)    (80,269)
   Sales or maturities of investments           20,414      35,985      75,923
   Assets held for sale                              -       9,000         923
   Purchases of property and equipment         (62,442)    (63,654)    (71,583)
 -----------------------------------------------------------------------------
   Net cash used in investing activities       (67,270)   (267,547)   (117,965)
 -----------------------------------------------------------------------------

 Cash flows from financing activities:
   Proceeds from issuance of long-term debt     25,000     215,000     240,000
   Principal payments of long-term debt       (137,500)   (145,000)   (317,500)
   Purchase of treasury stock                  (46,059)          -    (109,322)
   Stock option loans to employees              (3,637)     (1,739)     (2,272)
   Stock option loan repayments                  4,865       1,594       3,761
   Proceeds from issuance of common stock       40,907      36,807      32,243
   Proceeds from sales of put options
     on common stock                               380           -         375
 -----------------------------------------------------------------------------
   Net cash provided by (used in)
     financing activities                     (116,044)    106,662    (152,715)
 -----------------------------------------------------------------------------
 Net increase (decrease) in cash and
   cash equivalents                            (12,101)     (9,537)      6,851
 Cash and cash equivalents,
   beginning of period                          35,639      23,538      14,001
 -----------------------------------------------------------------------------
 Cash and cash equivalents, end of period    $  23,538   $  14,001   $  20,852
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

                                               Years Ended December 31,
                                           2000           2001          2002
 -----------------------------------------------------------------------------
 Supplemental cash flow data:
 Acquisition of businesses:
   Fair value of assets acquired,
     net of cash acquired                    $       -   $   41,893  $  10,686
   Goodwill                                          -      166,865     28,042
   Intangible assets                                 -       43,814     14,813
   Fair value of liabilities assumed                 -      (53,927)    (7,513)
   Future payments on acquisition                    -            -     (3,069)
   Net cash paid                             $       -   $  198,645  $  42,959

 Stock options exercised in
   exchange for common stock                 $   8,733   $        -  $      66
 Health care benefits paid                      (8,486)     (15,369)   (14,748)
 Interest paid                                 (14,506)      (7,713)    (5,087)
 Interest income received                        5,357        4,571      3,587
 Income taxes paid, net                        (11,527)     (38,493)   (29,461)


 See Notes to Consolidated Financial Statements.


 Consolidated Statements Of Stockholders' Equity
 (in thousands)

                                                                               Accumulated
                                       Common Stock     Additional                Other         Treasury Stock
                                       ------------      Paid-In    Retained  Comprehensive   ------------------
                                      Shares   Amount    Capital    Earnings  Income (loss)   Shares      Amount
 ----------------------------------------------------------------------------------------------------------------

 Balance, January 1, 2000             76,976  $  770   $ 189,383  $ 450,581     $ (4,401)      29,320   $(549,601)
   Issuance of common stock
     through stock option and
     purchase plans                    2,525      25      49,615          -            -            -           -
   Purchase of treasury stock              -       -           -          -            -        1,978     (54,792)
   Tax benefit related to
     stock options exercised               -       -      12,714          -            -            -           -
   Change in unrealized holding
     loss on marketable securities,
     net of tax                            -       -           -          -        2,892            -           -
   Sale of put options on
     common stock                          -       -         380          -            -            -           -
   Loans granted to employees
     to exercise stock options             -       -           -     (3,637)           -            -           -
   Repayment of employee stock
     option loans                          -       -           -      4,865            -            -           -
   Net income                              -       -           -     82,619            -            -           -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2000           79,501  $  795   $ 252,092  $ 534,428     $ (1,509)      31,298   $(604,393)

   2-for-1 stock split                48,203     482     (50,008)  (252,670)           -            -     302,196
     Effective June 25, 2001
   Issuance of common stock
     through stock option and
     purchase plans                    3,616      36      36,771          -            -            -           -
   Tax benefit related to
     stock options exercised               -       -      16,634          -            -            -           -
   Change in unrealized holding
     gain on marketable securities,
     net of tax                            -       -           -          -        1,670            -           -
   Loans granted to employees
     to exercise stock options             -       -           -     (1,739)           -            -           -
   Repayment of employee stock
     option loans                          -       -           -      1,594            -            -           -
   Net income                              -       -           -    102,920            -            -           -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2001          131,320  $1,313   $ 255,489  $ 384,533     $    161       31,298   $(302,197)

   Issuance of common stock
     through stock option and
     purchase plans                    3,171      31      32,278          -            -            -           -
   Purchase of treasury stock              -       -           -          -            -        4,517    (109,388)
   Tax benefit related to
     stock options exercised               -       -      16,521          -            -            -           -
   Change in unrealized holding
     gain on marketable securities,
     net of tax                            -       -           -          -          603            -           -
   Sale of put options on
     common stock                          -       -         375          -            -            -           -
   Loans granted to employees
     to exercise stock options             -       -           -     (2,272)           -            -           -
   Repayment of employee stock
     option loans                          -       -           -      3,761            -            -           -
   Net income                              -       -           -    132,938            -            -           -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2002          134,491  $1,344   $ 304,663  $ 518,960     $    764       35,815   $(411,585)
 ----------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


 Notes to Consolidated Financial Statements


 1. Summary of Significant Accounting Policies:

 The Company: First Health Group Corp. (the "Company") is a full-service integrated national health benefits company. The Company specializes in serving large, national payors with a single source for their group health programs - providing integrated comprehensive, cost-effective and innovative solutions for all the health benefits needs of their membership nationwide. Through its workers' compensation service line, the Company provides a full range of services for insurance carriers, state insurance funds, third party administrators, auto insurers and large, self-insured national employers. Through its First Health Services service line, the Company provides services to various state Medicaid and entitlement programs for claims administration, pharmacy benefit management programs and medical management and quality review services. Through its insurance subsidiaries, the Company provides insurance products, primarily stop-loss insurance.

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

 Investments with maturities between three months and twelve months and other investments needed for current cash requirements are classified as short-term investments. All remaining investments are classified as long-term. Investments, which are classified as available-for-sale securities, are reported at fair value. The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. The difference between amortized cost and fair value is recorded as an adjustment to accumulated other comprehensive income, net of applicable deferred taxes. Realized gains and losses from sales of investments are based upon the specific identification method.

 Property and equipment: Property and equipment are stated at cost. Expenditures for the maintenance and repair of property and equipment are charged to expense as incurred. Expenditures for major replacement or betterment are capitalized.

 In accordance with Statement of Position 98-1, ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", certain internal payroll and payroll related costs are capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company capitalized approximately $8.1 million of such internal costs during 2002, $5.3 million of such costs during 2001 and $4.9 million of such costs during 2000 that would have otherwise been expensed. In accordance with SOP 98-1, the Company also capitalizes external consulting costs related to software development. The total of the internal and external costs are considered work-in-progress until the software is put into use. Computer equipment and software includes approximately $16.6 million of work-in-progress as of December 31, 2002 related to internally developed software programs. There were approximately $19.7 million of such work-in-progress amounts as of December 31, 2001.

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

 Fair value of financial instruments: The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value. The fair value of marketable securities and investments is discussed in Note 4 to the consolidated financial statements. The carrying value of long-term debt is a reasonable estimate of its fair value as amounts are borrowed at current market rates.

 Revenue recognition:

 PPO services - The Company's proprietary, national PPO network The First Health [R] Network includes hospitals, physicians and other healthcare providers that offer services at pre-negotiated rates to healthcare payors. PPO revenues are earned based on either a percentage of savings in medical costs achieved by our clients when their covered participants utilize our national network of healthcare providers or on a per-employee, per-month basis (capitated basis). PPO services are provided at varying fee structures to our clients based on specific contractual arrangements. In a limited number of cases, contracts include performance guarantees. The performance guarantees are based on an annual period coinciding with the calendar year. Revenues are recognized on a monthly basis either as members utilize a contracted provider and savings are generated or on a fixed monthly basis. Adjustments to revenue related to guarantee amounts are recognized as known and/or earned. In other cases, estimates are made of the annual savings rates and revenues are recognized in accordance with these estimates. Client specific revenue reserves are established based on historical experience and are adjusted monthly based upon updated information. These reserves are for such items as non-covered services, ineligible members, other insurance, etc. Periodically, specific client-related accounts receivable issues may impact revenue recognition including issues where a client disputes specific items from the current year's billing. Accounts receivable reserves for client specific items were $41.2 million, $18.2 million and $23.4 million as of December 31, 2002, 2001 and 2000, respectively, and are netted against the gross accounts receivable balance in the Consolidated Balance Sheets. Since premiums for medical benefits are not collected by the Company and benefit expenses are not the obligation of the Company, premium revenues and benefit expenses are not included in the Company's consolidated financial statements.

 Claims administration services - Claims administration revenues are earned based on contracted services performed. Payors retain full risk of financing the benefits with the exception of the National Postal Mail Handlers Union contract with the Company's wholly-owned insurance companies. The Company has access to funds to pay benefit expenses and its earned administrative fee. Since benefit expenses are not the obligation of the Company, premium revenue and benefit expenses for these contracts are not included in the Company's consolidated financial statements. Within the Company's fiscal agent business, the Company has certain contracts to develop software for Medicaid claims adjudication. The Company's policy is to recognize revenue for services under these contracts as milestones are met and customer acknowledgment of such achievement of milestones is received.

 Fee schedule services - Revenues for fee schedule services are based primarily on a fixed fee generated on a per-transaction basis.

 Clinical management services - Revenues for clinical management services are generated either on a capitated basis or a time and materials basis.

 Insurance premiums -Health premiums, primarily stop-loss insurance, are earned ratably over the terms of the related insurance and reinsurance contracts or policies. The contracts obligate the Company to financial risk based upon its ability to manage healthcare costs below contractual fixed amounts.

 Change in Revenue Reporting. Effective for the quarter ending March 31, 2003, the Company will report its revenue as follows:

        Group Health Revenue
        Workers' Compensation Revenue
        Public Sector Revenue

 Additionally, its group health and workers' compensation revenue will be further broken down between PPO Services and PPO plus Administrative Services. The Company believes this revenue presentation represents how the Company currently sells its services. The Company is selling a predominance of its group health PPO services coupled with administrative services (especially claims administration) and, to a lesser extent, its workers' compensation PPO services are often coupled with fee schedule services. If the Company had used this presentation methodology for the years 2000 through 2002, its revenues would have been presented as follows:

                                           Years ended December 31,
   (in thousands)                     2000           2001           2002
   --------------                    -------        -------        -------
   Group Health
      PPO                           $152,496       $200,497       $210,846
      PPO plus Admin Services        140,576        145,877        255,341
                                     -------        -------        -------
      Total Group Health             293,072        346,374        466,187

   Workers' Compensation
      PPO                             29,707         40,429         54,961
      PPO plus Admin Services         77,106         90,297        106,363
                                     -------        -------        -------
      Total Workers' Compensation    106,813        130,726        161,324

   Public Sector                     106,856        116,008        132,455
                                     -------        -------        -------
   Total Revenue                    $506,741       $593,108       $759,966
                                     =======        =======        =======


 Insurance operations:

 Claims Reserves - Claims reserves include traditional life insurance, such as whole life insurance, term life insurance, stop loss insurance and accident and health insurance, as well as universal life insurance policies and annuity contracts which do not have significant mortality or morbidity risk. The vast portion of life insurance reserves represent business ceded to National Farmers Union Life Insurance Company ("National Farmers"). Stop loss reserves and accident and health reserves are established based on medical claims payment history adjusted for specific benefit plan elements (such as deductibles) and expected savings generated by utilization of The First Health [R] Network.

 Reinsurance Recoverable - Reinsurance recoverable represents the amount due from other insurance companies as a result of the cession of a portion of the Company's insurance risk to such companies. All of this balance is due from National Farmers.

 Reinsurance recoverable and the related claim reserves are reported separately in the consolidated balance sheets.

 Net income per common share: Net income per common share-basic is based on the weighted average number of common shares outstanding during the period. Net income per common share-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share by 4,042,000, 4,722,000 and 3,561,000 for 2000,
 2001 and 2002, respectively, due to the effect of stock options. Diluted net income per share was lower than basic by $0.03 for 2000, by $0.05 for 2001 and by $.04 for 2002 as a result of the increased weighted average shares outstanding due to the effect of stock options.

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

 Segment information: The Company has determined it currently operates in one reportable segment. Each of the Company's products and services have similar long-term financial performance and have similar economic characteristics. All of the Company's products and services relate to programs that provide the Company's customers with a single source for all of their medical programs, providing comprehensive, cost-effective and innovative solutions for all the health benefits needs of their employees.

 New Accounting Pronouncements:

 In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB also issued SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which the Company adopted effective January 1, 2002. SFAS 142 specifies that goodwill and certain intangible assets will not be amortized, but rather be subject to periodic impairment testing.

 In accordance with these pronouncements, the Company accounted for the acquisitions of the CCN Companies (defined in footnote 2), Healthcare Value Management ("HCVM") and the stock of Claims Administration Corporation ("CAC"), a subsidiary of Continental Casualty Company(see Note 2 to the consolidated financial statements) as purchases and allocated the purchase price to all identifiable tangible and intangible assets and liabilities. The goodwill resulting from these acquisitions of approximately $195 million has not been amortized. Goodwill of approximately $102 million acquired in business combinations completed before July 1, 2001 was amortized through December 31, 2001. In accordance with SFAS 142, none of the Company's $279.4 million in net goodwill will be amortized beginning January 1, 2002.

 The following table reflects the effect of SFAS 142 on net income and earnings per share as if SFAS 142 had been in effect for all periods presented:

   (in thousands,                           Years ended December 31,
   except per share amounts)          2000           2001           2002
   -------------------------         -------        -------        -------

   Net income                       $ 82,619       $102,920       $132,938
   Add back goodwill amortization      3,654          4,986              -
                                     -------        -------        -------
   Adjusted net income              $ 86,273       $107,906       $132,938
                                     =======        =======        =======

   Basic net income per share:
    Reported net income per share   $    .86       $   1.05       $   1.32
    Goodwill amortization                .04            .05             --
                                     -------        -------        -------
    Adjusted net income per share   $    .90       $   1.10       $   1.32
                                     =======        =======        =======

   Diluted net income per share:
    Reported net income per share   $    .83       $   1.00       $   1.28
    Goodwill amortization                .03            .05             --
                                     -------        -------        -------
    Adjusted net income per share   $    .86       $   1.05       $   1.28
                                     =======        =======        =======

 Effective January 1, 2002, the Company adopted SFAS No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, and establishes a single accounting model for long-lived assets to be disposed of by sale. The adoption of this pronouncement did not have a material impact on the financial position and results of operations of the Company.

 In June 2002, the FASB issued SFAS No. 146, ("SFAS 146") "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS 146 will have a material impact on the Company's financial position, results of operations or cash flows.

 In November 2002, the FASB issued Interpretation No. 45, ("FIN 45") "Guarantees, Including Indirect Guarantees of Indebtedness to Others", which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective immediately and have been considered for purposes of the Company's footnote disclosures. The adoption of FIN 45 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

 In December 2002, the FASB issued SFAS No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and disclosure provisions of SFAS 148 are effective as of the December 31, 2002 financial statements (see Note 10 to the consolidated financial statements).

 2. Acquisition:

 On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA-The Healthcare Company and VH Holdings, Inc. (collectively, the "Sellers") for a purchase price of $195 million in cash, plus a working capital adjustment which increased the purchase price to approximately $198 million. The acquisition was accounted for by the purchase method of accounting in accordance with SFAS 141. The allocation of the purchase price to the fair value of assets acquired and liabilities assumed was as follows:

     (Dollars in thousands)
     ----------------------
     Purchase price                                      $195,000
     Working capital adjustment                             3,514
     Transaction costs                                      2,000
                                                          -------
     Total purchase price                                $200,514
                                                          -------

     Purchase price has been allocated as follows:

     Fair value of tangible assets acquired              $ 33,797
     Assets held for sale                                   9,965
     Goodwill                                             166,865
     Intangible assets                                     43,814
     Liabilities assumed                                  (27,237)
     Liability for restructuring and integration costs    (26,690)
                                                          -------
                                                         $200,514
                                                          -------


 In conjunction with the acquisition, the Company recorded as part of the allocation of the purchase price a $41.1 million reserve for restructuring and integration costs as part of an overall plan to reduce operating expenses and integrate the business of the acquired companies. During the third quarter of 2002, the Company reduced the reserve by $14.4 million. This reserve reduction is due primarily to revisions in the cost of facilities integration and a reduction in the expected cost of contract losses as discussed below. The specific actions included in the restructuring plan were substantially completed by December 31, 2002. Components of the purchase accounting reserve are as follows:


                            Accrual
                    Total   Balance               Amount             Balance
 (in thousands)    Charges  12/31/01  Adjustment   Paid    Reclass   12/31/02
 --------------     ------   ------    -------    ------    ------    ------
 Severance and
  related          $13,712  $ 6,031   $     --   $(4,495)  $    --   $ 1,536
 Facilities
  integration       10,370    9,528     (4,685)   (3,726)       --     1,117
 Contract losses    10,000    9,750     (9,257)     (197)       --       296
 Other reserves      7,031    7,028       (481)     (279)   (5,237)    1,031
                    ------   ------    -------    ------    ------    ------
  Total            $41,113  $32,337   $(14,423)  $(8,697)  $(5,237)  $ 3,980
                    ======   ======    =======    ======    ======    ======


 The restructuring plan included the reduction of employees from various offices within the United States. The Company has reduced the number of CCN employees from approximately 1,300 at the time of the acquisition of CCN to approximately 580 at December 31, 2002. Approximately $12.2 million has been paid for severance and related employee benefits as of December 31, 2002. The severance and related benefits accrued at December 31, 2002 represent costs for payments over the next twelve months for headcount reductions already incurred.

 Facilities  integration  costs  represent  the  costs  to  integrate  CCN's facilities into the Company's existing operations. The majority of the facilities integration costs have been incurred to consolidate CCN's former corporate headquarters and various sales offices throughout the United States. During the quarter ended September 30, 2002, the Company reduced the reserve for facilities integration by $4.7 million as the Company has capitalized a substantial amount of integration work as internally developed software that has future use in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These costs were originally included in the purchase accounting reserve. Approximately $4.6 million of costs for facilities integration have been charged to the purchase accounting reserve as of December 31, 2002. The majority of the remaining facilities integration costs are expected to be incurred during 2003.

 Contract losses relate to the anticipated net loss to be incurred on an assumed contract to provide certain screening services to individuals who have agreed to be bound by a proposed settlement in a legal matter. CCN signed a contract in March 2000 to provide these services for four years and the Company has agreed to have its network providers provide these services after the acquisition of CCN. The Company currently estimates that as many as 325,000 covered persons may seek such screening services. During the quarter ended September 30, 2002, the Company reduced the reserve for contract losses by $9.3 million. This reduction was due primarily to operational efficiencies the Company has achieved in the completion of these screening services. Approximately $0.4 million of costs of this contract have been charged to the purchase reserve as of December 31, 2002.

 Other reserves represent various operational liabilities the Company has incurred to fully integrate the Company's operations. During the quarter ended September 30, 2002, the Company reduced other reserves by $0.5 million as the Company has revised several operational liability assumptions associated with the acquisition. During the quarter ended December 31, 2002, the Company reclassed $5.2 million of reserves for pre-acquisition tax contingencies to the deferred tax liabilities amount in the Consolidated Balance Sheet. Approximately $0.3 has been charged to the reserve as of December 31, 2002. The majority of the remaining other reserves are expected to be utilized during 2003.

 The Company reviewed the various businesses comprising the CCN Companies and determined to hold PW and the Resource Opportunity, Inc. ("ROI") business of CCN for sale. The sale of ROI was completed on December 28, 2001 for a gross sales price of $9 million. The sale of PW was completed on June 28, 2002 for a gross sales price of $4.1 million. The Company realized approximately $10 million from these sales after selling expenses and liabilities assumed. The Company increased the goodwill on the CCN acquisition by $6 million as a result of the completion of these sales.

 The following unaudited pro forma information reflects the results of the Company's operations as if the acquisition had occurred at the beginning of 2001 adjusted for (i) the effect of recurring charges related to the acquisition, primarily the amortization of intangible assets over estimated useful lives of 15 or 20 years, as appropriate, and the recording of interest expense on borrowings to finance the acquisition; (ii) the reduction of depreciation expense due to the write-down to fair value of fixed assets, the elimination of amortization expense related to the CCN Companies' preexisting goodwill at the date of acquisition and the elimination of compensation and benefit expenses for certain executives of the CCN Companies who were terminated at or immediately subsequent to the acquisition and were not replaced, and (iii) the removal of revenues and related cost of services and expenses for acquired businesses that were held for sale.

                                               Year Ended December 31,
                                               -----------------------
                                         (In thousands except per share data)
                                               2000               2001
 Pro forma:                                   -------            -------
    Revenue                                  $604,394           $655,455
    Net income                                 79,018            103,564
    Net income per common share - basic           .83               1.05
    Net income per common share - diluted    $    .79           $   1.00


 These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of 2001, nor do they purport to represent results of future operations of the merged companies.

 On May 1, 2002, the Company completed the acquisition of HCVM for an initial purchase price of $24 million plus additional amounts to be paid upon the completion of certain financial performance measures. The Company will pay $3.1 million in March 2003 and anticipates paying an additional $3.3 million in 2003 for contractual obligations based on financial performance measures that HCVM has met. HCVM is a New England based PPO company, headquartered in suburban Boston. The acquisition was accounted for by the purchase method of accounting in accordance with SFAS 141. The acquisition was financed from borrowings under the Company's existing line of credit. The integration of the HCVM operations was substantially completed by December 31, 2002. The results of operations and assets acquired are immaterial to the consolidated financial statements of the Company. Consequently, no pro forma financial results are included herein.

     Purchase price has been allocated as follows:


     Fair value of tangible assets acquired             $     654
     Goodwill                                              21,284
     Intangible assets                                      5,658
     Liabilities assumed                                     (239)
     Liability for restructuring and integration costs       (250)
     Future payments on acquisition                        (3,069)
                                                         --------
                                                        $  24,038
                                                         --------

 On July 1, 2002, the Company acquired the stock of CAC for a purchase price of $18 million. Included in this transaction is the transfer of approximately 1,000 CAC employees and related assets which support the Mail Handlers Benefit Plan (the "Plan"). The acquisition relates to long-term contracts that the Company was awarded in April 2002 to provide its comprehensive health plan services to the Plan. The acquisition was accounted for by the purchase method of accounting in accordance with SFAS 141 and was financed with borrowings under the Company's existing line of credit. The results of operations and assets acquired are immaterial to the consolidated financial statements of the Company. Consequently, no pro forma financial results are included herein.

   Purchase price has been allocated as follows:


   Fair value of tangible assets acquired               $   9,111
   Goodwill                                                 6,758
   Intangible assets                                        9,155
   Liabilities assumed                                     (5,024)
   Liability for restructuring and integration costs       (2,000)
                                                         --------
                                                        $  18,000
                                                         --------


 3. Acquired Intangible Assets

                                             As of December 31, 2002

                                               Gross
                                             Carrying   Accumulated
           (in thousands)                     Amount    Amortization
           --------------                     ------       -----
   Amortized intangible assets
      Customer contracts and relationships   $48,700      $4,140
      Provider contracts                       9,927         401
                                              ------       -----
      Total                                  $58,627      $4,541
                                              ======       =====

 Customer contracts and relationships represent value added to the Company's business for existing long-term contracts and long-term business relationships. Provider contracts represent additions to The First Health[R] Network that the Company has acquired. The aggregate amortization expense recorded in 2002 was $3,586,000. The estimated amortization expense for each of the years ending December 31, 2003 through 2007 is $7,056,000.

 The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

                   (in thousands)              Amount
                   --------------              -------
              Balance, January 1, 2002        $255,855
              Goodwill acquired during year     28,042
              Other changes                     (4,450)
                                               -------
              Balance, December 31, 2002      $279,447
                                               =======

 The goodwill acquired during 2002 represents $21.3 million acquired in the HCVM acquisition and $6.7 million acquired in the CAC acquisition. The other goodwill adjustments primarily represent the $14.4 million reduction in the CCN purchase reserve partially offset by a $6 million addition for the completion of the ROI and PW sales and adjustments to the related deferred tax items. In accordance with the provisions of SFAS 142, the Company completed a transitional goodwill impairment test within six months of the date of adoption. The Company used standard valuation techniques including an analysis of expected business performance and analysis of recent acquisitions within the healthcare industry. There was no impairment in goodwill amounts as a result of the transitional impairment test. The Company will perform an annual impairment test during the third quarter of each year or at such earlier time that circumstances warrant an interim valuation. There was no impairment in goodwill amounts as a result of the annual impairment test performed in 2002.

 4. Marketable Securities and Investments:

 Information related to the Company's marketable securities and investments at December 31 is as follows:

                                                 2001                   2002
                                     Amortized   Fair      Amortized    Fair
 (in thousands)                         Cost     Value        Cost      Value
 -----------------------------------------------------------------------------
 United States Government securities  $19,600   $20,130     $20,875    $21,725
 State and municipal securities         6,379     6,437       6,616      6,858
 Foreign government securities            479       438         625        531
 Corporate securities                  29,137    30,134      29,120     30,589
 Mortgage and asset-backed securities   3,955     3,974       5,146      5,201
 -----------------------------------------------------------------------------
 Total debt securities                 59,550    61,113      62,382     64,904
 Equity securities                      7,522     7,034       4,769      4,280
 -----------------------------------------------------------------------------
 Total                                $67,072   $68,147     $67,151    $69,184
 Less-classified as current                       2,381                  1,304
 -----------------------------------------------------------------------------
 Classified as long-term                        $65,766                $67,880
 -----------------------------------------------------------------------------

 Gross unrealized gains and (losses) were $2,178,000 and $(1,105,000), respectively, at December 31, 2001 and $2,863,000 and $(830,000),
 respectively, at December 31, 2002.

 Contractual maturities of marketable debt securities at December 31 are as follows:

                                                 2001                   2002
                                     Amortized   Fair      Amortized    Fair
 (in thousands)                         Cost     Value        Cost      Value
 -----------------------------------------------------------------------------
 Due in one year or less            $  2,362   $ 2,381     $ 1,310   $  1,304
 Due after one year through
   five years                         35,990    37,319      33,385     34,689
 Due after five years through
   ten years                           8,015     8,116       7,689      8,150
 Due after ten years                  13,183    13,297      19,998     20,761
 -----------------------------------------------------------------------------
 Total debt securities               $59,550   $61,113     $62,382   $ 64,904
 -----------------------------------------------------------------------------

 Gross realized gains and (losses) on sales or maturities of marketable securities were $1,795,000 and $(2,124,000), respectively, for the year ended December 31, 2000; $672,000 and $(1,071,000) respectively, for the year ended December 31, 2001 and $1,045,000 and $(643,000) respectively, for the year ended December 31, 2002.

 Included in other long-term investments at December 31, 2000, 2001 and 2002 is an investment in a limited liability company ("LLC") which invests in equipment which is leased to third parties. The investment is accounted for on the equity method. The total investment in this LLC was $47,054,000 at December 31, 2001 and $54,037,000 at December 31, 2002 including $5,000,000 invested during 2002. The Company's proportionate share of the partnership's income was $2,300,000 in 2000, $2,851,000 in 2001 and $3,096,000 in 2002,
 and is included in interest income. A member of the Company's Board of Directors is associated with a group that owns approximately 90% of this partnership. The Company has between a 20% and 25% interest in each individual tranche of the partnership.

 5. Reinsurance:

 On October 1, 1996, in anticipation of being acquired by the Company, First Health Life and Health Insurance Company, formerly known as Loyalty Life Insurance Company ("Loyalty"), entered into a reinsurance agreement whereby it ceded 100 percent of its life insurance and annuity contracts in force ("pre-acquisition business") to a former affiliate, National Farmers. Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty which relate to pre-acquisition business are transferred to
 National Farmers. Additionally, the cash and investments transferred by Loyalty to National Farmers which support ceded insurance liabilities are held in escrow for the benefit of Loyalty's policy holders. Premiums and policy benefits, which are not material in amount, are ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Loyalty has received approvals from the insurance regulators to transfer the pre-acquisition business. As the policy holders of each state agree to the legal replacement of Loyalty by National Farmers, Loyalty will be released from future liability for its pre-acquisition business and result in the removal of such policy liabilities from the Company's consolidated balance sheets. These liabilities are included in long-term claims reserves on the Company's consolidated balance sheets.

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

                                   Years Ended December 31,
 (in thousands)                   2000       2001       2002
 ------------------------------------------------------------
 Life and health premiums
  and contract charges:
 Direct                          $17,678    $18,620   $20,799
 Assumed                           1,256        944       589
 Ceded                            (6,759)    (4,892)   (5,847)
 ------------------------------------------------------------
 Net                             $12,175    $14,672   $15,541
 ------------------------------------------------------------

 The recoverable amounts at December 31, 2002 include $26,185,000 estimated by the Company with respect to ceded unpaid losses (including claims incurred but not reported) which are not billable until the losses are paid. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, the amount ultimately recoverable may vary from amounts currently recorded.

 6. Accrued Expenses:

 Accrued expenses at December 31, 2001 include approximately $36,475,000 for merger-related restructuring expenses; $17,564,000 for accrued salaries, wages and benefits; and $4,586,000 for insurance accruals. Accrued expenses at December 31, 2002 include approximately $11,393,000 for merger-related restructuring expenses; $22,552,000 for accrued salaries, wages and benefits; and $6,026,000 for insurance accruals.

 7. Long-Term Obligations:

 On April 23, 2002, the Company obtained a $400 million revolving credit facility to replace its previous $350 million credit facility that was due to expire on June 30, 2002. As of December 31, 2002, $120 million was outstanding under the new facility. The new credit facility has a five-year term and provides for interest at a Euro dollar rate (which approximates LIBOR) plus a variable margin which fluctuates based on the Company's debt rating. The facility also has a corresponding fee calculated at a variable rate of the available facility balance depending on the debt rating of the Company. The Company capitalized $2.9 million in legal and advisory costs associated with this new debt agreement. As of December 31, 2002, the effective interest rate was approximately 3.5% per annum. No principal payments are due on this facility until its maturity.

 The Agreement contains provisions which require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on investments, dividend payments, acquisitions and incurrence of additional indebtedness. At December 31, 2002, $433 million was available for dividend distributions under these provisions. The Company was in compliance with all provisions as of December 31, 2002.

 8. Income Taxes:

 Components of the provision for income taxes are as follows:

                                          Years Ended December 31,
 (in thousands)                      2000           2001           2002
 ----------------------------------------------------------------------
 Current provision:
    Federal                      $ 17,556       $ 33,216       $ 62,497
    State                           3,834          9,987         14,766
 ----------------------------------------------------------------------
                                   21,390         43,203         77,263
 ----------------------------------------------------------------------
 Deferred provision:
    Federal                        28,771         24,974         10,569
    State                           6,075          1,884          (121)
 ----------------------------------------------------------------------
                                   34,846         26,858         10,448
 ----------------------------------------------------------------------
 Provision for income taxes      $ 56,236       $ 70,061       $ 87,711
 ----------------------------------------------------------------------

 Deferred tax assets and (liabilities) comprise the following, as of December 31:

 (in thousands)                              2001                  2002
 ----------------------------------------------------------------------
 Current assets:
    Purchase accounting reserves         $  7,259              $  4,743
    Revenue adjustments                     6,275                16,214
    Allowance for doubtful accounts         5,664                 5,807
    Vacation accrual                        4,248                 5,006
    Other, net                              3,983                 3,485
 ----------------------------------------------------------------------
 Total current assets                      27,429                35,255
 ----------------------------------------------------------------------
 Non-current assets (liabilities):
    Tax benefit of limited
      partnership investment              (55,245)              (67,580)
    Internally developed software         (23,561)              (25,001)
    Intangible assets                     (16,480)              (17,816)
    Revenue adjustments                        --                 2,360
    Purchase accounting reserves            5,087                (4,707)
    Depreciation                            4,656                (1,746)
    Market value adjustment                  (352)                 (703)
    Other, net                              1,067                   501
 ----------------------------------------------------------------------
 Total non-current liabilities            (84,828)             (114,692)
 ----------------------------------------------------------------------
 Net deferred tax liabilities            $(57,399)            $ (79,437)
 ----------------------------------------------------------------------


 Income tax benefits associated with the exercise of stock options were $12,714,000 in 2000, $16,634,000 in 2001 and $16,521,000 in 2002. Such
 amounts are credited to additional paid-in-capital.

                                           Years Ended December 31,
 (in thousands)                        2000          2001         2002
 ----------------------------------------------------------------------
 Provision for income taxes at
   federal statutory rate            $48,599       $60,545      $77,227
 State taxes, net of federal benefit   6,506         7,548       10,267
 Expenses not deductible
   for income tax purposes             1,339         2,127          311
 Non-taxable interest
   income and dividends                 (208)         (159)         (94)
 ----------------------------------------------------------------------
 Provision for income taxes          $56,236       $70,061      $87,711
 ----------------------------------------------------------------------

 9. Employment Agreements:

 The Company has employment agreements which expire between 2003 and 2007 with certain officers and key employees. The agreements provide for, among other things, annual base salaries aggregating $4,326,000 plus additional incentive compensation. The Company recorded incentive compensation to certain key officers and employees in the aggregate amount of $2,487,000, $3,150,000 and $4,100,000 in 2000, 2001 and 2002, respectively.

 10. Stockholders' Equity:

 Employee Stock Purchase Plan: The Company maintains an Employee Stock Purchase Plan which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e., February 28 or 29 and August 31 of each year) at a purchase price which is 85% of the closing sale price of the shares as quoted on the Nasdaq national market on the first or last day of such purchase period, whichever is lower. A maximum of 4,000,000 shares has been authorized for issuance under the plan. As of December 31, 2002, 3,354,000 shares had been issued pursuant to the plan.

 Stock options: The Company maintains an Employee Stock Option Plan which provides for the granting of options to employees and consultants of the Company and its subsidiaries to purchase common stock at a price not less than 100% of fair market value at date of grant. These grants have contractual lives that range from 5 to 10 years.

 The Company also maintains a Stock Option Plan which provides for the granting of options to purchase common stock at fair market value at date of grant to non-employee members of its Board of Directors. These grants have a 10-year contractual life. The Company has also granted options to certain of its employees and members of its Board of Directors under individual option agreements, which expire between 2003 and 2008.

 The Company has extended loans to various members of management to enable them to exercise options to purchase shares of Company common stock. Each loan is secured by the common stock purchased and the Company has full recourse in the event of default. There were $1.8 million and $0.3 million of such loans outstanding at December 31, 2001 and 2002, respectively. Such loans are classified as an offset to stockholders' equity. As of December 31, 2002, there were no loans outstanding to executive officers of the Company. The Company no longer grants these loans to executive officers.

 The following table summarizes changes in common stock under option plans.

                                            Years Ended December 31,
                                     2000             2001               2002
--------------------------------------------------------------------------------
                              Wtd.Avg.             Wtd.Avg.             Wtd.Avg.
                      # of    Exercise     # of    Exercise    # of     Exercise
                      Shares    Price      Shares    Price     Shares     Price
--------------------------------------------------------------------------------
Number of Shares
(in thousands):
Outstanding at
  beginning
  of the year         17,060    $ 9.64     13,294    $10.34    13,378    $14.83
Granted                1,554     16.66      3,705     26.40     1,243     26.64
Exercised             (4,858)     9.82     (3,457)     9.97    (3,008)     9.66
Canceled/expired        (462)    11.10       (164)    14.13      (184)    20.34
--------------------------------------------------------------------------------
Outstanding at
  end of the year     13,294     10.34     13,378     14.83    11,429     17.38
--------------------------------------------------------------------------------
Exercisable at
  December 31          5,816    $10.73      5,331    $12.40     6,655    $14.73
Available for
  grant                1,676                4,429               3,369
--------------------------------------------------------------------------------


 The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

 (shares in thousands)        Options Outstanding        Options Exercisable
----------------------------------------------------------------------------
                              Wtd. Avg. Remaining
       Range of              Contractual   Wtd. Avg.              Wtd. Avg.
       Exercise       # of      Life       Exercise      # of     Exercise
        Price        Shares   In Years      Price      Shares      Price
----------------------------------------------------------------------------
   $ 1.00 to $10.00   2,714     3.18        $ 7.78      1,470     $ 7.72
   $10.01 to $20.00   3,784     4.20         12.53      3,557      12.30
   $20.01 to $30.00   4,931     6.09        $26.39      1,628     $26.35


 The Company accounts for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No stock-based employee compensation cost is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the stock at date of grant. As permitted by SFAS 123, and amended by SFAS 148, the Company follows the disclosure requirements only of SFAS 123. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123.

                                               Years ended December 31,
 (in thousands except per share amounts)     2000        2001        2002
 ---------------------------------------------------------------------------
 Net Income:                                $82,619    $102,920    $132,938
 Deduct:  Stock-based employee
 Compensation cost, net of taxes             10,764       9,815      15,173
                                             ------     -------     -------
 Proforma net income                        $71,855    $ 93,105    $117,765
                                             ======     =======     =======
 Earnings per share-basic
    As reported                             $   .86    $   1.05    $   1.32
    Proforma                                $   .75    $    .95    $   1.17

 Earnings per share-diluted
    As reported                             $   .83    $   1.00    $   1.28
    Proforma                                $   .72    $    .91    $   1.13


 The weighted average fair values at date of grant for options granted during 2000, 2001 and 2002 were $16.09, $12.20 and $11.69, respectively, and were estimated using the Black-Scholes option pricing model with the following assumptions:

                                          Years ended December 31,
                                      2000           2001           2002
 ---------------------------------------------------------------------------
 Risk-free interest rate              6.06%          4.16%          3.35%
 Dividend yield                         -              -             -
 Expected volatility                 49.03%         47.37%         45.62%
 Expected life in years              1 to 7         1 to 7         1 to 7


 Treasury Stock: The Company's Board of Directors approved the repurchase of up to 15 million shares of the Company's outstanding common stock under a prior authorization. In 2002, the Board approved a new authorization to repurchase up to an additional 10 million shares of common stock. Purchases may be made from time to time depending on market conditions and other relevant factors. The Company had approximately 10.7 million shares available for repurchase under these repurchase authorizations as of December 31, 2002.

 During 2000, the Company repurchased 1,705,000 shares of its outstanding common stock in the open market for a total cost of $46,059,000. The Company did not repurchase any common stock shares during 2001. During 2002, the Company repurchased 4,515,000 shares of its outstanding common stock in the open market for a total cost of $109,322,000. The repurchased stock was recorded as treasury stock, at cost, and is available for general corporate purposes. In connection with the exercise of options to purchase 832,000 shares of common stock during 2000, certain employees paid the exercise price by delivering to the Company approximately 273,000 shares of previously acquired stock. In connection with the exercise of options to purchase 8,000 shares of common stock during 2002, a certain employee paid the exercise price by delivering to the Company approximately 2,000 shares of previously acquired stock.

 Employee Benefit Plan: The Company maintains a Savings and Investment Plan which allows eligible employees to allocate up to 15% of their salary, through payroll deductions, among various mutual funds. The Company matches 75% of the employee's contribution, up to 6% of his or her salary. This contribution percentage rises to 85% in 2003. The cost of this plan (net of forfeitures) was $3,442,000 in 2000, $4,180,000 in 2001 and $5,348,000 in
 2002.

 11. Commitments and Contingencies:

 The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings which constitute litigation incidental to the business of the Company and its subsidiaries. The Company's wholly owned subsidiary, First Health
 Services Corporation ("Services") continues to be subject to an investigation by the District of Columbia Office of Inspector General ("OIG"). In July 2000, the OIG issued a report evaluating the District of Columbia's Medicaid program and suggesting ways to improve the program. Services, a subsidiary of the Company that was acquired in July 1997, had acted as the program's fiscal agent intermediary for more than 20 years. The OIG report included allegations that from 1993 to 1996 Services, in its role as fiscal agent intermediary, made erroneous Medicaid payments to providers on behalf of patients no longer eligible to receive Medicaid benefits. The Company does not believe that the outcome of the claim or the investigation will have a material adverse affect on the Company's business or financial position.

 The Company's largest client (Mail Handlers Benefit Plan) generated revenue of approximately $160 million in 2002 or 21% of total revenues. This amount is net of a reserve established by the Company for various issues associated with the potential disallowance of certain expenses charged to the Plan. In addition, the provisions of the contract with the Plan's sponsor, the National Postal Mail Handlers Union, require that the Company fund any deficits in the Plan after the Plan's reserves have been fully utilized. As of December 31, 2002, the Plan has approximately $313 million in reserves to cover Plan expenses which may exceed the premiums charged and collected from the Plan participants by the Plan sponsor. Management believes that these reserves are adequate to cover any Plan deficits as of December 31, 2002. There are no known Plan deficits as of December 31, 2002.

 FIN 45 requires the Company to disclose certain guarantees, including contractual indemnifications, it has assumed. The Company generally declines to provide indemnification to its customers. In limited circumstances, to secure long-term customer contracts at favorable rates, the Company may negotiate risk allocation through mutual indemnification provisions that, in the Company's judgment, appropriately allocate risk relative to the value of the customer. Management believes that any liability under these indemnification provisions would not be material.

 Leases: The Company leases office facilities under leases through 2010. At December 31, 2002, future minimum annual rental commitments, gross of $3.0 million in future income under noncancelable contractual sublease agreements, were as follows:

      (in thousands)
      ------------------------------------
      Years Ending December 31,     Amount
      ------------------------------------
      2003                         $12,922
      2004                          10,344
      2005                           8,242
      2006                           4,957
      2007                           3,848
      Thereafter                     7,282
      ------------------------------------
      Total                        $47,595
      ------------------------------------

 Total  rent  expense,  recognized   under  the  straight-line  method,   was
 $7,849,000 in 2000, $9,904,000 in 2001 and $13,285,000 in 2002.

 Agreement with EDS: The Company has an agreement (the "EDS Agreement") with Electronic Data Systems Corporation ("EDS"), primarily for the purpose of developing and jointly marketing medical and administrative cost management services to workers' compensation payors. The initial term of the EDS Agreement was to January 1, 2005, and has been extended to at least 2010. EDS provides data processing, electronic claims transmission and marketing support services to the Company. Fees paid by the Company to EDS for its medical cost management services is based upon the greater of a specified minimum annual payment (based on 1999 fees), or a per-bill charge plus percentage of savings method.

 EDS processes all of the workers' compensation fee schedule claims for the Company. Although there are other data processing service organizations available, a loss of EDS's services would adversely affect the operating results of the Company's fee schedule service business.

 12. Major Customers:

 During 2000, the Company had no customers which individually accounted for 10% or more of revenues. During 2001 and 2002, the Company had one customer (Mail Handlers Benefit Plan) which accounted for 13% and 21%, respectively, of revenues.

 13. Derivative Financial Instruments:

 The use of derivatives by the Company has not been material although they have been used from time to time to reduce interest rate risks, potentially increase the return on invested funds and manage the cost of common stock repurchase programs. Investments in derivative financial instruments are approved by the Board of Directors of the Company. The Company had no derivatives outstanding as of December 31, 2002.

 14. Quarterly Financial Data (Unaudited):

 The following is a summary of unaudited results of operations ($ in thousands except per share data) for the years ended December 31, 2001 and 2002.

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
 ---------------------------------------------------------------------------

                                       Year Ended December 31, 2002
                                First      Second       Third       Fourth
                               Quarter     Quarter     Quarter      Quarter
 ---------------------------------------------------------------------------
 Revenue                      $169,361    $175,923    $204,928      $209,754
 Net income                   $ 31,014    $ 32,484    $ 33,743      $ 35,697
 Net income per common
   share - basic              $    .31    $    .32    $    .33      $    .36
 Weighted average shares
   outstanding - basic         100,257     101,217     101,526       100,204
 Net income per common
   share - diluted            $    .30    $    .31    $    .32      $    .35
 Weighted average shares
   outstanding - diluted       104,443     104,735     104,972       103,342
 ---------------------------------------------------------------------------


 Corporate and Investor Information
 ----------------------------------
 Form 10-K. The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2002 with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:
 Joseph E. Whitters, Vice President, Finance and Chief Financial Officer, First Health Group Corp., 3200 Highland Avenue, Downers Grove, IL 60515. Additionally, it is available on the Internet by accessing the Company's website at www.FirstHealth.com

 Common Stock. First Health Group Corp. common stock is quoted on the Nasdaq National Market under the symbol FHCC. The following tables show the quarterly range of high and low sales prices of the common stock during the calendar periods indicated:

                      High       Low
   ----------------------------------
   2001
   First Quarter     $23.63    $17.31
   Second Quarter     28.80     21.38
   Third Quarter      30.40     23.38
   Fourth Quarter     29.33     21.35
   ----------------------------------
   2002
   First Quarter     $26.25    $22.00
   Second Quarter     30.15     23.75
   Third Quarter      28.35     23.49
   Fourth Quarter     29.60     20.79
   ----------------------------------
   2003
   Through March 14  $24.88    $20.70

 As of March 14, 2003, the Company had 814 stockholders of record.

 Dividend Policy. The Company has not paid any dividends on its common stock and expects that its earnings will continue to be retained for use in the operation and expansion of its business.


 Independent Auditors
 Deloitte & Touche LLP
 Chicago, Illinois

 Corporate Counsel
 Latham & Watkins
 Chicago, Illinois

 Transfer Agent & Registrar
 The LaSalle National Bank of Chicago
 Chicago, Illinois