Form 10-K, Exhibit 13
period 2003-12-31
FIRST HEALTH GROUP CORP
filed 2004-03-12
CIK 812910

EXHIBIT 13

 Selected Financial Data
 -----------------------

                                                   Years Ended December 31,
 (in thousands except per share data)    1999      2000      2001      2002      2003
 --------------------------------------------------------------------------------------
 Statement of operations data:
 Revenues                             $ 458,493 $ 506,741 $ 593,108 $ 759,966 $ 890,926
 --------------------------------------------------------------------------------------
 Operating expenses:
     Cost of services                   215,480   225,783   261,985   336,094   401,335
     Selling and marketing               45,588    48,377    58,416    77,878    92,977
     General and administrative          36,549    34,201    39,598    55,057    66,104
     Health care benefits                 6,192    13,044    13,293    15,455    21,462
     Depreciation and amortization       29,445    38,389    46,527    56,077    63,033
 --------------------------------------------------------------------------------------
 Total operating expenses               333,254   359,794   419,819   540,561   644,911
 --------------------------------------------------------------------------------------
 Income from operations                 125,239   146,947   173,289   219,405   246,015
 --------------------------------------------------------------------------------------
 Nonoperating expenses (income):
     Interest income                     (6,293)   (6,639)   (6,844)   (6,698)   (5,928)
     Interest expense                    15,017    14,731     7,152     5,454     5,586
 --------------------------------------------------------------------------------------
 Income before income taxes             116,515   138,855   172,981   220,649   246,357
 Income taxes                           (47,218)  (56,236)  (70,061)  (87,711)  (93,623)
 --------------------------------------------------------------------------------------
 Net income                           $  69,297  $ 82,619  $102,920  $132,938  $152,734
 --------------------------------------------------------------------------------------
 Weighted average shares
   outstanding-basic(1)                 100,540    95,698    98,333   100,697    94,883
 Net income per common
   share-basic(1)                     $     .69  $    .86  $   1.05  $   1.32  $   1.61
 --------------------------------------------------------------------------------------
 Weighted average shares
   outstanding-diluted(1)               102,006    99,740   103,055   104,258    97,199
 Net income per common
   share-diluted(1)                   $     .68  $    .83  $   1.00  $   1.28  $   1.57
 --------------------------------------------------------------------------------------
 Balance sheet data:
 --------------------------------------------------------------------------------------
      Cash and investments            $ 128,596  $127,582  $137,353  $152,712  $139,729
      Working capital                    31,425    40,270  (159,130)    1,199    24,121
      Total assets                      488,734   491,596   780,734   843,361   977,411
      Total liabilities
        (excluding debt)                162,002   182,683   243,935   309,215   328,933
      Debt outstanding                  240,000   127,500   197,500   120,000   270,000
      Stockholders' equity            $  86,732  $181,413  $339,299  $414,146  $378,478
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

 Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; interest rate trends; cost of capital and capital requirements; competition from other managed care companies; customer contract cancellations; the ability to expand certain areas of the Company's business; shifts in customer demands; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes and the continued availability of financing in the amounts and on the terms necessary to support the Company's future business. In addition, if the Company does not continue to successfully implement new contracts and programs and control health care benefit expenses; or if the Company does not successfully integrate the recently completed acquisitions of Health Net Employer Services and PPO Oklahoma (discussed below); then the Company may not achieve its anticipated 2004 financial results.

 Significant  Developments.

 Overview.  The  following  information   concerning  significant   business
 developments is important to understanding the comparability of the 2003, 2002 and 2001 financial results.

    Mail Handlers Benefit Plan. The Company assumed the responsibility for supporting the Mail Handlers Benefit Plan (the "Plan"), including claims administration for the Plan, effective July 1, 2002. Prior to that date, the Plan purchased only PPO services from the Company. Consequently, 2003 results include a full year of PPO plus Administration Service business for the Plan while 2002 results include six months of PPO service only and six months of PPO plus Administration Service business for the Plan. The Plan is the Company's largest customer with revenues earned of approximately $236 million (27% of total Company revenue) during the year ended December 31, 2003 compared with $160 million in revenues earned during the year ended December 31, 2002 (21% of total revenue) and $75 million in revenues earned during the year ended December 31, 2001 (13% of total revenue).

 Revenues from the Plan are recorded net of a reserve established by the Company for various contingencies associated with the potential disallowance of certain expenses charged to the Plan. In addition, the provisions of the contract with the Plan's sponsor, the National Postal Mail Handlers Union, require that the Company fund any deficits in the Plan after the Plan's reserves have been fully utilized. As of December 31, 2003, the Plan has approximately $346 million in reserves to cover Plan expenses that may exceed the premiums charged and collected from the Plan participants by the Plan sponsor. There are no known Plan deficits as of December 31, 2003.

    Health Net Acquisition. On October 31, 2003, the Company completed the acquisition of all of the outstanding shares of capital stock of Health Net Employer Services, Inc. ("Health Net") from Health Net, Inc. for approximately $79 million. The purchase also included Health Net Plus Managed Care Services, Inc. and Health Net CompAmerica, Inc. Health Net Employer Services, Inc. is a workers' compensation managed care company based in Irvine, California. The acquisition was financed with borrowings under the Company's credit facility.

    PPO Oklahoma Acquisition. On October 31, 2003, the Company completed the acquisition of PPO Oklahoma for a purchase price of $10 million, subject to certain purchase price considerations. PPO Oklahoma operates almost exclusively in the state of Oklahoma. The acquisition was financed with borrowings under the Company's credit facility.

   CCN Acquisition. On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA - The Healthcare Company and VH Holdings, Inc. for a purchase price of approximately $198 million. The acquisition was financed from borrowings under the Company's line of credit. The integration of the CCN operations was substantially completed by December 31, 2003.

   HCVM Acquisition. On May 1, 2002, the Company completed the acquisition of HealthCare Value Management ("HCVM") for an initial purchase price of approximately $24 million plus $6.5 million paid in 2003 based on financial performance measures that HCVM met. The acquisition was financed from borrowings under the Company's line of credit. The integration of the HCVM operations was substantially completed by December 31, 2002.

 Consolidated Results of Operations. The following table presents the Company's sources of revenues and percentages of those revenues represented by certain statement of operations items.

                                                      Years Ended December 31,
 ------------------------------------------------------------------------------
 Sources of revenue:
   ($ in thousands):           2001       %      2002       %      2003       %
 ------------------------------------------------------------------------------
 Commercial Revenue:
  Group Health
   PPO plus Admin Services  $ 131,205    22   $ 239,800    32   $ 375,664    42
   PPO                        200,497    34     210,846    28     153,511    17
   Premiums                    14,672     2      15,541     2      21,560     3
                             --------   ---    --------   ---    --------   ---
     Total Group Health       346,374    58     466,187    62     550,735    62
                             --------   ---    --------   ---    --------   ---

 Workers' Compensation
   PPO Plus Admin Services     90,297    15     106,363    14     105,325    12
   PPO                         40,429     7      54,961     7      62,785     7
                             --------   ---    --------   ---    --------   ---
     Total Workers'
       Compensation           130,726    22     161,324    21     168,110    19
                             --------   ---    --------   ---    --------   ---

 Total Commercial Revenue     477,100    80     627,511    83     718,845    81
                             --------   ---    --------   ---    --------   ---
 Public Sector Revenue        116,008    20     132,455    17     172,081    19
                             --------   ---    --------   ---    --------   ---
 Total Revenue              $ 593,108   100   $ 759,966   100   $ 890,926   100
                             ========   ===    ========   ===    ========   ===


                                                 Years Ended December 31,
 ------------------------------------------------------------------------
 Percent of revenue:           2001              2002              2003
 ------------------------------------------------------------------------
 Expenses:
   Cost of services                44%               44%               45%
   Selling and marketing           10                10                11
   General and administrative       7                 7                 8
   Health care benefits             2                 2                 3
   Depreciation and amortization    8                 8                 7
   Interest income                 (1)               (1)               (1)
   Interest expense                 1                 1                 1
 ------------------------------------------------------------------------
 Subtotal                          71                71                72
 ------------------------------------------------------------------------
 Income before income taxes        29                29                28
 ------------------------------------------------------------------------
 Net income                        17%               17%               17%
 ------------------------------------------------------------------------

 Revenues. The Company's revenues consist primarily of fees for cost management services provided on a predetermined contractual basis or on a percentage-of-savings basis. Revenues also include premium revenue from the Company's insurance company operations.

 Effective January 1, 2003, the Company is reporting revenue in a new format which includes Group Health and Workers' Compensation revenue (which together make up the Commercial Business) and Public Sector revenue. The Group Health business is further broken down into PPO Services, PPO plus Administration Services and Premium revenue. The Workers' Compensation business is further broken down into PPO Services and PPO plus Administration Services. There is no premium revenue in the Workers' Compensation business. PPO Services is where the Company provides its national PPO network to clients without any other services. PPO plus Administration Services is where the Company provides PPO in addition to other services such as claims administration, health plan administration, fee schedule, front end, first report of injury, pharmacy benefit management and/or disease management.

 Total revenues increased $131.0 million (17%) from 2002 to 2003 and increased $166.9 million (28%) from 2001 to 2002. The increase in revenues from 2002 to 2003 is due primarily to a full year of revenue associated with the administration of the Plan compared to six months of Plan administration revenue in 2002. The increase in revenue from 2001 to 2002 was due primarily to six months of revenue from the administration of the Plan compared to PPO revenue only in 2001.

 Group Health revenue increased $84.5 million (18%) from 2002 to 2003 and $119.8 million (35%) from 2001 to 2002. Group Health revenue represents revenue from the corporate, Federal Employees Health Benefits Programs, small group carrier and third party administrator payors. PPO plus Administration Services revenue increased $135.9 million (57%) from 2002 to 2003 and $108.6 million (83%) from 2001 to 2002. This increase is due to new-client activity ($11 million in 2003) and existing clients utilizing more services, principally Mail Handlers ($123 million of the increase in
 2003). Group Health PPO services decreased $57.3 million (27%) from 2002 to 2003 as clients, especially Mail Handlers, are taking advantage of a wider array of the Company's services. PPO services increased $10.3 million (5%) from 2001 to 2002 due primarily to new clients. Premium revenue increased $6.0 million (39%) from 2002 to 2003 and $0.9 million (6%) from 2001 to 2002 due to new-client activity.

 Workers' Compensation revenue increased $6.8 million (4%) from 2002 to 2003 due primarily to $11 million in revenues earned from the acquisition of Health Net, which offset the loss of some historic workers' compensation clients that have exited various markets. Workers' Compensation revenue increased $30.6 million (23%) from 2001 to 2002 due primarily to numerous new clients.

 Public Sector revenue increased $39.6 million (30%) from 2002 to 2003 and $16.4 million (14%) from 2001 to 2002. Public Sector revenue represents fees associated with pharmacy benefit management, fiscal agent services and health care management from clients within the public sector. The $39.6 million increase from 2002 to 2003 is due primarily to new clients, such as the State of Nevada, one-time HIPAA support implementations and fees associated with pharmacy programs. The $16.4 million increase in Public
 Sector  revenue  from  2001  to  2002   was  due  primarily  to   new-client
 relationships.

 Cost of Services. Cost of services increased $65.2 million (19%) from 2002 to 2003 due primarily to operating costs associated with the increased Public Sector revenue ($21 million of the increase), the inclusion of a full year of costs associated with the administration of the Plan in 2003 compared to six months in 2002 ($30 million of the increase) and $7 million in costs for Health Net. Cost of services increased $74.1 million (28%) from 2001 to 2002 due primarily to the inclusion of CCN costs ($20 million) and the costs associated with the administration of the Plan ($37 million). Cost of services consists primarily of salaries and related costs for personnel involved in claims administration, PPO administration, development and expansion, clinical management programs, fee schedule, information technology and other cost management and administrative services offered by the Company. To a lesser extent, it includes telephone expenses, facility expenses and information processing costs. Cost of services as a percent of revenue increased from 44% in 2001 and 2002 to 45% in 2003 as clients are utilizing more of the Company's lower margin services.

 Selling and Marketing. Selling and marketing expenses increased $15.1 million (19%) from 2002 to 2003 due primarily to costs associated with the administration of the Plan and to increased marketing efforts to increase the enrollment in the Plan. Selling and marketing expenses increased $19.5 million (33%) from 2001 to 2002 due primarily to increased expenditures for the Company's national marketing campaign ($4 million) and to the addition of CCN costs ($6 million). As a percentage of revenues, selling and marketing expenses have remained between 10% and 11% from 2001 to 2003.

 General and Administrative. General and administrative expenses increased $11.0 million (20%) from 2002 to 2003 due to the inclusion of a full year of costs associated with the administration of the Plan ($1 million) as well as increases in professional liability insurance ($3 million) and other professional fees ($2 million). General and administrative expenses increased $15.5 million (39%) from 2001 to 2002 due primarily to the inclusion of CCN costs ($3 million) and costs associated with the administration of the Plan ($9 million).

 Health Care Benefits. Health care benefit expenses increased $6.0 million (39%) from 2002 to 2003 and $2.2 million (16%) from 2001 to 2002. These expenses represent medical losses incurred by insureds of the Company's insurance entities. The medical loss ratio (health care benefits as a percent of premiums) was 91% for 2001, 99% for 2002 and 100% for 2003. The Company's insurance business is small and volatile, so the loss ratio is somewhat unpredictable. Management continues to review the book of business in detail to minimize the loss ratio. Stop-loss insurance is related to the PPO and claims administration businesses and is used as a way to attract additional PPO business, which is the Company's most profitable product.

 Income from Operations. Income from operations was $246.0 million in 2003 compared to $219.4 million in 2002 and $173.3 million in 2001. The increase from 2001 to 2003 was due to the significant growth in the Company's revenues. Operating margin (Income from Operations as a percent of revenue) was 28% in 2003, 29% in 2002 and 29% in 2001. The decline in the operating margin from 2002 to 2003 was due primarily to the significant growth in the lower margin Public Sector business and a change in the mix of services toward lower margin claims administration services.

 Depreciation and Amortization. Depreciation and amortization expenses increased $7.0 million (12%) from 2002 to 2003 and $9.6 million (21%) from 2001 to 2002. These expenses increased from 2001 to 2003 principally as a result of the significant infrastructure investments made over the past several years and, to a lesser extent, amortization of intangible assets related to the various acquisitions the Company has made. As a percentage of revenues, these costs decreased from 8% in 2001 and 2002 to 7% in 2003. Depreciation expense will continue to grow primarily as a result of continuing investments the Company is making in its infrastructure. The increase was partially offset by the reduction in goodwill amortization of $5.0 million in 2002 due to the adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets" (see Note 1 to the consolidated financial statements).

 Interest Income. Interest income decreased $0.8 million (11%) from 2002 to 2003 and $0.1 million (2%) from 2001 to 2002. Interest income represented 1% of revenues in 2001, 2002 and 2003. Interest income has remained fairly constant as the Company has used much of its available cash to repay debt and repurchase its common stock.

 Interest Expense. Interest expense increased $0.1 million (2%) from 2002 to 2003 due to the borrowings related to the Health Net and PPO Oklahoma acquisitions. Interest expense decreased $1.7 million (24%) from 2001 to 2002 due primarily to the debt repayment the Company has made with its available cash. Interest expense represents interest incurred on the Company's revolving credit agreement. The floating interest rate incurred was between 2.5% and 7% from 2001 to 2003.

 Income  Taxes.  Income  taxes  were  provided   at  an  effective  rate   of
 approximately 38% in 2003 compared to 40% in 2002 and 2001. The Company lowered its effective tax rate in 2003 due to changes in its cost of performance structure used for state tax calculation. The reduction was done in the third quarter, as the full state tax effect was determined with the filing of various state tax returns. The higher than statutory rate for the three years includes provisions for state income taxes and expenses that are not deductible for income tax purposes.

 Segment Information. The Company is now reporting under two segments: the Commercial segment where the Company provides its health benefit services to Commercial customers in the Group Health and Workers' Compensation markets and the Public Sector segment where the Company services are provided to customers within the public sector. Management believes this presentation better reflects how the Company markets and sells its products and services. In the Commercial sector, the Company often bundles its products and services to offer a comprehensive health benefits solution and it does not sell administrative services (claims administration, bill review, PBM, clinical management, etc.) on a stand-alone basis without PPO network services. In the Public Sector, the Company offers products and services more specialized to the needs of the individual customer as public sector health programs move toward more efficient utilization of health services.

        Commercial

        (in thousands except %)           2001        2002        2003
        -----------------------         --------    --------    --------
          Revenues                     $ 477,100   $ 627,511   $ 718,845
          Operating expenses             304,175     410,130     482,615
                                        --------    --------    --------
          Income from operations         172,925     217,381     236,230
           Operating margin                   36%         35%         33%
          Interest income                 (6,844)     (6,698)     (5,928)
          Interest expense                 7,138       5,417       5,560
                                        --------    --------    --------
          Income before income taxes     172,631     218,662     236,598
          Income taxes                   (69,919)    (86,921)    (89,915)
                                        --------    --------    --------
          Net income                   $ 102,712   $ 131,741   $ 146,683
                                        ========    ========    ========

 The increase in income from operations and net income for the Commercial segment from 2001 to 2003 is due to the significant growth in revenue combined with operating efficiencies achieved from the CCN acquisition. Operating margin, however, has declined from 36% in 2001 to 35% in 2002 to 33% in 2003. This decrease is due primarily to clients taking advantage of a full array of the Company's services (rather than PPO services only), principally Mail Handlers. Depreciation and amortization expenses have increased significantly from 2001 to 2003 due to the continuing investments the Company is making in its infrastructure.

   Public Sector
   (in thousands except %)                2001        2002        2003
                                        --------    --------    --------
    Revenues                            $116,008   $ 132,455   $ 172,081
    Operating expenses                   115,644     130,431     162,296
                                        --------    --------    --------
    Income from operations                   364       2,024       9,785
      Operating margin                         0%          2%          6%
    Interest expense                          14          37          26
                                        --------    --------    --------
    Income before income taxes               350       1,987       9,759
    Income taxes                            (142)       (790)     (3,708)
                                        --------    --------    --------
    Net income                         $     208   $   1,197   $   6,051
                                        ========    ========    ========

 The increase in income from operations and net income for the Public Sector segment from 2001 to 2003 is due to significant revenue growth, particularly in nonrecurring revenue items in 2003. Operating margin increased to 6% in 2003 from 2% in 2002 and 0% in 2001 as the Company has seen gradual improvement in the efficiency of its Public Sector business, particularly in its fiscal agent services.

 Seasonality. The Company has historically experienced increases in salaries and related costs during its first and fourth calendar quarters in anticipation of an increase in the number of new participants in client-sponsored health care plans. Since group health care plans typically offer an open enrollment period for new participants during December or January of each year, the Company anticipates that its future first and fourth quarters will continue to reflect similar cost increases. The Company's future earnings could be adversely affected if the Company were to incur costs in excess of those necessary to service the actual number of new participants resulting from the open enrollment.

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

 Liquidity and Capital Resources. The Company had positive working capital of $24.1 million at December 31, 2003 compared to positive working capital of $1.2 million at December 31, 2002 and negative working capital of $159.1 million at December 31, 2001. All of the Company's outstanding debt at December 31, 2001 was classified as a current liability as the Company's credit facility was due to expire on June 30, 2002. On April 23, 2002, the Company obtained a new credit facility that matures in 2007; consequently, the outstanding debt is now classified as long-term. Total cash and investments of the Company amounted to $139.7 million at December 31, 2003, $152.7 million at December 31, 2002 and $137.4 million at December 31, 2001.

 The Company generated $209.4 million of cash from operating activities during the year ended December 31, 2003 compared with $277.5 million in 2002 and $151.3 million in 2001. The operating cash generated in 2002 was unusually high due to nonrecurring cash collections from clients and a change in the timing of income tax payments.

 The Company's most significant source of cash is its accounts receivable collections. Accounts receivable balances will generally increase from year-to-year as the Company's revenues increase. Since revenues have grown substantially over the past several years, the cash collected has grown substantially as well. Management believes the Company revenues will continue to grow, so the operating cash generated will continue to grow as well. The Company has historically generated a substantial amount of cash from the issuance of common stock from stock option exercises. Any decrease in future cash generated from common stock issuance, however, is not expected to have a material effect on the Company's ability to fund operations or future expansion plans.

 The Company's most significant uses of cash are for payment of operating expenses, income taxes and capital expenditures. The Company's earnings margins (net income as a percent of revenues) have historically been in excess of 17%, so cash generated from operations has been more than sufficient to cover those needs. The Company has historically invested 8-10% of its revenues in capital expenditures, and management expects this level of investment will continue.

 The Company has a revolving line of credit in the amount of $400 million which is due to expire on April 23, 2007. The facility has a five-year term and provides for interest at a Euro-dollar rate (which approximates LIBOR) plus a variable margin and a facility fee that fluctuate based on the Company's debt rating. The Company has used this credit facility to fund acquisitions and common stock repurchases. As of December 31, 2003, $270 million was outstanding under the credit facility.

 The following table summarizes the contractual obligations the Company has outstanding as of December 31, 2003:

      (In thousands)                    Payments due by period
                          ---------------------------------------------------
      Contractual                    Less than     1-3        3-5       Over
      Obligations          Total      1 year      years      years    5 years
      -----------         --------    -------    -------    -------    ------
   Long-term debt        $ 270,000   $      -   $      -   $270,000  $      -
   Operating leases         55,967     14,591     21,142     13,163     7,071
   Purchase obligations      1,000      1,000          -          -         -
                          --------    -------    -------    -------    ------
   Total                 $ 326,967   $ 15,591   $ 21,142   $283,163   $ 7,071
                          ========    =======    =======    =======    ======

 The purchase obligation is a commitment to a limited partnership investment.
 The  Company  has  no  capital   lease  obligations  or  other   contractual
 obligations as of December 31, 2003.

 The Company believes that its working capital, long-term investments, credit facility and cash generated from future operations will be sufficient to fund the Company's operations and anticipated expansion plans.

 Company Stock Options. The Company maintains employee and director stock option plans that provide for the granting of options to employees, directors and consultants of the Company and its subsidiaries to purchase common stock at or above the fair market value at date of grant. The Company has granted stock options to all employees meeting certain defined performance requirements annually since 1988. Management believes this plan has been invaluable in finding, attracting, retaining and providing incentive to employees by offering them an ownership interest in the Company.

 The Company elected the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148. The Company continues to account for its employee and director stock compensation under the intrinsic value method in accordance with APB No. 25.

 Market Risk. Market risk is the risk that the Company will incur losses due to adverse changes in interest rates and prices. The Company's market risk exposure is limited to the $65.0 million and $69.2 million of marketable securities owned by the Company at December 31, 2003 and 2002, respectively, and the $270 million and $120 million of variable rate debt owed by the Company at December 31, 2003 and 2002, respectively. The Company does not hold any market risk-sensitive instruments for trading purposes. The Company has established policies and procedures to manage sensitivity to interest rate and market risk. These procedures include the monitoring of the Company's level of exposure to each market risk and the use of derivative financial instruments to reduce risk.

 The Company's  marketable  equity  and debt  securities  are  classified  as available for sale and are recorded in the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of other comprehensive income (loss) in stockholders' equity, net of applicable deferred taxes. As of December 31, 2003, the fair value of the Company's marketable securities was $65.0 million, consisting of $64.9 million invested in debt securities and $0.1 million invested in equity securities. As of December 31, 2002, the fair value of the Company's marketable securities was $69.2 million, consisting of $64.9 million invested in debt securities and $4.3 million invested in equity securities. The Company measures its interest rate risk by estimating the net amount by which potential future net earnings would be impacted by hypothetical changes in market interest rates related to all interest rate sensitive assets and liabilities, including derivative financial instruments. Assuming a hypothetical 20% increase in interest rates as of December 31, 2003, the estimated reduction in future earnings, net of tax, would be less than $1.0 million. Assuming the same 20% increase in interest rates as of December 31, 2002, the estimated reduction in future earnings, net of tax, would also have been less than $1.0 million. Equity price risk arises when the Company could incur economic losses due to adverse changes in a particular stock index or price. The Company's investments in equity securities are exposed to equity price risk and the fair value of the portfolio is correlated to the S&P 500. At December 31, 2003, management estimates that an immediate 10% decrease in the S&P 500 would result in a negligible decrease in the fair value of its equity securities. Management estimated that a 10% decrease in the S&P 500 at December 31, 2002 would have affected the fair value of its equity securities by less than $1.0 million.

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

 Revenue recognition - Significant estimates used in recognizing revenue relate to performance guarantees, other client-specific claim, eligibility and other data adjustments and recoverability of receivables. Adjustments to PPO savings, and, therefore, PPO revenues, occur due to client corrections of member eligibility data as originally submitted or due to certain clients' inability to resubmit claim adjustments to the Company's repricing system. This enables the Company to report PPO fee revenue more accurately until information is available to support our entitlement to these fees, net of actual adjustments. Revenue adjustments are estimated on a client-specific and aggregated basis using actual, historical adjustment data. Reserves recorded for such matters were $36.5 million, $41.2 million and $18.2 million in 2003, 2002 and 2001, respectively. Total adjustments to revenue amounted to less than 3% of revenues in each year presented. The increase from 2001 to 2003 relates to the Company's business with the Plan discussed above.

 Allowance for doubtful accounts - The Company provides reserves for uncollectible revenue due to client collectibility issues as an allowance for doubtful accounts. The primary reason for non-payment of these accounts receivable is due to client bankruptcy, insolvency or disputes over eligibility. The methodology for calculating the allowance for doubtful accounts includes an assessment of specific receivables that are aged and an assessment of the aging of the total receivable pool. Substantially all of the Public Sector revenue is received from state and local governments. The Company's experience with recovering receivables related to Public Sector revenue is impacted primarily by contract disputes, changes in administrative personnel and the timing of fiscal appropriations relative to the billing of our services. The reserving methodology for Public Sector receivables provides for a longer collection period compared to Group Health and Workers' Compensation receivables. The Company evaluates the recoverability of Public Sector receivables based on the aging of receivables, with additional consideration given to clients with known fiscal appropriation issues. The allowance for doubtful accounts totaled $21.1 million, $14.8 million and $14.3 million at December 31, 2003, 2002 and 2001, respectively. The increase in 2003 primarily related to reserves recorded for the Health Net acquisition.

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

 Derivative Financial Instruments. As discussed in Note 14 to the consolidated financial statements, the Company may use derivative financial instruments to reduce interest rate risk and potentially increase the return on invested funds and to manage the cost of its common stock repurchase programs. Investments in derivative financial instruments are approved by the Board of Directors of the Company. The Company has an investment in a limited liability company, accounted for under the equity method of accounting, which uses interest rate swaps to reduce interest rate risk. The Company has recorded its equity portion of the unrealized loss on these derivatives as other comprehensive income in its Consolidated Balance Sheet and Consolidated Statement of Comprehensive Income in 2003. The Company has no other derivatives outstanding at December 31, 2003.

 HIPAA Administrative Simplification. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") directed the Department of Health and Human Services ("HHS") to issue regulations setting standards for the electronic exchange of health care claims information among health care providers, payors, and plans ("EDI"), as well as security for the exchange of information via the internet ("e-commerce"). This directive is commonly referred to as HIPAA Administrative Simplification. HHS has issued several rules with various implementation dates between 2002 and 2005. The Company has met and management anticipates the Company will meet all the current and future implementation dates and continues to monitor HHS activity for future decisions that may affect the Company's business operations.

 The Company instituted a corporate HIPAA Administrative Simplification Committee and Workgroup to identify processes, systems or policies that will require modification and to implement appropriate remediation and contingency plans to avoid any adverse impact on its ability to perform services in accordance with the applicable standards. The Company also communicated with significant third-party business partners to assess their readiness and the extent to which the Company needed to modify its relationship with these third parties when conducting EDI (Electronic Data Interchange) or e-commerce. The Company also formed a Security Committee and Workgroup to address electronic security, specifically, HIPAA security requirements.

 The cost for this compliance effort was approximately $5 million. Additionally, the Company received reimbursement directly from a number of its clients due to the nature of the contractual arrangement with these entities.

 New Accounting Pronouncements. Effective January 1, 2003, the Company adopted SFAS No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. The adoption of SFAS 146 had no impact on the Company's financial position, results of operations or cash flows.

 Effective January 1, 2003, the Company adopted Interpretation No. 45, ("FIN 45") "Guarantees, Including Indirect Guarantees of Indebtedness to Others," which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to disclose certain guarantees, including contractual indemnifications, it has assumed. The Company generally declines to provide indemnification to its customers. In limited circumstances, to secure long-term customer contracts at favorable rates, the Company may negotiate risk allocation through mutual indemnification provisions that, in the Company's judgment, appropriately allocate risk relative to the value of the customer. Management believes that any liability under these indemnification provisions would not be material. The adoption of FIN 45 had no impact on the Company's financial position, results of operations or cash flows.

 Effective July 1, 2003, the Company adopted SFAS No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 had no impact on the Company's financial position, results of operations or cash flows.

 Commitments and Contingencies. The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings that constitute litigation incidental to the business of the Company and its subsidiaries. The Company does not believe that the outcome of such matters will have a material effect on the Company's financial position or results of operations.

 Independent Auditors' Report
 ----------------------------

 Board of Directors and Stockholders,
 First Health Group Corp.
 Downers Grove, Illinois

 We have audited the consolidated balance sheets of First Health Group Corp. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, of comprehensive income, of cash flows and of stockholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of First Health Group Corp. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

 As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."


 Deloitte & Touche LLP
 Chicago, Illinois
 March 8, 2004



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

 The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based upon written policies and procedures, appropriate divisions of responsibility and authority, and careful selection and training of personnel. Policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that business practices are to be conducted in a manner which is above reproach.

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


 First Health Group Corp.
 Downers Grove, Illinois
 March 8, 2004

 Consolidated Balance Sheets
 ---------------------------
 (in thousands, except share amounts)
                                                       December 31,
 Assets                                            2002            2003
 -------------------------------------------------------------------------
 Current assets:
   Cash and cash equivalents                    $  20,852        $   8,047
   Short-term investments                           1,304            1,973
   Accounts receivable, less allowances
     for doubtful accounts of $14,782
     and $21,073, respectively                     69,981          102,895
   Deferred taxes                                  35,255           26,790
   Other current assets                            16,183           37,318
 -------------------------------------------------------------------------
   Total current assets                           143,575          177,023
 -------------------------------------------------------------------------
 Long-term investments:
   Marketable securities                           67,880           62,994
   Other                                           62,676           66,715
 -------------------------------------------------------------------------
   Total long-term investments                    130,556          129,709
 -------------------------------------------------------------------------
 Property and equipment:
   Land, building and improvements                 97,826          103,088
   Computer equipment and software                222,796          281,495
   Office furniture and equipment                  34,518           37,910
 -------------------------------------------------------------------------
                                                  355,140          422,493
   Less accumulated depreciation
     and amortization                            (149,637)        (186,603)
 -------------------------------------------------------------------------
   Total property and equipment, net              205,503          235,890
 -------------------------------------------------------------------------
 Goodwill                                         279,447          324,335
 Intangible assets, less accumulated
   amortization of $4,541 and $9,250,
   respectively                                    54,086           82,615
 Reinsurance recoverable                           26,185           24,331
 Other assets                                       4,009            3,508
 -------------------------------------------------------------------------
                                                $ 843,361        $ 977,411
 -------------------------------------------------------------------------


                                                       December 31,
 Liabilities and Stockholders' Equity              2002            2003
 -------------------------------------------------------------------------
 Current liabilities:
   Accounts payable                             $  50,841        $  73,261
   Accrued expenses                                53,535           47,778
   Claims reserves                                 14,235           23,797
   Income taxes payable                            23,765            8,066
 -------------------------------------------------------------------------
   Total current liabilities                      142,376          152,902
 -------------------------------------------------------------------------
 Long-term debt                                   120,000          270,000
 Claims reserves                                   26,185           24,331
 Deferred taxes                                   114,692          126,474
 Other noncurrent liabilities                      25,962           25,226
 -------------------------------------------------------------------------
   Total liabilities                              429,215          598,933
 -------------------------------------------------------------------------
 Commitments and contingencies                          -                -
 Stockholders' equity:
   Preferred stock, par value $1.00;
     authorized 1,000,000 shares; none issued           -                -
   Common stock, par value $.01; authorized
     155,000,000 shares; issued and outstanding
     134,491,000 and 136,475,000 shares,
     respectively                                   1,344            1,365
   Additional paid-in capital                     304,663          335,548
   Retained earnings                              518,960          671,981
   Accumulated other comprehensive income             764           (1,726)
   Treasury stock, at cost; 35,815,000 and
     45,403,000 shares, respectively             (411,585)        (628,690)
 -------------------------------------------------------------------------
   Total stockholders' equity                     414,146          378,478
 -------------------------------------------------------------------------
                                                $ 843,361        $ 977,411
 -------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

 Consolidated Statements of Operations
 -------------------------------------
 (in thousands, except share amounts)

                                                  Years Ended December 31,
                                                2001        2002        2003
 -----------------------------------------------------------------------------

 Revenues                                    $ 593,108   $ 759,966   $ 890,926
 -----------------------------------------------------------------------------
 Operating expenses:
   Cost of services                            261,985     336,094     401,335
   Selling and marketing                        58,416      77,878      92,977
   General and administrative                   39,598      55,057      66,104
   Health care benefits                         13,293      15,455      21,462
   Depreciation and amortization                46,527      56,077      63,033
 -----------------------------------------------------------------------------
 Total operating expenses                      419,819     540,561     644,911
 -----------------------------------------------------------------------------
 Income from operations                        173,289     219,405     246,015
 -----------------------------------------------------------------------------
 Nonoperating expenses (income):
   Interest income                              (6,844)     (6,698)     (5,928)
   Interest expense                              7,152       5,454       5,586
 -----------------------------------------------------------------------------
 Income before income taxes                    172,981     220,649     246,357
 Income taxes                                  (70,061)    (87,711)    (93,623)
 -----------------------------------------------------------------------------
 Net income                                  $ 102,920   $ 132,938   $ 152,734
 -----------------------------------------------------------------------------
 Weighted average shares outstanding-basic      98,333     100,697      94,883
 -----------------------------------------------------------------------------
 Net income per common share-basic           $    1.05   $    1.32   $    1.61
 -----------------------------------------------------------------------------
 Weighted average shares outstanding-diluted   103,055     104,258      97,199
 -----------------------------------------------------------------------------
 Net income per common share-diluted         $    1.00   $    1.28   $    1.57
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

 Consolidated Statements of Comprehensive Income
 -----------------------------------------------
 (in thousands)
                                                  Years Ended December 31,
                                                2001        2002        2003
 -----------------------------------------------------------------------------
 Net income                                  $ 102,920   $ 132,938   $ 152,734
 Other comprehensive income, before tax:
   Unrealized gains (losses) on securities:
     Unrealized holding gains (losses)
       arising during period                     3,125         989      (1,882)
     Less: reclassification adjustment for
       gains (losses) included in net income      (479)        (35)      1,529
     Unrealized losses on limited
       partnership derivatives                      --          --      (3,460)
 -----------------------------------------------------------------------------
 Other comprehensive income (loss), before tax   2,646         954      (3,813)
 Income tax benefit (expense) related to items
   of other comprehensive income                  (976)       (351)      1,323
 -----------------------------------------------------------------------------
 Other comprehensive income (loss)               1,670         603      (2,490)
 -----------------------------------------------------------------------------
 Comprehensive income                        $ 104,590   $ 133,541   $ 150,244
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

 Consolidated Statements of Cash Flows
 -------------------------------------
 (in thousands)

                                                  Years Ended December 31,
                                                2001        2002        2003
 -----------------------------------------------------------------------------
 Cash flows from operating activities:
   Net income                                $ 102,920   $ 132,938   $ 152,734
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
      Change in provision for uncollectible
        accounts receivable                       (487)      3,455        (144)
      Depreciation and amortization             46,527      56,077      63,033
      Provision for deferred income taxes       26,858      10,448      27,677
      Tax benefits from stock options
        exercised                               16,634      16,521       8,920
      Income from limited partnership           (2,851)     (3,096)     (3,031)
      Other, net                                 1,262         299         362
   Changes in assets and liabilities (net
     of effects of acquired businesses):
      Accounts receivable                      (10,764)     13,495     (21,688)
      Other current assets                     (10,401)      4,920     (20,999)
      Reinsurance recoverable                    2,075         (45)      1,854
      Accounts payable and accrued expenses    (16,337)     13,833       8,047
      Claims reserves                           (2,780)      1,972       7,708
      Income taxes payable                           -      23,698     (16,299)
      Noncurrent assets and liabilities         (1,308)      3,016       1,270
 -----------------------------------------------------------------------------
   Net cash provided by operating activities   151,348     277,531     209,444
 -----------------------------------------------------------------------------

 Cash flows from investing activities:
   Acquisition of businesses, net of
     cash acquired                            (198,645)    (42,959)    (91,981)
   Purchases of investments                    (50,233)    (80,269)    (50,418)
   Sales or maturities of investments           35,985      75,923      49,872
   Assets held for sale                          9,000         923          --
   Purchases of property and equipment         (63,654)    (71,583)    (84,801)
 -----------------------------------------------------------------------------
   Net cash used in investing activities      (267,547)   (117,965)   (177,328)
 -----------------------------------------------------------------------------

 Cash flows from financing activities:
   Proceeds from issuance of long-term debt    215,000     240,000     317,000
   Principal payments of long-term debt       (145,000)   (317,500)   (167,000)
   Purchase of treasury stock                        -    (109,322)   (216,605)
   Stock option loans to employees              (1,739)     (2,272)         --
   Stock option loan repayments                  1,594       3,761         287
   Proceeds from issuance of common stock       36,807      32,243      21,397
   Proceeds from sales of put options
     on common stock                                 -         375          --
 -----------------------------------------------------------------------------
   Net cash provided by (used in)
     financing activities                      106,662    (152,715)    (44,921)
 -----------------------------------------------------------------------------
 Net increase (decrease) in cash and
   cash equivalents                             (9,537)      6,851     (12,805)
 Cash and cash equivalents,
   beginning of period                          23,538      14,001      20,852
 -----------------------------------------------------------------------------
 Cash and cash equivalents, end of period    $  14,001   $  20,852   $   8,047
 -----------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

                                                  Years Ended December 31,
                                                2001        2002        2003
 -----------------------------------------------------------------------------
 Supplemental cash flow data:
 Acquisition of businesses:
   Fair value of assets acquired,
     net of cash acquired                    $  41,893   $  10,686   $  16,335
   Goodwill                                    166,865      28,042      46,388
   Intangible assets                            43,814      14,813      33,238
   Fair value of liabilities assumed           (53,927)     (7,513)     (3,980)
   Future payments on acquisition                    -      (3,069)         --
 -----------------------------------------------------------------------------
   Net cash paid                             $ 198,645   $  42,959   $  91,981
 -----------------------------------------------------------------------------

 Stock options exercised in exchange
   for common stock                          $       -   $      66   $     500
 Health care benefits paid                     (15,369)    (14,748)    (20,905)
 Interest paid                                  (7,713)     (5,087)     (4,925)
 Interest income received                        4,571       3,587       3,088
 Income taxes paid, net                        (38,493)    (29,461)    (73,283)


 See Notes to Consolidated Financial Statements.


 Consolidated Statements Of Stockholders' Equity
 -----------------------------------------------
 (in thousands)

                                                                               Accumulated
                                       Common Stock     Additional                Other         Treasury Stock
                                       ------------      Paid-In    Retained  Comprehensive   ------------------
                                      Shares   Amount    Capital    Earnings  Income (loss)   Shares      Amount
 ----------------------------------------------------------------------------------------------------------------
 Balance, January 1, 2001             79,501  $  795   $ 252,092  $ 534,428     $ (1,509)      31,298   $(604,393)

   2-for-1 stock split
    Effective June 25, 2001           48,203     482     (50,008)  (252,670)           -            -     302,196
   Issuance of common stock
     through stock option and
     purchase plans                    3,616      36      36,771          -            -            -           -
   Tax benefit related to stock
     options exercised                     -       -      16,634          -            -            -           -
   Change in unrealized holding
     gain on marketable securities,
     net of tax                            -       -           -          -        1,670            -           -
   Loans granted to employees
     to exercise stock options             -       -           -     (1,739)           -            -           -
   Repayment of employee stock
     option loans                          -       -           -      1,594            -            -           -
   Net income                              -       -           -    102,920            -            -           -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2001          131,320  $1,313   $ 255,489  $ 384,533     $    161       31,298   $(302,197)

   Issuance of common stock
     through stock option and
     purchase plans                    3,171      31      32,278          -            -            -           -
   Purchase of treasury stock              -       -           -          -            -        4,517    (109,388)
   Tax benefit related to stock
     options exercised                     -       -      16,521          -            -            -           -
   Change in unrealized holding
     gain on marketable securities,
     net of tax                            -       -           -          -          603            -           -
   Sale of put options on
     common stock                          -       -         375          -            -            -           -
   Loans granted to employees
     to exercise stock options             -       -           -     (2,272)           -            -           -
   Repayment of employee stock
     option loans                          -       -           -      3,761            -            -           -
   Net Income                              -       -           -    132,938            -            -           -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2002          134,491  $1,344   $ 304,663  $ 518,960     $    764       35,815   $(411,585)

   Issuance of common stock
     through stock option and
     purchase plans                    1,984      21      21,876          -            -            -           -
   Purchase of treasury stock              -       -           -          -            -        9,588    (217,105)
   Tax benefit related to stock
     options exercised                     -       -       8,920          -            -            -           -
   Change in unrealized loss
     on limited partnership
     derivatives                           -       -           -          -       (2,243)           -           -
   Change in unrealized holding
     gain on marketable securities,
     net of tax                            -       -           -          -         (247)           -           -
   Compensation expense for option
     grants, net of tax                    -       -          89          -            -            -           -
   Repayment of employee stock
     option loans                          -       -           -        287            -            -           -
   Net income                              -       -           -    152,734            -            -           -
 ----------------------------------------------------------------------------------------------------------------
 Balance, December 31, 2003          136,475  $1,365   $ 335,548  $ 671,981     $ (1,726)      45,403   $(628,690)
 ----------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


 Notes to Consolidated Financial Statements


 1. Summary of Significant Accounting Policies:

 The Company: First Health Group Corp. ("the Company") is a full-service national health benefits services company. The Company specializes in providing large payors with integrated managed care solutions. The Company is a unique national managed care company serving the group health, workers' compensation and state agency markets.

 Principles of consolidation: The financial statements include the accounts of the Company and its wholly owned subsidiaries. Material intercompany balances and transactions have been eliminated.

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

 Investments with maturities between three months and 12 months, equity investments and other investments needed for current cash requirements are classified as short-term investments. All remaining investments are classified as long-term. Investments, which are classified as available-for-sale securities, are reported at fair value. The fair value of marketable securities is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. The difference between amortized cost and fair value is recorded as an adjustment to accumulated other comprehensive income, net of applicable deferred taxes. Realized gains and losses from sales of investments are based upon the specific identification method.

 Property and equipment: Property and equipment are stated at cost. Expenditures for the maintenance and repair of property and equipment are charged to expense as incurred. Expenditures for major replacement or betterment are capitalized.

 In accordance with AICPA Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain internal payroll and payroll-related costs are capitalized during the application development stage of a project and depreciated over the computer software's useful life. The Company capitalized approximately $10.2 million of such internal costs during 2003, $8.1 million of such costs during 2002 and $5.3 million of such costs during 2001 that would have otherwise been expensed. In accordance with SOP 98-1, the Company also capitalizes external consulting costs related to software development. The total of the internal and external costs are considered work-in-progress until the software is put into use. Computer equipment and software includes approximately $21.3 million of work-in-progress as of December 31, 2003 related to internally developed software programs. There were approximately $16.6 million of such work-in-progress amounts as of December 31, 2002. The Company recorded amortization expense related to developed software in the amount of $23.0 million, $21.8 million and $13.5 million in 2003, 2002 and 2001, respectively.

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

 Revenue recognition:

 The Company's proprietary, national PPO network, The First Health[R] Network, includes hospitals, physicians and other health care providers that offer services at prenegotiated rates to health care payors. PPO services are provided at varying fee structures to our clients based on specific contractual arrangements. PPO revenues are earned based on either a percentage of savings in medical costs achieved by our clients when their covered participants utilize our national network of health care providers or on a per-employee, per-month basis (capitated basis). Percentage of savings revenue is determined using the difference between charges billed by contracted medical providers and the contracted reimbursement rates for the services billed. Contracted rates are specified in our contracts and are maintained in the Company's claims repricing systems. The Company recognizes revenue, on a contractual basis per client, as a portion of savings achieved (the difference between provider billings and provider reimbursement).

 Revenue for claims administrative services is recognized based on a contractual per-member, per-month rate using client-provided enrollment data. This rate is based on a number of factors including the number of participants, length of contract, products selected and services purchased. Revenue for fee schedule services is recognized on a per-transaction basis. Revenue for clinical management services is recognized either on a capitated basis or on a time and material basis.

 In a limited number of cases, contracts include performance guarantees. Performance guarantees are client specific and are of two basic types: administrative guarantees and financial guarantees. Administrative guarantees relate to an obligation to meet certain claims administration metrics agreed to by the client and First Health such as telephonic response time for member calls and claim payment turnaround. If these contractual metrics are not met, there are certain penalties that apply. Penalties paid by the Company for failure to meet certain performance guarantees were less than $50,000 in each of the years between 2001 and 2003. Financial guarantees take various forms including, among others, achieving an annual aggregate savings threshold, achieving a targeted level of savings per-member, per-month or achieving overall network penetration in defined demographic markets. Only 25 client contracts include performance guarantees. Negative revenue adjustments related to performance guarantees are recorded in the quarter they are known. Positive revenue adjustments related to performance guarantees are recorded in the quarter they are billed to the client. Performance guarantees are structured and measured annually. Guarantees in subsequent years can be recalculated to protect the Company from unforeseen changes in the various parameters used in calculating performance guarantees.

 Other adjustments to PPO revenues are recorded related to member eligibility and other client resubmission of repricing information. Adjustments to revenue are recorded on a client-specific and aggregated basis based on empirical adjustment data. In addition, an allowance for doubtful accounts is recorded based on an evaluation of client-specific financial risks and aging of receivables.

 Total accounts receivable reserves were $57.6 million, $56.0 million and $32.5 million as of December 31, 2003, 2002 and 2001, respectively, and are netted against the gross accounts receivable balance in the consolidated balance sheets.

 Insurance operations:

 Claims Reserves - Claims reserves include traditional life insurance, such as whole life insurance, term life insurance, stop-loss insurance and accident and health insurance, as well as universal life insurance policies and annuity contracts that do not have significant mortality or morbidity risk. A substantial portion of life insurance reserves represents business ceded to National Farmers Union Life Insurance Company ("National Farmers"). Stop-loss reserves and accident and health reserves are established based on medical claims payment history adjusted for specific benefit plan elements (such as deductibles) and expected savings generated by utilization of the First Health[R] Network.

 Reinsurance Recoverable - Reinsurance recoverable represents the amount due from other insurance companies as a result of the cession of a portion of the Company's insurance risk to such companies. Reinsurance recoverable is divided between current amounts ($1.4 million and $14.5 million as of
 December 31, 2002 and 2003, respectively) and noncurrent amounts ($26.2 million and $24.3 million as of December 31, 2002 and 2003, respectively). The current portion has increased significantly as the Company has entered into several new ceding arrangements in its small group insurance business. The current amounts are included in the "Other current assets" line on the consolidated balance sheets. The noncurrent portion is all due from National Farmers in a prior business arrangement.

 Net income per common share: Net income per common share-basic is based on the weighted average number of common shares outstanding during the period. Net income per common share-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share by 4,722,000, 3,561,000 and 2,316,000 for 2001,
 2002 and 2003, respectively, due to the effect of stock options. Diluted net income per share was lower than basic by $0.05 for 2001 and by $0.04 for 2002 and 2003 as a result of the increased weighted average shares outstanding due to the effect of stock options.

 All historical common share data have been adjusted for a 2-for-1 stock split in the form of a 100% stock distribution paid on June 25, 2001, to stockholders of record on June 4, 2001. Treasury shares were not split. However, an adjustment was made to the stockholders' equity section of the Consolidated Balance Sheet to split the cost of treasury stock (in effect, a cancellation of treasury shares by reducing paid-in-capital and retained earnings).

 New Accounting Pronouncements:

 In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," which the Company adopted effective January 1, 2002. SFAS 142 specifies that goodwill and certain intangible assets will not be amortized but rather are subject to periodic impairment testing. Consequently, goodwill acquired in business combinations completed before July 1, 2001, was amortized through December 31, 2001. Goodwill acquired in business combinations subsequent to July 1, 2001 has not been amortized.

 The following table reflects the effect of SFAS 142 on net income and earnings per share as if SFAS 142 had been in effect for all periods presented:

    (in thousands,                         Years ended December 31,
   except per share amounts)          2001           2002           2003
   -------------------------         -------        -------        -------

   Net income                       $102,920       $132,938       $152,734
   Add back goodwill amortization      4,986             --             --
                                     -------        -------        -------
   Adjusted net income              $107,906       $132,938       $152,734
                                     =======        =======        =======

   Basic net income per share:
    Reported net income per share   $   1.05       $   1.32       $   1.61
    Goodwill amortization                .05             --             --
                                     -------        -------        -------
    Adjusted net income per share   $   1.10       $   1.32       $   1.61
                                     =======        =======        =======

   Diluted net income per share:
    Reported net income per share   $   1.00       $   1.28       $   1.57
    Goodwill amortization                .05             --             --
                                     -------        -------        -------
    Adjusted net income per share   $   1.05       $   1.28       $   1.57
                                     =======        =======        =======


 Effective January 1, 2003, the Company adopted SFAS No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. The adoption of SFAS 146 had no impact on the Company's financial position, results of operations or cash flows.

 Effective January 1, 2003, the Company adopted SFAS No. 148 ("SFAS 148"), "Accounting for Stock Based Compensation - Transition and Disclosure," which amends SFAS No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation." The Company accounts for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No stock-based employee compensation cost is reflected in net income as all options granted under those plans had an exercise price at least equal to the market value of the stock at date of grant. As permitted by SFAS 123, and amended by SFAS 148, the Company follows the disclosure requirements only of SFAS 123 and SFAS
 148. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123.

    (in thousands,
   except per share amounts)              2001         2002         2003
   -------------------------             -------      -------      -------

    Net Income:                         $102,920     $132,938     $152,734
    Add: Stock-based employee                 --           --           89
         compensation expense
         included in reported net
         income net of related tax
         effects.
    Deduct: Total stock-based
         employee compensation
         expense determined under
         fair value based method for
         all awards net of related
         tax effect.                      (9,815)     (15,173)     (12,717)
                                         -------      -------      -------
    Pro forma net income                $ 93,105     $117,765     $140,106
                                         =======      =======      =======

    Earnings per share-basic
       As reported                      $   1.05     $   1.32     $   1.61
       Pro forma                        $    .95     $   1.17     $   1.48
    Earnings per share-diluted
       As reported                      $   1.00     $   1.28     $   1.57
       Pro forma                        $    .91     $   1.13     $   1.44


 Effective July 1, 2003, the Company adopted SFAS No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 had no impact on the Company's financial position, results of operations or cash flows.

 2. Acquisitions:

 On August 16, 2001, the Company completed the acquisition of all of the outstanding shares of capital stock of CCN Managed Care, Inc. ("CCN") and Preferred Works, Inc. ("PW" and together with CCN, the "CCN Companies") from HCA-The Healthcare Company and VH Holdings, Inc. (collectively, the "Sellers") for a purchase price of $195 million in cash, plus a working capital adjustment that increased the purchase price to approximately $198 million. The acquisition was accounted for by the purchase method of accounting. The integration of the CCN operations was substantially completed by December 31, 2003. The allocation of the purchase price to the fair value of assets acquired and liabilities assumed was as follows:

     (Dollars in thousands)
     ----------------------
     Purchase price                                      $195,000
     Working capital adjustment                             3,514
     Transaction costs                                      2,000
                                                          -------
     Total purchase price                                $200,514
                                                          -------

     Purchase price has been allocated as follows:

     Fair value of tangible assets acquired              $ 33,471
     Assets held for sale                                   9,965
     Goodwill                                             161,697
     Intangible assets                                     43,814
     Liabilities assumed                                  (22,275)
     Liability for restructuring and integration costs    (26,158)
                                                          -------
                                                         $200,514
                                                          -------

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


          (in thousands except per share data)          Year ended
                                                     December 31, 2001
        Pro forma:                                   -----------------
           Revenue                                       $655,455
           Net income                                     103,564
           Net income per common share - basic               1.05
           Net income per common share - diluted             1.00

 These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place at the beginning of 2001, nor do they purport to represent results of future operations of the merged companies.

 On May 1, 2002, the Company completed the acquisition of HealthCare Value Management ("HCVM") for an initial purchase price of $24 million. The Company paid an additional $6.5 million in 2003 for contractual obligations based on financial performance measures that HCVM has met. HCVM is a New England-based PPO company, headquartered in suburban Boston. The acquisition was accounted for by the purchase method of accounting and was financed from borrowings under the Company's credit facility. The integration of the HCVM operations was substantially completed by December 31, 2002. The results of operations and assets acquired are immaterial to the consolidated financial statements of the Company. Consequently, no pro forma financial results are included herein.

     Purchase price has been allocated as follows:

     Fair value of tangible assets acquired              $    161
     Goodwill                                              23,568
     Intangible assets                                      5,658
     Liabilities assumed                                     (239)
     Liability for restructuring and integration costs       (100)
                                                          -------
                                                         $ 29,048
                                                          -------

 On July 1, 2002, the Company acquired the stock of Claims Administration Corporation ("CAC") for a purchase price of approximately $18 million. Included in this transaction was the transfer of approximately 1,000 CAC employees and related assets that support the Mail Handlers Benefit Plan (the "Plan"). The acquisition relates to long-term contracts that the Company was awarded in April 2002 to provide its comprehensive health plan services to the Plan. The acquisition was accounted for by the purchase method of accounting and was financed with borrowings under the Company's credit facility. The results of operations and assets acquired are immaterial to the consolidated financial statements of the Company. Consequently, no pro forma financial results are included herein.

     Purchase price has been allocated as follows:

     Fair value of tangible assets acquired              $  9,111
     Goodwill                                               4,507
     Intangible assets                                      9,155
     Liabilities assumed                                   (5,024)
     Liability for restructuring and integration costs       (185)
                                                          -------
                                                         $ 17,564
                                                          -------

 On October 31, 2003, the Company completed the acquisition of all of the outstanding shares of capital stock of Health Net Employer Services, Inc. ("Health Net") from Health Net, Inc. for approximately $79 million. The purchase also includes Health Net Plus Managed Care Services, Inc. and Health Net CompAmerica, Inc. Health Net Employer Services, Inc. is a workers' compensation managed care company based in Irvine, California. The acquisition was accounted for by the purchase method of accounting and was financed with borrowings under the Company's credit facility. The results of operations and assets acquired are immaterial to the consolidated financial statements of the Company. Consequently, no pro forma financial results are included herein.


     Purchase price has been allocated, on a preliminary basis, as follows:

     Fair value of tangible assets acquired              $ 17,070
     Goodwill                                              43,524
     Intangible assets                                     29,512
     Liabilities assumed                                   (7,968)
     Liability for restructuring and integration costs     (2,950)
                                                          -------
                                                         $ 79,188
                                                          -------

 On October 31, 2003, the Company completed the acquisition of PPO Oklahoma for a purchase price of $10 million, subject to certain purchase price considerations. PPO Oklahoma operates almost exclusively in the state of Oklahoma. The acquisition was accounted for by the purchase method of accounting and was financed with borrowings under the Company's credit facility. The results of operations and assets acquired are immaterial to the consolidated financial statements of the Company. Consequently, no pro forma financial results are included herein.


     Purchase price has been allocated, on a preliminary basis, as follows:

     Fair value of tangible assets acquired              $    622
     Goodwill                                               6,499
     Intangible assets                                      3,726
     Liabilities assumed                                     (172)
     Liability for restructuring and integration costs       (350)
                                                          -------
                                                         $ 10,325
                                                          -------


 3. Acquired Intangible Assets

 The following table summarizes the intangible asset amounts as of December 31, 2002 and 2003:

                              As of December 31, 2002  As of December 31, 2003
                                Gross                   Gross
                               Carrying  Accumulated   Carrying   Accumulated
         (in thousands)         Amount   Amortization   Amount   Amortization
         --------------         ------   ------------   ------   ------------
  Amortized intangible assets
    Customer contracts and
      relationships            $48,700      $4,140     $78,161      $8,289
    Provider contracts           9,927         401      13,704         961
                                ------       -----      ------       -----
    Total                      $58,627      $4,541     $91,865      $9,250
                                ======       =====      ======       =====

 Customer contracts and relationships represent added value to the Company's business for existing long-term contracts and long-term business relationships. Provider contracts represent additions to The First Health[R] Network that the Company has acquired. The aggregate amortization expense recorded in 2002 and 2003 was $3.6 million and $4.7 million, respectively. The estimated amortization expense for each of the years ending December 31, 2004 through 2007 is $7.3 million. The estimated amortization expense for the year ending December 31, 2008 is $6.6 million.

 The changes in the carrying amount of goodwill for the years ended December 31, are as follows:


             (in thousands)                2002         2003
             --------------              --------     --------
     Balance, January 1,                $ 255,855    $ 279,447
     Goodwill acquired during year         28,042       50,023
     Other changes                         (4,450)      (5,135)
                                         --------     --------
     Balance, December 31,              $ 279,447    $ 324,335
                                         ========     ========

 The goodwill acquired during 2003 represents $43.5 million acquired in the Health Net acquisition and $6.5 million acquired in the PPO Oklahoma acquisition. The other goodwill adjustments in 2003 represent a reduction of $5.2 million in tax and other liabilities related to the CCN acquisition and a $1.9 million reduction related to the finalization of the allocation of the purchase price related to the CAC and HCVM acquisitions partially offset by $2.0 million in financial performance payments made related to the HCVM acquisition. In accordance with the provisions of SFAS 142, the Company completed an annual goodwill impairment test during the third quarter of 2003. There was no impairment in goodwill amounts as a result of the annual impairment test.

 4. Marketable Securities and Investments:

 Information related to the Company's marketable securities and investments at December 31 is as follows:

                                                 2002                   2003
                                     Amortized   Fair      Amortized    Fair
 (in thousands)                         Cost     Value        Cost      Value
 -----------------------------------------------------------------------------
 United States Government securities  $20,875   $21,725     $17,985    $18,387
 State and municipal securities         6,616     6,858       1,516      1,541
 Foreign government securities            625       531         389        394
 Corporate securities                  29,120    30,589      29,291     30,487
 Mortgage and asset-backed securities   5,146     5,201      14,003     14,049
 -----------------------------------------------------------------------------
 Total debt securities                 62,382    64,904      63,184     64,858
 Equity securities                      4,769     4,280         100        109
 -----------------------------------------------------------------------------
 Total                                $67,151   $69,184     $63,284    $64,967
 Less-classified as current                       1,304                  1,973
 -----------------------------------------------------------------------------
 Classified as long-term                        $67,880                $62,994
 -----------------------------------------------------------------------------

 Gross unrealized gains and (losses) were $2,863,000 and $(830,000), respectively, at December 31, 2002, and $1,945,000 and $(263,000)
 respectively, at December 31, 2003.

 Contractual maturities of marketable debt securities at December 31 are as follows:
                                                 2002                   2003
                                     Amortized   Fair      Amortized    Fair
 (in thousands)                         Cost     Value        Cost      Value
 -----------------------------------------------------------------------------
 Due in one year or less             $ 1,310   $ 1,304      $ 1,848    $ 1,864
 Due after one year through
   five years                         33,385    34,689       24,767     25,662
 Due after five years through
   ten years                           7,689     8,150        7,003      7,343
 Due after ten years                  19,998    20,761       29,566     29,989
 -----------------------------------------------------------------------------
 Total debt securities               $62,382   $64,904      $63,184    $64,858
 -----------------------------------------------------------------------------

 Gross realized gains and (losses) on sales or maturities of marketable securities were $672,000 and $(1,071,000), respectively, for the year ended December 31, 2001; $1,045,000 and $(643,000) respectively, for the year ended December 31, 2002, and $2,207,000 and $(580,000) respectively, for the year ended December 31, 2003.


 The following table shows the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December
 31, 2003.

                                       Less than 12 months 12 months or more      Total
                                         Fair  Unrealized  Fair   Unrealized  Fair   Unrealized
          (in thousands)                Value    Losses    Value    Losses    Value    Losses
  ---------------------------------------------------------------------------------------------
  United States Government securities   $1,468   $   34   $  241   $    9    $1,709   $   43
  Foreign government securities             84        6       --       --        84        6
  Corporate securities                   4,397      107      341        2     4,738      109
  Mortgage and asset-backed securities   3,099      101      186        4     3,285      105
  ---------------------------------------------------------------------------------------------
    Total                               $9,048   $  248   $  768   $   15    $9,816   $  263
  ---------------------------------------------------------------------------------------------

 The Company continually monitors the market values of its marketable securities to determine if any unrealized holding loss should be classified as other than a temporary impairment. Securities that have been in a continuous unrealized loss position for more than 12 months are generally written down to their fair value. All of the securities that represent the $263,000 in unrealized losses as of December 31, 2003 are considered to have immaterial and temporary declines in market value due to fluctuations in interest rates. These securities are all high-grade bonds spread over a variety of investment vehicles.

 Included in other long-term investments at December 31, 2001, 2002 and 2003 is an investment in a limited liability company ("LLC") which invests in equipment that is leased to third parties. The investment is accounted for on the equity method. The total investment in this LLC was $54.0 million at December 31, 2002 and $59.0 million at December 31, 2003, including $6.7 million invested during 2003. The Company's proportionate share of the partnership's income was $2.9 million in 2001, $3.1 million in 2002 and $3.0 million in 2003, and is included in interest income. This LLC recorded an unrealized loss on interest rates swaps in 2003, of which the Company recorded its equity portion of $2.2 million, net of $1.3 million in related taxes. The Company recorded this unrealized loss in its Consolidated Statement of Comprehensive Income for the year ended December 31, 2003 and as part of its accumulated comprehensive income on its Consolidated Balance Sheet as of December 31, 2003. A member of the Company's Board of Directors is associated with a group that owns approximately 90% of this partnership. The Company has between a 20% and 33% interest in each individual tranche of the partnership.

 5. Reinsurance:

 On October 1, 1996, in anticipation of being acquired by the Company, First Health Life and Health Insurance Company, formerly known as Loyalty Life Insurance Company ("Loyalty"), entered into a reinsurance agreement whereby it ceded 100% of its life insurance and annuity contracts in force ("pre-acquisition business") to a former affiliate, National Farmers. Under the terms of the reinsurance agreement, all premiums and deposits received by Loyalty that relate to pre-acquisition business are transferred to National Farmers. Additionally, the cash and investments transferred by Loyalty to National Farmers, which support ceded insurance liabilities, are held in escrow for the benefit of Loyalty's policyholders. Premiums and policy benefits, which are not material in amount, are ceded to National Farmers and shown net of such cessions in the consolidated statements of operations. Loyalty has received approvals from the insurance regulators to transfer the pre-acquisition business. As the policyholders of each state agree to the legal replacement of Loyalty by National Farmers, Loyalty will be released from future liability for its pre-acquisition business, and that will result in the removal of such policy liabilities from the Company's consolidated balance sheets. These liabilities are included in long-term claims reserves on the Company's consolidated balance sheets.

 The Company also assumes and cedes reinsurance with other insurance companies in the normal course of business. Reinsurance is ceded primarily to limit losses from large exposures and to permit recovery of a portion of direct losses. The Company continues to have primary liability as the direct insurer for all ceded risks. In 2003, the Company entered into a reinsurance agreement with New England Financial ("NEF") whereby the Company ceded 80% of the premiums and related policy benefits (to a highly-rated carrier) on a new block of small group, multi-sited business. The NEF agreement substantially increased the recoverable amount at December 31, 2003. Reinsurance is assumed to increase the Company's revenues and to provide additional diversification of its insured risks. The effects of reinsurance on premiums and contract charges earned are as follows:

                                   Years Ended December 31,
 (in thousands)                   2001       2002       2003
 ------------------------------------------------------------
 Life and health premiums
  and contract charges:
 Direct                          $18,620    $20,799   $23,259
 Assumed                             944        589    26,485
 Ceded                            (4,892)    (5,847)  (28,184)
 ------------------------------------------------------------
 Net                             $14,672    $15,541   $21,560
 ------------------------------------------------------------

 The recoverable amounts at December 31, 2003 include $34.1 million estimated by the Company with respect to ceded unpaid losses (including claims incurred but not reported), which are not billable until the losses are paid. Estimating amounts of reinsurance recoverable is impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, the amount ultimately recoverable may vary from amounts currently recorded.

 6. Claims Reserves:

 The Company establishes claims reserves on reported and unreported medical claims pertaining to insured losses. These reserve estimates are based on known facts and circumstances including historical trends and claims payment history adjusted for specific benefit plan elements (such as deductibles) and expected savings generated by utilization of the First Health[R] Network. The Company classifies claims reserves as either short or long-term based on whether a claim is expected to be settled within the next 12 months. The short-term reserves are composed primarily of either stop-loss or small group accident and health reserves. The long-term reserves represent the pre-acquisition business discussed in Note 5 to the consolidated financial statements. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

 The following table summarizes claims reserve activity for the years ending December 31:

                  (in thousands)                   2002        2003
   -----------------------------------------------------------------
   Balance, beginning of year                   $ 38,448    $ 40,420
   Less reinsurance recoverables                 (25,701)    (26,966)
                                                 -------     -------
   Net balance, beginning of year                 12,747      13,454
                                                 -------     -------
   Incurred losses and adjustments related to:
      Current year                                16,996      22,879
      Prior years                                 (1,541)     (1,417)
                                                 -------     -------
      Total incurred                              15,455      21,462
                                                 -------     -------
   Losses and adjustments paid related to:
      Current year                                 8,769      13,672
      Prior years                                  5,979       7,233
                                                 -------     -------
      Total paid                                  14,748      20,905
                                                 -------     -------

   Net balance, end of year                       13,454      14,011
   Plus reinsurance recoverables                  26,966      34,117
                                                 -------     -------
   Balance, end of year                         $ 40,420    $ 48,128
                                                 =======     =======
   -----------------------------------------------------------------

 Management believes that the claims reserves as of December 31, 2003 are appropriate and adequate to cover the ultimate cost of reported and unreported claims.

 7. Accrued Expenses:

 Accrued expenses at December 31, 2002 include approximately $11. 4 million for merger-related restructuring expenses; $22.6 million for accrued salaries, wages and benefits; and $6.0 million for insurance accruals. Accrued expenses at December 31, 2003 include approximately $5.1 million for merger-related restructuring expenses; $27.0 million for accrued salaries, wages and benefits; and $5.3 million for insurance accruals.

 8. Long-Term Obligations:

 The Company has a $400 million revolving credit facility. As of December 31, 2002 and 2003, $120 million and $270 million, respectively, was outstanding under the facility. The credit facility has a five-year term and provides for interest at a Euro-dollar rate (which approximates LIBOR) plus a variable margin that fluctuates based on the Company's debt rating. The facility also has a corresponding fee calculated at a variable rate of the available facility balance depending on the debt rating of the Company. As of December 31, 2002 and 2003, the effective marginal interest rate was approximately 3.5% and 2% per annum, respectively. No principal payments are due on this facility until its maturity.

 The agreement contains provisions that require the Company to maintain a specified level of net worth and comply with various financial ratios and includes, among other provisions, restrictions on investments, dividend payments, acquisitions and incurrence of additional indebtedness. At December 31, 2003, $471 million was available for dividend distributions under these provisions. The Company was in compliance with all provisions as of December 31, 2003.

 9. Income Taxes:

 Components of the provision for income taxes are as follows:

                                          Years Ended December 31,
 (in thousands)                      2001           2002           2003
 ----------------------------------------------------------------------
 Current provision:
    Federal                      $ 33,216       $ 62,497       $ 60,525
    State                           9,987         14,766          5,421
 ----------------------------------------------------------------------
                                   43,203         77,263         65,946
 ----------------------------------------------------------------------
 Deferred provision:
    Federal                        24,974         10,569         25,134
    State                           1,884          (121)          2,543
 ----------------------------------------------------------------------
                                   26,858         10,448         27,677
 ----------------------------------------------------------------------
 Provision for income taxes      $ 70,061       $ 87,711       $ 93,623
 ----------------------------------------------------------------------

 Deferred tax assets and (liabilities) comprise the following, as of December 31:

 (in thousands)                              2002                  2003
 ----------------------------------------------------------------------
 Current assets:
    Revenue adjustments                  $ 16,214              $ 13,213
    Allowance for doubtful accounts         5,807                 5,554
    Vacation accrual                        5,006                 5,811
    Purchase accounting reserves            4,743                    --
    Other, net                              3,485                 2,212
 ----------------------------------------------------------------------
 Total current assets                      35,255                26,790
 ----------------------------------------------------------------------
 Noncurrent assets (liabilities):
    Tax benefit of limited
      partnership investment              (67,580)              (76,478)
    Internally developed software         (25,001)              (30,609)
    Intangible assets                     (17,816)              (18,759)
    Revenue adjustments                     2,360                 1,900
    Purchase accounting reserves           (4,707)                1,940
    Depreciation                           (1,746)               (6,501)
    Unrealized loss on limited
      partnership derivatives                  --                 1,217
    Market value adjustment                  (703)                 (597)
    Other, net                                501                 1,413
 ----------------------------------------------------------------------
 Total noncurrent liabilities            (114,692)             (126,474)
 ----------------------------------------------------------------------
 Net deferred tax liabilities            $(79,437)             $(99,684)
 ----------------------------------------------------------------------


 Income tax benefits associated with the exercise of stock options were $16,634,000 in 2001, $16,521,000 in 2002 and $8,920,000 in 2003. Such
 amounts are credited to additional paid-in-capital.

                                           Years Ended December 31,
 (in thousands)                        2001          2002          2003
 ----------------------------------------------------------------------
 Provision for income taxes at
   federal statutory rate            $60,545       $77,227      $86,225
 State taxes, net of federal benefit   7,548        10,267        6,823
 Expenses not deductible
   for income tax purposes             2,127           311          629
 Nontaxable interest
   income and dividends                 (159)          (94)         (54)
 ----------------------------------------------------------------------
 Provision for income taxes          $70,061       $87,711      $93,263
 ----------------------------------------------------------------------

 10. Employment Agreements:

 The Company has employment agreements that expire between 2004 and 2008 with certain officers and key employees. The agreements provide for, among other things, annual base salaries aggregating $2.8 million plus additional incentive compensation. The Company recorded incentive compensation to certain key officers and employees in the aggregate amount of $3,150,000, $4,100,000 and $3,250,000 in 2001, 2002 and 2003, respectively.

 11. Stockholders' Equity:

 Employee Stock Purchase Plan: The Company maintains an Employee Stock Purchase Plan that allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e., February 28 or 29 and August 31 of each year) at a purchase price that is 85% of the closing sale price of the shares as quoted on the NASDAQ national market on the first or last day of such purchase period, whichever is lower. A maximum of 4.0 million shares has been authorized for issuance under the plan. As of December 31, 2003, 3.5 million shares had been issued pursuant to the plan with approximately 0.2 million shares issued during each of years from 2001 to 2003.

 Stock options: The Company maintains an Employee Stock Option Plan that provides for the granting of options to employees and consultants of the Company and its subsidiaries to purchase common stock at a price not less than 100% of fair market value at date of grant. These grants have contractual lives that range from 5 to 10 years.

 The Company also maintains a Stock Option Plan that provides for the granting of options to purchase common stock at or above fair market value at date of grant to nonemployee members of its Board of Directors. These grants have a 10-year contractual life. The Company has also granted options to certain of its employees and members of its Board of Directors under individual option agreements, which expire between 2006 and 2008.

 The Company had extended loans to various members of management to enable them to exercise options to purchase shares of Company common stock. Each loan was secured by the common stock purchased and the Company had full recourse in the event of default. There were $0.3 million of such loans outstanding at December 31, 2002. No such loans are outstanding at December 31, 2003. Such loans were classified as an offset to stockholders' equity. The Company no longer grants these loans to executive officers.

 The following table summarizes changes in common stock under option plans.

                                            Years Ended December 31,
                                     2001             2002               2003
--------------------------------------------------------------------------------
                              Wtd.Avg.             Wtd.Avg.             Wtd.Avg.
                      # of    Exercise     # of    Exercise    # of     Exercise
                      Shares    Price      Shares    Price     Shares     Price
 -------------------------------------------------------------------------------
 (Number of shares
 in thousands):
 Outstanding at
  beginning of
  the year            13,294    $10.34     13,378    $14.83    11,429    $17.38
 Granted               3,705     26.40      1,243     26.64     1,165     26.60
 Exercised            (3,457)     9.97     (3,008)     9.66    (1,789)    10.00
 Canceled/expired       (164)    14.13       (184)    20.34      (275)    24.19
--------------------------------------------------------------------------------
 Outstanding at end
   of the year        13,378     14.83     11,429     17.38    10,530     19.48
--------------------------------------------------------------------------------
 Exercisable at
  December 31          5,331    $12.40      6,655    $14.73     6,829    $17.27
 Available for
  grant                4,429                3,369               3,978
--------------------------------------------------------------------------------

 The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

 (Number of shares in thousands)  Options Outstanding    Options Exercisable
 ---------------------------------------------------------------------------
                         Wtd. Avg. Remaining
       Range of              Contractual   Wtd. Avg.              Wtd. Avg.
       Exercise       # of      Life       Exercise      # of     Exercise
        Price        Shares   In Years      Price      Shares      Price
 ---------------------------------------------------------------------------
   $ 1.00 to $10.00   1,942     2.25        $ 7.84      1,332     $ 7.84
   $10.01 to $20.00   2,725     4.04         12.83      2,723      12.83
   $20.01 to $30.00   5,863     5.18        $26.42      2,774     $26.15

 The weighted average fair values at date of grant for options granted during 2001, 2002 and 2003 were $12.20, $11.69 and $9.05, respectively, and were estimated using the Black-Scholes option pricing model with the following assumptions:

                                           Years ended December 31,
                                       2001          2002          2003
 ----------------------------------------------------------------------
 Risk-free interest rate              4.16%         3.35%         2.59%
 Dividend yield                         -             -             -
 Expected volatility                 47.37%        45.62%        40.29%
 Expected life in years              1 to 7        1 to 7        1 to 7


 Treasury Stock: In 2002, the Company's Board of Directors approved the repurchase of up to 10 million shares of the Company's outstanding common stock. In 2003, the Board approved a new authorization to repurchase up to an additional 5 million shares of common stock. Purchases may be made from time to time depending on market conditions and other relevant factors. The Company had approximately 6.1 million shares available for repurchase under these repurchase authorizations as of December 31, 2003.

 The Company did not repurchase any common stock shares during 2001. During 2002, the Company repurchased 4.5 million shares of its outstanding common stock in the open market for a total cost of $109.3 million. During 2003, the Company repurchased 9.6 million shares of its outstanding common stock in the open market for a total cost of $216.6 million. The repurchased stock was recorded as treasury stock, at cost, and is available for general corporate purposes. In connection with the exercise of options to purchase 8,000 shares of common stock during 2002, a certain employee paid the exercise price by delivering to the Company approximately 2,000 shares of previously acquired stock. In connection with the exercise of options to purchase 94,000 shares of common stock during 2003, a certain employee paid the exercise price by delivering to the Company approximately 20,000 shares of previously acquired stock.

 Employee Benefit Plan: The Company maintains a Savings and Investment Plan that allows eligible employees to allocate up to 15% of their salary, through payroll deductions, among various mutual funds. The Company matches 85% of the employee's contribution, up to 6% of his or her salary. The cost of this plan (net of forfeitures) was $4.2 million in 2001, $5.3 million in 2002 and $7.1 million in 2003.

 12. Commitments and Contingencies:

 The Company and its subsidiaries are subject to various claims arising in the ordinary course of business and are parties to various legal proceedings that constitute litigation incidental to the business of the Company and its subsidiaries. The Company does not believe that the outcome of such matters will have a material effect on the Company's financial position or results of operations.

 The Company's largest client (Mail Handlers Benefit Plan) generated revenue of approximately $236 million in 2003, or 27% of total revenues. This amount is net of a reserve established by the Company for various issues associated with the potential disallowance of certain expenses charged to the Plan. In addition, the provisions of the contract with the Plan's sponsor, the National Postal Mail Handlers Union, require that the Company fund any deficits in the Plan after the Plan's reserves have been fully utilized. As of December 31, 2003, the Plan has approximately $346 million in reserves to cover Plan expenses, which may exceed the premiums charged and collected from the Plan participants by the Plan sponsor. Management believes that these reserves are adequate to cover any Plan deficits as of December 31, 2003. There are no known Plan deficits as of December 31, 2003.

 Financial Interpretation No. 45, "Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the Company to disclose certain guarantees, including contractual indemnifications, it has assumed. The Company generally declines to provide indemnification to its customers. In limited circumstances, to secure long-term customer contracts at favorable rates, the Company may negotiate risk allocation through mutual indemnification provisions that, in the Company's judgment, appropriately allocate risk relative to the value of the customer. Management believes that any liability under these indemnification provisions would not be material.

 Leases: The Company leases office facilities under leases through 2010. At December 31, 2003, future minimum annual rental commitments, gross of $1.4 million in future income under noncancelable contractual sublease agreements, were as follows:

      (in thousands)
      ------------------------------------
      Years Ending December 31,     Amount
      ------------------------------------
      2004                         $14,591
      2005                          12,364
      2006                           8,778
      2007                           7,505
      2008                           5,658
      Thereafter                     7,071
      ------------------------------------
      Total                        $55,967
      ------------------------------------

 Total rent expense, recognized under the straight-line method, was $9.9 million in 2001, $13.3 million in 2002 and $13.9 million in 2003.

 Agreement with EDS: The Company has an agreement (the "EDS Agreement") with Electronic Data Systems Corporation ("EDS"), primarily for the purpose of developing and jointly marketing medical and administrative cost management services to workers' compensation payors. The initial term of the EDS Agreement was scheduled to end on January 1, 2005, and has been extended to at least 2010. EDS provides data processing, electronic claims transmission and marketing support services to the Company. Fees paid by the Company to EDS for its medical cost management services are based upon a per-bill charge plus percentage of savings method.

 13. Major Customers:

 During 2001, 2002 and 2003, the Company had one customer (Mail Handlers Benefit Plan) that accounted for 13%, 21% and 27%, respectively, of revenues.

 14. Derivative Financial Instruments:

 The use of derivatives by the Company has not been material, although they have been used from time to time to reduce interest rate risks, potentially increase the return on invested funds and manage the cost of common stock repurchase programs. Investments in derivative financial instruments are approved by the Board of Directors of the Company. The Company invests in an LLC that uses interest rate swaps to reduce interest rate risk. The Company recorded its equity portion of the unrealized loss on these derivatives in 2003, in the amount of $2.2 million, net of $1.3 million in related taxes, in its Consolidated Statement of Comprehensive Income. The Company has no other derivatives as of December 31, 2003.

 15. Segment Information:

 The Company operates in two segments: Commercial and Public Sector. In the Commercial segment, the Company often bundles its products and services to offer a comprehensive health benefits solution to the customer centered around the First Health[R] Network. In the Public Sector segment, the Company offers products and services more specialized to the needs of the individual customer as public sector health programs move toward more efficient utilization of health services. The Company has one executive management team who reviews and approves all strategic and resource allocations for each of the two segments. Discreet financial information is available for each of the two segments and is reviewed regularly by the chief operating decision maker.

 The Company calculates income from operations and net income for each segment consistent with the accounting policies for the consolidated financial statements. Interest expense for the Company's credit facility is charged solely to the Commercial segment. The Commercial segment also includes the Company's treasury, legal, tax and other similar corporate functions. Income taxes are computed using the consolidated income tax rate of the Company.

 Summarized segment financial information for the years ended December 31 is as follows:

   (in thousands except %)             2001        2002        2003
   -----------------------           -------     -------     -------
   Commercial

    Group Health revenue            $346,374    $466,187    $550,735
    Workers' Compensation revenue    130,726     161,324     168,110
                                     -------     -------     -------
    Total revenues                  $477,100    $627,511    $718,845
                                     -------     -------     -------

    Depreciation and amortization    $37,958     $47,959     $53,392
    Interest expense                   7,138       5,417       5,560
    Interest income                    6,844       6,698       5,928
    Income taxes                      69,919      86,921      89,915
    Net income                       102,712     131,741     146,683
    Goodwill                         201,704     225,296     270,184
    Equity method investments         53,054      61,937      66,715
    Capital expenditures              50,613      64,346      70,986
    Total assets                    $756,641    $807,897    $940,620

  Public Sector

    Revenues                        $116,008    $132,455    $172,081

    Depreciation and amortization      8,569       8,118       9,641
    Interest expense                      14          37          26
    Income taxes                         142         790       3,708
    Net income                           208       1,197       6,051
    Goodwill                          54,151      54,151      54,151
    Capital expenditures              13,041       7,237      13,815
    Total assets                    $ 24,093    $ 35,464    $ 36,791

 Consolidated

   Group Health revenue             $346,374    $466,187    $550,735
   Workers' Compensation revenue     130,726     161,324     168,110
   Public Sector revenue             116,008     132,455     172,081
                                     -------     -------     -------
  Total revenues                    $593,108    $759,966    $890,926
                                     -------     -------     -------

   Depreciation and amortization    $ 46,527    $ 56,077    $ 63,033
   Interest expense                    7,152       5,454       5,586
   Interest income                     6,844       6,698       5,928
   Income taxes                       70,061      87,711      93,623
   Net income                        102,920     132,938     152,734
   Goodwill                          255,855     279,447     324,335
   Equity method investments          53,054      61,937      66,715
   Capital expenditures               63,654      71,583      84,801
   Total assets                     $780,734    $843,361    $977,411


 16. Quarterly Financial Data (Unaudited):

 The following is a summary of unaudited results of operations (in thousands except per share data) for the years ended December 31, 2002 and 2003.

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
 ---------------------------------------------------------------------------

                                       Year Ended December 31, 2003
                                First      Second       Third       Fourth
                               Quarter     Quarter     Quarter      Quarter
 ---------------------------------------------------------------------------
 Revenue                      $213,753    $218,651    $219,736      $238,786
 Net income                   $ 36,841    $ 37,171    $ 40,656      $ 38,066
 Net income per common
   share - basic              $    .38    $    .39    $    .43      $    .41
 Weighted average shares
   outstanding - basic          96,866      95,273      94,680        92,644
 Net income per common
   share - diluted            $    .37    $    .38    $    .42      $    .40
 Weighted average shares
   outstanding - diluted        99,456      97,696      97,051        94,591
 ---------------------------------------------------------------------------


 Corporate and Investor Information
 ----------------------------------

 Form 10-K. The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2003 with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:
 The office of the Chief Financial Officer, First Health Group Corp., 3200 Highland Avenue, Downers Grove, IL 60515. Additionally, it is available on the Internet by accessing the Company's website at www.firsthealth.com. The Company's Code of Business Conduct can also be accessed on the Company's website.

 Common Stock. First Health Group Corp. common stock is quoted on the NASDAQ National Market under the symbol FHCC. The following tables show the quarterly range of high and low sales prices of the common stock during the calendar periods indicated:

                      High       Low
   ----------------------------------
   2002
   First Quarter     $26.25    $22.00
   Second Quarter     30.15     23.75
   Third Quarter      28.35     23.49
   Fourth Quarter     29.60     20.79
   ----------------------------------
   2003
   First Quarter     $26.25    $20.70
   Second Quarter     28.80     23.01
   Third Quarter      28.88     24.44
   Fourth Quarter     26.97     17.90
   ----------------------------------
   2004
   Through March 4   $22.27    $18.95

 As of March 4, 2004, the Company had 797 stockholders of record.

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